CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
As confidentially submitted to the Securities and Exchange Commission on May 4, 2026 as Amendment No. 1 to the draft registration statement.
This draft registration statement has not been publicly filed with the United States Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Bending Spoons S.p.A.
(Exact Name of Registrant as Specified in its Charter)
Not Applicable
(Translation of Registrant’s Name into English)
Republic of Italy (State or Other Jurisdiction of Incorporation or Organization)	7370 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)
Via Nino Bonnet 10
20154 Milan
Italy
+39 02 81284093
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Bending Spoons US Inc.
c/o Corporate Creations Network Inc.
1521 Concord Pike, Suite 201
Wilmington, DE 19803
United States of America
+1 (866) 761-1444
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Jeffrey H. Lawlis M. Ryan Benedict Jennifer M. Gascoyne Latham & Watkins (London) LLP 99 Bishopsgate London EC2M 3XF United Kingdom Tel: +44.20.7710.1000	Rod Miller David Dixter Milbank LLP 55 Hudson Yards New York, NY 10001 United States of America +1 (212) 530-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and neither we nor the Selling Shareholders are soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
(Subject to Completion) Dated           , 2026
PRELIMINARY PROSPECTUS
           Ordinary Shares

Bending Spoons S.p.A.
Ordinary Shares

This is the initial public offering of Bending Spoons S.p.A. We are offering         of our ordinary shares, with no par value, and certain of our existing shareholders (the “Selling Shareholders”) are offering           of our ordinary shares. We will not receive any proceeds from the sale of ordinary shares by the Selling Shareholders. Prior to this offering, there has been no public market for our ordinary shares. We currently expect the initial public offering price to be between $      and $      per ordinary share.

We intend to apply to list our ordinary shares on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “BSP.”
Following the completion of this offering, we will have two classes of shares outstanding: ordinary shares and Class A shares. Each ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class A share is entitled to five votes per share and is convertible at any time into one ordinary share upon request of the holder. In addition, our Class A shares will automatically convert into ordinary shares upon certain events. After giving effect to the sale of ordinary shares in this offering,         will beneficially own our Class A shares and will be able to exercise    % of the total voting power of our issued and outstanding share capital immediately following the completion of this offering (or approximately    % if the underwriters’ option to purchase additional ordinary shares is exercised in full).
Investing in our ordinary shares involves risks. See Risk factors beginning on page 31.

We are a “foreign private issuer” under applicable U.S. Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See Prospectus summary — Implications of being a “foreign private issuer.”

Price $      per ordinary share

	Price to public	Underwriting discounts and commissions(1)	Proceeds, before expenses, to us	Proceeds, before expenses, to the Selling Shareholders
Per ordinary share	$	$	$	$
Total	$	$	$	$

(1)
We refer you to “Underwriting (conflicts of interest)” for additional information regarding underwriting compensation.

To the extent that the underwriters sell more than           ordinary shares, the underwriters have the option to purchase up to an additional           ordinary shares from us and an additional           ordinary shares from the Selling Shareholders, each at the initial public offering price, less underwriting discounts and commissions.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the ordinary shares to purchasers against payment on           , 2026.

Goldman Sachs International*	J.P. Morgan*	Allen & Company LLC
*listed in alphabetical order

Prospectus dated                 , 2026

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
For investors outside the United States: Neither we, the Selling Shareholders, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside the United States.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Neither we, the Selling Shareholders, nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or in any free writing prospectus we have prepared, and neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. Neither we, the Selling Shareholders, nor the underwriters are making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of ordinary shares. Our business, financial condition, results of operations, and prospects may have changed since the date on the cover page of this prospectus.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Letter from the team
Origins
It’s the middle of the night on July 21, 2010. The three of us — Francesco Patarnello, Matteo Danieli, and Luca Ferrari — are exhausted from long days of backpacking through Indonesia on this trip to mark our graduation in engineering. We should have passed out hours ago, but that’s not happening. We’ve just decided to start a company together. And we’re too fired up to sleep.
Two months later, Evertale is up and running. The idea is to create a smartphone app that uses AI to automatically generate a user’s diary. We go on to raise a million dollars, recruit a scrappy team of ten, launch the product, and try to grow it. We work ourselves to the bone, to little avail. By mid-2013, we have essentially no revenue, barely four months of runway in the bank, and a hard truth to reckon with: Evertale is a failure.
That failure is painful, humbling — and galvanizing. It leaves us wiser for our countless mistakes and hungry to build again, to build better. We liquidate Evertale and use the leftover $40,000 to start a new company alongside Luca Querella and Tomasz Greber, two Evertale standouts. We vow that product–market fit, Evertale’s Achilles’ heel, won’t be an issue again.
Enter Bending Spoons
As we analyzed our experience during the Evertale years, two insights emerged:
•
Luck plays a big role in finding product–market fit. We’d observed entrepreneurs we admired fail in their ventures and unremarkable ones succeed. Even accepting that our own judgment was flawed in some cases, it was apparent that luck mattered a great deal at the early stages of a business. This implied that many successful businesses were likely being run suboptimally, such that a more skilled operator could improve them.

•
Luck is irrelevant when pursuing operational excellence. Developing world-class skills is about talent and dedication coupled with effective feedback loops. After three years of hard work and innumerable lessons learned, we’d gotten much better at operating a digital business. Too bad our skills were being wasted on products nobody wanted.

Based on these insights, and to prevent our future success from depending on luck more than necessary, we devised the following strategy for Bending Spoons:
•
Build the perfect operating machine. We would put our hearts and minds into becoming the best possible operators of digital businesses. The better our operating machine became, the more a digital business would stand to gain by being part of Bending Spoons rather than a standalone entity.

•
Compound capital through acquisitions. Operational excellence would unlock an opportunity to grow efficiently through acquisitions. We would, in effect, be outsourcing the search for product–market fit, while directing all of our energy toward excelling at everything else.

Our Playbook would be simple: acquire digital businesses, implement deep transformations and ongoing optimizations to sustainably expand earnings, and reinvest in additional acquisitions, thereby continuing the compounding cycle.
By executing this Playbook, we would come to own and operate many different businesses, each with its respective products. From the outset, we decided to treat the operating machine itself as our most important product, and to direct our greatest efforts toward building it. We were convinced that if we succeeded there, everything else would probably follow.
About telekinesis
We chose to call the company “Bending Spoons,” a nod to the fictional concept of bending spoons with the power of the mind. We loved (and still love) the name, as it served as a powerful metaphor for a few ideas dear to us:
•
Attempting the seemingly impossible. Our determination to aim high didn’t stem from arrogance or naivety (if we’d ever suffered any delusions of infallibility, Evertale quickly set us straight). Rather, it stemmed from the conviction that our lives would be best lived by pursuing bold objectives.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
•
A reliance on reason. We viewed imagination, logic, and rationality as some of the most precious tools at our disposal as we tackled the hard problems that inevitably arise on an ambitious journey. To bend spoons, we would need to push the mind to its limit.

•
The paramount importance of effort. The metaphor of telekinesis evoked relentless dedication — a singularity and intensity of purpose that we considered a prerequisite for any extraordinary achievement.

Finally, we liked the silliness of Bending Spoons as a company name. We were about to attempt to create a world-class company with $40,000, a team of five, and a track record that read 0 for 1. A touch of irony seemed appropriate.
Thirteen years seeking perfection
In 2013, we had little idea of how to build a good operating machine, much less a perfect one.
Since then, we’ve developed Bending Spoons from first principles and through trial and error, convinced that each iteration would move us closer to that Platonic ideal. Along the way, we learned about Henry Singleton at Teledyne and Tom Murphy at Capital Cities, whose examples we found inspiring and instructive. In recent years, we studied companies such as Broadcom, Danaher, and TransDigm, each of which demonstrated how excellence in both acquiring and operating businesses can generate attractive financial outcomes.
Our Playbook has stayed essentially the same since 2013. What has evolved significantly is our understanding of what it takes to execute it well. Effective execution comes down to three things: people, technology, and data. This prospectus describes in detail how these three elements — which together form what we call our Platform — improve the quality of our acquisition decisions and enable us to sustainably enhance the earnings of the businesses we acquire. We’ve been developing this Platform since our founding and see it as our primary source of competitive advantage, one that we believe will continue to strengthen as we grow.
Thanks to our Platform, we have generally been able to apply internal-rate-of-return hurdles of 65% on a levered basis and 25% on an unlevered basis for acquisitions closed from 2023 through Q1 2026.(1) Despite the increase in capital deployed in acquisitions, our hurdle rates have remained stable during this period. Still, it’s plausible that we’ll have to lower them as we scale further. We’re comfortable with this scenario: There’s plenty of room for returns to fall before we would find them unattractive. As such, we expect to allocate nearly all available capital to acquisitions for many years to come. Then, like Singleton and Murphy, perhaps our best acquisition opportunity will be the shares of our own company.
AI before it was cool
Back in 2010, we used AI to underpin Evertale’s key product features. Our conviction in AI’s potential didn’t make the difference for that startup, but it has proven valuable at Bending Spoons. From the outset, this conviction motivated us to create the conditions needed to capitalize on AI’s advances.

(1)
These thresholds reflect the return criteria applied by our Business Acquisitions team in nearly all acquisitions completed during the period. For each acquisition, the unlevered internal rate of return was calculated based on the estimated free cash flow directly attributable to the acquired business over the five years following the expected closing date, together with a terminal value at the end of that period. Terminal value has been estimated using different standard methodologies over time. The current approach—applied to all major and recent acquisitions—derives terminal value from projected growth for years six through ten and a weighted average cost of capital. A small subset of earlier and smaller acquisitions relied instead on an enterprise value/EBITDA multiple. The levered internal rate of return was calculated on a similar basis, but also included the impact of hypothetical acquisition financing. As we raise debt and equity at the level of Bending Spoons as a whole, allocating financing to a particular acquisition requires making assumptions. In particular, acquisition financing assumed debt equal to the lower of (i) 85% of the purchase price (enterprise value), and (ii) the maximum amount of debt that

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
We’ve constructed our team of Spooners(2) — the people in our Platform — with an obsession for exceptional talent density and a deeply rooted culture. In 2025, we received more than 800,000 job applications and hired fewer than 300 individuals, strengthening a team already comprising hundreds of selectively recruited software engineers, data scientists, and AI research engineers. One Spooner at a time, we’ve established a culture that, through traits such as adaptability and drive to achieve, helps us succeed even in times of intense change. We’ve used AI to power our proprietary technologies for nearly a decade. And we’ve accumulated extensive data across the dozens of businesses we own and operate. We see these as robust foundations for the future.
Given its recent acceleration, AI could soon redefine what an optimally run business looks like. We believe we’re well positioned to be at the forefront of that transition, thanks to the foundations we’ve laid. As many businesses struggle to adapt, our ability to enhance the earnings of an acquired business may improve in relative terms — potentially benefiting our returns. And as AI enables us to accomplish more with fewer people, the scalability of our acquisition and transformation model should improve as well.
Early signals are encouraging: The share of pull requests(3) authored or coauthored by AI at Bending Spoons grew from less than 10% in Q1 2025 to more than 90% by the end of Q1 2026, with around 70% authored by AI alone. Progress in AI is one of the factors behind revenue per full-time equivalent Spooner(4) increasing from $1.12 million in 2023 to $2.57 million in 2025.
Unusually great
As a public company, we hope to enjoy the support of investors who share our vision and expectations, just as we did as a private company. We’ve written this letter with that goal in mind.
At Bending Spoons, we implement many practices that are unusual, and we expect to continue experimenting with new ones. The following are a few examples of practices we consider important to our success, and that not every investor will embrace:
•
Betting on talented but inexperienced people. We’ve consistently hired high-potential students and new graduates, and swiftly placed them in positions of major responsibility. Today, nearly all of our businesses and functions are led by people in their twenties or thirties, most of whom had little or no work experience prior to joining Bending Spoons. This approach requires patience and investment in coaching, but we believe it leads to higher performance in the long run.

•
Being neutral on organic revenue growth in acquisitions. A target’s projected organic growth is embedded in our assumptions and influences the price we’re willing to pay. But we ultimately make capital allocation decisions based on expected returns, and assuming we’ll never sell the acquired business. Assessed through this lens, we’ve found that the market tends to overvalue organic growth. Therefore, while the businesses we’ve acquired display a variety of growth profiles, organic growth has been relatively modest at the portfolio level. We believe our returns-centric approach is the optimal way to compound capital, and we intend to continue following it.

•
Bringing established businesses back to startup mode. When we acquire a business, we typically restructure it significantly — generally transitioning to much smaller, more talent-dense teams — and eliminate as many rules and processes as is feasible in favor of greater individual responsibility and accountability. The goal is to accelerate the pace of innovation while achieving outstanding cost efficiency.

the acquired business’s projected free cash flow could fully repay within five years of closing. The assumed cost of such debt was in line with the terms available to us at the time of the acquisition.
(2)
We define “Spooners” as team members who have successfully completed the rigorous and selective application process to join our core team. Spooners are allocated flexibly across the organization and may be transferred between businesses on short notice. They are held to particularly demanding performance standards.

(3)
A “pull request” is a formal proposal to add, modify, or remove code in a shared software repository. It allows other contributors to review, discuss, and approve the proposed changes before they are merged into the repository.

(4)
“Revenue per full-time equivalent Spooner” for a given quarter is defined as the revenue for that quarter divided by the number of full-time equivalent Spooners at the end of the quarter.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Outlook and resolution
When we started Bending Spoons, we had around $40,000 in seed capital and paid $10,000 for our first acquisition. Thirteen years later, we’re pursuing acquisitions in the billions of dollars. In March 2026, our businesses served over 500 million monthly active users(5) and more than 9 million monthly paying customers.(6) Revenue grew from $387 million in 2023 to $1.31 billion in 2025, implying a CAGR of 84% over the period.
As we transform AOL, Eventbrite, and Vimeo — and continue to optimize our other businesses — 2026 is shaping up to be a strong year. However, our focus remains on maximizing our prospects not for next quarter or even next year, but for the long run.
We see a vast opportunity ahead. We’ve identified more than 1,000 digital businesses (both private and public) that could be attractive acquisition targets in the future, representing nearly $400 billion in aggregate estimated annual revenue in 2025. With AI as a potentially powerful tailwind, we believe we’re well positioned to grow for years to come.
We’re proud of what we’ve accomplished since 2013, and are grateful for the opportunity to do so alongside such remarkable colleagues. We’re committed to developing Bending Spoons into an all-time great company, and we appreciate every investor who chooses to join us along the way.
Letter done, back to building.
On behalf of the Bending Spoons team: Luca Ferrari, co-founder and chief executive officer.

(5)
“Monthly active users” represents the users who interacted with our products during a given calendar month. Interaction is measured based on activity observed through our internal systems and may include, depending on the product, opening an application, visiting a website, or otherwise engaging with the product’s features. We calculate the number of monthly active users for each product in our portfolio based on product-level data and then aggregate these figures across our portfolio. Because the same user may interact with multiple products, with each product associating interactions to a separate user identifier, or may interact with the same product through multiple user identifiers, and because we do not have a reliable method of de-duplication, the aggregated monthly active user figure may count the same user more than once. As such, our reported number of monthly active users is intended to provide an indication of the scale of our portfolio rather than a precise count of distinct users.

(6)
“Monthly paying customers” represents the customers that generated revenue during a given calendar month, whether through a one-time transaction or by having an active subscription during that month. We calculate the number of monthly paying customers for each product in our portfolio based on product-level data and then aggregate these figures across our portfolio. Because the same customer may purchase across multiple products, with each product associating transactions to a separate customer identifier, or may transact within the same product through multiple customer identifiers, and because we do not have a reliable method of de-duplication, the aggregated monthly paying customer figure may count the same customer more than once. As such, our reported number of monthly paying customers is intended to provide an indication of the scale of our portfolio rather than a precise count of distinct customers.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Selected definitions
In addition to the terms defined elsewhere in this prospectus, the following terms have the meanings set out below:
•
“$,” “dollars,” and “USD” mean U.S. dollars.

•
“€,” “euros,” and “EUR” mean European Economic and Monetary Union euros.

•
“2026 Equity Compensation Plan” means .

•
“AI” means artificial intelligence.

•
“Bending Spoons,” “Company,” “we,” “us,” “our,” “our company,” and “our business” refer to Bending Spoons S.p.A., together with its consolidated subsidiaries as a consolidated entity, except where the context otherwise requires or where otherwise indicated.

•
“Bylaws” means our amended and restated bylaws approved by the shareholder meeting held on April 23, 2026, subject to and effective upon the effective date of this registration statement.

•
“E.U.” means the European Union.

•
“Exchange Act” means the Securities Exchange Act of 1934, as amended.

•
“FINRA” means Financial Industry Regulatory Authority, Inc.

•
“GAAP” means accounting principles generally accepted in the United States of America.

•
“Italy” means the Republic of Italy.

•
“SEC” means the U.S. Securities and Exchange Commission.

•
“Securities Act” means the Securities Act of 1933, as amended.

•
“U.K.” means the United Kingdom.

•
“U.S.” means the United States of America.

•
“U.S. Holder” means a beneficial owner of our ordinary shares that, for U.S. federal income tax purposes, is or is treated as any of the following: (i) an individual who is a citizen or resident of the U.S., (ii) a corporation created or organized in or under the laws of the U.S., any state, or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons, or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

•
“Unaudited Pro Forma Condensed Combined Financial Information” means the unaudited pro forma condensed combined financial information and related notes for Bending Spoons S.p.A.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Presentation of financial information
Historical consolidated financial information
The historical consolidated financial statements, the summary historical consolidated financial data, and the other financial information included elsewhere in this prospectus have been prepared in U.S. dollars in accordance with GAAP. This historical financial information does not give effect to this offering. This prospectus includes our audited consolidated financial statements as of December 31, 2023, 2024, and 2025 and for the years ended December 31, 2023, 2024, and 2025.
On November 24, 2025, we acquired Vimeo, Inc. This prospectus includes the audited financial statements of Vimeo, Inc. as of and for the years ended December 31, 2023 and 2024, and its condensed financial statements (unaudited) as of and for the nine months ended September 30, 2024 and 2025, both of which have been prepared in accordance with GAAP.
On January 2, 2026, we acquired AOL Holdco I LLC. This prospectus includes the audited combined financial statements as of and for the years ended December 31, 2024 and 2025, which are presented under the name of AOL Holdco II LLC. These combined financial statements have been prepared on a carve-out basis and reflect the underlying operating activities, financial position, and results of operations of the acquired business, including the entities and operations held by AOL Holdco I LLC and its subsidiaries. The financial statements therefore capture the full scope of the acquired business, notwithstanding the legal entity referenced in their title. These combined financial statements have been used as the basis for the pro forma financial information.
In addition to the significant acquisitions of AOL Holdco I LLC and Vimeo, Inc. described above, we have completed several other acquisitions in the periods presented. In 2023, we acquired Evernote Corporation. In 2024, we acquired Issuu, Inc., Community Matters Holdings, Inc. (ultimate parent company of Meetup LLC), StreamYard Top Corp Inc. (ultimate parent company of StreamYard, Inc.), The Creative Productivity Group B.V. (ultimate parent company of Wetransfer B.V.), and certain assets from IAC Inc. In 2025, we acquired Brightcove Inc., Iridesco, LLC (doing business as Harvest), komoot GmbH, Loomly Holdco, Inc., and MileIQ Inc. In 2026, we acquired Eventbrite, Inc. On March 25, 2026, we agreed to acquire Tractive GmbH. We expect this transaction to close in the second quarter of 2026, subject to customary closing conditions and receipt of regulatory approvals.
The acquisitions completed during 2025 and 2026, other than the acquisition of AOL Holdco I LLC and the acquisition of Vimeo, Inc. as described above, whether taken into consideration individually or as a group of related businesses, are not “significant” for purposes of Rule 3-05 of Regulation S-X. Therefore, we are not required to, and have elected not to, provide separate historical financial information in this prospectus relating to these acquisitions.
The financial information set forth in this prospectus has been rounded for ease of presentation. In addition, percentages in tables may be calculated on the basis of such financial information prior to such rounding. As a result, percentages in tables may differ from the percentage that would be calculated based upon the rounded financial information presented or may not add up to 100%, and the totals of other numerical figures, including certain financial data, shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.
The information in this prospectus reflects the 1-for-10 stock split approved by the shareholder meeting held on April 23, 2026, which became effective on April 28, 2026, except where the context otherwise requires or where otherwise indicated.
Unaudited pro forma condensed combined financial information
The Unaudited Pro Forma Condensed Combined Financial Information includes the unaudited pro forma combined income statement for the year ended December 31, 2025 to illustrate the effect of each of the acquisitions of AOL Holdco I LLC, Eventbrite, Inc., and Vimeo, Inc., and certain financing agreements, as if they had taken place on January 1, 2025 with respect to the income statement. See Unaudited pro forma condensed combined financial information for more information.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Non-GAAP financial measures
Certain parts of this prospectus contain non-GAAP financial measures. These are presented for supplemental informational purposes only, are not a substitute for GAAP financial information, and may differ from similarly titled measures used by other companies.
We define the following non-GAAP financial measures:
•
Adjusted Operating Income for a given period is defined as operating income for that period, adjusted to exclude amortization and impairment of acquired intangible assets, transaction-related expense, reorganization-related expense, and other items that management does not consider indicative of core or ongoing operating performance.

•
Adjusted Operating Income Margin for a given period is defined as Adjusted Operating Income divided by revenue for that period.

•
Adjusted Net Income for a given period is defined as net income (loss) for that period, adjusted to exclude, net of the related income tax effect, amortization and impairment of acquired intangible assets, transaction-related expense, reorganization-related expense, and other items that management does not consider indicative of core or ongoing operating performance.

•
Adjusted Net Income Margin for a given period is defined as Adjusted Net Income divided by revenue for that period.

•
Adjusted Earnings per Share for a given period is defined as diluted earnings per share for that period, adjusted to exclude, net of the related income tax effect and the portion attributable to non-controlling interests, the per-share impact of amortization and impairment of acquired intangible assets, transaction-related expense, reorganization-related expense, and other items that management does not consider indicative of core or ongoing operating performance.

These non-GAAP financial measures are used by our management, and may be found helpful by investors, to support the evaluation of our operating efficiency, profitability, and compounding efficiency, as well as to improve period-to-period comparability, particularly during periods in which acquisition and transformation activities were especially intensive. These non-GAAP financial measures have limitations as analytical tools, and investors should not consider them in isolation or place undue reliance on them.
Similarly titled or defined non-GAAP financial measures may be used by different companies for different purposes and may be calculated differently to reflect their respective circumstances. Investors should therefore exercise caution when comparing our non-GAAP financial measures to those of other companies.
For additional information regarding our non-GAAP financial measures, and for a reconciliation of each such non-GAAP financial measure to its most directly comparable GAAP financial measure, see Management’s discussion and analysis of financial condition and results of operations — Non-GAAP financial measures.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Note regarding forward-looking statements
This prospectus contains forward-looking statements that relate to our current expectations and views of future events as of the date on which the statements are made in this prospectus. These statements relate to events that involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements.
In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” “foresee,” “forecast,” “in our view,” “probably,” “likely,” or other similar expressions.
Forward-looking statements are subject to risks, uncertainties, and assumptions, some of which are beyond our control. In addition, forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from those contemplated by these forward-looking statements due to, among other things, the risks described under Risk factors and elsewhere in this prospectus, including the following:
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Our growth strategy includes acquisitions, which could be difficult to identify, pose integration challenges, divert leadership attention, and materially and adversely affect our business

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We may be unable to raise capital when needed or on acceptable terms

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We may not effectively identify, or selling parties may omit to disclose, material matters in connection with acquisitions

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Our business depends in part on our ability to develop and use AI effectively, and AI may expose us to risks

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We may be unable to attract, develop, or retain talent at the scale required by our business, labor costs may increase, and we may suffer workforce disruptions

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Our leadership team may depart at any time

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Our company culture has contributed to our success, and we may not be able to maintain this culture as we grow

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Reorganizations and restructurings may disrupt our operations and harm our reputation

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We may suffer damage to our reputation or brands, including the reputation of any of our products

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We are subject to direct investment and national security review regimes, including the Committee on Foreign Investment in the United States and the Italian Golden Power framework

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We are subject to complex and evolving consumer protection, subscription, advertising, and payments-related laws and industry requirements

•
We are subject to antitrust and competition laws and regulatory regimes

•
We are subject to complex and evolving privacy, data protection, cybersecurity, and other data laws

•
We are subject to complex and evolving intermediary liability and content moderation laws and regulations

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We are subject to new and evolving laws and regulations relating to the use of AI technologies

•
We are subject to anti-corruption, anti-bribery, anti-money laundering, export controls, and economic and trade sanctions laws

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We are, and may in the future become, subject to litigation, regulatory inquiries, and other claims

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Our existing and any future indebtedness may affect our business and may restrict our operating flexibility

•
We are subject to interest rate risk resulting from general economic conditions and policies of government and regulatory agencies

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Currency exchange rate fluctuations may materially and adversely affect our results of operations and profitability

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We have incurred in the past, and may in the future incur, impairment charges related to our intangible assets

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We have identified material weaknesses in our internal control over financial reporting, and we may not be able to remediate these material weaknesses or otherwise maintain effective internal control over financial reporting

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The price of our ordinary shares may be volatile, and investors may lose all or part of their investment

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Our dual-class share structure may adversely affect the value and trading market of our ordinary shares

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        will have considerable influence over important corporate matters due to their ownership of Class A shares

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We will be a foreign private issuer and, as a result, we will be subject to reporting obligations that are less extensive and less frequent than those of a U.S. domestic public company

Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. Investors should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results or performance may be materially different from what we expect.

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Prospectus summary
This summary highlights information contained elsewhere in this prospectus and does not contain all information that may be important to an investor before deciding to invest in our ordinary shares. This prospectus should be read carefully in its entirety, including “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” and “Business,” as well as our consolidated audited financial statements and the related notes included elsewhere in this prospectus.
Overview
Bending Spoons is built on the conviction that operational excellence enables efficient growth through acquisitions. We acquire digital businesses, implement deep transformations and ongoing optimizations to sustainably expand earnings, and reinvest in additional acquisitions, thereby continuing the compounding cycle. We have executed this Playbook for more than a decade and, to date, have not sold a material business. Our performance is driven by our Platform — comprising our people, proprietary technologies, and proprietary data — and reflects our intense focus on achieving exceptional talent density, cultural strength, and technical capabilities.
Below, we describe our three-step Playbook in greater detail:
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Step 1 — Acquire. We acquire a business whose core products are digital. We prioritize businesses that we believe we can improve significantly, that have large revenue bases, and whose trajectories we can forecast with reasonable confidence several years into the future, a process that involves factoring in the risk of disruption from advances in AI. Our evaluation is analytical and rigorous, and we are disciplined on price.

•
Step 2 — Transform and optimize. We strive to envision the most successful version of the acquired business, and work to close the gap between its current state and that vision as quickly and completely as possible. The transformation is typically deep and entails reorganizing teams, overhauling technology, redesigning user interfaces, accelerating product development, and strengthening marketing and monetization. AI is often both a central component of our vision for the acquired business and a key tool in implementing the transformation. Through these efforts, we seek to increase revenue and reduce costs to drive a sustainable expansion in earnings. We then optimize the business as part of our broader portfolio on an ongoing basis.

•
Step 3 — Reinvest. We reinvest our earnings, along with contributions from newly acquired and improved businesses and prudent levels of incremental debt, to fund additional acquisitions, thereby continuing the compounding cycle. We may also opportunistically raise incremental equity to accelerate growth.

Our people, proprietary technologies, and proprietary data constitute the Platform that supports our acquisitions, transformations, and ongoing optimizations. We have been building this Platform since our founding in 2013 and consider it our primary source of competitive advantage.
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People. We have a talent-dense team of Spooners(7) who embrace a culture emphasizing truth-seeking and extreme ownership — traits we consider critical drivers of business performance. In 2025, we received around 800,000 job applications to become a Spooner and, consistent with our focus on talent density, hired 286 individuals, representing less than 0.04% of applications received. We allocate Spooners flexibly across our portfolio, deploying resources to areas of opportunity and reducing them where appropriate. For example, we may assemble a task force to transform a newly acquired business, expand an engineering team to accelerate a product initiative, or scale back an organization by redeploying Spooners once a period of intensive change has concluded.

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Proprietary technologies. We have engineered, and continue to refine, numerous technologies that enable us to do more and better work with fewer resources. Examples include a data infrastructure,

(7)
We define “Spooners” as team members who have successfully completed the rigorous and selective application process to join our core team. Spooners are allocated flexibly across the organization and may be transferred between businesses on short notice. They are held to particularly demanding performance standards.

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a user lifetime value predictor and a product experimentation toolkit. Our technologies are purpose-built for our needs and are integrated with one another, making their deployment across acquired businesses easier and allowing them to deliver superior impact, more rapidly. As a result, most of our businesses adopt nearly all of our proprietary technologies. We began embedding AI within our proprietary technologies in 2019 and continue to expand its use. As we harness AI’s advances, we expect our proprietary technologies to become more effective in supporting the execution of our Playbook.
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Proprietary data. Across more than 50 acquisitions and subsequent operations, we have accumulated extensive data. Sources include our product experimentation toolkit (3,000 experiments run in 2025) and our data infrastructure (3.8 billion data points processed per day on average in Q1 2026). This data supports faster and more informed decision-making in both acquisitions and operations. As AI advances and our ability to leverage complex data at scale improves, the value of our data may increase.

Since our founding, we have endeavored to be at the cutting edge of relevant technology. AI is no exception: For years, we have been leveraging it to enhance products, optimize marketing and monetization, and improve productivity. Many of our proprietary technologies incorporate AI. Our team of Spooners includes hundreds of talented and motivated software engineers, data scientists, and AI research engineers. We estimate that the share of pull requests(8) authored or coauthored by AI increased from less than 10% in Q1 2025 to more than 90% by the end of Q1 2026, with around 70% authored by AI alone. Revenue per full-time equivalent Spooner(9) was $1.12 million in 2023, $1.64 million in 2024, and $2.57 million in 2025, with AI being one of the factors behind this trend.
In our view, AI is the most transformative technology of our time, and companies that adapt effectively may realize enormous benefits. Supported by our Platform, Bending Spoons has an opportunity to be among these companies. We believe that, through progress in AI, we will expand our advantage in product development, marketing, and monetization capabilities. We also believe our productivity advantage will widen and the scalability of our acquisition and transformation model will improve. Finally, as many companies lack diversification and may not be well equipped to leverage AI, certain owners’ willingness to sell could increase, contributing to lower valuation levels and more attractive acquisition targets.
The Platform-powered execution of our Playbook has delivered financial performance we regard as strong. The following graphs present revenue, operating income, Adjusted Operating Income,(10) diluted earnings

(8)
A “pull request” is a formal proposal to add, modify, or remove code in a shared software repository. It allows other contributors to review, discuss, and approve the proposed changes before they are merged into the repository.

(9)
“Revenue per full-time equivalent Spooner” for a given quarter is defined as the revenue for that quarter divided by the number of full-time equivalent Spooners at the end of the quarter. “Revenue per full-time equivalent Spooner” for a given twelve-month period is defined as the revenue for that period divided by the average number of full-time equivalent Spooners at the end of each quarter within that period.

(10)
As defined in Management’s discussion and analysis of financial condition and results of operations — Non-GAAP financial measures — Adjusted Operating Income and Adjusted Operating Income Margin.

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per share, and Adjusted Earnings per Share(11) for the periods shown. The per-share figures reflect the stock split that was approved on April 23, 2026.
We are still early in our journey. We see a significant opportunity to continue compounding capital at attractive rates of return within an addressable market that we estimate includes more than 1,000 businesses generating nearly $400 billion in aggregate annual revenue in 2025.
Current portfolio
We own and operate a diversified portfolio of digital businesses. In March 2026, our portfolio served over 500 million monthly active users(12) and more than 9 million monthly paying customers.(13) Monthly active users and monthly paying customers were 111 million and 3 million in December 2023, 290 million and 5 million in December 2024, and 389 million and 8 million in December 2025, respectively.

(11)
As defined in Management’s discussion and analysis of financial condition and results of operations — Non-GAAP financial measures — Adjusted Earnings per Share.

(12)
“Monthly active users” represents the users who interacted with our products during a given calendar month. Interaction is measured based on activity observed through our internal systems and may include, depending on the product, opening an application, visiting a website, or otherwise engaging with the product’s features. We calculate the number of monthly active users for each product in our portfolio based on product-level data and then aggregate these figures across our portfolio. Because the same user may interact with multiple products, with each product associating interactions to a separate user identifier, or may interact with the same product through multiple user identifiers, and because we do not have a reliable method of de-duplication, the aggregated monthly active user figure may count the same user more than once. As such, our reported number of monthly active users is intended to provide an indication of the scale of our portfolio rather than a precise count of distinct users.

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Businesses generating similar levels of revenue can have significantly different monthly active user and monthly paying customer counts. For example, WeTransfer, which caters to professionals, small enterprises, and their audiences, had 58 million monthly active users and 1 million monthly paying customers in March 2026. By contrast, Brightcove, which focuses on large enterprises, had approximately 15,000 monthly active users and 1,700 monthly paying customers during the same period.
Businesses
In Q4 2025, the businesses contributing the most revenue were, in alphabetical order, Brightcove, Evernote, Harvest, Issuu, Meetup, Remini, Splice, StreamYard, Vimeo, and WeTransfer. In aggregate, these businesses accounted for more than 70% of our revenue for the period.
Below, we describe each of these businesses:
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Brightcove. Acquired in February 2025, Brightcove provides video hosting, management, and streaming solutions for enterprises.

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Evernote. Acquired in January 2023, Evernote is a productivity suite that supports note-taking and knowledge management for individuals and teams.

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Harvest. Acquired in July 2025, Harvest offers time-tracking and invoicing software for freelancers and professional services firms.

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Issuu. Acquired in July 2024, Issuu enables creators and publishers to distribute, monetize, and analyze the performance of digital publications.

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Meetup. Acquired in January 2024, Meetup facilitates the organization of events and connects individuals through interest-based communities.

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Remini. Acquired in June 2021, Remini is a consumer-focused image and video enhancement and generation application.

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Splice. Acquired in November 2018, Splice is a video editing application designed for creators producing short-form content.

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StreamYard. Acquired in April 2024, StreamYard provides video recording and multi-destination live-streaming tools for creators and businesses.

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Vimeo. Acquired in November 2025, Vimeo serves consumers and enterprises with video hosting, management, and streaming solutions.

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WeTransfer. Acquired in July 2024, WeTransfer enables digital file storage and distribution for individuals and businesses.

We envision our portfolio expanding as we continue to execute our acquisition-driven strategy. Consequently, businesses that currently contribute significantly to our overall revenue may become less central over time, particularly as our acquisition targets tend to become progressively larger. The following chart illustrates how

(13)
“Monthly paying customers” represents the customers that generated revenue during a given calendar month, whether through a one-time transaction or by having an active subscription during that month. We calculate the number of monthly paying customers for each product in our portfolio based on product-level data and then aggregate these figures across our portfolio. Because the same customer may purchase across multiple products, with each product associating transactions to a separate customer identifier, or may transact within the same product through multiple customer identifiers, and because we do not have a reliable method of de-duplication, the aggregated monthly paying customer figure may count the same customer more than once. As such, our reported number of monthly paying customers is intended to provide an indication of the scale of our portfolio rather than a precise count of distinct customers.

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the relative contribution of businesses generating revenue in Q4 2024 declined by Q4 2025 as we completed new acquisitions, despite the revenue from those earlier businesses growing in absolute terms in the meantime.
Revenue sources
In Q4 2025, 95% of our revenue was from subscriptions, 4% from advertising, and around 1% from other sources. Subscriptions accounted for 95% of our revenue in 2023, 92% in 2024, and 93% in 2025, with advertising contributing nearly all of the remainder in each of those periods. The breakdown of revenue by source tends to be relatively stable at the level of individual businesses. Therefore, changes at the portfolio level are primarily driven by new acquisitions.
Net revenue retention(14) was 93% in 2023, 91% in 2024, 95% in 2025, and 94% in Q1 2026. Net revenue retention differs by business: Averaged across Q1 2023 through Q1 2026, it was 95% for AOL, 99% for Evernote, 87% for Remini, and 91% for StreamYard. A business’s net revenue retention can fluctuate significantly over time, often as a result of monetization initiatives.

(14)
“Net revenue retention” for a given quarter represents the subscription revenue generated in that quarter from customers acquired before the end of the same quarter in the prior calendar year, divided by the subscription revenue generated in the corresponding prior-year quarter. For example, net revenue retention for Q1 2026 is calculated as subscription revenue generated in Q1 2026 from customers acquired before the end of Q1 2025, divided by subscription revenue generated in Q1 2025. The calculation is based on all businesses owned at the end of Q1 2026, and includes their respective estimated customer acquisition and subscription revenue data for pre-acquisition periods. “Net revenue retention” for a given twelve-month period is defined as the average of the quarterly values for that period. For certain products, the date of customer acquisition may coincide with that customer’s first interaction with the product and precede the first transaction associated with that customer. Accordingly, net revenue retention is intended to provide an indication of subscription revenue growth from an existing customer base, excluding the impact of new customer acquisition during the period, rather than a measure of continuous revenue generation from a customer cohort.

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In Q4 2025, 49% of our subscription revenue was generated from customers with a tenure of at least five years, including 31% from customers with a tenure of at least ten years. Revenue-weighted average subscriber tenure was 8.6 years.(15)
These retention and tenure levels reflect a combination of factors, the relative importance of which varies by business, including product positioning, customer engagement, and our efforts to improve performance. In our experience, subscribers with longer tenure generally exhibit higher retention rates than newer subscribers, and longer-standing businesses tend to accumulate longer-tenured subscriber bases. We believe these dynamics contribute to our retention performance, particularly given that most of our businesses have operated for more than a decade.
In Q4 2025, no customer contributed more than 1% to our overall revenue. During the same period, 53% of our revenue was generated in North America, 28% in Europe, 8% in Asia, 5% in Central and South America, and 7% in the rest of the world.
Marketing channels
We acquire customers through organic channels (including word of mouth and non-paid search), paid advertising (including brand and performance campaigns), and direct sales and other go-to-market initiatives. The relative contribution of these channels varies by business. For example, Remini relies predominantly on word of mouth, whereas Brightcove’s customer acquisition is driven primarily by sales efforts. We have invested in optimizing customer acquisition through AI agent recommendations. While this channel has contributed only marginally to date, we expect its importance to increase over time.
Customers acquired through organic channels accounted for 79% of revenue from new customers in 2023, 76% in 2024, and 79% in 2025, with the remainder coming from customers acquired through paid advertising or direct sales and other go-to-market initiatives. In 2025, customers acquired through paid advertising

(15)
A customer’s “tenure” represents the time from the date that customer was acquired to the end of the period presented. For certain products, the date of customer acquisition may coincide with that customer’s first interaction with the product and precede the first transaction associated with that customer. Accordingly, tenure does not necessarily represent the length of time a customer has maintained an uninterrupted subscription. As a customer may purchase across multiple products, with each product associating transactions to a separate customer identifier, or may transact within the same product through multiple customer identifiers, and as we do not have a reliable method of de-duplication, our calculation of tenure may in some cases underestimate the duration of our relationship with that customer. “Revenue-weighted average subscriber tenure” represents the average tenure of customers who generated subscription revenue during the period presented, weighted based on the amount of subscription revenue generated by each such customer during that period. These measures are intended to provide an indication of the length of customer relationships across our portfolio rather than a precise measure of continuous revenue generation.

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accounted for 16% of such revenue, and customers acquired through direct sales and other go-to-market initiatives accounted for 5%. Advertising expense as a percentage of revenue was 9% in 2023, 9% in 2024, and 6% in 2025.
Our limited reliance on paid advertising reflects a deliberate strategic decision. When evaluating acquisition opportunities, we favor businesses with lower dependence on paid advertising for customer acquisition. Given the volatility of advertising dynamics, we believe this approach supports revenue predictability. At the same time, we use paid advertising when it helps improve business performance.
Acquisition track record
Since our founding in 2013, acquisitions have been our capital allocation priority, and we have completed more than 50 to date. For acquisitions closed from 2023 through Q1 2026, we generally applied internal-rate-of-return hurdles of 65% on a levered basis and 25% on an unlevered basis.(16)
We believe that our addressable market is vast and that our Platform represents a durable source of competitive advantage. We also believe that progress in AI will further strengthen that advantage and improve the scalability of our acquisition and transformation model. As a result, we expect acquisitions to remain our capital allocation priority for the foreseeable future.
The pace of our acquisition activity has varied over time. We closed one acquisition in 2023, five in 2024, six in 2025, and two in Q1 2026. 2017 was the only year in which we completed more than ten acquisitions, and there have been two years with no acquisitions, the most recent of which was 2020. In that year, we devoted a substantial portion of our team’s efforts to the pro bono development of a contact-tracing application in support of the Italian government’s response to the COVID-19 pandemic. Looking ahead, we believe our acquisition activity will follow a similar pattern: several acquisitions per year on average, with some years being more active than others due to factors such as prevailing valuations, availability of capital, and our operational capacity.
For more than a decade, our financial performance has been shaped by the execution of our acquisition-centric Playbook. Revenue was $387 million in 2023, $671 million in 2024, and $1.31 billion in 2025. The following graph presents revenue by annual acquisition cohort for the periods shown and helps see how

(16)
These thresholds reflect the return criteria applied by our Business Acquisitions team in nearly all acquisitions completed during the period. For each acquisition, the unlevered internal rate of return was calculated based on the estimated free cash flow directly attributable to the acquired business over the five years following the expected closing date, together with a terminal value at the end of that period. Terminal value has been estimated using different standard methodologies over time. The current approach—applied to all major and recent acquisitions—derives terminal value from projected growth for years six through ten and a weighted average cost of capital. A small subset of earlier and smaller acquisitions relied instead on an enterprise value/EBITDA multiple. The levered internal rate of return was calculated on a similar basis, but also included the impact of hypothetical acquisition financing. As we raise debt and equity at the level of Bending Spoons as a whole, allocating financing to a particular acquisition requires making assumptions. In particular, acquisition financing assumed debt equal to the lower of (i) 85% of the purchase price (enterprise value), and (ii) the maximum amount of debt that the acquired business’s projected free cash flow could fully repay within five years of closing. The assumed cost of such debt was in line with the terms available to us at the time of the acquisition.

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acquisitions have been instrumental to our growth. The graph also presents the aggregate purchase price (enterprise value) paid for the businesses within each cohort.
As we have scaled our business and developed our Platform, operating efficiency has improved over time. The following graph presents operating income as a percentage of revenue and Adjusted Operating Income Margin(17) for the periods shown.
Acquiring, transforming, and optimizing businesses while making disciplined use of debt and incremental equity has led to the following per-share results: Diluted earnings per share was $0.15 in 2023, $0.07 in 2024 and $(0.00) in 2025, with year-over-year growth being –51% in 2024 and not meaningful in 2025. Adjusted Earnings per Share was $0.09 in 2023, $0.19 in 2024 and $0.30 in 2025, with year-over-year growth of 110% in 2024 and 57% in 2025.
Addressable market
We have acquired both consumer and enterprise digital businesses serving a wide range of use cases, and have generated returns we regard as strong across this spectrum of business types. Given our track record and the versatility of our Platform, we believe that a broad range of digital businesses can constitute viable acquisition targets and that, accordingly, our addressable market is vast.
We have studied our addressable market through a combination of internal analysis and third-party sources, including publicly available information and data from PitchBook.(18) As a result of this initiative, we have identified more than 1,000 digital businesses (both private and public) that we expect could be attractive acquisition targets over the next few years. These businesses generated nearly $400 billion in aggregate estimated annual revenue in 2025.
Each of the identified businesses satisfies all of the following criteria:
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Estimated annual revenue between $50 million and $5 billion

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Headquarters located in Europe or North America

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A product offering and revenue model that our Platform is well suited to address today

(17)
As defined in Management’s discussion and analysis of financial condition and results of operations — Non-GAAP financial measures — Adjusted Operating Income and Adjusted Operating Income Margin.

(18)
The cited study has not been reviewed by PitchBook analysts and may be inconsistent with PitchBook’s methodology.

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In defining these criteria, we have intentionally adopted a conservative approach. For example, while the selected revenue range reflects the scale of businesses we are currently prioritizing, we expect over time to pursue businesses with annual revenue exceeding $5 billion. Similarly, our geographic focus on Europe and North America reflects our greater familiarity with these regions, rather than limitations of our model. Finally, as our Platform continues to improve, we believe we will be able to acquire and transform businesses with product offerings or revenue models beyond the filter applied above. Relaxing these criteria would expand the resulting revenue pool.
Risks
Our business is subject to numerous risks that an investor should consider before making an investment decision. These risks are more fully described elsewhere in this prospectus (in particular under Risk factors) and include, among others, the following:
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Our growth strategy includes acquisitions, which could be difficult to identify, pose integration challenges, divert leadership attention, require additional financing, and materially and adversely affect our business

•
We may be unable to raise capital when needed or on acceptable terms

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We may not effectively identify, or selling parties may omit to disclose, material matters in connection with acquisitions

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Our business depends in part on our ability to develop and use AI effectively, and AI may expose us to risks

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We may be unable to attract, develop, or retain talent at the scale required by our business, labor costs may increase, and we may suffer workforce disruptions

•
Our leadership team may depart at any time

•
Our company culture has contributed to our success, and we may not be able to maintain this culture as we grow

•
Reorganizations and restructurings may disrupt our operations and harm our reputation

•
We may suffer damage to our reputation or brands, including the reputation of any of our products

•
We are subject to direct investment and national security review regimes, including the Committee on Foreign Investment in the United States and the Italian Golden Power framework

•
We are subject to complex and evolving consumer protection, subscription, advertising, and payments-related laws and industry requirements

•
We are subject to antitrust and competition laws and regulatory regimes

•
We are subject to complex and evolving privacy, data protection, cybersecurity, and other data laws

•
We are subject to complex and evolving intermediary liability and content moderation laws and regulations

•
We are subject to new and evolving laws and regulations relating to the use of AI technologies

•
We are subject to anti-corruption, anti-bribery, anti-money laundering, export controls, and economic and trade sanctions laws

•
We are, and may in the future become, subject to litigation, regulatory inquiries, and other claims

•
Our existing and any future indebtedness may affect our business and may restrict our operating flexibility

•
We are subject to interest rate risk resulting from general economic conditions and policies of government and regulatory agencies

•
Currency exchange rate fluctuations may materially and adversely affect our results of operations and profitability

•
We have incurred in the past, and may in the future incur, impairment charges related to our intangible assets

•
We have identified material weaknesses in our internal control over financial reporting, and we may not be able to remediate these material weaknesses or otherwise maintain effective internal control over financial reporting

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•
The price of our ordinary shares may be volatile, and investors may lose all or part of their investment

•
Our dual-class share structure may adversely affect the value and trading market of our ordinary shares

•
                will have considerable influence over important corporate matters due to their ownership of Class A shares

•
We will be a foreign private issuer and, as a result, we will be subject to reporting obligations that are less extensive and less frequent than those of a U.S. domestic public company

Corporate information
Bending Spoons ApS was founded in 2013 in Copenhagen, Denmark. We relocated our headquarters to Milan, Italy through a multi-step cross-border merger, pursuant to which Bending Spoons S.r.l., an Italian limited liability company (società a responsabilità limitata), became the surviving entity in 2015. In 2017, Bending Spoons S.r.l. was transformed into Bending Spoons S.p.A., an Italian joint-stock company (società per azioni). The company’s duration currently ends on December 31, 2100, and a shareholder meeting may extend this term. Bending Spoons S.p.A. is primarily a holding company, as our operations are conducted mainly through our subsidiaries.
Our principal executive office is located at Via Nino Bonnet 10, 20154 Milan, Italy. The telephone number at this address is +39 02 81284093. Our website address is www.bendingspoons.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus, and the inclusion of our website address is an inactive textual reference only. Investors should not rely on any such information in deciding whether to purchase our ordinary shares. Our agent for service of process in the United States is Bending Spoons US Inc.
The following diagram illustrates our corporate structure as of the date of this prospectus:
Implications of being a “foreign private issuer”
Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. As long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
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The sections of the Exchange Act regulating the solicitation of proxies, consents, and authorizations in respect of a security registered under the Exchange Act

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The sections of the Exchange Act imposing liability for insiders who profit from trades made in a short period of time

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•
The rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events

Foreign private issuers are also exempt from certain more stringent executive compensation disclosure rules.
In addition, as a foreign private issuer we intend to rely on and comply with certain home country governance requirements and exemptions thereunder rather than complying with Nasdaq corporate governance standards. See Risk factors  — As a foreign private issuer, we are permitted to and we intend to rely on exemptions from certain of the Nasdaq corporate governance requirements, Risk factors — We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses, and Management — Foreign private issuer status.
Trademarks, service marks, trade names, and logos
We have proprietary rights to certain trademarks used in this prospectus that are important to our business, some of which are registered under applicable intellectual property laws. This prospectus contains additional trademarks, service marks, trade names, and logos of others, which are the property of their respective owners. All trademarks, service marks, trade names, and logos appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, trade names, or logos to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
Solely for convenience, the trademarks, service marks, trade names, and logos referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, trade names, and logos.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
The offering
Ordinary shares offered by us
           ordinary shares.
Ordinary shares offered by the Selling Shareholders
           ordinary shares.
Ordinary shares to be outstanding after this offering
           ordinary shares (or           ordinary shares if the underwriters exercise their option to purchase additional ordinary shares from us and the Selling Shareholders in full).
Class A shares to be outstanding after this offering
           Class A shares.
Option to purchase additional ordinary shares
We and the Selling Shareholders have granted the underwriters an option to purchase up to          additional ordinary shares from us and an additional           ordinary shares from the Selling Shareholders within 30 days of the date of this prospectus to cover over-allotments.
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $      million (or $      million if the underwriters exercise their option to purchase additional ordinary shares from us in full), assuming an initial public offering price of $      per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of ordinary shares by the Selling Shareholders.
We intend to use the net proceeds of this offering for general corporate purposes and to invest in new acquisitions. However, we do not have binding agreements for any material acquisition at this time. See Use of proceeds for a more complete description of the intended use of proceeds from this offering.
Conflicts of interest
Allen & Company LLC, an underwriter in this offering, and its associated persons, including Leah Schwartz, a member of our board of directors, beneficially own 25,960 of our Class X-2 shares and 1,509,380 of our Class X-1 shares. Because Allen & Company LLC is an underwriter in this offering and because an associated person of Allen & Company LLC, Leah Schwartz, is both a managing director of Allen & Company LLC and a member of our board of directors, Allen & Company LLC may be deemed to have a "conflict of interest" under Rule 5121 of FINRA. Accordingly, this offering will be conducted in accordance with the applicable provisions of Rule 5121, which requires, among other things, that a "qualified independent underwriter" as defined by Rule 5121 has participated in the preparation of, and has exercised the usual standards of "due diligence" with respect to, the registration statement and this prospectus. J.P. Morgan Securities LLC has agreed to act as qualified independent underwriter within the meaning of Rule 5121 for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933,

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
specifically including those inherent in Section 11 of the Securities Act. J.P. Morgan Securities LLC will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify J.P. Morgan Securities LLC against liabilities incurred in connection with acting as qualified independent underwriter, including liabilities under the Securities Act. Pursuant to Rule 5121, Allen & Company LLC will not confirm sales of our ordinary shares to any account over which it exercises discretionary authority without the prior written approval of the account holder. See Underwriting (conflicts of interest).
Voting rights
Following the completion of this offering, we will have two classes of shares outstanding, ordinary shares and Class A shares. Each ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class A share is entitled to five votes per share and is convertible at any time into one ordinary share upon request of the holder. In addition, our Class A shares will automatically convert into ordinary shares upon certain events. Holders of our ordinary shares and Class A shares will generally vote together as a single class, unless otherwise required by our Bylaws or applicable law. For additional information, see Description of share capital and bylaws.
Dividend policy
We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and must be approved by a shareholder meeting, subject to our Bylaws and applicable law, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant. See Dividend policy.
Risk factors
See Risk factors and the other information included in this prospectus for a discussion of factors investors should consider before deciding to invest in our ordinary shares.
Listing
We intend to apply to list our ordinary shares on Nasdaq under the symbol “BSP.”
The number of our ordinary shares and Class A shares outstanding after this offering is based on           ordinary shares and           Class A shares outstanding as of            , 2026, and excludes:
•
           ordinary shares issuable upon exercise of stock options outstanding as of          , 2026 under our Stock Option Plans (as described below under Management — Equity compensation), with a weighted average exercise price of $      per share

•
           ordinary shares reserved for future issuance under the 2026 Equity Compensation Plan (as described below under Management — Equity compensation), as well as any shares that become issuable pursuant to provisions in the 2026 Equity Compensation Plan

•
           ordinary shares issuable upon exercise of warrants (as described below under Management — Warrants) outstanding as of        , 2026, with an exercise price of $      per share

•
            ordinary shares issued upon exercise of other warrants outstanding as of     , 2026, with an exercise price of $      per share, which were exercised on            , 2026

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Unless otherwise indicated, all information contained in this prospectus assumes:
•
The filing and effectiveness of our Bylaws, which will occur prior to the completion of this offering

•
No exercise by the underwriters of their option to purchase additional ordinary shares in this offering

•
An initial public offering price of $      per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Summary consolidated financial data
We prepare our consolidated financial statements in accordance with GAAP. The summary historical consolidated financial information presented as of December 31, 2025 and for the years ended December 31, 2023, 2024, and 2025 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results expected in any future period.
The financial data set forth below should be read in conjunction with, and are qualified by reference to, Management’s discussion and analysis of financial condition and results of operations and the consolidated financial statements and notes thereto included elsewhere in this prospectus.
	Year ended December 31,
	2023	2024	2025
	$ thousands, except per-share data
Consolidated Income Statement
Revenue	387,067	671,053	1,306,404
Cost of revenue	150,550	242,202	449,134
Gross profit	236,518	428,851	857,270
Research and development expense	51,792	92,557	120,737
Sales and marketing expense	42,636	79,191	131,728
General and administrative expense	57,823	129,752	326,953
Operating income	84,267	127,352	277,851
Interest expense	17,173	32,605	142,601
Other expense (income)	9,585	(10,090)	24,072
Income before tax	57,509	104,837	111,178
Income tax expense (benefit)	(103,134)	15,840	111,382
Net income (loss)	160,643	88,997	(204)
Net (income) loss attributable to non-controlling interests	(130)	(516)	(68)
Net income (loss) attributable to Bending Spoons shareholders	160,773	89,513	(137)
Earnings per share attributable to Bending Spoons shareholders
Basic	0.16	0.08	(0.00)
Diluted	0.15	0.07	(0.00)
	Year ended December 31,
	2023	2024	2025
	$ thousands
Consolidated Statement of Cash Flows
Net cash from operating activities	59,154	204,895	290,600
Net cash from investing activities	(170,294)	(889,654)	(1,851,874)
Net cash from financing activities	110,664	664,044	1,935,932
Effect of exchange rate changes on cash and cash equivalents	3,643	(29,623)	16,562
Net increase (decrease) in cash and cash equivalents	3,167	(50,338)	391,220
Cash and cash equivalents at beginning of year	285,896	289,063	238,723
Cash and cash equivalents at end of year	289,063	238,723	629,944

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
	As of December 31, 2025
	Actual	As adjusted(1)
	$ thousands
Consolidated Balance Sheet
Total current assets	918,664
Total assets	4,757,495
Total liabilities	3,762,632
Total shareholders’ equity	994,863
Total liabilities and shareholders’ equity	4,757,495

(1)
As-adjusted information gives effect to the issuance of           ordinary shares in this offering at an initial public offering price of $      per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $      per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the as-adjusted amount of each of total assets and total shareholders’ equity by approximately $      million from this offering, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 ordinary shares in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the as-adjusted amount of each of total assets and total shareholders’ equity by approximately $      million, assuming no change in the assumed initial public offering price of $      per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions.

	Year ended December 31,
	2023	2024	2025
	$ thousands, except percentages and per-share data
Non-GAAP Financial Measures
Adjusted Operating Income(1)	137,441	299,481	613,247
Adjusted Operating Income Margin(1)	36%	45%	47%
Adjusted Net Income(2)	95,856	229,364	375,592
Adjusted Net Income Margin(2)	25%	34%	29%
Adjusted Earnings Per Share(3)	0.09	0.19	0.30

(1)
Adjusted Operating Income for a given period is defined as operating income for that period, adjusted to exclude amortization and impairment of acquired intangible assets, transaction-related expense, reorganization-related expense, and other items that management does not consider indicative of core or ongoing operating performance.

Adjusted Operating Income Margin for a given period is defined as Adjusted Operating Income divided by revenue for that period.
When considered together with comprehensive GAAP financial information, Adjusted Operating Income and Adjusted Operating Income Margin may help evaluate our operating efficiency and improve period-to-period comparability, particularly during periods in which acquisition and transformation activities were especially intensive.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Adjusted Operating Income and Adjusted Operating Income Margin are presented for supplemental informational purposes only, should not be considered substitutes for financial information presented in accordance with GAAP, and may be different from similarly titled or defined non-GAAP financial measures used by other companies. See Presentation of financial information and Management’s discussion and analysis of financial condition and results of operations — Non-GAAP financial measures —  Adjusted Operating Income and Adjusted Operating Income for a description of Adjusted Operating Income and Adjusted Operating Income Margin.
The following table presents a reconciliation of operating income to Adjusted Operating Income for the periods shown.
	Year ended December 31,
	2023	2024	2025	2023 to 2024 change	2024 to 2025 change
	$ thousands, except percentages
Operating income	84,267	127,352	277,851	51%	118%
Amortization and impairment of acquired intangible assets	33,809	85,947	150,532	154%	75%
Transaction-related expense	848	31,952	85,466	n.m.	167%
Reorganization-related expense	13,514	51,792	78,607	283%	52%
Other items not indicative of core or ongoing operating performance	5,003	2,438	20,790	−51%	753%
Adjusted Operating Income	137,441	299,481	613,247	118%	105%
Operating income as a percentage of revenue	22%	19%	21%	−3 p.p.	2 p.p.
Adjusted Operating Income Margin	36%	45%	47%	9 p.p.	2 p.p.

(2)
Adjusted Net Income for a given period is defined as net income (loss) for that period, adjusted to exclude, net of the related income tax effect, amortization and impairment of acquired intangible assets, transaction-related expense, reorganization-related expense, and other items that management does not consider indicative of core or ongoing operating performance.

Adjusted Net Income Margin for a given period is defined as Adjusted Net Income divided by revenue for that period.
When considered together with comprehensive GAAP financial information, Adjusted Net Income and Adjusted Net Income Margin may help evaluate our profitability and improve period to period comparability, particularly during periods in which acquisition and transformation activities were especially intensive.
Adjusted Net Income and Adjusted Net Income Margin are presented for supplemental informational purposes only, should not be considered substitutes for financial information presented in accordance with GAAP, and may be different from similarly titled or defined non-GAAP financial measures used by other companies. See Presentation of financial information and Management’s discussion and analysis of financial condition and results of operations — Non-GAAP financial measures— Adjusted Net Income and Adjusted Net Income Margin for a description of Adjusted Net Income and Adjusted Net Income Margin.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
The following table presents a reconciliation of net income (loss) to Adjusted Net Income for the periods shown.
	Year ended December 31,
	2023	2024	2025	2023 to 2024 change	2024 to 2025 change
	$ thousands, except percentages
Net income (loss)	160,643	88,997	(204)	−45%	n.m.
Amortization and impairment of acquired intangible assets	33,809	85,947	150,532	154%	75%
Transaction-related expense	848	31,952	85,466	n.m.	167%
Reorganization-related expense	13,514	51,792	78,607	283%	52%
Other items not indicative of core or ongoing operating performance	(98,069)	18,872	151,084	n.m.	701%
Income tax effect	(14,889)	(48,196)	(89,892)	224%	87%
Adjusted Net Income	95,856	229,364	375,592	139%	64%
Net income (loss) as a percentage of revenue	42%	13%	(0%)	−28 p.p.	−13 p.p.
Adjusted Net Income Margin	25%	34%	29%	9 p.p.	−5 p.p.

(3)
Adjusted Earnings per Share for a given period is defined as diluted earnings per share for that period, adjusted to exclude, net of the related income tax effect and the portion attributable to non-controlling interests, the per-share impact of amortization and impairment of acquired intangible assets, transaction-related expense, reorganization-related expense, and other items that management does not consider indicative of core or ongoing operating performance.

When considered together with comprehensive GAAP financial information, Adjusted Earnings per Share may help evaluate our profitability and compounding efficiency, as well as improve period-to-period comparability, particularly during periods in which acquisition and transformation activities were especially intensive.
Adjusted Earnings per Share is presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled or defined non-GAAP financial measures used by other companies. See Presentation of financial information and Management’s discussion and analysis of financial condition and results of operations — Non-GAAP financial measures — Adjusted Earnings per Share for a description of Adjusted Earnings per Share.
The following table presents a reconciliation of diluted earnings per share to Adjusted Earnings per Share for the periods shown.
	Year ended December 31,
	2023	2024	2025	2023 to 2024 change	2024 to 2025 change
	$, except percentages
Diluted earnings per share	0.15	0.07	(0.00)	−51%	n.m.
Amortization and impairment of acquired intangible assets	0.03	0.07	0.12	123%	68%
Transaction-related expense	0.00	0.03	0.07	n.m.	157%
Reorganization-related expense	0.01	0.04	0.06	236%	46%

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
	Year ended December 31,
	2023	2024	2025	2023 to 2024 change	2024 to 2025 change
	$, except percentages
Other items not indicative of core or ongoing operating performance	(0.09)	0.02	0.12	n.m.	670%
Income tax effect	(0.01)	(0.04)	(0.07)	184%	79%
Adjusted Earnings per Share	0.09	0.19	0.30	110%	57%

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Risk factors
Investors should carefully consider the risks and uncertainties described below and the other information in this prospectus (including “Note regarding forward-looking statements”) before deciding to invest in our ordinary shares. There may also be additional risks and uncertainties not presently known to us or that we currently deem immaterial. If any of these risks and uncertainties occur, our business, results of operations, financial condition, prospects, and reputation could be materially and adversely affected. In that event, the trading price and value of our ordinary shares could decline, and investors could lose all or part of their investment.
Risks relating to our business and industry
Our growth strategy includes acquisitions, which could be difficult to identify, pose integration challenges, divert leadership attention, require additional financing, and materially and adversely affect our business
We acquire and transform digital businesses, and we expect acquisitions to remain our priority for the foreseeable future. Identifying suitable acquisition opportunities can be challenging, time consuming, and competitive, and we may not be able to source, evaluate, or complete acquisitions at the pace or on the terms we expect. The total addressable market for business acquisitions that we believe could fit within our acquisition strategy is based on our internal analysis and it may prove to be smaller than we expect. We may face intensified competition from strategic acquirers and financial sponsors, which may increase purchase prices or reduce the number of attractive acquisition opportunities available. Our inability to complete acquisitions at a sufficiently high rate and at appropriate prices, and to make appropriate investments that support our long-term strategy, could materially and adversely affect our business, results of operations, and financial condition.
Any acquisition or investment may divert leadership’s attention from day-to-day operations, require significant time and resources for diligence and negotiation, and result in expenses that we may incur whether or not a transaction closes. Our use of cash to pay for acquisitions limits other potential uses of our cash and may deplete our cash reserves or require us to seek additional financing. We may incur write-offs, impairment charges, amortization expenses, or other expenses related to goodwill and other intangible assets we record.
Even when we complete an acquisition, integrating the acquired business and its technology, data, teams, and operations can be complex and may not proceed as planned. The changes we implement following an acquisition may be significant and may include overhauling technologies, integrating proprietary technologies, rewriting portions of the software, redesigning user interfaces, accelerating product development, optimizing marketing and monetization, and restructuring the organization. This process may be more costly or take longer than expected. It may introduce defects, performance issues, or downtime that can adversely impact revenue and profitability or harm customer satisfaction, retention, and ratings. Differences in technologies, open-source license use, or third-party dependencies can complicate the integration process. Contracts with key vendors, including licensors, payment providers, or other third parties may be non-assignable or require renegotiation on less favorable terms. Our historical performance may have benefited from cost optimization measures implemented in the acquired businesses, and our future profitability may differ if similar opportunities for cost optimizations are not available. We may also be unable to integrate and retain our key team members or those from an acquired business, or to integrate or transfer technology systems effectively. Moreover, different laws, regulations, and practices with respect to employment relationships, work councils, and labor unions may make it more difficult to restructure the organization of an acquired business for long-term success in certain jurisdictions.
Certain acquisitions have included, and in the future may include, entering into transition service and other agreements, and we may depend on the selling party satisfying its obligations under such agreements, including any indemnification obligations, as part of one or more acquisitions. In addition, many of our acquisition agreements include, and in the future may include, purchase price adjustment mechanisms, such as adjustments based on closing cash, indebtedness, net working capital, or other agreed measures. These adjustments may be complex, involve significant judgment and estimation, and depend on financial information that may be incomplete or subject to differing interpretations. Disputes may arise regarding the preparation of closing statements, the application of accounting principles or methodologies, or the calculation of adjustment amounts, and we may be required to make additional payments to the selling party or may be unable to recover amounts we believe are owed to us.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
If we are unable to identify and complete attractive acquisitions, integrate them effectively, realize anticipated benefits on the expected timeline, or retain customers or users and key team members, our business, results of operations, financial condition, and prospects could be materially and adversely affected.
We may be unable to raise capital when needed or on acceptable terms
We may require additional capital to support our operations, growth strategy, and acquisitions, and we may be unable to obtain new capital on terms acceptable to us or at all. Our ability to access the capital markets and other sources of financing may be affected by factors outside our control, including macroeconomic conditions, interest rates, investor sentiment, and volatility in the equity and debt markets. If we are unable to obtain additional financing when needed, we may be required to delay, reduce, or cancel investments in product development, marketing, infrastructure, or acquisitions, which could materially and adversely affect our business, results of operations, financial condition, and prospects. Furthermore, the issuance of additional equity may dilute shareholder value, and any increases in our level of indebtedness resulting from acquisitions could materially and adversely affect our business, results of operations, financial condition, and prospects.
We may not effectively identify, or selling parties may omit to disclose, material matters in connection with acquisitions
When assessing an acquisition opportunity prior to completion, we and any of our legal and financial advisers rely on the limited available resources, including information and data, that selling parties provide to us. We and our advisers may not be able to confirm the completeness, genuineness, or accuracy of such information and data. As a result, we depend on the integrity and accuracy of the information provided by selling parties and others who act on a selling party’s behalf. Moreover, we and our advisers may not have sufficient time to fully evaluate such information even if it is available.
Risks and liabilities that acquired businesses or assets may present and that are difficult to discover prior to completion include:
•
Technical debt

•
Data quality or data provenance issues

•
Inadequate content moderation, privacy, security, or age-appropriate measures and controls

•
Non-compliance with mobile application stores or other platform rules

•
Non-compliant refund or billing practices

•
Violations or disputes related to breach of contract, privacy and data protection, intellectual property rights, consumer protection, intermediary liability, labor, employment and benefits, tax, and other laws and regulations

We may be responsible for unexpected liabilities that were not discovered during diligence for past or future acquisitions. We may also carry out analyses or due diligence processes that may not reveal or highlight all relevant facts that may be necessary or helpful when we are evaluating acquisition opportunities, or we may believe that under the circumstances it is commercially reasonable not to carry out any diligence. For example, we may fail to identify or assess opportunity costs or certain liabilities, shortcomings, or other circumstances when we are determining the value of an acquisition opportunity. We will also make subjective judgments about the results of operations, financial condition, and prospects of an acquisition target. If a due diligence process fails to fully and correctly identify material risks and liabilities, or if we consider such material risks to be commercially acceptable relative to the opportunity and we do not receive adequate recourse for such risks, we may not be able to recover our losses from the selling party.
The value of an acquisition opportunity may also be affected by fraud, misrepresentation, or omission by the selling party, its advisers or other parties. Such fraud, misrepresentation, or omission may artificially inflate our valuation of the acquisition opportunity, causing us to overpay or increasing the risk that the acquired business is subject to unforeseen compliance costs, litigation, or regulatory action after completion, which could materially and adversely affect our business, results of operations, financial condition, and prospects.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Our efforts to limit these liabilities through any diligence, contractual indemnities, escrows, or insurance may not be enforceable, collectible, or sufficient to offset potential liabilities. We may also have to litigate to recover losses. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations, prospects, and reputation.
Our business depends in part on our ability to develop and use AI effectively, and AI may expose us to risks
Our ability to compete and succeed requires developments in our technology and productivity such as the successful implementation of AI technologies throughout our business. Many of our products and proprietary technologies incorporate AI, and we leverage AI extensively in our operations. We use models from several third-party service providers, including Anthropic, Google, and OpenAI, accessing them either via the provider’s application programming interface or, where possible, by hosting them on a Technology Infrastructure we control. In addition, we use open-source models and we have developed proprietary, narrow-purpose models that are deployed across several of our products and technologies.
There are significant risks involved in using AI technologies, and no assurance can be provided that our use of AI technologies will enhance our productivity, operations, or products, produce the intended results, or keep pace with our competitors. AI technologies are developing rapidly and may continue to evolve in ways that are difficult to predict, including through advancements in widely available AI third-party models and open-source models. These developments may change customer and user expectations, as well as their demand for products and features, including those offered by us, and may increase competitive pressures or reduce differentiation. We may not be able to keep pace with this technological change, and we may fail to develop, enhance, or maintain products and features that meet evolving customer and user expectations regarding AI technologies. If we are slower or less effective than other companies in developing and leveraging AI-based technologies and products to meet the needs of customers or to improve operations or productivity, our competitive advantages may be eroded.
Furthermore, developing, integrating, and operating AI technologies may require significant expenditures and may involve substantial technical complexity. We may incur significant costs and experience delays in developing new products, features, and technology solutions, or enhancing our existing ones to adapt to changes in AI technologies, and we may not achieve a return on investment or successfully capitalize on opportunities presented by demand for AI-enabled solutions. In addition, although AI adoption may continue and could accelerate, the long-term trajectory of AI development and adoption is uncertain, and market acceptance, understanding, and valuation of AI-integrated products and features may be unpredictable. If we misjudge the perceived value of AI-enabled products or features, or if broader perceptions of AI change adversely, demand for our products could decline.
AI technologies, including broadly available third-party models, are complex and may be subject to performance limitations or unexpected behavior. If the AI technologies we use are deficient, inaccurate, biased, unreliable, or otherwise fail to perform as intended, our products and operations could be negatively affected, including through reduced product quality, customer dissatisfaction, operational inefficiencies, competitive harm, and harm to our brand and reputation. Among other AI technologies, we incorporate generative AI technologies that can produce and output new content, including software code, data, and information, into our products, tools, and internal operations. There is a risk that generative AI technologies could produce inaccurate, misleading, or other unexpected results or behaviors, such as hallucinatory behavior that can generate irrelevant or incorrect results. While we take measures designed to ensure the accuracy of such AI generated content, those measures may not be sufficient or successful and, in some cases, we may need to rely on customers or users to report such inaccuracies.
The development and use of AI also raise significant legal, regulatory, and contractual risks (see — Risks relating to legal and regulatory matters — We are subject to new and evolving laws and regulations relating to the use of AI technologies). AI models are trained using one or more data sets and may rely on third-party data, content, software, or other inputs. If the design, training, testing, or use of AI models involves incomplete, inadequate, or biased data, or if data or other inputs are used without sufficient rights or in violation of any applicable restrictions, we could be exposed to claims or liability related to intellectual property infringement or misappropriation, privacy, data protection, publicity, consumer protection, or other rights, as well as breach of contract, regulatory enforcement, or other legal claims. In addition, errors or

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
perceived errors in AI outputs, or outcomes that are controversial, misleading, discriminatory, or otherwise unacceptable to customers, users, regulators, or the public, could result in increased scrutiny, reduced adoption of our products, or other adverse impacts. Concerns relating to the responsible use of AI technologies by our customers or users, including uses that are perceived as harmful, inappropriate, or controversial, could also result in reputational harm and may increase the risk of legal claims or regulatory enforcement. These risks may be heightened to the extent that our AI-enabled products process or generate content at scale. For example, public disclosures or perceived changes relating to AI, such as references to AI in a product’s terms of service, may trigger negative customer reaction and media coverage, increased scrutiny, or reputational harm even if the product’s underlying functionalities or operations are not materially changing.
As AI technologies and the applicable legal and regulatory framework are rapidly developing and highly complex, it may not be possible to predict or identify all of the risks that may arise in connection with our current or future use of AI technologies. If any of the foregoing risks materialize, our business, results of operations, financial condition, and prospects could be materially and adversely affected.
We may be unable to attract, develop, or retain talent at the scale required by our business, labor costs may increase, and we may suffer workforce disruptions
Our success depends on our ability to attract, develop, and retain highly skilled personnel. The process of hiring individuals with the combination of skills and attributes required to implement our strategy can be difficult and time consuming, and we face intense competition for this talent from well-established companies as well as smaller or emerging companies, many of which have greater resources, more recognized brands, and the ability to offer cash or equity compensation that may be more attractive than ours. In addition, we may find it difficult to recruit talent who are willing to relocate to, or regularly work from, the locations where we operate.
Our business model requires maintaining a lean organizational structure with effective collaboration across teams and high talent density. Our strategy includes acquiring businesses and implementing deep changes, which requires allocating talent to acquired businesses and integrating and motivating team members from acquired businesses. As we scale, the challenge of hiring, developing, and retaining increasing numbers of team members without compromising talent quality may increase, and attrition could rise as competition for talent intensifies. Loss of key team members, failure to retain key team members from acquired businesses, or prolonged vacancies in specialized roles could materially and adversely affect operations, product development, product quality, reliability, user experience, customer support, innovation, and integration efforts.
To remain competitive, attract and retain talent, and support our growth we expect to expand hiring into new jurisdictions and continue relying on remote teams, contractors, authorized staffing agencies, and employer-of-record arrangements. This may increase complexity and risk relating to labor, social security, immigration, tax, and benefits administration, information security and access controls, confidentiality, and intellectual property assignment and ownership.
In addition, compensation pressures in our industry may increase our operating costs. Higher salary benchmarks, increased competition for talent, and the need to provide equity, benefits, or other incentives to attract and retain talent could elevate expenses and reduce margins. Labor laws and practices in the jurisdictions where we operate may further increase costs, impose procedural requirements, or reduce workforce flexibility. In certain jurisdictions, team members may be represented by work councils or may be subject to collective bargaining arrangements, and team members may seek additional representation in the future, which could increase costs and operational complexity. Moreover, in Italy and certain other jurisdictions, membership in a union is information that employees need not disclose to employers, potentially making our future ability to address labor organizing issues among our team more difficult. While we have not experienced such disruptions in the past, we may experience work stoppages, strikes, or other labor disruptions, including among key third-party contractors and service providers.
If we are unable to effectively manage these risks, our business, results of operations, financial condition, and prospects could be materially and adversely affected.

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Our leadership team may depart at any time
Our success depends in significant part on the continued service of our leadership team, including our co-founder and chief executive officer, Luca Ferrari, and our co-founder and head of business acquisitions, Francesco Patarnello. Each member of our leadership team has significant expertise and plays an important role in executing our strategy, including identifying and evaluating acquisition opportunities, leading transformations, and driving product and operational performance. We heavily rely on their continued service, performance, contribution to core areas, and efficient execution of our business. We have not entered into employment agreements with Luca Ferrari or Francesco Patarnello and they may terminate their relationship with us at any time. We may be unable to replace such individuals in a timely manner, on acceptable terms, or at all. The loss of any member of our leadership team could disrupt our operations, delay or prevent the achievement of our business objectives, and materially and adversely affect our business, results of operations, financial condition, prospects, and reputation.
Our company culture has contributed to our success, and we may not be able to maintain this culture as we grow
We believe our company culture has been an important contributor to our success. Our culture is designed to support our ability to appeal to highly talented, driven, and collaborative talent, operate efficiently, and execute our strategy, including integrating and transforming acquired businesses.
As we continue to grow, including through acquisitions, we may find it increasingly difficult to maintain aspects of our culture across a larger and more geographically dispersed organization and across teams with different backgrounds and expectations. Growth may increase organizational complexity and communication challenges, slow decision-making, reduce accountability, or create misalignment across teams. In addition, integrating new team members from acquired businesses may require significant leadership attention and may create cultural friction or reduce cohesion, which could negatively affect productivity, collaboration, and execution.
If we are unable to preserve and reinforce the elements of our culture that have contributed to our success, we may experience higher turnover from our talent, difficulty attracting and retaining talent, reduced operational effectiveness, and challenges executing our business strategy, any of which could materially and adversely affect our business, results of operations, financial condition, prospects, and reputation.
Reorganizations and restructurings may disrupt our operations and harm our reputation
In the past, we have frequently implemented, and we expect to continue to implement, at least with each acquisition, workforce reductions, restructurings, or other forms of reorganizations to streamline operations, integrate acquisitions, increase innovation, agility, and speed of execution, and reduce costs.
Reorganizations can result in the loss of institutional knowledge and can disrupt operations, product roadmaps, and release schedules, and make it more difficult to maintain consistent engineering, security, and quality standards across our products and businesses. These actions are difficult to implement, and may also divert leadership attention, reduce productivity, and require additional recruiting, onboarding, and training to address critical gaps. In addition, reorganizations may involve significant costs, including severance, benefits, retention or transition costs, professional fees, and other related expenses.
Reorganizations may also negatively affect the morale of our team members and may impair our ability to attract, retain, and motivate key talent, including within acquired businesses. They may influence how our brand is perceived by customers, users, business partners, and prospective candidates, and could result in adverse media coverage or other reputational harm. In addition, reputational harm associated with reorganizations could materially and adversely affect our acquisition strategy. Potential acquisition targets or selling parties may be reluctant to engage with us if they believe an acquisition could negatively affect their brand, workforce, culture, or reputation, which could limit our ability to pursue or complete acquisitions on attractive terms or at all.
We have in the past faced and may in the future face employment-related claims, disputes, or regulatory scrutiny in connection with reorganizations, including allegations of wrongful termination, discrimination, work-related injuries, retaliation, wage-and-hour violations, or failures to comply with severance, notice,

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
or consultation obligations such as work council or collective procedures. These matters could result in investigations, litigation, settlements, penalties, and additional costs. If we do not manage workforce reductions and reorganizations effectively, our business, results of operations, financial condition, prospects, and reputation could be materially and adversely affected.
We may suffer damage to our reputation or brands, including the reputation of any of our products
The reputation of our business and our products is important to our success. Maintaining and enhancing our brands helps us attract and retain customers and users, supports our pricing and subscription plans, and contributes to the long-term value of our product portfolio.
Our brands and reputation could be harmed in many ways, including if:
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A product experiences quality issues, persistent bugs, outages, service interruptions, or poor performance

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Customers or users have negative experiences with billing, refunds, renewals, or customer support

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We implement changes that are perceived negatively by customers, users, team members, or the public, such as reorganizations, price increases, or changes to product features or monetization strategies

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We are perceived to have misled customers or users in advertising, purchase option presentation, or changes in pricing, subscription plans, or billing models

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We suffer a data privacy or security incident

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We fail to comply with applicable law, regulation, or platform rules

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A product is removed from, restricted on, or downgraded within a mobile application store, search engine, or other distribution channel

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We face claims or allegations relating to intellectual property infringement or violations of privacy or data protection laws

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User-generated content uploaded to one of our products violates a third party’s rights, is unlawful, or is otherwise questionable or harmful

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We are subject to unfavorable media coverage, social media attention, or online reviews, including in connection with acquisitions, integrations, reorganizations, restructurings, or other efforts to streamline operations

Because some of our products operate under the Bending Spoons brand name or are known to have been acquired by Bending Spoons, harm to the reputation of one product can adversely affect the perception and performance of our other products. For example, negative reviews, media coverage, ratings, or search engine or mobile application store placement affecting a single product may influence how customers or users view us, our developer pages, cross-promotions, and new releases, reduce trust in our broader portfolio, and lead to increased scrutiny of our other products by customers, users, platforms, regulators, or other third parties. In addition, certain actions or decisions such as reorganizations may receive disproportionate attention and online discourse relative to other aspects of our business, which may amplify reputational harm. As our portfolio grows and our products reach more customers and users across different categories, markets, and regions, the likelihood that an incident affecting one product could have broader effects may increase.
In addition, industry standards and customer and user expectations may continue to evolve, including with respect to product quality, user experience, privacy, security, accessibility, and customer support. If we do not meet these evolving expectations, or if competitors deliver superior experiences, the strength of our brands may decline. Moreover, third parties using similar names or branding, or the distribution of unauthorized imitations, copies, or modified versions of our products, may also harm our reputation and brand value.
Our employer brand is also important to our business. If our reputation is harmed, we may experience increased difficulty attracting, retaining, and motivating talent. Damage to our reputation or brands could also negatively affect our relationships with lenders, business partners, and investors, and our ability to execute our business strategy.
If our reputation or the value of our brands is harmed or declines, whether due to events affecting the Bending Spoons brand, a single product, or our portfolio as a whole, our business, results of operations, financial condition, and prospects could be materially and adversely affected.

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We operate internationally and are subject to risks associated with the legislative, regulatory, judicial, accounting, political, and economic conditions in the markets and territories in which we operate
Our headquarters are in Italy, we operate internationally, our products are offered globally, and we expect to continue to expand our international presence. We may become subject to various laws and regulations as we expand into new markets, introduce new products, features, or technologies, or acquire businesses or products. Operating across multiple jurisdictions increases the complexity of our business and exposes us to risks that may differ from those faced by companies with more limited geographic operations. Risks associated with our international operations include, among others:
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Political instability, adverse changes in diplomatic relations, and unfavorable economic and business conditions in the markets in which we operate or into which we may expand

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More restrictive, inconsistent, or otherwise unfavorable laws and regulations, including evolving regulation of AI and digital products, which could increase compliance costs, require changes to our products or operations, or limit or prohibit certain offerings in particular jurisdictions

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The need to comply with differing, and sometimes conflicting, legal and regulatory standards relating to consumer protection, privacy and data protection, payment processing, content or product restrictions, and other aspects of our products and operations

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Limitations on the protection and enforcement of intellectual property rights across jurisdictions

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Enhanced difficulties of integrating acquisitions across jurisdictions

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Restrictions on the ability of our foreign subsidiaries to repatriate profits or otherwise remit earnings, and exposure to currency controls or other governmental actions

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Adverse tax consequences arising from the complexity of operating across multiple jurisdictions and from changes in, or new interpretations of, tax laws, regulations, treaties, or enforcement practices

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Expropriation of assets, nationalization, or other governmental actions, including the risk of renegotiation or modification of existing agreements with government authorities

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Diminished ability to enforce contractual rights or obtain effective legal remedies in foreign jurisdictions

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Lower levels of internet access, credit card usage, or consumer spending in certain markets compared to the E.U., the U.K., and the U.S.

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Difficulties managing operations and adapting to customer and user needs due to distance, language, and cultural differences, including differences in local business practices and customs, and challenges in maintaining effective management, operational, financial reporting, and internal control systems across jurisdictions

Due to the size and scale of our operations and the factors described above, we may not be able to anticipate or address these risks in a timely manner or at all. If we are unable to effectively manage the risks associated with our international operations, our business, results of operations, financial condition, and prospects could be materially and adversely affected.
We are subject to risks related to adverse global economic and geopolitical conditions as well as natural disasters
Our business is subject to risks associated with global political and economic conditions. The purchase and use of our products are often discretionary and may require a significant commitment of resources. Demand for our products may fluctuate with market conditions. As a result, adverse global economic conditions could reduce consumer and business spending and negatively affect demand for our products. Macroeconomic uncertainty may be driven by factors such as reduced consumer confidence, fears of recession, unemployment levels, inflation, rising interest rates, the availability and cost of consumer credit, and changes in tax rates. In addition, perceived or actual instability in banking and financial markets, regulatory uncertainty, and changes in trade policies and restrictions (including tariffs, trade controls, and other barriers) may increase costs and contribute to market volatility. These conditions could lead to reduced demand, pricing pressure, slower growth across our product portfolio, and, for certain offerings, longer or less predictable sales cycles. Economic deterioration may also impair collections on accounts receivable and adversely affect our liquidity.
Geopolitical instability and conflicts may further increase volatility and disrupt global economic conditions, including through sanctions, retaliatory measures, and disruptions to international commerce. In addition, we have team members and operations in regions that have experienced geopolitical instability or armed

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
conflict, including Israel and Ukraine, and we may be materially and adversely affected by any escalation of conflict, war, terrorist attacks, or related disruptions in those regions or elsewhere. We may also be materially and adversely affected by natural disasters, global health crises, and other catastrophic events beyond our control, including earthquakes, hurricanes, floods, fires, power outages, impacts on power cost, cyberattacks, telecommunications failures, pandemics, and epidemics. Climate change could increase the frequency or severity of certain events. These circumstances or incidents could disrupt our operations, damage or disrupt our technology infrastructure, delay product development, cause service interruptions, result in reputational harm, or lead to data security incidents or loss of critical data. Advances in AI are still unknown and could increase such risks, including cyberattacks, terrorism, disruption to labor markets, criminal misuse, autonomous warfare, and catastrophic accidents.
We maintain business continuity and disaster recovery strategies and certain insurance coverage, but these measures may not be sufficient to prevent or mitigate all adverse effects of such events. If any of these risks materialize, our business, results of operations, financial condition, and prospects could be materially and adversely affected.
Operating as a public company may increase our costs, divert leadership attention, and expose us to additional risks
As a public company, we will be subject to increased legal, regulatory, reporting, and corporate governance requirements, including under U.S. securities laws and the rules of the SEC and Nasdaq. Compliance with these obligations requires significant time and attention from our leadership and other team members and may divert resources away from executing our business priorities, including our growth and acquisition strategy.
Operating as a public company also increases our administrative, accounting, legal, and infrastructure costs, including costs associated with financial reporting, internal controls, investor relations, public disclosures, audit and advisory services, director and officer insurance, and maintaining governance and compliance programs. These costs may be significant and may increase over time, including as regulatory requirements evolve or as our business grows in size and complexity.
In addition, we may be subject to increased scrutiny from regulators, lenders, investors, analysts, the media, and other stakeholders, and we may face an increased risk of litigation, including securities class actions, shareholder derivative actions, and other claims relating to our public disclosures, governance practices, or share price volatility. Defending such matters, regardless of outcome, may be costly, time consuming, and disruptive, and could divert leadership attention.
Our status as a public company may also make us a more attractive target for competitors seeking to recruit or poach our team members and make it more difficult to attract, retain, and motivate talent. Increased public visibility and disclosure regarding our strategy, operations, and financial performance may also provide competitors with additional insights into our business, which could intensify competition.
If we are unable to effectively manage these requirements, costs, and risks, our business, results of operations, financial condition, and prospects could be materially and adversely affected.
Our pre-acquisition forecasts may prove materially inaccurate
Our strategy depends in part on our ability to evaluate acquisition targets and forecast their future performance and value-creation potential. In assessing acquisition opportunities, we consider high-level criteria such as size, predictability of cash flows over several years, and our perceived margin for improvement through product, technology, monetization, and operational changes. We also analyze the available data, set detailed assumptions, and assess the expected return profile of an acquisition across different price points and probability-weighted scenarios, including on a risk-adjusted basis.
Despite these efforts, our pre-acquisition forecasts and assumptions may be incorrect, incomplete, or based on information that is limited, inaccurate, or difficult to verify. Our valuation process involves making subjective judgments about the acquisition target’s future revenue, retention, engagement, pricing power, costs, margins, and growth trajectory, as well as the feasibility and timing of the improvements we expect to

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
implement. Generating these forecasts is particularly difficult in our industry, which is rapidly evolving and subject to changes in technology, platform policies, competitive dynamics, customer and user preferences, macroeconomic conditions, and regulatory requirements.
Our forecasts also depend on assumptions about the effectiveness, speed, and cost of the changes we intend to implement following an acquisition. These efforts may take longer or cost more than expected, or fail to generate the expected benefits. If we misjudge growth potential, underestimate competitive pressures, or fail to achieve other anticipated improvements, the returns on an acquisition may be lower than expected.
If our pre-acquisition forecasts are materially inaccurate, we may overpay for an acquisition, fail to achieve expected returns, incur unexpected costs, be required to record impairments or other charges, or divert significant leadership time and resources from other opportunities, any of which could materially and adversely affect our business, results of operations, financial condition, and prospects.
We face significant competition and are subject to a rapidly evolving technological landscape
The industry and the markets in which we operate are highly competitive, rapidly evolving, and subject to continuous technological changes and shifting customer demands and needs. We compete with a wide range of companies, including well-established companies with significantly greater financial, technical, marketing, sales, data, distribution, and other resources, as well as smaller or emerging companies that may be able to innovate more quickly, offer differentiated products, features, or business models, or operate from jurisdictions with less developed regulatory frameworks or less consistent enforcement.
To remain competitive in the markets in which we operate, we invest in the optimization and development of our businesses. The process of optimizing or developing new technologies, products, and features is complex, and it may include, among other things, the use of the latest advancements in data processing, AI, cloud-based technologies, and other tools to differentiate our features, products, and technologies. Differences in distribution channel rules, device penetration, payment methods, and customer or user preferences across markets mean competitive dynamics may vary significantly by country, increasing operational complexity.
Our competition may intensify if new or existing competitors expand or lower the price of their offerings, make them available for free, or launch more attractive products or features, better technologies, or user experiences. Technology platform operators may also launch, expand, bundle, or favor their own products. To compete effectively, we may be required to increase our spending on product development, customer support, and marketing activities, and to reduce prices or introduce new features more quickly than planned, any of which could increase our costs and reduce our margins. If we cannot differentiate our products, offer high-quality user experiences, or adapt to changing customer or user preferences, our growth and profitability could be materially and adversely affected. If customers or users do not find our products to be compelling, or if other existing or new products are perceived by our customers or users to be better, our business, results of operations, financial condition, and prospects could be materially and adversely affected.
We also face competition for opportunities that fit within our acquisition strategy from financial sponsors, strategic acquirers, and a potential target’s management, and such competition may intensify, which could increase purchase prices or limit our ability to source new opportunities on favorable terms.
We may be unable to execute product development, improvement, and innovation effectively
Our business depends in part on our ability to identify, prioritize, and execute product and technology improvements that enhance user experiences, drive engagement and retention, and support monetization. The process of developing, improving, and maintaining digital products and related technologies is complex, resource intensive, and subject to significant uncertainty. We may be unsuccessful in designing, launching, or scaling new features, pricing models, or product experiences, or we may introduce changes that are not favorably received by customers or users. In addition, we may invest in product development initiatives that do not achieve the expected results, do not generate an adequate return on investment, or require us to rework or abandon prior efforts.
We seek to build products by attempting to understand customer and user needs and delivering improvements at a high standard of quality. Our product designers, product managers, and software engineers gather inputs through user research, surveys, and analysis of customer support interactions, including AI-enabled

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
tools that summarize and categorize user feedback. However, these inputs may be incomplete, misleading, biased, or not representative of broader customer or user preferences, and we may misinterpret or incorrectly value certain signals. In addition, while we use experimentation to test assumptions and prioritize work, experiments may not be predictive of real-world outcomes at scale, may produce false positives or false negatives, or may lead us to pursue initiatives that do not translate into durable engagement, retention, or revenue. We also invest heavily in instrumentation and proprietary data technologies to inform product decisions, but the availability, accuracy, and interpretability of data may be limited, and data-driven decision-making may not yield the desired outcomes, particularly where customer or user behavior is difficult to predict or rapidly changes. These practices may not be sufficient to ensure that we identify the most impactful opportunities, accurately predict customer or user behavior, or successfully deliver improvements on the timelines we expect. We may prioritize the wrong initiatives, misjudge customer or user demand, or fail to achieve expected performance improvements, monetization outcomes, or adoption.
Our ability to execute effectively may be constrained by a number of factors, including limited engineering and product capacity relative to the breadth of our portfolio, dependencies on third-party technologies and services, and the need to maintain performance, reliability, and security while continuing to ship improvements. As we expand our product portfolio through acquisitions, we may need to modernize or rebuild acquired products that include legacy codebases, architectural constraints, undocumented dependencies, or technical debt. These issues can increase development complexity, slow delivery timelines, reduce iteration speed, and increase the risk of defects or degraded performance when changes are implemented.
We may also need to modify or limit product functionality, data practices, personalization, or certain features to address evolving legal and regulatory requirements, platform rules, or industry practices, which could reduce product effectiveness, increase compliance and development costs, or delay releases. Further, changes in how customers or users perceive the value of certain features, including AI-enabled functionality, may affect adoption, conversion, and willingness to pay, and we may misjudge what improvements will drive sustainable usage or revenue.
If we are unable to successfully develop, improve, and monetize our products and technologies, or to execute our product roadmap at the pace or quality required, our business, results of operations, financial condition, and prospects could be materially and adversely affected.
We may be unable to successfully market our products
A significant portion of our customer and user acquisition depends on our ability to market our products through third-party platforms, including search engines, mobile application stores, AI agents, and social media channels. Many customers or users find our products organically through these platforms or word of mouth. We also rely on paid advertising and other marketing channels offered by these platforms.
Our visibility and prominence on these platforms are influenced by factors largely outside of our control, including changes to ranking algorithms, search methodologies, recommendation systems, advertising policies, pricing models, and user interface design. Search engines, mobile application stores, and social media channels frequently update their algorithms, product display formats, rules or guidelines, and AI-driven search experiences may provide direct answers or alternative recommendations that reduce traffic to our products, limit how prominently they are displayed, or inaccurately describe them. These changes could reduce organic traffic, increase our dependence on paid advertising channels, or negatively affect growth or conversion rates.
Competition for customer and user attention on these platforms is intense. Among other strategies, we may perform search engine or app store optimization, which involves applying methods and strategies to improve visibility and ranking for search queries for which our products may be relevant. However, competitors may devote greater resources to search engine and app store optimization, paid advertising, influencer marketing, or other promotional strategies, which could reduce our relative visibility. In addition, platform operators may prioritize their own products or those of preferred partners, or modify their policies or technical requirements in ways that may disadvantage us.
Our marketing efforts are also affected by broader changes in the online advertising ecosystem. The phasing out of third-party cookies and other tracking technologies, increasing adoption of privacy-enhancing tools, and platform-level restrictions on data access may reduce our ability to measure campaign performance,

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
target prospective customers or users effectively, or optimize marketing spend. As a result, our customer or user acquisition costs may increase and the return on our marketing investments may decline. Online advertising marketing channels may continue to rapidly change or grow more competitive, and we may choose to continue to use these or new platforms, which may reduce the predictability and efficiency of our customer or user acquisition efforts. In the future, existing or new providers of AI products or technologies may replace search engines, mobile application stores, and social media platforms, and we may not be able to respond effectively to events of this nature.
If we are unable to cost-effectively market our products through online marketing channels, or adapt to changes in third-party platform dynamics, discovery mechanisms, advertising technologies, or the online advertising ecosystem, we may experience reduced traffic and customer or user growth, higher customer or user acquisition costs, and our business, results of operations, financial condition, and prospects could be materially and adversely affected.
We may be unable to effectively adapt or optimize our pricing, subscription plans, or billing models
We monetize our products primarily through subscriptions, but also through advertising and other methods, such as one-off purchases or transaction-based fees. Subscription fees are important to our business model and profitability, and a significant portion of our revenue depends on customers purchasing and renewing their subscriptions. There are several factors that could affect our ability to increase or maintain pricing and subscription plans, and to convert users to paid subscription plans. Purchases or renewals of subscriptions to one or more of our products may decline or fluctuate for reasons such as dissatisfaction with such products or their customer support, a customer no longer having a need for such products, a belief that a competitor’s product is better, including where competing products are perceived as more innovative, higher quality, more secure, or offered at lower prices, or increased price sensitivity due to broader economic conditions or recent pricing changes. In addition, some of our products are offered with free trial subscription plans, and we may not be able to convert customers into paid subscription plans or continue to realize the benefits of this business model.
We may from time to time significantly change a product’s monetization strategy or billing model. Before making such changes, we may conduct experimentation. The results of these tests may be inaccurate, or we may fail to interpret them correctly. These tests and related data-driven models may not accurately predict customer or user behavior or long-term outcomes, and we may fail to anticipate indirect effects, leading to monetization decisions that negatively impact revenue, retention, or growth. In addition, optimizing marketing and monetization strategies may include price increases, changes to subscription tiers or plans, bundling strategies, or billing terms, which may result in higher churn, reduced conversion rates, or adverse public perception, including if customers believe that pricing changes are inconsistent with the value delivered.
Our ability to sustain our subscription plans and pricing may also depend on our reputation for quality and innovation, and on continuing to deliver reliable, secure, and high-quality improvements, technologies and features in connection with our products. We are subject to pricing pressure from competing products, including free or lower-priced alternatives. If we fail to innovate or keep pace with evolving industry standards or if rising costs for cloud services or third-party technologies increase the cost to deliver our products, the perceived value of our products may decline and our pricing power may weaken.
Furthermore, platform, legal, contractual, industry, and regulatory changes may limit our ability to optimize prices, subscription plans, billing models, auto-renewals, or promotions. For example, requirements regarding simpler or more prominently featured cancellation mechanisms, or opt-in for changes in pricing, subscription plans, or billing models could increase churn and hinder our ability to maintain existing subscriptions.
More generally, our inability to increase or maintain pricing and subscription plans, to convert users to paid subscription plans, or to adjust our offerings and value proposition to support our subscription plans and their pricing, could materially and adversely affect our business, results of operations, financial condition, and prospects.
We may be unable to compete for advertisements and our relationships with advertising networks may be negatively impacted
We generate advertising revenue by selling advertising space across a number of our products, both directly to advertisers and through intermediaries such as media agencies and programmatic networks. Our ability to maintain or grow advertising revenue depends on our ability to attract and retain customers or users, sustain engagement and usage, and compete effectively for advertising demand.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
The digital advertising market is highly competitive and subject to significant volatility. Advertising revenue may be materially and adversely affected by factors beyond our control, including changes in advertiser demand, budget reductions, shifts in marketing spend across channels, changes in the pricing and availability of advertising inventory, seasonality, broader economic conditions, and increased competition for advertising spend. If we are unable to compete effectively for advertising spend, or if the perceived effectiveness of advertising in our products declines, our advertising revenue could decrease.
In addition, our advertising revenue also depends in part on third-party advertising networks, exchanges, measurement providers, and other intermediaries. These third parties may change their terms, policies, pricing, technical requirements, or allocation of advertising demand, or may limit, suspend, or terminate our access to their services. In addition, advertising partners may impose requirements relating to brand safety, content policies, privacy practices, data usage, or customer or user consent, and any failure, perceived failure, or allegation of non-compliance could result in reduced demand, lower pricing, withheld payments, account suspension, or termination of our relationships.
Furthermore, platform, legal, contractual, industry, and regulatory changes, such as restrictions on cookies and other tracking technologies, limitations on access to device identifiers, and requirements for user consent, may reduce the ability of advertisers to target or measure advertising effectiveness and may decrease advertising demand or pricing.
Any decline in advertising revenue, or disruption in our relationships with advertising networks or other intermediaries, could materially and adversely affect our business, results of operations, financial condition, and prospects.
A significant portion of our products depend on mobile application stores and other third-party platforms for their distribution, marketing, and collection of payments
A significant portion of our products depend on mobile application stores, such as the Apple App Store and Google Play Store, and other third-party platforms for their distribution, marketing, and collection of payments. These platforms influence the visibility, discoverability, and monetization of some of our products and may be critical channels through which customers and users download these products, see advertisements, purchase subscriptions, and make other in-app purchases. Our success depends in part on the overall mobile application ecosystem, including user demand for mobile applications, the effectiveness of mobile application store distribution, and the ability to monetize and acquire users for our mobile applications.
Mobile application stores and other third-party platforms have broad discretion to change their terms, policies, guidelines, and practices, including those relating to application reviews and rankings, search and recommendation algorithms, pricing, payment processing, commissions and fees, refund practices, advertising policies, privacy requirements, our ability to target users or measure the effectiveness of our marketing and product changes, and customer or user consent mechanisms. They may also interpret, enforce, or modify these terms or policies in ways that are inconsistent, unpredictable, or unfavorable to us. In addition, these third parties may limit, prohibit, suspend, remove, or otherwise interfere with one or more of our products or features, including by delaying approvals, restricting functionality, requiring modifications, or removing our products from their platforms. They may require us to provide information and data, change our practices, or implement specific features, disclosures, or policies as a condition to continued distribution or monetization on their platforms. Responding to such requests, inquiries, or enforcement actions, or implementing required changes, could be costly, time consuming, and could delay product releases or negatively affect product performance. Furthermore, these third parties may give preferential treatment to competitive products.
Any such changes or actions could disrupt or discontinue our access to the Apple App Store, Google Play, or other significant third-party platforms, reduce the discoverability or distribution of our products, disrupt advertising revenue, payment processing or subscriptions, increase costs, reduce margins, and negatively affect customer or user acquisition or retention. In addition, because we generally do not have the ability to negotiate platform terms and must adapt our products and business practices to comply with platform requirements, we may be unable to mitigate the impact of adverse platform actions or policy changes.
As a result, our business, results of operations, financial condition, and prospects could be materially and adversely affected by changes impacting or actions taken by mobile application stores and other third-party platforms.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
A significant portion of our products depend on third-party payment processors
A significant portion of our products rely on payment processing services provided by third parties such as Adyen, PayPal, and Stripe to process transactions and collect payments from customers. These providers are critical to our ability to monetize our products, including through subscriptions and other digital purchases.
Third-party payment processors may increase fees or other charges, modify their terms of service, interpret or enforce their policies in a manner unfavorable to us, or impose new requirements that increase our compliance costs or operational complexity. They may also delay, suspend, or restrict our ability to process payments or access funds, including by imposing reserves, significant guarantees, payment holds, rolling delays, transaction limits, or enhanced monitoring, which could negatively affect our liquidity and user experience. In addition, payment processors may limit or prohibit certain transactions, products, pricing models, or jurisdictions, or require us to make changes to our billing flows, refund practices, fraud prevention controls, or customer onboarding processes. Payment processing is also subject to risks of fraud, chargebacks, refunds, disputes, and errors, which may increase our costs and reduce our revenue.
If any third-party payment processor experiences disruptions, performance degradation, outages, service interruptions, or other operational failures, our ability to collect payments could be disrupted. In addition, if we are unable to maintain our relationships with payment processors on commercially reasonable terms, or if we are required to transition to alternative providers, we may incur significant costs, experience delays, or suffer interruptions in our ability to collect payments.
As a result, our business, results of operations, financial condition, and prospects could be materially and adversely affected by changes impacting or actions taken by third-party payment processors.
We rely on third-party cloud infrastructure and other technology service providers to operate our products and business
In addition to third-party platforms such as mobile application stores and third-party payment processors, we rely on hardware, software, and other technology infrastructure for our products and operations (collectively, “Technology Infrastructure”). We depend on third parties for critical parts of our Technology Infrastructure. In particular, we depend on cloud service providers such as Amazon Web Services and Google Cloud for computing, storage, networking, and other technology services that are critical to our products and operations. As a result, our ability to operate our business depends on the availability, performance, reliability, and capacity of these cloud service providers. We may be unable to efficiently provision, adapt, or scale computing, storage, networking, or other infrastructure resources to meet actual demand and support our growth, products, and integrations. As a result, we may experience unexpected capacity limitations, and our products and our operations may experience degraded performance or interruptions.
Some of our products rely on additional third parties to provide key services, such as hosting, video processing and transcoding, content delivery networks, customer support, software development, and AI technologies. Our ability to continue to use our Technology Infrastructure at the scale we need may be dependent on access to specific third-party service providers. We have experienced service interruptions in the past, including in connection with the release of new software versions or bug fixes, and we may experience similar interruptions in the future. If any of these third-party service providers experience disruptions, outages, performance degradation, or other service interruptions, our products may become unavailable or experience reduced performance. Even brief interruptions or delays may negatively affect customer or user experience, engagement, and conversion or renewal rate, and significant or prolonged outages could result in loss of customers or users and affect our ability to attract new customers or users. Depending on the severity and nature of any disruption, we may also face data security incidents, including incidents that may require notification to affected individuals, regulators, or other stakeholders, and could expose us to liability.
Technology Infrastructure third-party service providers generally have discretion to change and interpret their terms of service and other policies, including at contract renewal, and may take actions that are unfavorable to us. These service providers may increase pricing, impose additional fees or charges, change service levels or support practices, alter technical requirements, restrict how we process data on their systems,

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discontinue or limit access to certain services, or terminate or seek to terminate our contractual relationships. Hosting and infrastructure costs are also expected to increase as our customer and user base grows. In addition, our infrastructure costs may be variable, difficult to predict, and sensitive to changes in usage patterns, product mix, and third-party pricing or technical requirements, and we may be unable to manage these costs effectively as we scale. If our access to Amazon Web Services, Google Cloud, AI technology, or other key technology service providers were limited or terminated, or if we were unable to secure alternative providers on favorable terms or in a timely manner, we could experience significant interruptions in our operations and ability to deliver our products to customers and users. Any transition to alternative technology service providers could require substantial technical changes to our products, technologies, and systems and could be costly, time-consuming, and operationally risky, and we may be unable to fully offset any resulting losses through service credits or other contractual remedies. If we lose the right to use, renew, or continue to access such services, we may be required to transition to alternative technologies on an accelerated timeline, which could be costly and disruptive.
Because our strategy includes acquiring and integrating products and businesses, as our product portfolio grows, our reliance on a broader set of Technology Infrastructure third-party service providers may increase operational complexity and make it more difficult to scale reliably and cost effectively. In addition, we may need to consolidate, migrate, or re-architect the Technology Infrastructure of acquired products, including moving workloads between cloud providers, consolidating accounts and environments, transitioning content delivery networks, modifying hosting and storage configurations, or replacing third-party service providers. These migrations and consolidations are complex and operationally risky, and may result in service disruptions, degraded performance, increased latency, data loss or corruption, unexpected cost increases, security or compliance issues, or delays in product development and integration efforts. We may also be required to maintain duplicative infrastructure or vendor relationships for extended periods, which could increase costs and operational complexity, and we may be unable to execute these transitions effectively or on the timelines we expect.
If we do not effectively respond to disruptions, upgrade our Technology Infrastructure as needed, or continually develop it to accommodate evolving demands, our business, results of operations, financial condition, prospects, and reputation could be materially and adversely affected.
Our business also depends on our customers and users’ ability to access and use the internet and internet-enabled devices. Internet access, internet-enabled devices, and operating systems are provided by companies with significant market power, any of whom could take actions that degrade, disrupt, or increase the costs for us to provide, or customers and users to access, our products. In addition, changes in laws, regulations, or practices affecting the growth, popularity, or use of the internet, including those relating to net neutrality, could decrease demand for, or usage of, our products, increase our costs, and materially and adversely affect our business, results of operations, financial condition, and prospects.
We and our third-party service providers may be subject to data breaches and other cybersecurity incidents, including cyberattacks and ransomware
We and some of our Technology Infrastructure third-party service providers collect, transmit, host, store, and otherwise process a large amount of data relating to customers, users, team members, candidates, business partners, and others, including information and data that constitutes “personal data,” “personal information,” “personally identifiable information,” or similar terms under applicable law (collectively, “Personal Information”), as well as intellectual property and proprietary business information (collectively, including Personal Information, “Confidential Information”). This Confidential Information may include trade secrets, and customer and user contact information, device identifiers, usage data, geolocation data, payment and subscription information, and support records. Our success depends in part on our ability to collect, transmit, host, store, and otherwise process Confidential Information. In addition, any actual or perceived failure to protect Confidential Information could harm our business, and we may collect, transmit, host, store, and process Confidential Information in jurisdictions different from where it was collected.
There has been an increasing number of cyberattacks in recent years, and the number and complexity of these threats continue to increase over time. We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity, and availability of Confidential Information and our Technology Infrastructure,

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and that may disrupt our operations, degrade product performance, and result in service interruptions. Because some of our products are integrated with our customers or users’ systems or operations, any circumvention or failure of our cybersecurity measures could also compromise the confidentiality, integrity, and availability of our customers or users’ own Technology Infrastructure and Confidential Information. We and our Technology Infrastructure third-party service providers have experienced and may continue to experience actual or perceived security incidents, including related to hacking, phishing, malware, ransomware, social engineering, unauthorized access to or disclosure of data, denial-of-service attacks, business email compromise, deepfakes, or other cyberattacks. These risks may also result from human error, insider threats, system misconfiguration, bugs, or other vulnerabilities in Technology Infrastructure, or failures of security controls or processes. Moreover, our disaster recovery systems and those of our Technology Infrastructure third-party service providers may not function as intended or may fail to adequately protect our critical business information in the event of a significant interruption, which could result in security breaches, loss of data or functionality, or other similar adverse impacts. Further, we have acquired and may continue to acquire companies with cybersecurity vulnerabilities or inadequate security measures, which has exposed us and may continue to expose us to significant risks.
Cybersecurity incidents affecting our Technology Infrastructure third-party service providers could disrupt our business or result in unauthorized access to, or disclosure or loss of Confidential Information. We may have limited ability to control, monitor, or remediate security incidents affecting our Technology Infrastructure third-party service providers, and our contractual protections may be insufficient to fully protect us from harm. In addition, our and our Technology Infrastructure third-party service providers’ remote working arrangements may increase cybersecurity risks due to the challenges associated with managing remote computing assets and security vulnerabilities that are present in many public or home networks. Moreover, the integration of AI in our or any Technology Infrastructure third-party service providers’ operations or products is expected to pose new or unknown cybersecurity risks.
Techniques used to obtain unauthorized access to Technology Infrastructure, sabotage systems, or disable or degrade services change frequently, and may be large-scale, automated, and difficult to detect. These techniques are often not recognized until launched against a target. Malicious actors are becoming increasingly sophisticated, including through the use of AI technologies, and may be able to circumvent security controls, evade detection, or remove forensic evidence. We regularly identify security vulnerabilities in our Technology Infrastructure, and we may be unable to remediate all vulnerabilities in a timely manner, or at all, and our mitigating measures may not be implemented before a vulnerability is exploited, including where customers or users fail to timely apply updates, and vulnerabilities may remain undiscovered or persist even after mitigation measures are implemented. Further, there can be no assurance that our cybersecurity risk management program, including our policies, controls, and procedures, will be fully implemented, complied with, or effective in protecting Confidential Information or our Technology Infrastructure. As a result, we may be unable to prevent, detect, investigate, remediate, or recover from cybersecurity incidents in a timely manner, or at all.
In addition, third parties have attempted (and, in some cases, succeeded) and may continue to attempt to exploit our products, technologies, or brands to defraud others, including through impersonation, account compromise, fraudulent payment activity, or other misuse, which could result in customer or user harm and damage to our reputation.
While to date no incidents have had a material impact, material incidents may occur in the future. Any cybersecurity incident, whether actual or perceived, could expose us to significant liabilities and costs, including regulatory investigations or enforcement actions, compulsory audits, fines or penalties, litigation (including class actions), remediation and recovery costs, fraud losses, increased insurance premiums, and reputational harm. We may also face contractual disputes, indemnity obligations, and termination or non-renewal by customers or partners, and any limitations of liability in our contracts may not be enforceable or sufficient to protect us from all liabilities. We may be required to notify regulators, customers, users, team members, or other stakeholders under applicable breach notification and data protection laws in multiple jurisdictions, including in the E.U, the U.K., and the U.S. Any required notifications could be costly, could lead to negative publicity, and could cause customers or users to lose confidence in our products or security measures. In addition, mitigating the risk of cybersecurity incidents has resulted, and could in the future result, in additional operating and capital costs in Technology Infrastructure, personnel, monitoring, and

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
other investments, and these costs may increase over time. Any liabilities or costs incurred in relation to a cybersecurity incident may not be covered by insurance and insurance policies may not be available to us in the future on economically reasonable terms, or at all.
If we are unable to prevent or effectively respond to cybersecurity incidents, our business, results of operations, financial condition, and prospects could be materially and adversely affected.
Our ability to maintain customer or user satisfaction depends in part on the quality of our customer support, including support provided by third-party service providers
Our ability to attract and retain customers and users depends in part on the quality of our customer support, including assisting customers and users in using our products, responding to legal, privacy or security-related matters, and resolving performance and reliability problems. If we fail to provide effective customer support, customer and user satisfaction could decline, our reputation could be harmed, and customer and user churn could increase.
As our customer and user base evolves, customer support demand may increase or fluctuate significantly, including following product changes, outages, security incidents, or monetization changes. We may be unable to hire, develop, and retain sufficient team members to support or scale our support systems effectively, particularly if growth exceeds our forecasts. In addition, providing support globally at scale across time zones and in multiple languages may require additional resources and could increase complexity, expenses, and legal risks. Increased support demand without corresponding revenue increases could also increase our costs.
We also rely in part on third-party staffing and outsourcing providers to support customer support operations, and we may have limited control over their personnel, training, processes, and service levels. If these providers fail to meet our standards, experience disruptions, increase costs, or terminate their relationship with us, customer support quality could decline.
In addition, we use AI-enabled tools to support customer support operations. AI tools may generate inaccurate, incomplete, or inconsistent responses, including in ways that negatively affect user experiences or result in improper handling of billing, refunds, account access, privacy, or security-related matters, and may increase regulatory, legal, or reputational risks. If we are unable to effectively manage these risks, our customer support operations and customer and user satisfaction could be materially and adversely affected.
If we fail to maintain effective customer support at scale, our business, results of operations, financial condition, and prospects could be materially and adversely affected.
We may be unable to effectively leverage or develop sales capabilities to attract and retain enterprise customers, and to expand usage of our products within our customer base
Our ability to grow our business depends in part on our ability to attract new enterprise customers, retain existing enterprise customers, and increase adoption and usage of our products within our customer base. Historically, we have not relied on a significant outbound sales force, and our ability to drive enterprise growth may depend on our ability to build and scale our sales organization and implement an effective sales strategy. If we are unable to develop and leverage sales capabilities successfully, our business, results of operations, financial condition, and prospects could be materially and adversely affected.
We may encounter challenges in developing our sales force and sales strategy, including hiring, training, and retaining qualified sales personnel, developing effective sales processes and management systems, investing in supporting functions such as customer success, onboarding, implementation, and support, and coordinating effectively across our commercial, product, and legal and compliance functions. We may also be unsuccessful in achieving broader market acceptance of our products among enterprise customers, including those with established vendor relationships or internal preferences for competing solutions.
In addition, some of our enterprise offerings have extended and complex sales cycles, which can be resource-intensive, and unpredictable. Prospective enterprise customers may require significant time and resources to evaluate our products, complete security, compliance, procurement, or legal reviews, negotiate commercial terms, or conduct pilots or trials before making purchasing decisions. These factors may increase our costs, delay revenue recognition, reduce our ability to forecast results, and make it more difficult to achieve efficient growth.

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If we are unable to effectively develop and scale our outbound sales capabilities, attract and retain enterprise customers, or expand usage of our products within our customer base, our business, results of operations, financial condition, and prospects could be materially and adversely affected.
Dependence on a limited number of top-performing products could increase volatility and adversely affect our results
A meaningful portion of our revenue has historically been derived from a limited number of top-performing products. As a result, our business and financial performance may be disproportionately affected by the performance of a small number of products, and we may not be able to successfully expand and diversify our revenue sources beyond them.
The performance of individual products can be volatile and may fluctuate significantly from period to period due to factors that are difficult to predict or outside of our control, including adverse developments affecting a particular product, category, or ecosystem, changes in platform featuring, pricing, ranking, search algorithms, policies, and enforcement practices, competitive entries, shifts in customer or user preferences, seasonality, and product changes or updates that do not perform as expected. In addition, if one or more of our leading products underperforms, experiences reduced engagement, renewal rates, or conversion, or is otherwise unable to sustain or improve its historical monetization levels, our revenue and margins could fluctuate materially. The size and diversification of our portfolio may not sufficiently mitigate these risks.
Revenue concentration risk may be further affected by changes in our product portfolio over time, including as a result of acquisitions. Acquired businesses may perform below our expectations, or we may be unable to sustain or improve the performance of acquired businesses following integration.
If we fail to maintain a diversified and successful portfolio, our business, results of operations, financial condition, and prospects could be materially and adversely affected.
We generally do not have long-term agreements with our customers
Our customers can generally cancel their subscriptions at any time without penalty, with the cancellation typically becoming effective at the end of the current term. Term duration is typically one year or shorter. As our customers are not typically bound by long-term contractual commitments, we face continuous pressure to provide high-quality products and frequent feature updates to retain recurring payments. Moreover, our visibility into future revenue may be limited compared to companies with a majority or all of their revenue derived from multi-year, non-cancellable contracts.
We may experience software or hardware defects and other similar problems with our products or technology infrastructure
We may experience software or hardware defects, outages, performance degradation, development delays, data losses, or other technical problems, including issues introduced through updates, new feature releases, integrations, migrations, or changes in Technology Infrastructure third-party services on which we rely. Software or hardware that we develop internally or procure from Technology Infrastructure third-party service providers may contain technical problems. These technical problems may result in diminished performance, service disruptions, product malfunctions, security incidents, or, in severe cases, permanently disabled products that could disrupt operations, product performance, or our cybersecurity. Such software and Technology Infrastructure may not be sufficient to address technological advances, regulatory requirements, changing market conditions or other developments.
Because our products operate at scale and evolve rapidly, technical issues may emerge unexpectedly, and we may be unable to resolve them quickly without introducing additional defects or disruptions. Such issues may not be identified during development or testing and may only become apparent after deployment or at scale.
In addition, we have grown and expect to continue to grow through acquisitions, and acquired products may contain legacy code, technical debt, undocumented dependencies, or infrastructure or architectural constraints that increase the likelihood or severity of defects, outages, or performance issues, particularly during integration efforts, migrations, or major changes to product functionality.

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Any such issues could damage our reputation, reduce customer or user engagement, lower revenue, impact the stability or accuracy of our customer or user metrics or other estimates, allow third parties to manipulate or exploit our software, and expose us to claims for damages. Any liabilities or costs incurred in relation to the above may not be covered by insurance and insurance policies may not be available to us in the future on economically reasonable terms, or at all.
If we are unable to prevent, detect, and remediate software defects and other technical issues effectively, our business, results of operations, financial condition, and prospects could be materially and adversely affected.
We may be subject to the terms of open-source software licenses
We use open-source software in our products and Technology Infrastructure and expect to continue to use open-source software in the future. The terms of many open-source licenses to which we are subject have only been interpreted in a limited number of court decisions, or have not been interpreted by courts at all, and there is a risk that open-source software licenses could be construed in ways that impose unanticipated conditions or restrictions on our ability to operate, commercialize, or protect our technology. In addition, under some open-source software licenses, if we combine our proprietary software with open-source software in a certain manner, third parties may claim ownership of, a license to, or demand the release of, the open-source software derivative works that we developed using such software, which could include our proprietary source code. Such third parties may also seek to enforce the terms of the applicable open-source software license through litigation which, if successful, could require us to make our proprietary source code freely available, purchase a costly license, or cease offering the implicated products unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may not be able to complete it successfully. In addition to risks related to open-source software license requirements, use of certain open-source software may pose greater risks than use of third-party commercial software, since open-source licensors generally do not provide warranties or controls on the origin and accuracy of the software. Further, we may have incorporated or used open-source software in a manner that is inconsistent with applicable license terms or our internal policies, and we cannot assure that our processes for identifying, tracking, and managing open-source software usage are or will be effective. Any of these risks could be difficult to eliminate or manage.
We may also contribute code to open-source projects from time to time, and any such contributions are generally publicly available, which may limit or eliminate our ability to protect intellectual property rights in that software and could allow competitors to use or incorporate it. Similarly, we may be subject to third-party intellectual property claims as a user of or contributor to open-source software.
Any of the foregoing could materially and adversely affect our business, results of operations, financial condition, and prospects.
Our frequent reassessment of organizational structure and resource allocation may materially and adversely affect our business
Following an acquisition, or in response to changes in our business, we reallocate team members across businesses and platform teams, at times making significant changes. We may be unable to effectively manage organizational changes and resource allocations, which could result in declines in customer satisfaction, increases in costs, difficulties in introducing new products or enhancing existing products, reputational harm, difficulties in attracting or retaining talent, loss of customers or users, or operational difficulties in executing sales strategies, any of which could materially and adversely affect our business, results of operations, financial condition, and prospects.
Our insurance policies may not be sufficient to cover all claims
We maintain various insurance policies intended to protect against certain operational and other risks, including risks relating to cybersecurity incidents, operational failures, litigation, and other liabilities. However, insurance coverage, by its nature, is subject to exclusions, deductibles, coverage conditions, limitations, and policy limits. Our insurance may not cover all claims that may arise, coverage may be disputed by insurers, and the amounts payable under our policies may be insufficient to cover all possible losses or liabilities.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
In addition, the cost of insurance is likely to increase in the future, and the availability of coverage may decrease, influenced by the evolving risk landscape in the technology sector or broader economic conditions. We may be unable to maintain our current insurance coverage on commercially reasonable terms or at all, and as our business expands and evolves, we may be required to pay higher premiums, accept higher deductibles or more restrictive terms, or obtain less coverage than we desire.
In the event of a significant loss or liability that is not fully covered by our insurance policies, or if coverage is disputed by insurers, we may be exposed to significant financial losses. Moreover, significant uninsured losses could damage our reputation among customers, users, business partners, lenders, and investors. It could also lead to increased scrutiny from regulators and other stakeholders.
Any actual or potential insufficiency or inadequacy of insurance coverage and related financial exposure could materially and adversely affect our business, results of operations, financial condition, prospects, and reputation.
We have experienced rapid growth, may continue to grow in the future, and may not be able to effectively manage growth, change, or the scope and complexity of our business
We have experienced rapid growth in recent periods, and may continue to grow in the future, including through international acquisitions of products, technologies, or businesses, and diversification across regions, segments, and business models. As our business has expanded and may continue to expand, the scope and complexity of our operations have increased rapidly and may continue to increase. This has placed and is expected to continue to place a significant strain on our managerial, administrative, operational, and financial resources. Our ability to manage growth effectively will depend on, among other things, our ability to scale our organizational structure, systems and infrastructure, controls, and processes, integrate new businesses or technologies, and recruit, retain, and develop talent.
If we are unable to effectively manage the allocation of limited resources in our organization or the risks that we may encounter in expanding our operations as we grow and expand across new businesses, products, technologies, regions, segments, or business models, our business, results of operations, financial condition, and prospects could be materially and adversely affected.
We have a limited operating history at our current scale, and our historical, operating, and financial results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance
We have a limited history of operating at our current scale and scope and, consequently, it is impracticable to forecast our future results based upon historical data. Investors should not rely on our past results of operations as indicators of future performance, and they should consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by growing companies in rapidly evolving industries. These risks and uncertainties include challenges in accurate financial planning as a result of limited historical data relevant to the current scale and scope of our business, the uncertainties in forecasting the incremental performance that future acquisitions may contribute, and the uncertainties resulting from recent acquisitions and having had relatively limited time to integrate them.
We are not certain whether we will be able to sustain or increase our revenue or whether we will attain sufficient revenue to maintain profitability in the future. It is possible that our costs and expenses will increase in future periods. In particular, we intend to continue to make significant investments to grow our business in such areas as:
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Research and development, including new applications and technologies such as AI

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Our Technology Infrastructure, including systems architecture, scalability, availability, performance, and security

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Acquisitions or strategic investments, and the integration of any such acquisitions

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New products, user experiences, and features, including AI-powered products or features

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Productivity improvements, including through enhanced expertise, processes, and company culture

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Employer branding, recruiting capabilities, and access to talent

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Product brand awareness, marketing, and communications activities

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Sales capabilities

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Global expansion and diversification across regions, segments, and business models

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Our general and administrative organization and the legal, information technology, and accounting teams and processes associated with being a public company

Even if such investments increase our revenue, any such increase may not be enough to offset our increased operating expenses, and we may not be able to maintain profitability, and our business, results of operations, and financial condition could be materially and adversely affected.
Risks relating to legal and regulatory matters
We are subject to direct investment and national security review regimes, including the Committee on Foreign Investment in the United States and the Italian Golden Power framework
We are subject to foreign direct investment and national security review regimes in multiple jurisdictions that may apply to corporate resolutions, acquisitions, financings, and other transactions based on factors such as the nature of our or the target’s activities or assets, including access to sensitive data, critical technologies, communications infrastructure, or other services deemed strategic.
For example, in March, 2026, we submitted a voluntary notice regarding our acquisition of AOL Holdco I LLC to the Committee on Foreign Investment in the United States (“CFIUS”). That filing is on file with CFIUS and is currently undergoing the review process. We expect that the CFIUS review process could take several weeks or months. We cannot predict the scope, duration, or outcome of CFIUS’s review. We cannot rule out the possibility that CFIUS may require mitigation, which could impose material conditions or restrictions on the ownership, operation, governance, or integration of AOL, delay or prevent planned initiatives, increase our costs, or otherwise adversely affect us. In an extreme case, CFIUS can recommend that the President of the United States require divestiture or unwind the transaction, which we do not expect.
Under the Italian Law Decree No. 21 of March 15, 2012, as converted into law and amended from time to time (the “Golden Power Legislation”), notifications may be required and the Italian Presidency of the Council of Ministers (“Golden Power Authority”) may review, impose conditions on, restrict, or prohibit (i) the acquisition of interests, including through the enforcement of security interests, in companies with assets or relationships in strategic sectors (including the defense and national security, energy, transport, communications, healthcare, critical technologies, and financial or personal data processing sectors), and (ii) corporate resolutions, acts, or transactions approved by companies holding assets and relationships in strategic sectors that result in a change in ownership, control, possession, availability, intended use, or purpose of such assets or relationships, including the transfer of voting or other governance rights to secured creditors and, where they produce the effects described above, the granting, issuance, or extension of security interests over shares or strategic assets. The Golden Power Legislation may also apply to intra-group resolutions, acts, or transactions that produce the effects described above. In particular, under the Golden Power Legislation, acquisitions of controlling interests in strategic companies operating in the energy, transport, communications, healthcare, financial, and agri-food sectors by investors located within the E.U. or the European Economic Area, and acquisitions of interests representing at least 10% of the voting rights or share capital (where the value of the investment is at least €1 million) in strategic companies operating in any sector of relevance under the Golden Power Legislation by investors located outside the E.U. or the European Economic Area, as well as subsequent acquisitions that result in the thresholds of 15%, 20%, 25%, or 50% being exceeded, are subject to notification to the Golden Power Authority, which may exercise its powers to prohibit the transaction or impose conditions or other measures. In the defense and national security sector, the notification threshold is exceeded upon the acquisition of more than 3% of the voting rights or share capital, irrespective of the nationality of the investor.
According to recent case law of the Italian Supreme Administrative Court (Consiglio di Stato), outside the defense and national security sectors, the creation or extension of a pledge that leaves voting and administrative rights with the pledgor until the occurrence of an event of default does not, in itself, trigger a notification under the Golden Power Legislation, on the condition that any subsequent enforcement or transfer of voting rights upon an event of default are notified under the Golden Power Legislation, pursuant

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to the security documents. However, the impact of such case law on future decisions of the Golden Power Authority or other Italian courts cannot be fully assessed as of the date of this registration statement. The scope and interpretation of the Golden Power Legislation are subject to evolving regulatory practice and judicial developments. Our ability to pursue certain transactions and corporate resolutions affecting our ownership structure or governance rights, including acquisitions and financings, have been, and may be subject to, notification obligations and mandatory review periods under the Golden Power Legislation.
Past transactions and corporate resolutions have been, and similar future transactions may be, subject to foreign direct investment or national security review regimes and result in notification requirements, waiting periods, information requests, and reviews by one or more government authorities in Italy, the U.S., and other jurisdictions. These processes can be time-consuming, costly, and unpredictable, may delay or prevent the completion of a transaction, and may require us to modify transaction terms, accept behavioral or structural remedies (including divestitures or operational restrictions), implement mitigation measures, or abandon a proposed transaction. Increased scrutiny may also reduce the willingness of potential selling parties, lenders, or investors to engage with us, increase execution risk and deal uncertainty, and divert leadership time and resources. Authorities may also investigate or challenge our conduct or transactions even after completion. In addition, certain transactions may be subject to review by multiple government authorities in different jurisdictions, which may impose differing, inconsistent, or conflicting requirements and may further increase the cost and complexity of conducting our business.
Any of the foregoing could materially and adversely affect our business, results of operations, financial condition, prospects, and reputation.
We are subject to complex and evolving consumer protection, subscription, advertising, and payments-related laws and industry requirements
We are subject to a broad range of consumer protection laws, regulations, and industry requirements globally, including those relating to marketing practices, including pricing disclosures, billing, refunds, free trials, subscriptions, and automatic renewals. Many of our products use monetization strategies with subscription models that automatically renew unless cancelled, and we often provide free or discounted trial periods. For example, in the U.S., the Restore Online Shoppers Confidence Act and analogous state laws regulate such offers. In the E.U., the Consumer Rights Directive imposes specific requirements on pre-contractual information and the right of withdrawal for consumers, while the Unfair Commercial Practices Directive provides a horizontal framework prohibiting misleading and aggressive commercial practices. In Italy, the Legislative Decree No. 206 of September 6, 2005, also known as the Italian Consumer Code, applies. Similarly, in the U.K., the Consumer Contracts (Information, Cancellation and Additional Charges) Regulations 2013 govern these practices, and under the Digital Markets, Competition and Consumers Act 2024, new provisions regarding pre-contractual information, reminder notices, and cancellation periods for subscription contracts are due to come into effect. Laws, regulations, and enforcement priorities in this area continue to evolve, and regulators and private plaintiffs have increased scrutiny of subscription flows, cancellation mechanisms, disclosures, and claims relating to “dark patterns,” misleading interfaces, or unfair or deceptive practices.
Changes in laws, regulations, or industry practices could make it more difficult to implement automatic renewals or free trials, could require more friction in customer or user flows, and could reduce conversion or renewal rates. For example, requirements to obtain express opt-in consent for the automatic renewal of subscriptions could reduce the rate of subscription renewals. Similarly, third-party platform providers or payment processors and card networks may also impose operational, compliance, and security requirements, and effectively regulate subscriptions, billings, refunds, and automatic renewals. Failure to comply with such third parties’ rules and policies could materially and adversely affect our monetization strategies.
We are also subject to laws, regulatory, and industry requirements relating to advertising, including rules governing marketing claims, endorsements, influencer marketing, targeting practices, and disclosures, as well as requirements that may apply to advertising directed to minors.
If we fail, or are alleged to have failed, to comply with applicable advertising, consumer protection, or subscription and autorenewal laws, regulations, and industry requirements, we could be subject to investigations, enforcement actions, civil penalties, damages, restitution, injunctions, litigation (including class

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
actions), and reputational harm, and we may be required to modify our monetization strategies and marketing practices, including pricing disclosures, billing, refunds, free trials, subscription flows and plans, automatic renewals, paywalls, and cancellation processes. Any of the foregoing could materially and adversely affect our business, results of operations, financial condition, prospects, and reputation.
We are subject to antitrust and competition laws and regulatory regimes
We are subject to antitrust and competition laws and regulations in multiple jurisdictions, including laws governing acquisitions, mergers, and other business conduct. Competition and other government authorities have intensified their scrutiny of acquisitions and business practices in the technology sector, including transactions involving digital platforms and AI-related businesses, and this heightened scrutiny may continue.
Past acquisitions have been, and future acquisitions and other activities may be, subject to notification requirements, waiting periods, information requests, and reviews by one or more competition authorities. These processes can be time-consuming, costly, and unpredictable, may delay or prevent the completion of a transaction, and may require us to modify transaction terms, accept behavioral or structural remedies (including divestitures or operational restrictions), or abandon a proposed transaction. Increased scrutiny may also reduce the willingness of potential selling parties, lenders, or investors to engage with us, increase execution risk and deal uncertainty, and divert leadership time and resources. Competition authorities may investigate or challenge our conduct or transactions even after completion, including through requests for information or enforcement actions. In addition, certain transactions may be subject to review by multiple competition authorities in different jurisdictions, which may impose differing, inconsistent, or conflicting requirements or outcomes and may further increase the cost and complexity of conducting our business.
If we are found to have violated antitrust or competition laws or regulations (or any measures imposed by government authorities under such laws or regulations), we could be subject to significant fines, damages (including treble damages in certain jurisdictions), civil or criminal penalties, injunctions restricting our activities, requirements to divest assets or discontinue certain transactions, restrictions on our ability to operate certain businesses or process certain data, and reputational harm. In addition, the relevant transaction or resolution can be declared null and void. Any of the foregoing could materially and adversely affect our business, results of operations, financial condition, prospects, and reputation.
We are subject to complex and evolving privacy, data protection, cybersecurity, and other data laws
In connection with the operation of our business, we collect, use, store, disclose, transfer, and otherwise process Personal Information relating to customers, users, team members, candidates, business partners, and others. We also depend on a number of third-party service providers which process Personal Information on our behalf or on behalf of our customers. We are therefore subject to a variety of data protection, privacy, and cybersecurity laws, regulations, standards, and contractual obligations globally that are complex, rapidly evolving, and may differ significantly across jurisdictions, including the E.U. General Data Protection Regulation (“E.U. GDPR”), the U.K. General Data Protection Regulation (“U.K. GDPR”), the California Consumer Privacy Act (“CCPA”) and other U.S. state comprehensive data privacy laws, and industry requirements. These requirements impose significant obligations relating to transparency, consent, retention, security safeguards, cross-border transfers, vendor management, and data subject rights. This leads to increased compliance costs and operational risks, as well as potential customer or user confusion, and exposes us to significant potential liabilities, including regulatory enforcement actions and penalties, customer or user claims, and orders to change our data processing activities. The implementation of these laws and regulations requires continuous updates to our products, Technology Infrastructure, data processing activities, terms and conditions, and privacy policies, and investments in technical and organizational measures designed to safeguard the rights and freedoms of data subjects. Such investment may result in significant costs to our business and may require us to modify certain of our practices. As a result, we may not always be fully and technically compliant with such laws and regulations.
Laws and regulatory scrutiny relating to behavioral advertising, direct marketing, cookies, and other tracking technologies continue to evolve, and technical changes by platforms, browsers, or operating systems may reduce our ability to measure performance, personalize experiences, or market effectively. Numerous class-action suits under federal and state laws have been filed recently against companies that use third-party

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tracking technologies, alleging violations of consumer protection laws and invasions of privacy due to lack of adequate notice or consent prior to use of such technologies. In the E.U. and the U.K., informed consent is required for the placement of certain cookies and other tracking technologies on a device and for direct marketing. The E.U. GDPR and the U.K. GDPR impose conditions on obtaining valid consent for cookies and tracking technologies, including a prohibition on pre-checked consents and a requirement to obtain separate consents for each type of cookie and similar tracking technology. Recent European court and regulatory decisions are driving increased attention to cookies and similar tracking technologies. Moreover, our use of cookies and other tracking technologies exposes us to risk of claims under a number of laws in the U.S., including the Video Privacy Protection Act (“VPPA”), the Electronic Communications Privacy Act (“ECPA”), and the California Invasion of Privacy Act (“CIPA”), and we have been subject to VPPA, ECPA, and CIPA claims related to some of our websites. In a recent trend, some content publishers have been subject to litigation over alleged violations of the VPPA in connection with advertising provided by third parties. As a result, we may have to develop alternative means to analyze our customer or users’ behavior, customize their experience, or efficiently advertise to them if they block cookies or other tracking technologies, or if additional barriers to collecting data via cookies or other tracking technologies are introduced via laws, regulations, or providers of devices or web browsers. The regulation of the use of these cookies and other tracking technologies and advertising practices or a loss in our ability to make effective use of such technologies could adversely affect us.
In addition, certain of our products and technologies may collect or process geolocation data, including precise or inferred location information, which may be subject to heightened regulatory scrutiny and additional requirements.
There has also been an increase in class actions filed under laws such as the Illinois Biometric Information Privacy Act (“BIPA”), and we have been subject to BIPA claims. Claims under BIPA and similar biometric laws in other U.S. states, allege that biometric identifiers or biometric information (for example, face templates, facial recognition data, voiceprints, fingerprints, or iris scans) have been collected, used, or disclosed without the required notices, consents, retention schedules, or security safeguards. These laws may provide for a private right of action and statutory damages on a per-violation basis and often impose stringent requirements. If one or more of our products, technologies, team members, third-party service providers, or customers or users were alleged or determined to have violated any biometric privacy law, we could be subject to enforcement actions, litigation, fines, penalties, adverse publicity, and loss of customers or users.
Regulators are increasingly scrutinizing companies that process minors’ Personal Information or provide digital products that are used by minors. For example, in the U.S., laws, regulations, and legally binding codes, such as the Children’s Online Privacy Protection Act, California’s Age-Appropriate Design Code, the CCPA, and other U.S. privacy laws impose heightened obligations on companies that process minors’ Personal Information or provide online services used by minors. In Europe, the E.U. GDPR and the U.K. GDPR, as well as the E.U. Digital Services Act (“DSA”), the U.K. Online Safety Act, and the U.K. Age-Appropriate Design Code impose similar requirements. These requirements apply to some of our products and may include restrictions on advertising or profiling, enhanced transparency and user protection obligations, requirements to obtain certain consents, limitations on the collection, use, retention, or sharing of minors’ Personal Information, age assurance or age verification measures, and expanded rights for minors and their parents or guardians. These regimes are evolving and may be subject to legal challenges, differing interpretations, and changing enforcement priorities, which may increase compliance costs and operational complexity. Some obligations may apply broadly, including to products that do not intentionally target minors and in some cases where “children” may be defined as individuals under the age of 18. Some of our products are likely to be used by individuals under the age of 18. If we fail to accurately anticipate the application, interpretation, or expansion of these requirements, we could be subject to regulatory investigations or enforcement actions, data processing restrictions, litigation, fines and penalties, adverse publicity, and loss of customers or users.
Some of our products also subject us to payment card industry rules and standards, including the Payment Card Industry Data Security Standard, as well as contractual requirements imposed by payment processors, card networks, and other payment ecosystem participants. These requirements may change over time and may require us to implement and maintain additional security controls, monitoring, and documentation. Any failure, or alleged failure, to comply with such requirements could result in fines, penalties, increased transaction fees, contractual liability, reputational harm, and restrictions on our ability to accept or process payment card transactions.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Privacy and data protection laws and regulations are in some cases relatively new and their interpretation and application are uncertain, and we cannot ensure that our privacy policies, data processing agreements, and other statements regarding our data practices will be sufficient to protect us from claims, proceedings, liability, or negative media coverage relating to privacy, data protection, or cybersecurity. In addition, although we endeavor to comply with our privacy policies and ensure that our third-party service providers comply with our data processing agreements, as applicable, we may at times fail to do so or be alleged to have failed to do so.
We have in the past received, and may in the future receive, complaints or notifications from third parties, including regulators, asking about our compliance or alleging that we have violated applicable privacy, data protection, and cybersecurity laws and regulations. Any concerns about our privacy, data protection, and cybersecurity practices, even if unfounded, could damage our reputation and adversely affect our business. Non-compliance, or perceived non-compliance, with these laws and regulations has in the past led, and may in the future lead, to regulatory investigations, enforcement or other legal actions, and proceedings against us by supervisory authorities, government entities, consumers, data subjects, or others. We may be subject to substantial regulatory fines, or other penalties, or orders to cease or change our data processing activities in a manner that would be adverse to our business, require us to incur substantial costs, or lead to reputational harm.
We may also become subject to new laws that regulate data beyond Personal Information. For example, the E.U. Data Act imposes certain data and cloud service interoperability and switching obligations to enable users to switch between cloud service providers without undue delay or cost, as well as certain requirements concerning cross-border international transfers of, and governmental access to, data other than Personal Information outside the E.U. Depending on how this and any similar laws are implemented and interpreted, we may have to adapt our business practices, contractual arrangements, and products to comply with such obligations, and applicable obligations may impact our ability to retain customers and users.
Further, through the acquisition of businesses and products we may inherit legacy data practices, consents, disclosures, or technical implementations that do not meet our standards or do not comply with current legal or regulatory requirements. For example, we may discover, after the completion of an acquisition, that disclosures were incomplete, consents were missing or not properly recorded, data was combined or repurposed in ways that are not permitted, or technical controls were inadequate. Remediation can be costly and time consuming and may require deleting or limiting data, changing products or features, or reducing personalization, analytics, measurement, or marketing practices, which could reduce conversion, engagement, and revenue.
Privacy concerns and restrictions may therefore reduce the effectiveness of our product, customer and user acquisition, and monetization strategies. Any failure, or perceived failure, by us or our third-party service providers to comply with applicable privacy, data protection, or cybersecurity requirements could result in complaints, investigations, compulsory audits, enforcement actions, litigation (including class actions), fines, penalties, orders to change or cease certain practices, distraction to our leadership and technical personnel, increase in our costs of doing business, reduced demand for our products, and loss of customer or user trust, any of which could materially and adversely affect our business, results of operations, financial condition, prospects, and reputation.
We are subject to complex and evolving intermediary liability and content moderation laws and regulations
Some of our products enable customers and users to upload, publish, stream, share, or otherwise make available content such as videos, comments, documents, and other content (“User Content”). We cannot review all User Content before it is posted or distributed, and some User Content will inevitably violate laws, regulations, or third-party rights, including intellectual property rights, privacy and publicity rights, or laws relating to defamation, harassment, hate speech, misinformation, online safety, or other unlawful or harmful content. We may be required to investigate, respond to, and defend claims relating to User Content, and we could incur significant costs by doing so. If we are found liable, or if regulators determine that we have failed to meet applicable obligations, we could be subject to investigations, damages, fines, penalties, injunctions, orders to remove or restrict content, product limitations, or other remedies, and our reputation could be harmed.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Our approach to content moderation creates additional risk, including the design and enforcement of terms of service, community guidelines, acceptable use policies, the handling of notices and takedown requests, and decisions to remove or restrict content or accounts. We may face claims that we acted improperly by removing content, restricting accounts, or enforcing policies inconsistently, and we may also face claims that we failed to remove content sufficiently quickly or at all. Individuals, advocacy groups, regulators, and other stakeholders may pressure us to remove or restrict certain content or accounts, while others may criticize us for doing so, which can result in negative publicity and could reduce customer or user trust and engagement.
The legal frameworks governing liability for User Content and content moderation decisions are evolving and differ significantly across jurisdictions. In the U.S., Section 230 of the Communications Decency Act has historically limited liability for certain third-party content and provided protections for certain content moderation decisions. However, there have been, and may continue to be, legislative, regulatory, and judicial efforts at the federal and state levels to narrow, reinterpret, modify, or eliminate these protections for certain categories of content or conduct. If the scope of Section 230 protections is reduced, we could face increased litigation risk and higher compliance and operating costs in the U.S., including for moderation decisions and for content posted by customers and users.
Outside the U.S., comparable protections may be more limited or uncertain, and many jurisdictions impose affirmative obligations on online services regarding illegal or harmful content, user reporting mechanisms, cooperation with law enforcement, transparency requirements, and the speed with which certain categories of content must be addressed. In the E.U., the DSA imposes significant compliance obligations on intermediary services, including requirements relating to terms and conditions, notice and content reporting procedures, transparency reporting, and other governance and risk-management measures. Compliance with the DSA may require us to modify our products and internal processes, expand moderation and trust and safety operations, and incur substantial costs. In addition, while the DSA is an E.U. regulation, it is enforced through authorities in each E.U. country and may be applied in practice with differing approaches across jurisdictions, which may increase uncertainty and compliance burdens. Certain E.U. countries also have, or may adopt, national laws addressing illegal or harmful online content and related enforcement processes, such as Germany’s Network Enforcement Act, which may impose additional or different obligations and increase our compliance costs and operational complexity. In the U.K., the Online Safety Act also imposes significant and evolving obligations on certain online services, including requirements relating to illegal and harmful content, risk assessments, reporting and enforcement processes, and child safety measures, and may expose us to substantial fines, increased regulatory scrutiny, and potential restrictions on our products if we fail to comply. Moreover, these frameworks, and similar laws and regulations globally, may require age assurance or age-gating measures for certain products, features, or content, which could be costly to implement, may reduce customer and user engagement or growth, and may expose us to enforcement risk if implemented incorrectly or inconsistently.
In addition, our ability to limit liability for copyright infringement based on User Content may depend on compliance with the safe harbor provisions of the U.S. Digital Millennium Copyright Act of 1998 (“DMCA”) and similar laws. We may not be shielded from copyright infringement lawsuits or related liability for hosting User Content. Even if we ultimately succeed in demonstrating that the DMCA limits our liability, defending such claims can be costly and time-consuming, and we may be required to remove content, restrict accounts, or modify products or processes. There has been recent proposed U.S. federal legislation seeking to hold digital product and platform providers liable for certain User Content and, if the DMCA or similar safe harbor regimes are amended, narrowed, or interpreted in ways that are unfavorable to us, we could face increased compliance costs and increased risk of liability. We are also subject to evolving laws in the E.U. and other jurisdictions relating to online copyright enforcement. For example, the E.U. Copyright Directive expanded potential intermediary liability for certain copyright-infringing content and may require that we obtain authorizations from rights holders or implement measures designed to prevent the availability of certain copyrighted content. Implementing these requirements may require significant investment in content identification and enforcement tools, changes to products, and increased compliance costs, and may expose us to additional liability if we are alleged to have failed to satisfy applicable obligations. Similar content-related legislation and regulations in other jurisdictions may require us to change our products or business practices, restrict access to certain features or services in particular geographies, or otherwise impact our operations.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
In addition, some jurisdictions have enacted or may enact laws that impose strict timelines for removing certain categories of content, provide for significant penalties for non-compliance, or authorize authorities to restrict access to services. We have been, and may in the future be, subject to temporary restrictions or access limitations in certain jurisdictions based on content hosted on our products. Even a single piece of content may lead to governmental scrutiny, enforcement action, litigation, or reputational harm.
These evolving compliance requirements may affect how we operate, design, and offer our products, including how we manage user reports, moderation processes, transparency obligations, and age-related safeguards. Any failure, or perceived failure, to effectively manage these risks or comply with evolving intermediary liability and content moderation laws and regulations (in particular, if such laws and regulations become more restrictive), could result in investigations, enforcement actions, fines, litigation, reputational harm, or restrictions on our products or operations, any of which could materially and adversely affect our business, results of operations, financial condition, prospects, and reputation.
We are subject to new and evolving laws and regulations relating to the use of AI technologies
We use AI technologies to improve our internal operations and products and may increasingly incorporate AI technologies more deeply into our products and operations. The legal and regulatory landscape governing AI technologies is rapidly evolving and remains uncertain across jurisdictions. Legislators and regulators in the E.U., the U.K., the U.S. (including at the state level), and other jurisdictions have proposed, enacted, or are considering laws, regulations, and guidance that may regulate the development, deployment, transparency, and use of AI technologies, including with respect to disclosures to customers or users, risk management obligations, and documentation and monitoring requirements. These frameworks may be inconsistent or conflicting across jurisdictions, and we may be required to modify our products, data processing activities, or operations in certain jurisdictions, which could increase costs, reduce functionality, delay product launches, limit our ability to use certain AI technologies, or otherwise adversely affect our business. For example, California enacted several new laws in 2024 that regulate use of AI technologies and provide consumers with additional protections around companies’ use of AI technologies, such as requiring companies to disclose certain uses of generative AI. Other U.S. states have also passed AI-focused legislation, such as Colorado’s Artificial Intelligence Act, which will require developers and deployers of “high-risk” AI systems to implement certain safeguards against algorithmic discrimination, and Utah’s Artificial Intelligence Policy Act, which establishes disclosure requirements and accountability measures for the use of generative AI in certain consumer interactions. In the E.U., the Artificial Intelligence Act (“E.U. AI Act”), which entered into force in August 2024, establishes a comprehensive, risk-based governance framework for AI in the E.U. The E.U. AI Act includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose AI and foundation models, and imposes fines for breaches of up to 7% of worldwide annual revenue. These frameworks may impose significant compliance obligations and may be interpreted or enforced in ways that restrict our ability to develop, use, or commercialize AI technologies, including in connection with products that rely on AI as a core feature. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet completely predict the impact future laws, regulations, or standards, or the market perception of their requirements, may have on our business or how we will respond to these laws or regulations.
It is also possible that further new laws, regulations, or industry standards will be adopted, or that existing laws, and regulations such as privacy, consumer protection, intellectual property, and competition laws may be applied, interpreted, or enforced in ways that would limit our ability to use AI technologies for our business, or require us to change the way we use AI technologies in a manner that negatively affects the way in which we use AI technologies and the performance of our products and business. For example, certain data protection and privacy laws extend rights to individuals (such as the right to delete certain Personal Information) and regulate automated decision making, which may restrict our use of AI technologies. Implementation standards and enforcement practices may remain uncertain for the foreseeable future, and obligations may differ across jurisdictions or conflict with each other. As a result, we may be required to change our products, operations, disclosures, data processing activities, or internal controls, limit certain uses of AI technologies, delay releases, or incur substantial costs to comply, and we may not always be able to anticipate how to respond to these laws or regulations. Regulators may also seek remedies that could materially affect our business, including restrictions on certain practices or requirements to delete data or

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
outputs. Further, the creation, use, or distribution of AI-generated content, or the use of content to train AI models, raises novel and unsettled questions relating to intellectual property ownership and rights, which may expose us to disputes or litigation and may limit how we develop or offer AI-enabled features. As our industry continues to evolve, our business conduct and transactions, including acquisitions, partnerships, or commercial arrangements involving AI technologies, may be subject to enhanced regulatory review or enforcement risk, which could delay, limit, or prevent certain initiatives or increase compliance costs.
Any failure, or perceived failure, to effectively manage these risks or comply with evolving laws and regulations governing AI technologies could result in investigations, enforcement actions, fines, litigation, reputational harm, or restrictions on our products or operations, any of which could materially and adversely affect our business, results of operations, financial condition, prospects, and reputation.
We are subject to anti-corruption, anti-bribery, anti-money laundering, export controls, and economic and trade sanctions laws
We are subject to anti-corruption, anti-bribery, anti-money laundering, export controls, and economic and trade sanctions laws and regulations in the jurisdictions in which we operate, including those administered by the United Nations, the E.U., E.U. countries, the U.K., the U.S., and other governmental or intergovernmental authorities. These laws and regulations are complex, frequently changing, and may apply broadly to our global operations, including cross-border transactions, payment flows, and dealings with customers, users, service providers, business partners and others. For example, we are subject to the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act 2010 (“U.K. Bribery Act”), the U.S. PATRIOT Act, and the laws of other countries in which we conduct activities or offer our products.
The FCPA prohibits us and our directors, officers, team members, agents, and business partners acting on our behalf from corruptly offering, authorizing, or providing anything of value to a “foreign official” for the purposes of influencing official decisions or otherwise securing an improper advantage to obtain or retain business. The FCPA further requires companies listed on U.S. stock exchanges to make and keep books and records that accurately reflect transactions and dispositions of assets and to maintain a system of internal accounting controls. The U.K. Bribery Act prohibits “commercial bribery” of private parties, in addition to bribery involving domestic or foreign officials, the acceptance of bribes, as well as the giving of bribes, and “facilitation payments,” meaning generally low level payments designed to secure or expedite routine governmental actions or other conduct to which persons are already under obligations to perform. The U.K. Bribery Act also creates a corporate offense of the failure to prevent bribery by our directors, officers, team members, and other third parties acting on our behalf, to which it is a defense to maintain “adequate procedures” designed to prevent such acts of bribery.
In Italy, we are subject to the Italian Legislative Decree No. 231 of June 8, 2001 (“Decree 231”), which may expose us to monetary penalties and other sanctions in connection with certain criminal offenses committed by, among others, our directors, officers, or team members. Under the Decree 231, a defense may be available if a company can demonstrate, among other things, that it has adopted and properly implemented an organization, management, and control model aimed at effectively preventing the commission of the relevant criminal offenses prior to the unlawful conduct (a “Model 231”). We have a Model 231 and have appointed a supervisory body that oversees its functioning and observance, monitors the implementation of preventive measures, and reports regularly to our board of directors. However, the adoption of Model 231 does not by itself exclude the applicability of penalties and other sanctions under the Decree 231. In the event an offense results in administrative liability for the company under the Decree 231, a court will evaluate the Model 231 and its actual implementation. If we are found liable under the Decree 231, we could be subject to significant monetary penalties and other sanctions, including interdictory measures, confiscation of the price or profits deriving from the offense, and publication of the judgment, as well as reputational harm and loss of trust by our customers or users.
We are also subject to economic and trade sanctions and export control laws and regulations, including those administered by the E.U., the U.K., the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of Commerce, the U.S. Department of State, and other government authorities (collectively, “Trade Controls”). These Trade Controls prohibit or restrict dealings with, and may require us to implement controls relating to, certain countries, regions, governments, or persons. Compliance

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
with Trade Controls may be particularly challenging because they are subject to frequent changes and may be interpreted or enforced differently across jurisdictions. Changes in geopolitical conditions or government policies may increase the scope or severity of these restrictions, delay or hinder our cross-border operations, increase compliance costs, or in some cases prevent us from conducting certain business activities altogether. For example, while most of our products are designated EAR99 under the U.S. Export Administration Regulations, certain products are classified under Export Control Classification Numbers 5D992, 5D002, and 5E002, which are subject to heightened export control restrictions and may become further restricted in the future. Furthermore, we operate in jurisdictions that present elevated risks from a Trade Controls perspective. For example, our digital products are offered in Russia and Belarus. As a result, we may occasionally interact with, or receive inquiries or fines from, regulatory bodies located in these jurisdictions, which may raise issues under U.S., U.K., E.U., or other sanctions, or under other relevant laws. We believe that we operate within the structures of applicable Trade Controls. However, we cannot predict the nature, scope, or effect of future regulatory requirements to which our operations might become subject. Our global operations and business increase our exposure to these risks. We may interact, directly or indirectly, with third parties that could be subject to Trade Controls, or that may engage in improper conduct, including customers, users, service providers, business partners, and other third parties. We also cannot predict the manner in which existing laws might be administered or interpreted. In addition, as we acquire businesses and integrate new teams, technologies, and operations, we may inherit legacy practices, controls, or compliance gaps that do not meet our standards or current legal requirements, which could increase our risk of non-compliance.
We maintain internal controls, policies, training, procedures, and other measures designed to promote compliance with anti-corruption, anti-money laundering, Trade Controls and other similar laws and regulations. Despite our compliance efforts and activities, there can be no assurance that our compliance measures will be effective in preventing or detecting all violations, including violations by our team members, agents, service providers, business partners, or other parties acting on our behalf, and we may be held responsible. Our products are offered globally, including in certain countries that are generally perceived to present a higher risk for corruption. Actual or alleged violations, or even the appearance of non-compliance with these laws and regulations, could result in whistleblower complaints, investigations, litigation, and prosecution or other enforcement actions, which could lead to disclosures, sanctions, settlements, disgorgement of profits, significant fines, damages, other civil and criminal penalties, including imprisonment, or injunctions, suspension or debarment from contracting with certain persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. Responding to any litigation, prosecution, subpoena, investigation, or other enforcement action may divert leadership attention and resources, and cause significant defense compliance, and other legal and investigatory costs. Any of the foregoing could materially and adversely affect our business, results of operations, financial condition, prospects, and reputation.
We may not be able to maintain, protect, or enforce our intellectual property rights
Our success depends in part on our ability to protect the intellectual property rights underlying our proprietary information, products, and technologies. We attempt to protect our intellectual property under trademark, copyright, patent, and trade secret laws, as well as design and database rights, through a combination of intellectual property registrations, assignment and nondisclosure agreements with team members and third parties, other contractual restrictions, technological measures, and other methods. These measures may only offer limited protection and are constantly evolving to meet the expanding needs of the business. Despite our efforts to protect our intellectual property rights, we cannot assure that they will be sufficient to prevent, deter, or enable us to enforce against infringement, misappropriation, dilution, or other unauthorized use. Unauthorized parties may copy aspects of our products, technologies, marketing materials, and brand features, or obtain and use our trade secrets and other Confidential Information, including to create businesses or products that compete with ours.
We rely on trademarks and other brand protections to protect names, logos, and other marks associated with our business and products. We hold several trademark registrations and pending trademark applications in the U.S., E.U., and other jurisdictions which include material word marks and logos of AOL, Bending Spoons, Brightcove, Eventbrite, Evernote, Harvest, komoot, Meetup, Remini, Splice, StreamYard, Vimeo, and WeTransfer. In addition, we have registered domain names for approximately 1,350 websites that we use

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
or hold for use in our business, including domain names for Bending Spoons and the above products. Others may oppose our trademark applications, challenge our use of our marks, claim superior rights, or register confusingly similar marks, domain names or social media handles. If we are unable to protect our marks, we may be required to rebrand our business or one or more products, or limit our use of certain marks, which could reduce brand recognition, increase costs, and confuse customers and users, and adversely affect our growth.
As of December 31, 2025, we owned several patents worldwide, including 219 issued U.S. patents, 7 U.S. patent applications, and 57 issued non-U.S. patents related to the business, as well as 2 issued patents in the E.U., 4 patent applications in the E.U., and 1 abandoned patent in the E.U. Our issued U.S. patents, and any patents that may issue from our pending U.S. patent applications, are scheduled to expire at dates ranging between 2026 and 2039, subject to any patent term adjustments or extensions. Our issued E.U. patents are scheduled to expire at dates ranging between 2034 and 2037, subject to any patent term adjustments or extensions. Obtaining, maintaining, and enforcing patents is expensive and uncertain, and software-based patents may be difficult to protect or enforce. The scope of our patent protection could be influenced by changes in legal precedent and patent office interpretations. Our patents and applications may be challenged, narrowed, invalidated, or circumvented, and competitors may independently develop similar or superior technology. There is no guarantee that any pending patent applications we may file will result in issued patents with the desired scope of protection, particularly in jurisdictions of strategic importance, or that any patents we obtain will provide meaningful protection or a competitive advantage. In addition, in certain jurisdictions, there may be limitations on the remedies available for patent infringement, including limitations on damages, which could reduce the value of our patent rights.
We depend on copyright protection, registered design rights in the E.U., and database rights for elements of our business, products, and related content, including software code, datasets, user interfaces, audiovisual works, designs, icons, written materials, and other creative assets. The scope, validity, ownership, and enforceability of such rights may be uncertain. Protection may be limited by statutory exceptions, compulsory licensing regimes, limitations on protectability (including originality or functionality requirements), or evolving legal standards. In addition, in certain jurisdictions, registration may be required to obtain or enforce certain rights or remedies, and available remedies for infringement may be limited. Third parties may copy, reproduce, distribute, or create derivative works based on such elements without authorization.
We also rely on confidentiality and invention assignment agreements with our team members, service providers, customers, and other third parties to protect trade secrets and proprietary know-how, but these agreements may be breached or difficult to enforce, and trade secret laws do not prevent independent development by third parties. In addition, we may not have sufficient remedies in the event that any such agreements are breached.
Because our strategy includes acquiring businesses and assets, we face additional intellectual property risks in connection with acquisitions and integrations. Acquired businesses or assets may include legacy code, third-party dependencies, open-source components, content libraries, trademarks, or other intellectual property rights that are subject to unclear ownership, incomplete documentation, restrictions on use, or infringement claims, including due to historical development practices or missing assignments. These issues may impair our ability to operate, improve, monetize, or integrate acquired businesses or assets, or may require us to rebrand or redesign products or technologies and incur significant costs.
Moreover, the legal framework governing intellectual property rights in AI technologies is evolving and uncertain, including with respect to the use of protected materials to train AI models, ownership and protectability of AI-generated outputs, and the scope and enforceability of AI-related patents. These uncertainties may limit our ability to protect certain AI-enabled features or products, increase the risk of disputes, or require us to change our development practices. In addition, our use of AI tools in our product development and engineering processes may make it more difficult to assert ownership rights over certain aspects of our technology or outputs. Further, given the long history of development of AI technologies, other parties may have, or in the future may obtain, patents or other proprietary rights that could prevent, limit, or interfere with our ability to develop, use, or commercialize certain AI technologies or features.
Policing unauthorized use of our intellectual property rights can be difficult, costly, and time-consuming, and may not always be effective. We may be required to spend significant resources to monitor and enforce our intellectual property rights, and we may not have sufficient resources to effectively do so. While we may

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
pursue enforcement actions, such as takedown requests or litigation, these efforts may not succeed and may divert leadership attention and resources. In addition, alleged infringers may bring counterclaims challenging the validity, enforceability, or scope of our intellectual property rights. If any such counterclaims are successful, we could lose valuable intellectual property rights. Moreover, intellectual property protection may be unavailable, limited, or difficult to enforce in certain jurisdictions, and we may be unable to effectively enforce our intellectual property and contractual rights in key jurisdictions. Further, from time to time, we may consider the sale or licensing of portions of our intellectual property portfolio, and any such efforts could be complex, may not be successful, and could increase the risk of disputes or claims.
If we are unable to maintain, protect, and enforce our intellectual property rights, our business, results of operations, financial condition, and prospects could be materially and adversely affected.
We are, and may in the future become, party to intellectual property-related disputes
Companies in the technology industry are subject to frequent litigation based on allegations of infringement, misappropriation, or other violations of intellectual property rights. We are, and may in the future become, subject to claims that we infringe, misappropriate, or otherwise violate the intellectual property or proprietary rights of third parties, including with respect to patents, trademarks, copyrights, trade secrets, and other rights. Such claims may arise in connection with the development, operation, marketing, or distribution of our products and technologies, including in connection with acquisitions and integrations and our use of third-party software, content, and services. Moreover, they may involve claims from “non-practicing entities” that own patents and other intellectual property rights that often attempt to assert claims in order to extract value from technology companies, and given that these patent holding companies or other adverse intellectual property rights holders typically have no relevant product revenue, any issued or pending patents and other intellectual property rights of our own may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against us. Even if we believe such claims are without merit, they may be time-consuming and costly to defend, divert leadership attention, and harm our reputation.
If any such claim is successful, we could be required to pay substantial damages or settlements, enter into royalty or licensing arrangements, or cease using certain technologies, content, or branding. We may be required to redesign products or features, remove or modify functionality, discontinue certain offerings, or rebrand one or more products. Any required licenses may not be available on commercially reasonable terms, or at all, and we may be unable to develop or obtain alternatives in a timely manner. In addition, intellectual property disputes may result in injunctions or other restrictions that limit our ability to operate, commercialize, or expand our products and technologies.
Some agreements with customers may include contractual obligations to indemnify them against claims that our products infringe the intellectual property rights of third parties. The results of any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may force us to cease the offering or use of products or technologies, make substantial payments for costs or damages, obtain a license to sell or use the relevant technology (which may not be available on reasonable terms), or redesign those products or technologies to avoid infringement. We may be required to make substantial payments or undertake any of the foregoing actions as a result of any obligation to indemnify our customers for such claims.
Any of the foregoing could materially and adversely affect our business, results of operations, financial condition, prospects, and reputation.
We are, and may in the future become, subject to litigation, regulatory inquiries, and other claims
We are, and may in the future become, subject to claims, lawsuits, investigations, subpoenas, regulatory inquiries, enforcement actions, arbitration proceedings, and other disputes arising in or outside the ordinary course of our business, including in connection with our products, acquisitions, commercial relationships, labor matters, intellectual property, privacy and data protection, consumer protection, advertising, monetization strategies, cybersecurity incidents, and other regulatory compliance obligations.
Acquisitions of publicly traded companies may expose us and target companies to shareholder litigation, appraisal demands, regulatory scrutiny, and other claims challenging the transactions, the adequacy of disclosures, the process followed by the targets’ board of directors, or the consideration paid, which could

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
delay or prevent completion of a transaction, increase costs, or result in other adverse outcomes. Even after an acquisition is announced or completed, third parties may challenge the transaction or bring through litigation or regulatory proceedings. As a public company, we may also be subject to shareholder derivative lawsuits, securities class actions, and other claims related to our disclosures, governance, or securities offerings.
Regardless of the merits or ultimate outcome, such matters can be costly, time consuming, and disruptive, could divert leadership attention and resources from our business, and lead to attempts by others to pursue similar claims. The costs of litigation and related proceedings are difficult to predict and may vary significantly from period to period. An adverse outcome could result in substantial damages, settlement payments, fines, penalties, sanctions, or other remedies. These matters could also result in reputational harm, consent decrees, or orders requiring us to change our business practices, limit certain products, or modify our operations. In addition, because litigation and regulatory proceedings are inherently uncertain, we may from time to time decide to settle disputes, even where we believe we have meritorious defenses, which could involve significant costs or other obligations.
Any of the foregoing could materially and adversely affect our business, results of operations, financial condition, prospects, and reputation.
We are subject to evolving trends relating to sustainability and corporate responsibility
The focus from lawmakers, regulators, investors, team members, customers, users, and other stakeholders concerning sustainability and corporate responsibility, specifically related to environmental, social, and governance matters is evolving in the E.U., the U.K., the U.S., and the rest of the world. Investors may use these non-financial performance factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies and actions relating to corporate responsibility are inadequate. Further, there is particular focus on concerns relating to AI and its impact on the environment, including the power-intensive nature of the industry, potential impacts to the climate, high consumption of water, and reliance on critical minerals and rare elements. We may experience heightened scrutiny from our stakeholders and potential investors around these issues.
We expect to be subject to various laws, regulations, and other requirements with respect to environmental, social, and governance topics in the future, such as the E.U.’s Corporate Sustainability Reporting Directive. Compliance with such requirements may require us to implement or change policies, provide additional disclosures, or dedicate significant time and resources. Failure to comply with such requirements could subject us to significant liability, including fines and penalties, or result in negative perception of our business.
Additionally, we may choose to change our approach regarding sustainability and corporate responsibility, which may be difficult or costly to implement, and may not have the desired effect. If our competitors’ sustainability or corporate responsibility performance is perceived to be better than ours, potential or current investors may elect to invest with our competitors instead. Our business may face increased scrutiny related to these activities and our related disclosures, including from the investment community. A failure to achieve progress or manage the dynamic public sentiment and legal and policy landscape in these areas on a timely basis or at all, could materially and adversely affect our business, results of operations, financial condition, prospects, and reputation.
Risks relating to financial, accounting, and tax matters
Our existing and any future indebtedness may affect our business and may restrict our operating flexibility
We have incurred indebtedness and expect to incur additional indebtedness in the future, which may increase our vulnerability to adverse economic, financial, and industry conditions and limit our ability to plan for or react to changes in our business or the markets in which we operate.
Servicing our indebtedness requires significant cash, and our ability to make scheduled and other mandatory payments of principal and interest, fund capital expenditures, and pursue acquisitions or other strategic initiatives depends on our ability to generate sufficient cash from operations and, when necessary, access additional sources of liquidity. Our ability to generate cash depends on many factors, including our ability

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
to develop and improve our products, successfully integrate and operate acquired businesses, maintain and grow our customer and user base, and manage operating costs. It is also subject to global and local economic conditions, competitive dynamics, regulatory developments, and other factors beyond our control. As a result, we may not generate sufficient cash flow from operations to meet our debt service obligations or other liquidity needs.
In addition, our debt instruments contain covenants, including covenants related to maintaining certain financial ratios, and other restrictions that may limit our ability to, among other things, incur additional debt, pay dividends, make other distributions, or repurchase or redeem our ordinary shares, make investments, sell assets (including equity interests in certain subsidiaries), incur liens, enter into sale and leaseback transactions, engage in transactions with affiliates, enter into agreements restricting our subsidiaries’ ability to pay dividends, or consolidate, merge, or sell or otherwise dispose of all or substantially all of our assets. These restrictions could limit our operating flexibility and our ability to execute our business strategy. See Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources. For example, dividends from Bending Spoons Operations S.p.A. are permitted only if certain conditions are met, including that the leverage ratio does not exceed 1.75 and that the aggregate amount of such distributions remains within agreed thresholds. Following this offering, we expect the leverage ratio condition to either fall away or be amended in line with terms customary for facilities with a comparable rating. However, our ability to comply with these covenants and restrictions may be affected by events beyond our control. If we breach any of these covenants, we could be in default under our debt instruments. In the event of a default, our lenders could take certain actions, including terminating all applicable commitments to extend further credit thereunder and accelerating the repayment of all outstanding indebtedness. If our debt were to be accelerated, we may not have sufficient cash or liquid assets to repay our debt, and we may be forced to seek additional financing, refinance our indebtedness, or take other actions that could be costly, disruptive, or not available on acceptable terms, or at all.
We may also need to refinance all or a portion of our indebtedness on or before maturity, which may require us to pay a premium. We may be unable to refinance our debt in a timely manner on commercially reasonable terms, or at all. Any inability to refinance our debt, or to do so on terms we consider acceptable, could require us to reduce expenditures, delay or forgo acquisitions or other initiatives, dispose of assets, or take other actions that could harm our business.
Our existing debt, any future indebtedness, and any of the foregoing could materially and adversely affect our business, results of operations, financial condition, and prospects.
We are subject to interest rate risk resulting from general economic conditions and policies of government and regulatory agencies
Our interest expense is exposed to changes in benchmark interest rates, which may be highly sensitive to factors beyond our control, including general economic conditions and the monetary policies of government and regulatory agencies, including the European Central Bank and the U.S. Federal Reserve.
If interest rates increase, our debt service obligations on the unhedged portion of our floating-rate debt would increase even if the principal amount outstanding remains the same, which could reduce our net income, cash flows, and liquidity. Higher financing costs could also limit our operating flexibility, reduce the funds available to invest in our business, and increase the cost of refinancing existing debt or obtaining additional financing on acceptable terms. Because our strategy includes acquiring businesses and assets, increased interest rates and tighter financing conditions could make acquisitions more expensive, reduce the availability of debt financing, or adversely affect the returns we expect to achieve from acquisitions and other investments.
To manage these risks, we have utilized, and may in the future utilize, financial derivatives or interest rate hedging transactions. However, such measures may not fully, if at all, mitigate the impact of interest rate fluctuations and may introduce additional costs or counterparty risks. Furthermore, market conditions or regulatory restrictions in certain jurisdictions may limit our ability to effectively hedge our interest rate exposures, thereby increasing the potential impact of interest rate volatility on our financial performance.
Any of the foregoing could materially and adversely affect our business, results of operations, financial condition, and prospects.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Key business metrics and other estimates are subject to inherent challenges in measurement and to change as our business evolves
Our business decisions are heavily reliant on accurately tracking and, in some cases, predicting various metrics. These key metrics are calculated using internal company data and have not been validated by an independent third-party. While these numbers are based on what we currently believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in such measurements. If we fail to maintain an effective analytics platform, our key metrics calculations may be inaccurate, and we may not be able to identify those inaccuracies. For example, the monitoring and forecasting of the engagement and purchasing behavior of customers or users exposed to different experiences impacts our decisions regarding customer or user acquisition, product offering, and monetization. However, bugs or other errors may affect the accuracy of such metrics, and the forecasting models are not guaranteed to provide dependable projections. Furthermore, even minor prediction errors can lead to significant differences in business outcomes. Despite our efforts, we may fail to maintain effective processes and systems, and our key metrics may be inaccurate and we may fail to identify such inaccuracies in a timely manner, or at all, which could materially and adversely affect our business, results of operations, financial condition, and prospects.
We may have exposure to greater than anticipated tax liabilities
We are subject to complex tax laws in the many jurisdictions in which we operate, which are often subject to uncertain interpretation. Our interpretation and application of these laws and regulations as well as compliance with specific tax filing requirements, payment obligations and transfer pricing regulations require significant judgment and the use of assumptions and estimates. Our effective tax rate and tax filings reflect our interpretation of such tax laws. As a result, we are exposed to the risk that tax authorities in any of these jurisdictions could disagree with our interpretations of the applicable tax laws or our tax calculation methodologies, including the classification of our revenues, the pricing of our intercompany transactions, or the determinations of the jurisdictions to which profits are attributed. In case of challenges, we could face long tax proceedings, which may result in additional taxes, interest, and penalties.
Furthermore, our effective tax rate (which depends on the location of earnings among the different jurisdictions in which we operate) could materially increase as a result of changes in generally accepted accounting principles, tax law, tax treaties, or the interpretation thereof. For example, the base erosion and profit shifting (“BEPS”) initiative undertaken by the Organization for Economic Co-operation and Development (“OECD”), which contemplates changes to numerous international tax principles, as well as national tax incentives, may have adverse consequences on our tax liabilities, including the country-by-country reporting, permanent establishment rules, transfer pricing rules, tax treaties and taxation of the digital economy. The OECD BEPS initiative, which continues to evolve, focuses on two pillars. Pillar One focused on the profit allocation of large multinational enterprises (with revenue in excess of €20 billion and profitability of at least 10%) among taxing jurisdictions based on a market-based concept rather than the historical “permanent establishment” concept. Pillar Two Global Anti-Base Erosion (“GloBE”) is focused on developing a global minimum tax rate of at least 15% applicable to in-scope multinational enterprises (with revenue in excess of €750 million). As of 2026, GloBE rules have been enacted in certain jurisdictions in which we operate, including the E.U. pursuant to the Council Directive (EU) 2022/2523, as implemented in Italy by the Legislative Decree No. 209/2023, effective from fiscal years beginning from December 31, 2023. However, Pillar Two remains subject to ongoing international political discussions and amendments. The OECD recently finalized a “side-by-side” approach, under which certain multinational enterprises may be exempt from certain Pillar Two rules.
Additionally, we have substantial operations in the U.S. subject to U.S. income tax, and U.S. tax laws have changed significantly in recent years, including as a result of the enactment of the Tax Cuts and Jobs Act, the Coronavirus Aid, Relief and Economic Security Act, the Inflation Reduction Act, and most recently, the One Big Beautiful Bill Act. Moreover, changes to withholding tax rules, or how they apply to us, may impact our ability to repatriate profits from our operating subsidiaries in various jurisdictions. Our tax liability may also increase significantly if we are required to pay additional taxes (including “minimum” taxes, value added tax (“VAT”), other indirect taxes, and employment taxes) in any jurisdiction as a result of a growth of our business.
Italy has historically implemented a number of domestic provisions, including those implementing E.U. anti-abuse directives and the OECD BEPS initiative. Italian tax authorities are increasingly scrutinizing multinational groups based on these provisions, including by enforcing exchange of information instruments

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
in force with foreign tax authorities. The combination of the above factors may lead to an increased likelihood of tax audits with respect to, among other things, tax residence, permanent establishment, transfer pricing, controlled foreign company legislation, taxation of dividends and capital gains derived upon interests held in companies located in low-tax jurisdictions, withholding tax application on cross-border payments, and anti-hybrid mismatches. In any such case, depending on the specific circumstances, tax audits or tax litigations with the Italian tax authorities could result in long tax proceedings and potentially in significant tax liabilities, fines, or penalties.
In addition, we may be exposed to tax risks in connection with our acquisitions, including risks relating to any restructuring measures that we may implement. We may also inherit tax liabilities in connection with an acquisition, either because we consider such tax liabilities to be commercially acceptable relative to the acquisition opportunity or because such tax liabilities were not identified as part of the due diligence process. Although we may seek to mitigate acquisition-related tax risks through contractual protections, including indemnity provisions, such protections may be inadequate or insufficient and we may not be able to recover our losses from a selling party.
Any changes in tax laws or regulations, or in their interpretation by the relevant authorities, the outcome of any tax audits, or changes to our taxation as a result of any expansion or modification of our network, operations, or corporate structure, could materially and adversely affect our business, results of operations, financial condition, and prospects.
Currency exchange rate fluctuations may materially and adversely affect our results of operations and profitability
We report our consolidated financial results in both euros and U.S. dollars. As our revenues are in many cases collected in the currency of the country of the customer or user, significant fluctuations in exchange rates can result in substantial variations in the euro or U.S. dollar value of these revenues. This introduces volatility into our financial results and may lead to increased fluctuations in our reported financial performance. Furthermore, our operating expenses, which are incurred in various currencies, will never be perfectly matched with our revenues in those currencies. This misalignment leads to exchange rate risk, where a depreciation of the revenue currency relative to the expense currency could negatively impact our profitability. We also have outstanding debt obligations denominated in euros and U.S. dollars.
To manage these risks, we have in the past utilized, and may in the future utilize, financial derivatives or currency hedging transactions. However, such measures may not fully, if at all, mitigate the impact of exchange rate fluctuations and may introduce additional costs or counterparty risks. Furthermore, market conditions or regulatory restrictions in certain jurisdictions may limit our ability to effectively hedge our currency exposures, thereby increasing the potential impact of exchange rate volatility on our financial performance.
As we continue to expand our operations, our exposure to the effects of fluctuations in currency exchange rates may increase, and our business, results of operations, financial condition, and prospects could be materially and adversely affected.
Our historical financial information may not be comparable across periods
Our scope of consolidation has changed significantly over the periods presented, including as a result of acquisitions. Therefore, our historical financial information is not directly comparable across the three financial years and the three months ended March 31, 2025 and 2026. The results of acquired businesses are included in our financial statements only from their respective acquisition dates, and the effects of subsequent transformation and optimization initiatives are reflected in periods following the acquisitions. These effects may vary significantly depending on the size, timing, and nature of each acquisition.
Our Unaudited Pro Forma Condensed Combined Financial Information does not reflect our actual results of operations or financial condition and is not representative of our future results
The Unaudited Pro Forma Condensed Combined Financial Information included in this prospectus was prepared to comply with Article 11 of Regulation S-X. The Unaudited Pro Forma Condensed Combined Financial Information is derived from our consolidated financial statements and the historical financial statements of AOL Holdco II LLC, Eventbrite, Inc., and Vimeo, Inc., as well as assumptions that require

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
significant judgment. The Unaudited Pro Forma Condensed Combined Financial Information has significant limitations. For example, not all acquired businesses are included in a pro-forma manner, and financial data for Vimeo, Inc. is included only for a portion of the period presented. The Unaudited Pro Forma Condensed Combined Financial Information is presented solely for compliance purposes, is not intended to provide a simulation of our results, differs materially from our actual results, and should not be relied upon as indicative of our future results of operations or financial condition.
We have incurred in the past, and may in the future incur, impairment charges related to our intangible assets
We acquire other companies and intangible assets, which results in recording goodwill and other intangible assets in our consolidated financial statements. We assess goodwill and other intangible assets for impairment at least once a year. In the past, we have recorded, and may again in the future be required to record, significant impairment charges in our consolidated financial statements during the period in which any impairment of our goodwill or other intangible assets is determined, which would materially and adversely affect our results of operations.
We have identified material weaknesses in our internal control over financial reporting, and we may not be able to remediate these material weaknesses or otherwise maintain effective internal control over financial reporting
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Effective internal control over financial reporting is necessary to provide reliable financial reporting in a timely manner and in compliance with the financial reporting requirements applicable to an SEC registrant. Prior to this offering, we operated as a private company and, accordingly, were not required to design or maintain internal control over financial reporting commensurate with the requirements applicable to public companies.
We have identified material weaknesses in our internal control over financial reporting in accordance with the requirements of Internal Control — Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). These material weaknesses primarily arise due to an absence of clearly defined structures, authorities, and accountability, as well as limited experience with SEC reporting and a lack of sufficient Sarbanes-Oxley Act of 2002 (“SOX”) and GAAP expertise. In addition, as a private company, we had not formally designed and implemented a comprehensive set of control activities, including appropriate segregation of duties and information technology general controls. Our acquisition-driven strategy and the ongoing integration of newly acquired businesses increases the complexity of our accounting and reporting processes and has required prompt alignment of accounting, reporting, and information technology practices, which has contributed to these material weaknesses. As a result, we have not yet fully implemented components of the COSO framework, resulting in material weaknesses either individually or in the aggregate, in the control environment, risk assessment, control activities, information and communication, and monitoring. For example, with respect to control activities, in addition to lack of segregation of duties and ineffective information technology general controls, we have material weaknesses relating to inadequate design and implementation and ultimate operating effectiveness of our manual and automated control activities, including management review controls and controls over journal entries across all financial statements and disclosures, as well as lack of controls on business integration of acquired businesses. These material weaknesses could result in a misstatement of one or more account balances or disclosures and could lead to a material misstatement in our annual or interim consolidated financial statements that would not be prevented or detected on a timely basis. If we are unable to maintain effective internal control over financial reporting, we may be unable to accurately report our financial results, meet our reporting obligations in a timely manner, or prevent fraud, and we could be subject to regulatory scrutiny, investigations, enforcement actions, restatements, reputational harm, litigation, and a loss of investor confidence, any of which could materially and adversely affect our business, results of operations, financial condition, and prospects.
We have begun implementing measures designed to improve our internal control over financial reporting and remediate these material weaknesses. Our remediation efforts include, among other things, enhancing our governance structure, strengthening our accounting and finance organization to support appropriate segregation of duties and increased public-company reporting requirements, implementing information

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
technology general controls, establishing controls to identify, assess, and respond to risks of material misstatement, enhancing controls over non-routine, unusual, or complex transactions, and designing and implementing controls and procedures to support the timely and effective integration of newly acquired or newly consolidated businesses.
While we are in the process of implementing these remediation measures, our efforts may not be sufficient to remediate these material weaknesses in a timely manner, or at all, and may not help to avoid potential future material weaknesses. In particular, our growth strategy and anticipated future acquisitions pose additional challenges and complexities on how we design and operate internal control over financial reporting as we integrate newly acquired businesses. Therefore, the existing material weaknesses identified may remain unremediated in the future while additional and future material weaknesses may arise.
In addition, neither we nor an independent registered public accounting firm have performed an evaluation of our internal control over financial reporting in accordance with SOX. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with SOX, additional material weaknesses may have been identified.
If we are not able to remediate these material weaknesses, or if we identify additional material weaknesses in the future, or otherwise fail to develop and maintain an effective system of internal control over financial reporting, we may not be able to produce timely and accurate financial statements, which may subject us to material and adverse regulatory consequences, as well as negatively affect investor confidence in us and, as a result, materially and adversely affect the price of our securities and our ability to access capital markets.
Our customers may fail to pay the amounts owed to us, or to pay such amounts in a timely manner
We could encounter significant delays or defaults in payments owed to us by our largest customers, and we may need to extend our payment terms or restructure the receivables owed to us, which could have an adverse effect on our financial condition, including impacting the timing of revenue recognition. Any deterioration in the financial condition of our largest customers will increase the risk of uncollectible receivables.
Any of the foregoing could materially and adversely affect our business, results of operations, financial condition, and prospects.
Risks relating to this offering and ownership of our ordinary shares
The price of our ordinary shares may be volatile, and investors may lose all or part of their investment
The market price of our ordinary shares may be volatile and could fluctuate significantly in response to many factors, including those described elsewhere in this prospectus as well as the following:
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Actual or anticipated fluctuations in our revenue, operating results, cash flows, and financial condition

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Changes in the performance of, or customer or user engagement with, a limited number of our products

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Changes in platform rules, ranking, or distribution practices of mobile application stores, search engines, AI agents, or other third-party platforms on which we rely

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Changes in expectations or recommendations by securities research analysts, or the absence of analyst coverage

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Changes in general market, industry, or macroeconomic conditions, including interest rates, inflation, recession concerns, or volatility in the equity markets

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Announcements regarding acquisitions, integrations, strategic transactions, or changes to our acquisition strategy

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Announcements by us or our competitors regarding product launches, feature changes, pricing or subscription model changes, or monetization strategies

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Actual or perceived changes in laws or regulations applicable to our business

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Actual or threatened litigation, regulatory inquiries, or enforcement actions

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The trading volume and liquidity of our ordinary shares, including as a result of a limited public float

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
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Any adverse publicity about us, our brands, our products, or our industry

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Sales of our ordinary shares by existing shareholders, or the perception that such sales may occur, including following the expiration of lock-up or other transfer restrictions

These and other factors could cause the market price and trading volume of our ordinary shares to change suddenly and substantially, and investors may not be able to sell their ordinary shares at or above the initial public offering price, or at all. In addition, the stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices of equity securities of many companies, including companies in the technology industry, and these fluctuations may be unrelated to the operating performance of those companies. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we become involved in such litigation, regardless of the merit or ultimate results of such litigation, it could result in substantial costs and divert leadership attention and resources.
Any of the foregoing could materially and adversely affect our business, results of operations, financial condition, and prospects.
Investors will experience immediate and substantial dilution in the net tangible book value of the ordinary shares they purchase in this offering, and any future issuances of ordinary shares or other equity-based securities may result in additional dilution
The initial public offering price of our ordinary shares is substantially higher than the net tangible book value per ordinary share immediately after this offering. Therefore, if investors purchase our ordinary shares in this offering, they will suffer immediate dilution of $      per ordinary share (or $      per ordinary share if the underwriters exercise in full their option to purchase additional ordinary shares from us and the Selling Shareholders in full) in net tangible book value after giving effect to the sale of ordinary shares in this offering at an assumed initial public offering price of $       per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus. If outstanding options to purchase our ordinary shares are exercised or we issue additional ordinary shares in the future, investors will experience additional dilution. See Dilution.
In addition, we have in the past issued, and may in the future issue additional ordinary shares or securities convertible into, or exercisable for, ordinary shares, including in connection with acquisitions, financings, equity incentive plans, or other strategic initiatives. To the extent we issue additional ordinary shares or equity-based securities, investors purchasing ordinary shares in this offering may experience further dilution, and the market price of our ordinary shares could decline. If we raise additional capital through debt or the issuance of equity or equity-based securities, the terms of such loans or securities may include preferences, rights, or privileges that are senior to those of holders of our ordinary shares. Any issuance of additional debt, ordinary shares, or equity-based securities, or the perception that such issuances may occur, could adversely affect the market price of our ordinary shares, and holders of our ordinary shares may not agree with our financing plans or the terms of such financings.
Our dual-class share structure may adversely affect the value and trading market of our ordinary shares
Our share capital has a dual-class structure. Holders of Class A shares are entitled to five votes per share, and holders of ordinary shares are entitled to one vote per share. See Description of share capital and bylaws for additional information about our dual-class share structure.
We cannot predict whether our dual-class structure will result in a lower or more volatile market price for our ordinary shares or in adverse publicity or other adverse consequences. For example, certain index providers have restricted, and may in the future restrict, the inclusion of companies with multiple-class share structures in certain indexes. As a result, our dual-class structure may make us ineligible for inclusion in some indexes, and mutual funds, exchange-traded funds, and other investment vehicles that seek to track such indexes may be unable to invest in our ordinary shares. Any exclusion from indexes, or similar investment limitations, could reduce demand for our ordinary shares. Any of the foregoing could materially and adversely affect the market price and trading market for our ordinary shares.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
      will have considerable influence over important corporate matters due to their ownership of Class A shares collectively exercise a significant majority of the voting power with respect to our outstanding shares because of their ownership of all our Class A shares. Upon completion of this offering,       will hold, in the aggregate, approximately    % of the total voting power (or    % if the underwriters exercise in full their option to purchase additional ordinary shares from us and the Selling Shareholders).
As a result, the holders of our Class A shares will be able to control, or significantly influence, the outcome of matters submitted to our shareholders for approval, including the election and removal of directors and the approval of significant corporate transactions, including a merger, consolidation, or sale of all or substantially all of our assets. This concentrated voting control could delay, deter, or prevent a change of control transaction that other shareholders may view as beneficial, including transactions that could otherwise result in a premium to holders of our ordinary shares. Conversely, this concentrated voting control could enable the holders of our Class A shares to cause us to enter into a transaction that other shareholders do not support.
The holders of our Class A shares will be able to control or significantly influence our corporate governance and strategic direction. The interests of the holders of our Class A shares may not always be aligned with the interests of holders of our ordinary shares, including with respect to decisions relating to our business strategy, capital allocation, or potential acquisition opportunities.
Allen & Company LLC, one of the underwriters in this offering, has an interest in this offering beyond customary underwriting discounts and commissions due to its ownership interests, and the ownership interests of its associated persons, in our ordinary shares.
Allen & Company LLC, one of the underwriters in this offering, and its associated persons, may be deemed to have a "conflict of interest" under Rule 5121 of FINRA, which could expose us to certain risks in connection with this offering.
Rule 5121 requires that no sale be made to discretionary accounts by underwriters having a conflict of interest without the prior written approval of the account holder, and that a "qualified independent underwriter," as defined in Rule 5121, participate in the preparation of the registration statement and the prospectus for the offering and exercise the usual standard of due diligence with respect thereto, in addition to pricing the offering. J.P. Morgan Securities LLC is serving as the qualified independent underwriter in this offering.
Although J.P. Morgan Securities LLC has, in its capacity as qualified independent underwriter, participated in due diligence and reviewed and participated in the preparation of the registration statement of which this prospectus forms a part, and, although Allen & Company LLC will not confirm sales of the shares to any account over which it exercises discretionary authority without the prior written approval of the account holder, we cannot assure you that these measures will adequately address any potential conflicts of interest. See Underwriting (conflicts of interest).
We do not intend to pay dividends in the foreseeable future
We have never declared or paid any cash dividends on our share capital. We currently intend to retain all available funds and any future earnings for use in the operation and growth of our business and do not anticipate paying any dividends in the foreseeable future.
Any determination to pay dividends in the future will be at the discretion of our board of directors and will be approved by a shareholder meeting, subject to our Bylaws and applicable law, and will depend on a number of factors, including our results of operations, cash flow, financial condition, capital requirements, contractual restrictions (including under any current or future indebtedness), and the amount of distributions, if any, received by us from our subsidiaries. As a result, investors in our ordinary shares may not receive any return on their investment unless they sell their ordinary shares for a price greater than that which they paid.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
The rights of our shareholders may differ from the rights typically offered to shareholders of U.S. companies
We are incorporated as a joint stock company (società per azioni) under Italian law. The rights of holders of our ordinary shares are governed by Italian law, including the Italian Civil Code and other applicable Italian laws and regulations, as well as our Bylaws. These rights may differ in certain respects from the rights of shareholders of companies incorporated in the U.S.
As a result, our shareholders may have different rights and protections than shareholders of U.S. companies, including with respect to matters such as shareholder actions, derivative proceedings, fiduciary duties, disclosure obligations, and other corporate governance matters.
Claims of U.S. civil liabilities may not be enforceable against us
We are incorporated under Italian law. Our executive officers and a significant portion of our board of directors reside outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon such persons or to enforce judgments obtained in courts in the U.S. against them or us, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws.
We will be a foreign private issuer and, as a result, we will be subject to reporting obligations that are less extensive and less frequent than those of a U.S. domestic public company
Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•
The sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act

•
The sections of the Exchange Act establishing liability for insiders who profit from trades made in a short period of time

•
The rules under the Exchange Act requiring the filing with the SEC of current reports on Form 8-K upon the occurrence of specified significant events

•
The rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information

In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year, and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which prohibits selective disclosures of material information.
As a result, investors may not have access to the same level of information as they would if we were a domestic public company, and they may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.
As a foreign private issuer, we are permitted to and we intend to rely on exemptions from certain of the Nasdaq corporate governance requirements
As a foreign private issuer, we are permitted to follow home country corporate governance practices rather than certain Nasdaq corporate governance requirements, provided that we disclose the requirements we do not follow and describe the home country practices we follow instead. We intend to rely on these foreign private issuer exemptions with respect to each of the following Nasdaq rules:
•
The quorum requirements applicable to the meetings of shareholders

•
The requirement that independent directors regularly meet in executive sessions where only independent directors are present

•
The requirement that we establish a compensation committee and a nomination committee comprised solely of independent directors

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
•
The shareholder approval requirements for the issuance of securities in connection with certain events

We may in the future elect to rely on exemptions with respect to additional matters.
As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses
The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2027. In the future, we would lose our foreign private issuer status if (i) more than 50% of our outstanding voting securities are owned by U.S. residents and (ii) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status.
If we lose our foreign private issuer status, we would be required to file with the SEC periodic reports and registration statements on domestic issuer forms, which are more detailed and extensive than the forms applicable to a foreign private issuer. We would also be required to comply with federal proxy requirements, and our officers, directors, and more than 10% shareholders would become subject to the short-swing profit recovery provisions of Section 16 of the Exchange Act. In addition, we would no longer be eligible to rely on certain exemptions from Nasdaq corporate governance requirements.
As a listed public company in the U.S. that is not a foreign private issuer, we would incur significant additional legal, accounting, and other expenses.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively
Our leadership will have broad discretion in the application of the net proceeds from this offering and may use the proceeds in ways that do not improve our results of operations or enhance the value of our ordinary shares. We intend to use the net proceeds from this offering for general corporate purposes and to invest in new acquisitions. However, we do not have binding agreements for any material acquisition at this time. Our use of these proceeds may differ substantially from our current plans. We may not be able to apply these funds effectively, which could result in financial losses that could adversely affect our business and cause the price of our ordinary shares to decline. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.
If we do not apply the net proceeds effectively, our business, results of operations, financial condition, prospects, and the market price of our ordinary shares could be materially and adversely affected.
U.S. Holders of our ordinary shares may suffer adverse U.S. tax consequences if we are treated as a passive foreign investment company
We would be a passive foreign investment company (“PFIC”), for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (“Code”), or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income generally are categorized as passive assets, and the value of goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income. Passive income generally includes, among other things, rents, dividends, interest, royalties, and other investment income and gains, with exceptions. In addition, for purposes of these tests, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock.
Based on the current and anticipated composition of our income, assets (including their expected value) and operations, we do not expect to be treated as a PFIC for the current taxable year. However, whether we are treated as a PFIC is a factual determination that is made on an annual basis after the close of each

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
taxable year. This determination will depend on, among other things, the ownership and the composition of our income and assets, as well as the value of our assets from time to time. The value of our assets for purposes of the PFIC determination will generally be determined by reference to the market price of our ordinary shares, which could fluctuate significantly. Moreover, the application of the PFIC rules is unclear in certain respects. In addition, the U.S. Internal Revenue Service or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.
Adverse U.S. federal income tax consequences could apply to a U.S. Holder if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ordinary shares. For additional information, see Taxation — Material U.S. federal income tax considerations — Passive foreign investment company considerations.
Bending Spoons S.p.A. is primarily a holding company and may depend on its subsidiaries for cash to fund its operations
Bending Spoons S.p.A. is primarily a holding company that also provides services to its subsidiaries, for which it is remunerated, and has no material operations of its own. In addition, it has historically benefited from equity injections that have further strengthened its balance sheet. Accordingly, dividend distributions from its subsidiaries have not been necessary to fund its operations to date. However, going forward, its principal source of cash flow may be distributions and other payments from its subsidiaries. As a result, our ability to fund and conduct the operations of Bending Spoons S.p.A., service its debt, and make distributions to its shareholders, if any, may depend on the ability of each of its subsidiaries to generate cash and make upstream distributions to other subsidiaries or Bending Spoons S.p.A.
The ability of each of our subsidiaries to make distributions or other payments to other subsidiaries or Bending Spoons S.p.A. may be restricted or limited by a variety of factors, including applicable corporate and other laws and regulations, contractual restrictions (including restrictions in any existing or future debt instruments), tax considerations, and other limitations, as well as their results of operations, cash flows, working capital needs, and capital expenditure requirements. For example, see Our existing and any future indebtedness may affect our business and may restrict our operating flexibility. In addition, our ability to repatriate funds may be affected by currency liquidity restrictions, monetary or exchange controls, or other legal or regulatory constraints.
Each of our subsidiaries is a separate legal entity and, although it is directly or indirectly wholly owned and controlled by Bending Spoons S.p.A., it has no obligation to make funds available to other subsidiaries or Bending Spoons S.p.A., whether in the form of loans, dividends, or otherwise. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to other subsidiaries or Bending Spoons S.p.A. is limited in any way, our ability to fund and conduct our business, service our debt, and pay any dividends could be materially and adversely affected.
Financial analysts may not publish research or reports about our business, or may issue unfavorable commentary or downgrade our ordinary shares
The trading market for our ordinary shares will be influenced by the research, reports, and commentary that financial analysts publish about us and our business. Analysts’ estimates and recommendations are based on their own assumptions and methodologies, which may differ from our expectations, and we do not have control over the content or timing of their publications.
Given our business model, including our acquisition strategy and the fact that our results may be affected by factors that are difficult to forecast or compare across periods or companies, analysts may have difficulty evaluating our business, which could contribute to differences in expectations, increased volatility, or a lack of consistent coverage. If our financial results or other operating metrics fall short of analysts’ estimates or investor expectations, or if one or more analysts downgrade our ordinary shares, issue unfavorable commentary, reduce or withdraw coverage, or fail to initiate coverage, we could lose visibility in the financial markets, and the market price and trading volume of our ordinary shares could decline.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
There has been no prior public market for our ordinary shares, and an active trading market may not develop or be sustained
Prior to this offering, there has been no public trading market for our ordinary shares. An active trading market may not develop following the completion of this offering and the listing of the shares or, if developed, may not be sustained. If an active trading market does not develop or is not sustained, holders of our ordinary shares may have difficulty selling their shares at a time or price that they deem appropriate, or at all. An inactive market may also impair the value of our ordinary shares, our ability to raise capital, and our ability to pursue additional acquisitions by using our shares as consideration.
The initial public offering price will be determined through negotiations between us and the underwriters and may not be indicative of the market price of our ordinary shares after this offering. The market price of our ordinary shares may decline below the initial public offering price.
As a result of being a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting
Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of SOX, which will require leadership to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting as of the end of the fiscal year that coincides with the filing of our second annual report with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our leadership in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC.
Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. In addition, changes in accounting principles or interpretations could also challenge our internal controls and require that we establish new business processes, systems and controls to accommodate such changes. Additionally, if these new systems, controls or standards and the associated process changes do not give rise to the benefits that we expect or do not operate as intended, it could materially and adversely affect our financial reporting systems and processes, our ability to produce timely and accurate financial reports, or the effectiveness of internal control over financial reporting. Moreover, our business may be harmed if we experience problems with any new systems and controls that result in delays in their implementation or increased costs to correct any post-implementation issues that may arise.
There may be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective and identify material weaknesses, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
The growth and expansion of our business places a continuous, significant strain on our operational and financial resources. Our internal controls and procedures may not be adequate to support the further growth of our operations. As we continue to grow, we may not be able to successfully implement requisite improvements to these systems, controls, and processes in a timely or efficient manner, whether as a result of the growth of our business or otherwise and may result in our inability to accurately forecast our revenue and expenses, or to prevent certain losses. In addition, our systems and processes may not prevent or detect all errors, omissions, or fraud. Moreover, the failure of our systems and processes could undermine our ability to provide accurate, timely and reliable reports on our financial condition and results of operations and could impact the effectiveness of our internal control over financial reporting.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Market and industry data
Within this prospectus, we reference estimates regarding our industry, which we believe to be reasonable. We have obtained these estimates through internal analysis and based on data from third-party sources, including PitchBook Data, Inc. ("PitchBook"), a Morningstar company, which is a third-party provider of private and public capital market data as well as other publicly available data.
We have not commissioned any of the third-party data. Our estimates have not been reviewed by PitchBook analysts and may be inconsistent with PitchBook’s methodology. Additionally, such estimates are subject to uncertainty and risk due to a variety of factors, including those described under Note regarding forward-looking statements, Risk factors, and elsewhere in this prospectus.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $          million, assuming an initial public offering price per ordinary share of $          , which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and expenses of the offering that are payable by us (or approximately $          million if the underwriters exercise their option to purchase additional ordinary shares from us in full).
We will not receive any proceeds from the sale of ordinary shares by the Selling Shareholders.
Each $1.00 increase (decrease) in the assumed initial public offering price per ordinary share would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and commissions and expenses, by $          , assuming the number of           ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same. Each increase (decrease) of ordinary shares in the number of ordinary shares offered by us would increase (decrease) our net proceeds, after deducting the estimated underwriting discounts and commissions and expenses, by approximately $         million, assuming no change in the assumed initial public offering price per ordinary share. Expenses of this offering will be paid by us.
The principal purposes of this offering are to create a public market for our ordinary shares, facilitate access to the public equity markets, increase our visibility in the marketplace, as well as to obtain additional capital. We intend to use the net proceeds of this offering for general corporate purposes and to invest in new acquisitions. However, we do not have binding agreements for any material acquisition at this time.
The expected use of the net proceeds from this offering reflects our current intentions based on our present plans and business conditions, which may change as those plans and conditions evolve. We cannot predict with certainty all of the specific uses for the net proceeds of this offering or the amounts that we will ultimately allocate to each use described above. As a result, we will have broad discretion in how the net proceeds are applied, and investors will be relying on our judgment in determining the use of those proceeds.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Dividend policy
We have not declared or paid any cash dividends on our share capital in 2023, 2024, or 2025. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business. We will reevaluate our dividend policy on a regular basis following the offering and may determine to pay dividends in the future.
Any determination to pay dividends in the future will be at the discretion of our board of directors and must be approved by a shareholder meeting, subject to our Bylaws and applicable law, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant. Any profits or share premium we declare as dividends will not be available to be reinvested in our operations. See Description of share capital and bylaws — Bylaws — Dividends.
Moreover, we are primarily a holding company that does not conduct material operations of its own. As a result, we are dependent upon cash dividends, distributions, and other transfers from our subsidiaries to make dividend payments. The ability of certain of our subsidiaries to pay dividends is currently restricted by the terms of our debt agreements and other instruments and may be further restricted by any future indebtedness we or they incur. See Management’s discussion and analysis of financial condition and results of operations — Liquidity and capital resources.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Capitalization
The table below sets forth our cash and cash equivalents and capitalization as of , 2026:
•
On an actual basis

•
On an as-adjusted basis to reflect the issuance and sale of          ordinary shares by us in this offering at the assumed initial public offering price of $        per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions, as well as estimated offering expenses payable by us

Investors should read this table in conjunction with our audited financial statements included in this prospectus as well as Use of proceeds and Management’s discussion and analysis of financial condition and results of operations. There have been no significant adjustments to our capitalization since            , 2026.
As of , 2026
	Actual	As adjusted(1)
$ thousands
Cash and cash equivalents
Total debt, including current portion
Shareholders’ equity:
Common stock authorized shares with no par value; shares issued at
Additional paid-in capital
Accumulated other comprehensive income / (loss)
Retained earnings
Treasury stock at cost shares
Total shareholders’ equity
Total capitalization

(1)
A $1.00 increase or decrease in the assumed initial public offering price of $      per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the as-adjusted amount of each of cash and cash equivalents, share premium, total shareholders’ equity, and total capitalization by approximately $      million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 ordinary shares in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of cash and cash equivalents, share premium, total shareholders’ equity, and total capitalization by approximately $      million, assuming no change in the assumed initial public offering price of $      per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions.

The number of our ordinary shares and Class A shares to be outstanding after this offering is based on        ordinary shares and            Class A shares outstanding as of , 2026 and excludes:
•
         ordinary shares issuable upon exercise of stock options outstanding as of , 2026 under our Stock Option Plans (as described under Management — Equity compensation), with a weighted average exercise price of $         per share

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
•
         ordinary shares reserved for future issuance under the 2026 Equity Compensation Plan, which will become effective in connection with the completion of this offering (as well as any shares that become issuable pursuant to the 2026 Equity Compensation Plan) as described in Management — Equity compensation

•
        ordinary shares issuable upon exercise of warrants as described below under Management — Warrants outstanding as of , 2026, with an exercise price of $      per share

•
         ordinary shares issued upon exercise of other warrants outstanding as of , 2026, with an exercise price of $      per share, which were exercised on          , 2026

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Dilution
If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per ordinary share and the as-adjusted net tangible book value per ordinary share immediately following the consummation of this offering.
At            , 2026, we had a net tangible book value of $            million, corresponding to a net tangible book value of $         per ordinary share. Net tangible book value per ordinary share represents the amount of our total assets less our total liabilities, excluding goodwill and intangible assets, net, divided by the total number of our ordinary shares outstanding.
After giving effect to the sale by us of          ordinary shares in this offering at the assumed initial public offering price of $         per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as-adjusted net tangible book value at        , 2026 would have been approximately $         million, representing $         per ordinary share. This represents an immediate increase in net tangible book value of $         per ordinary share to existing shareholders and an immediate dilution in net tangible book value of $         per ordinary share to new investors purchasing ordinary shares in this offering at the assumed initial public offering price. Dilution in net tangible book value per ordinary share to new investors is determined by subtracting as-adjusted net tangible book value per ordinary share after this offering from the assumed initial public offering price per ordinary share paid by new investors.
The following table illustrates this dilution to new investors purchasing ordinary shares in the offering.
Assumed initial public offering price		$
Net tangible book value per ordinary share as of , 2026	$
Increase in net tangible book value per ordinary share attributable to this offering
As-adjusted net tangible book value per ordinary share after this offering
Dilution in net tangible book value per ordinary share to new investors in this offering		$
If the underwriters exercise their option to purchase additional ordinary shares from us in full, our as-adjusted net tangible book value after this offering would be $       per ordinary share, representing an immediate increase in as-adjusted net tangible book value of $       per ordinary share to existing shareholders and immediate dilution of $       per ordinary share in as-adjusted net tangible book value per ordinary share to new investors purchasing ordinary shares in this offering, based on an assumed initial public offering price of $       per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus.
Each $1.00 increase (decrease) in the assumed initial public offering price of $       per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the as-adjusted net tangible book value after this offering by $       per ordinary share and the dilution to new investors in the offering by $       per ordinary share assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same.
The following table summarizes, on an as-adjusted basis, as of       , 2026, the total number of ordinary shares purchased from us, the total consideration paid to us, and the average price per ordinary share paid by the existing shareholders and by new investors purchasing ordinary shares in this offering.
	Ordinary shares purchased		Total consideration		Average price per ordinary share
	Number	Percent	Amount	Percent
Existing shareholders
New investors
Total

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
The total number of shares reflected in the discussion and tables above is based on         ordinary shares outstanding as of       , 2026 on an as-adjusted basis and does not reflect the ordinary shares purchased by new investors from the Selling Shareholders.
Sales by the Selling Shareholders in this offering will reduce the number of ordinary shares held by existing shareholders to         , or approximately         %, of the total number of ordinary shares outstanding after this offering.
If the underwriters exercise their option to purchase additional ordinary shares from us in full, the following will occur:
•
The percentage of our ordinary shares held by existing shareholders will decrease to approximately         % of the total number of our ordinary shares outstanding after this offering.

•
The percentage of our ordinary shares held by new investors will increase to approximately         % of the total number of our ordinary shares outstanding after this offering.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Management’s discussion and analysis of financial condition and results of operations
Investors should read the following discussion and analysis of our operating results and financial condition together with our consolidated financial statements and related notes included elsewhere in this prospectus. This section contains forward-looking statements based on our strategy, plans, expectations, and beliefs, which involve significant risks and uncertainties. Actual performance may differ materially from that contemplated by these forward-looking statements due to, among other things, the risks described under “Note regarding forward-looking statements,” “Risk factors,” and elsewhere in this prospectus.
Overview
Bending Spoons is built on the conviction that operational excellence enables efficient growth through acquisitions. We acquire digital businesses, implement deep transformations and ongoing optimizations to sustainably expand earnings, and reinvest in additional acquisitions, thereby continuing the compounding cycle. We have executed this Playbook for more than a decade and, to date, have not sold a material business. Our performance is driven by our Platform — comprising our people, proprietary technologies, and proprietary data — and reflects our intense focus on achieving exceptional talent density, cultural strength, and technical capabilities.
Below, we describe our three-step Playbook in greater detail:
•
Step 1 — Acquire. We acquire a business whose core products are digital. We prioritize businesses that we believe we can improve significantly, that have large revenue bases, and whose trajectories we can forecast with reasonable confidence several years into the future, a process that involves factoring in the risk of disruption from advances in AI. Our evaluation is analytical and rigorous, and we are disciplined on price.

•
Step 2 — Transform and optimize. We strive to envision the most successful version of the acquired business, and work to close the gap between its current state and that vision as quickly and completely as possible. The transformation is typically deep and entails reorganizing teams, overhauling technology, redesigning user interfaces, accelerating product development, and strengthening marketing and monetization. AI is often both a central component of our vision for the acquired business and a key tool in implementing the transformation. Through these efforts, we seek to increase revenue and reduce costs to drive a sustainable expansion in earnings. We then optimize the business as part of our broader portfolio on an ongoing basis.

•
Step 3 — Reinvest. We reinvest our earnings, along with contributions from newly acquired and improved businesses and prudent levels of incremental debt, to fund additional acquisitions, thereby continuing the compounding cycle. We may also opportunistically raise incremental equity to accelerate growth.

Our people, proprietary technologies, and proprietary data constitute the Platform that supports our acquisitions, transformations, and ongoing optimizations. We have been building this Platform since our founding in 2013 and consider it our primary source of competitive advantage.
•
People. We have a talent-dense team of Spooners(19) who embrace a culture emphasizing truth-seeking and extreme ownership — traits we consider critical drivers of business performance. In 2025, we received around 800,000 job applications to become a Spooner and, consistent with our focus on talent density, hired 286 individuals, representing less than 0.04% of applications received. We allocate Spooners flexibly across our portfolio, deploying resources to areas of opportunity and reducing them where appropriate. For example, we may assemble a task force to transform a newly acquired business, expand an engineering team to accelerate a product initiative, or scale back an organization by redeploying Spooners once a period of intensive change has concluded.

•
Proprietary technologies. We have engineered, and continue to refine, numerous technologies that enable us to do more and better work with fewer resources. Examples include a data infrastructure, a

(19)
We define “Spooners” as team members who have successfully completed the rigorous and selective application process to join our core team. Spooners are allocated flexibly across the organization and may be transferred between businesses on short notice. They are held to particularly demanding performance standards.

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user lifetime value predictor and a product experimentation toolkit. Our technologies are purpose-built for our needs and are integrated with one another, making their deployment across acquired businesses easier and allowing them to deliver superior impact, more rapidly. As a result, most of our businesses adopt nearly all of our proprietary technologies. We began embedding AI within our proprietary technologies in 2019 and continue to expand its use. As we harness AI’s advances, we expect our proprietary technologies to become more effective in supporting the execution of our Playbook.
•
Proprietary data. Across more than 50 acquisitions and subsequent operations, we have accumulated extensive data. Sources include our product experimentation toolkit (3,000 experiments run in 2025) and our data infrastructure (3.8 billion data points processed per day on average in Q1 2026). This data supports faster and more informed decision-making in both acquisitions and operations. As AI advances and our ability to leverage complex data at scale improves, the value of our data may increase.

Since our founding, we have endeavored to be at the cutting edge of relevant technology. AI is no exception. For years, we have been leveraging it to enhance products, optimize marketing and monetization, and improve productivity. Many of our proprietary technologies incorporate AI. Our team of Spooners includes hundreds of talented and motivated software engineers, data scientists, and AI research engineers. We estimate that the share of pull requests(20) authored or coauthored by AI increased from less than 10% in Q1 2025 to more than 90% by the end of Q1 2026, with around 70% authored by AI alone. Revenue per full-time equivalent Spooner (21) was $1.12 million in 2023, $1.64 million in 2024, and $2.57 million in 2025, with AI being one of the factors behind this trend.
In our view, AI is the most transformative technology of our time, and companies that adapt effectively may realize enormous benefits. Supported by our Platform, Bending Spoons has an opportunity to be among these companies. We believe that, through progress in AI, we will expand our advantage in product development, marketing, and monetization capabilities. We also believe our productivity advantage will widen and the scalability of our acquisition and transformation model will improve. Finally, as many companies lack diversification and may not be well equipped to leverage AI, certain owners’ willingness to sell could increase, contributing to lower valuation levels and more attractive acquisition targets.
The Platform-powered execution of our Playbook has delivered financial performance we regard as strong. The following graphs present revenue, operating income, Adjusted Operating Income,(22) diluted earnings per share, and Adjusted Earnings per Share(23) for the periods shown. The per-share figures reflect the stock split that was approved on April 23, 2026.

(20)
A “pull request” is a formal proposal to add, modify, or remove code in a shared software repository. It allows other contributors to review, discuss, and approve the proposed changes before they are merged into the repository.

(21)
“Revenue per full-time equivalent Spooner” for a given quarter is defined as the revenue for that quarter divided by the number of full-time equivalent Spooners at the end of the quarter. “Revenue per full-time equivalent Spooner” for a given twelve-month period is defined as the revenue for that period divided by the average number of full-time equivalent Spooners at the end of each quarter within that period.

(22)
As defined in Non-GAAP financial measures — Adjusted Operating Income and Adjusted Operating Income Margin below.

(23)
As defined in Non-GAAP financial measures — Adjusted Earnings per Share below.

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We are still early in our journey. We see a significant opportunity to continue compounding capital at attractive rates of return within an addressable market that we estimate includes more than 1,000 businesses generating nearly $400 billion in aggregate annual revenue in 2025.
How we generate revenue
We generate revenue from the following sources:
•
Subscriptions. We sell term-based access to our products to individuals and organizations. These contracts are typically auto-renewing, with term durations ranging from one week to a few years. Subscriptions represented 95% of our revenue in Q4 2025 and were the primary source of revenue for all of our businesses during the period. Subscriptions accounted for 95% of our revenue in 2023, 92% in 2024, and 93% in 2025.

•
Advertising. We sell advertising space in some of our products, both directly to advertisers and through intermediaries such as media agencies and programmatic networks. In Q4 2025, revenue from advertising accounted for 4% of our total revenue. Advertising accounted for 5% of our revenue in 2023, 8% in 2024, and 5% in 2025.

•
Other. Other revenue sources include fees for overages and software integration services at Brightcove, commissions earned by Harvest in connection with invoice payment facilitation for its customers, and one-time purchases within komoot. Revenue from these sources accounted for less than 1% of our total revenue in 2023 and 2024, and 2% in 2025.

The breakdown of revenue by source tends to be relatively stable at the level of individual businesses. Therefore, changes at the portfolio level are primarily driven by new acquisitions.
In Q4 2025, the businesses contributing the most revenue were, in alphabetical order, Brightcove, Evernote, Harvest, Issuu, Meetup, Remini, Splice, StreamYard, Vimeo, and WeTransfer. In aggregate, these businesses accounted for more than 70% of our revenue for the period.
We envision our portfolio expanding as we continue to execute our acquisition-driven strategy. Consequently, businesses that currently contribute significantly to our overall revenue may become less central over time, particularly as our acquisition targets tend to become progressively larger. The following chart illustrates how the relative contribution of businesses generating revenue in Q4 2024 declined by Q4 2025 as we completed new acquisitions, despite the revenue from those earlier businesses growing in absolute terms in the meantime.
In Q4 2025, no customer contributed more than 1% to our overall revenue. During the same period, 53% of our revenue was generated in North America, 28% in Europe, 8% in Asia, 5% in Central and South America, and 7% in the rest of the world.

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Net revenue retention(24) was 93% in 2023, 91% in 2024, 95% in 2025, and 94% in Q1 2026. Net revenue retention differs by business: Averaged across Q1 2023 through Q1 2026, it was 95% for AOL, 99% for Evernote, 87% for Remini, and 91% for StreamYard. A business’s net revenue retention can fluctuate significantly over time, often as a result of monetization initiatives.
In Q4 2025, 49% of our subscription revenue was generated from customers with a tenure of at least five years, including 31% from customers with a tenure of at least ten years. Revenue-weighted average subscriber tenure was 8.6 years.(25)
These retention and tenure levels reflect a combination of factors, the relative importance of which varies by business, including product positioning, customer engagement, and our efforts to improve performance. In our experience, subscribers with longer tenure generally exhibit higher retention rates than newer subscribers, and longer-standing businesses tend to accumulate longer-tenured subscriber bases. We believe these dynamics contribute to our retention performance, particularly given that most of our businesses have operated for more than a decade.
How we acquire customers
We acquire customers through organic channels (including word of mouth and non-paid search), paid advertising (including brand and performance campaigns), and direct sales and other go-to-market initiatives. The relative contribution of these channels varies by business. For example, Remini relies predominantly

(24)
“Net revenue retention” for a given quarter represents the subscription revenue generated in that quarter from customers acquired before the end of the same quarter in the prior calendar year, divided by the subscription revenue generated in the corresponding prior-year quarter. For example, net revenue retention for Q1 2026 is calculated as subscription revenue generated in Q1 2026 from customers acquired before the end of Q1 2025, divided by subscription revenue generated in Q1 2025. The calculation is based on all businesses owned at the end of Q1 2026, and includes their respective estimated customer acquisition and subscription revenue data for pre-acquisition periods. “Net revenue retention” for a given twelve-month period is defined as the average of the quarterly values for that period. For certain products, the date of customer acquisition may coincide with that customer’s first interaction with the product and precede the first transaction associated with that customer. Accordingly, net revenue retention is intended to provide an indication of subscription revenue growth from an existing customer base, excluding the impact of new customer acquisition during the period, rather than a measure of continuous revenue generation from a customer cohort.

(25)
A customer’s “tenure” represents the time from the date that customer was acquired to the end of the period presented. For certain products, the date of customer acquisition may coincide with that customer’s first interaction with the product and precede the first transaction associated with that customer. Accordingly, tenure does not necessarily represent the length of time a customer has maintained an uninterrupted subscription. As a customer may purchase across multiple products, with each product associating transactions to a separate customer identifier, or may transact within the same product through multiple customer identifiers, and as we do not have a reliable method of de-duplication, our calculation of tenure may in some cases underestimate the duration of our relationship with that customer. “Revenue-weighted average subscriber tenure” represents the average tenure of customers who generated subscription revenue during the period presented, weighted based on the amount of subscription revenue generated by each such customer during that period. These measures are intended to provide an indication of the length of customer relationships across our portfolio rather than a precise measure of continuous revenue generation.

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on word of mouth, whereas Brightcove’s customer acquisition is driven primarily by sales efforts. We have invested in optimizing customer acquisition through AI agent recommendations. While this channel has contributed only marginally to date, we expect its importance to increase over time.
Customers acquired through organic channels accounted for 79% of revenue from new customers in 2023, 76% in 2024, and 79% in 2025, with the remainder coming from customers acquired through paid advertising or direct sales and other go-to-market initiatives. In 2025, customers acquired through paid advertising accounted for 16% of such revenue, and customers acquired through direct sales and other go-to-market initiatives accounted for 5%. Advertising expense as a percentage of revenue was 9% in 2023, 9% in 2024, and 6% in 2025.
Our limited reliance on paid advertising reflects a deliberate strategic decision. When evaluating acquisition opportunities, we favor businesses with lower dependence on paid advertising for customer acquisition. Given the volatility of advertising dynamics, we believe this approach supports revenue predictability. At the same time, we use paid advertising when it helps improve business performance.
How we create shareholder value
Since our founding in 2013, acquisitions have been our capital allocation priority, and we have completed more than 50 to date. For acquisitions closed from 2023 through Q1 2026, we generally applied internal-rate-of-return hurdles of 65% on a levered basis and 25% on an unlevered basis.(26)
We believe that our addressable market is vast and that our Platform represents a durable source of competitive advantage. We also believe that progress in AI will further strengthen that advantage and improve the scalability of our acquisition and transformation model. As a result, we expect acquisitions to remain our capital allocation priority for the foreseeable future.
The pace of our acquisition activity has varied over time. We closed one acquisition in 2023, five in 2024, six in 2025, and two in Q1 2026. 2017 was the only year in which we completed more than ten acquisitions, and there have been two years with no acquisitions, the most recent of which was 2020. In that year, we devoted a substantial portion of our team’s efforts to the pro bono development of a contact-tracing application in support of the Italian government’s response to the COVID-19 pandemic. Looking ahead, we believe our acquisition activity will follow a similar pattern: several acquisitions per year on average, with some years being more active than others due to factors such as prevailing valuations, availability of capital, and our operational capacity.

(26)
These thresholds reflect the return criteria applied by our Business Acquisitions team in nearly all acquisitions completed during the period. For each acquisition, the unlevered internal rate of return was calculated based on the estimated free cash flow directly attributable to the acquired business over the five years following the expected closing date, together with a terminal value at the end of that period. Terminal value has been estimated using different standard methodologies over time. The current approach—applied to all major and recent acquisitions—derives terminal value from projected growth for years six through ten and a weighted average cost of capital. A small subset of earlier and smaller acquisitions relied instead on an enterprise value/EBITDA multiple. The levered internal rate of return was calculated on a similar basis, but also included the impact of hypothetical acquisition financing. As we raise debt and equity at the level of Bending Spoons as a whole, allocating financing to a particular acquisition requires making assumptions. In particular, acquisition financing assumed debt equal to the lower of (i) 85% of the purchase price (enterprise value), and (ii) the maximum amount of debt that the acquired business’s projected free cash flow could fully repay within five years of closing. The assumed cost of such debt was in line with the terms available to us at the time of the acquisition.

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For more than a decade, our financial performance has been shaped by the execution of our acquisition-centric Playbook. Revenue was $387 million in 2023, $671 million in 2024, and $1.31 billion in 2025. The following graph presents revenue by annual acquisition cohort for the periods shown and helps see how acquisitions have been instrumental to our growth. The graph also presents the aggregate purchase price (enterprise value) paid for the businesses within each cohort.
As we have scaled our business and developed our Platform, operating efficiency has improved over time. The following graph presents operating income as a percentage of revenue and Adjusted Operating Income Margin(27) for the periods shown.
Acquiring, transforming, and optimizing businesses while making disciplined use of debt and incremental equity has led to the following per-share results: Diluted earnings per share was $0.15 in 2023, $0.07 in 2024 and $(0.00) in 2025, with year-over-year growth being –51% in 2024 and not meaningful in 2025. Adjusted Earnings per Share was $0.09 in 2023, $0.19 in 2024 and $0.30 in 2025, with year-over-year growth of 110% in 2024 and 57% in 2025.
Factors affecting our performance
We expect our growth and profitability to depend primarily on our ability to identify and finance attractive acquisition opportunities, to improve and scale our Platform, and to operate at the forefront of AI. We believe we are well positioned to continue executing effectively across these dimensions.
Identifying attractive acquisition opportunities
We have acquired both consumer and enterprise digital businesses serving a wide range of use cases, and have generated returns we regard as strong across this spectrum of business types. Given our track record and the versatility of our Platform, we believe that a broad range of digital businesses can constitute viable acquisition targets and that, accordingly, our addressable market is vast.

(27)
As defined in Non-GAAP measures — Adjusted Operating Income and Adjusted Operating Income Margin below.

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We have studied our addressable market through a combination of internal analysis and third-party sources, including publicly available information and data from PitchBook.(28) As a result of this initiative, we have identified more than 1,000 digital businesses (both private and public) that we expect could be attractive acquisition targets over the next few years. These businesses generated nearly $400 billion in aggregate estimated annual revenue in 2025.
This assessment of a vast opportunity set is supported by our day-to-day experience. Our acquisition pipeline is at an all-time high both in the number of opportunities and in aggregate revenue. In 2025, we evaluated more than 200 potential targets in depth, and we are currently in contact with many of them.
Financing acquisitions
We finance our acquisitions through net cash from operating activities, incremental debt, and, opportunistically, incremental equity. Thus, the pace at which we acquire new businesses depends on our ability to generate net cash from operating activities, as well as our ability to raise debt — and, to a lesser extent, equity — on acceptable terms.
Historically, we have prioritized deploying net cash from operating activities toward acquisitions, and we expect to continue doing so for the foreseeable future. Net cash from operating activities was $59 million in 2023, $205 million in 2024, and $291 million in 2025, with year-over-year growth of 246% in 2024 and 42% in 2025.
We have consistently used — and intend to continue using — financial leverage, while seeking to maintain indebtedness at levels we consider prudent. We have accessed the term loan A market on several occasions since 2017, while we accessed the term loan B market for the first time in 2025. We have not issued debt in the bond market to date. Our credit facility agreements include a financial covenant based on leverage ratio.(29) The agreements require us to keep this ratio below a maximum of 4.00. We have consistently kept it well under this threshold, with a leverage ratio of 2.24 at the end of 2025.
Since our founding, we have viewed our cost of equity as relatively high and have therefore been selective in issuing equity. We intend to remain disciplined in our use of incremental equity going forward. At the end of 2025, we had raised $548 million of primary equity over our history, 99% of which has been raised since 2023. From 2023 through 2025, dilution resulting from such issuances averaged 6.8% per year. During the same period, dilution from equity compensation averaged 1.3% per year.
Improving and scaling our Platform
Our people, proprietary technologies, and proprietary data constitute the Platform that supports our acquisitions, transformations, and ongoing optimizations. We have been building this Platform since our founding in 2013 and consider it our primary source of competitive advantage. Continuously improving and scaling our Platform helps us drive growth.
The number of applications to become a Spooner increased from approximately 110,000 in 2023 to 360,000 in 2024, and 800,000 in 2025, resulting in 100, 152, and 286 hires, respectively. We believe this reflects a strengthening employer brand and progress in our candidate attraction efforts. In parallel, through the refinement of our recruiting-related proprietary technologies, including predictive models, we believe

(28)
The cited study has not been reviewed by PitchBook analysts and may be inconsistent with PitchBook’s methodology.

(29)
“Leverage ratio” is defined as net debt divided by adjusted EBITDA. “Net debt” is defined as financial debt and lease liabilities, less available cash. “Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation, and amortization, determined on a pro-forma basis to include the results of the acquired businesses for the entire reporting period, and adjusted to exclude transaction-related and reorganization-related costs, among other items. In addition, adjusted EBITDA reflects expected cost savings from reorganizations, subject to a specified cap. Detailed definitions are found in the credit facility agreements filed as exhibits to the registration statement of which this prospectus forms a part.

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our ability to identify high-potential applicants has improved. We intend to continue improving and scaling our candidate attraction and selection capabilities. Furthermore, we expect progress in AI to enhance the scalability of our operations: Revenue per full-time equivalent Spooner was $1.12 million in 2023, $1.64 million in 2024, and $2.57 million in 2025, with AI being one of the factors behind this trend. If scaling our core team were to become a constraint on growth, we may reallocate resources from smaller or more optimized businesses to larger or less optimized ones.
Our proprietary technologies have evolved over time. For example, we began developing Minerva, an AI-based system to estimate user lifetime value, in 2019, and have since enhanced it to support multi-year predictions, leverage data from other products to generate insights for newly acquired businesses, and scale to loads greater by orders of magnitude. We intend to continue developing new proprietary technologies and refining existing ones. As we harness AI’s advances, we expect our proprietary technologies to become more effective in supporting the execution of our Playbook.
Across more than 50 acquisitions and subsequent operations, we have accumulated extensive data. Sources include our product experimentation toolkit (3,000 experiments run in 2025) and our data infrastructure (3.8 billion data points processed per day on average in Q1 2026). We envision our set of proprietary data continuing to expand as we acquire new businesses and extend our operating track record. As AI advances and our ability to leverage complex data at scale improves, the value of our data may increase.
Operating at the forefront of AI
Many of our products and proprietary technologies incorporate AI, and we leverage AI extensively in our operations. We use models from several providers, including Anthropic, Google, and OpenAI, accessing them either via the provider’s application programming interface or, where possible, by hosting them on an IT infrastructure we control. Our architecture is designed to facilitate switching between providers with relative ease. The terms of our agreements vary by provider and have evolved over time, but pricing is generally based on the number of tokens used. In addition, we have developed proprietary, narrow-purpose models that are deployed across several of our products and technologies.
We believe that the best-in-class models will continue to be commercially available in the regions where we operate and, as such, that we will continue to have access to them going forward. Consequently, when it comes to AI, we expect our financial performance to depend primarily on how competent we are at taking advantage of these models in our products, proprietary technologies, and operations. In our view, as with prior technological transitions, some companies will lag in leveraging AI while others will advance rapidly. Given the transformative potential of AI, companies that adapt effectively may realize enormous benefits. Supported by our Platform, Bending Spoons has an opportunity to be among these companies.
The main ways in which we believe we will benefit from progress in AI are as follows:
•
Capabilities advantage. Our ability to enhance the products, marketing, and monetization of acquired businesses following their integration into our Platform may improve as AI advances. This potential is reflected in the AI-based features we have introduced at Remini, Evernote, and StreamYard (among other businesses), and in the AI-driven evolution of our proprietary technologies, including the introduction of an AI-based user lifetime value predictor and the upgrade of our data infrastructure to use AI to automatically tag events.

•
Productivity advantage. AI has also driven meaningful productivity gains for us. For example, while difficult to measure precisely, the speed at which Bending Spoons engineers develop software has increased materially in recent years — rising manifold for certain tasks, such as exploring and updating large legacy codebases with which they are not yet fully familiar. We estimate that the share of pull requests authored or coauthored by AI increased from less than 10% in Q1 2025 to more than 90% by the end of Q1 2026, with around 70% authored by AI alone.

•
Operational scalability. We have occasionally passed on acquisition opportunities due to insufficient Spooner capacity to manage additional transformations. As AI enables us to do more with fewer people, this operational constraint may ease, thereby improving the scalability of our acquisition and transformation model.

•
Willingness to sell among target businesses. We believe that many businesses within our addressable

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market are not diversified and lack the foundations required to fully capitalize on AI, exposing them to a heightened risk of disruption. These factors could increase certain owners’ willingness to sell, and provide opportunities for us to acquire attractive businesses at favorable valuations, potentially accelerating our growth.
While we believe that AI creates an enormous opportunity for us, it also introduces uncertainty. For example, it makes design and software development easier and cheaper, thereby lowering technical barriers to entry, and it enables novel forms of competition, including through general-purpose AI chatbots.
These risks are mitigated by several factors, including our diversification and our long-standing practice of favoring acquisition targets for which the risk of AI-driven disruption is limited once integrated into our Platform. Moreover, most of our businesses, as well as a substantial portion of those within our addressable market, are not particularly reliant on technical barriers to entry or susceptible to replacement by general-purpose AI chatbots.
To date, we believe our portfolio of businesses has benefited from advances in AI.
Components of operating results
Below, we describe the components of our operating results.
Revenue
We generate revenue from subscriptions, advertising, and other sources. See How we generate revenue above for additional information.
Cost of revenue
Cost of revenue consists primarily of amortization of acquired intangible assets, IT infrastructure costs (mainly for AWS and Google Cloud), distribution and payment processing costs (mainly for services provided by Adyen, Apple, Google, PayPal, and Stripe), and personnel costs (mainly related to customer support and product maintenance).
In share transactions, the purchase price is allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair value as of the acquisition date, with identifiable intangible assets recognized separately from goodwill and subsequently amortized over their estimated useful life. In asset transactions, the purchase price is allocated to the identifiable assets acquired and subsequently amortized over their estimated useful life.
We depend on several key vendors, including providers of cloud infrastructure (primarily AWS and Google Cloud), distribution channels (primarily Apple and Google through their app stores), and payment processing services (primarily Adyen, Apple, Google, PayPal, and Stripe). Changes in the contractual terms with these vendors can have a material impact on our profitability. As we scale, we have been able to secure more favorable terms with certain vendors and have invested in technologies and processes designed to reduce switching costs. Nevertheless, these vendors continue to have significant negotiating leverage.
In Q4 2025, 83% of revenue was generated through electronic payments and 17% through wire transfers. Of revenue generated through electronic payments, 51% was processed through providers such as Adyen, PayPal, and Stripe, and 49% through the Apple App Store or Google Play Store. For purchases made through the App Store or Play Store, a fee ranging from 15% to 30% of payment value is retained by Apple or Google, respectively. By contrast, payments processed through providers such as Adyen, PayPal, and Stripe generally involve fees of 5% or less, while wire transfers usually result in costs to us of below 0.1%. We have often found that, due to the convenience of purchasing through the App Store or Play Store, customers using our standalone mobile applications are more likely to complete a transaction when this option is offered as the default. As a result, a significant portion of customer purchases will probably continue to occur through the App Store or Play Store, despite their higher fees.
We expect cost of revenue to increase in absolute U.S. dollar terms as our business grows, including through acquisitions. Cost of revenue may fluctuate as a percentage of revenue from period to period depending on, among other factors, changes in amortization of acquired intangible assets, the timing and outcomes of

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renegotiations of our IT infrastructure contracts, the share of revenue generated through transactions processed via the App Store or Play Store, and shifts in product mix that influence IT infrastructure and customer support characteristics.
Research and development expense
Research and development expense consists primarily of personnel costs. These include the cost to develop our products and proprietary technologies and, following an acquisition, the cost of separation packages for impacted team members and retention bonuses for those we seek to incentivize to remain during the transition period.
We have expensed all research and development costs as incurred.
We expect research and development expense to increase in absolute U.S. dollar terms as our business grows, including through acquisitions. Research and development expense may fluctuate as a percentage of revenue from period to period depending on, among other factors, the level of investment in our products and proprietary technologies, adjustments to team member compensation, and the timing and magnitude of post-acquisition reorganizations.
Sales and marketing expense
Sales and marketing expense consists primarily of advertising costs (mainly related to Google Ads and Meta Ads), personnel costs (including, following an acquisition, the cost of separation packages for impacted team members and retention bonuses for those we seek to incentivize to remain during the transition period), and amortization of capitalized sales commissions and related costs.
We have expensed all advertising costs as incurred.
We capitalize certain sales commissions and related costs, including associated payroll taxes and social security contributions, and subsequently amortize them over their expected period of benefit, which we determine based on the terms of the relevant customer contract or our estimate of customer lifetime.
We expect sales and marketing expense to increase in absolute U.S. dollar terms as our business grows, including through acquisitions. Sales and marketing expense may fluctuate as a percentage of revenue from period to period depending on, among other factors, our level of investment in advertising, adjustments to team member compensation, the timing and magnitude of post-acquisition reorganizations, and the share of our portfolio that targets enterprise customers and therefore requires a significant sales effort.
General and administrative expense
General and administrative expense consists primarily of personnel costs, professional service costs (including the cost of transaction-related audit and advisory), and real estate costs. Personnel costs may, on occasion, include the acceleration of equity instruments held by an acquired company’s management and other team members. Following an acquisition, personnel costs also include the cost of separation packages for impacted team members and retention bonuses for individuals we seek to incentivize to remain during the transition period.
We expect general and administrative expense to increase in absolute U.S. dollar terms as our business grows, including through acquisitions, and as a result of operating as a public company. General and administrative expense may fluctuate as a percentage of revenue from period to period depending on, among other factors, adjustments to team member compensation, the intensity of our acquisition activity, the timing and magnitude of post-acquisition reorganizations, and changes in our use of external advisors and consultants.
Interest expense
Interest expense consists primarily of interest on our outstanding borrowings and amortization of financing fees and related costs.
We capitalize financing fees and related costs that are directly attributable to obtaining borrowings, and subsequently amortize them over the contractual term of the related loan.

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We expect interest expense to increase in absolute U.S. dollar terms as our business grows. Interest expense may fluctuate as a percentage of revenue from period to period depending on, among other factors, changes in our level of indebtedness, the composition of our debt, the extent of our interest rate hedging activities, and prevailing interest rates.
Other expense (income)
Other expense (income) consists primarily of interest income earned on our cash, cash equivalents, and short-term investments, as well as gains and losses arising from currency exchange rate fluctuations.
Other expense (income) may fluctuate from period to period depending on, among other factors, the amount of cash and cash equivalents we hold, the composition of our investment portfolio, prevailing interest rates, the geographic distribution of our operations, customer base, and cash balances, the extent of our currency exchange rate hedging activities, and movements in currency exchange rates.
Income tax expense (benefit)
Income tax expense (benefit) consists primarily of current and deferred income taxes.
Income tax expense (benefit) may fluctuate depending on, among other factors, the geographic mix of our earnings, changes in tax laws and tax rates in the jurisdictions in which we operate, the utilization of tax attributes such as net operating losses and tax credits, and the timing and magnitude of discrete tax items, including changes in valuation allowances.
Operating results
The following table presents our operating results for the periods shown.
	2023	2024	2025	2023 to 2024	2024 to 2025

	$ thousands, except percentages
Revenue	387,067	671,053	1,306,404	73%	95%
Cost of revenue	150,550	242,202	449,134	61%	85%
Gross profit	236,518	428,851	857,270	81%	100%
Research and development expense	51,792	92,557	120,737	79%	30%
Sales and marketing expense	42,636	79,191	131,728	86%	66%
General and administrative expense	57,823	129,752	326,953	124%	152%
Operating income	84,267	127,352	277,851	51%	118%
Interest expense	17,173	32,605	142,601	90%	337%
Other expense (income)	9,585	(10,090)	24,072	n.m.	n.m.
Income before tax	57,509	104,837	111,178	82%	6%
Income tax expense (benefit)	(103,134)	15,840	111,382	n.m.	603%
Net income (loss)	160,643	88,997	(204)	-45%	n.m.
Below, we discuss our operating results on a line-by-line basis, except for gross profit, operating income, income before tax, and net income (loss), which are derived from the other line items.
Revenue
The following table presents revenue and period-to-period growth for the periods shown.
	2023	2024	2025	2023 to 2024	2024 to 2025
	$ thousands, except percentages
Revenue	387,067	671,053	1,306,404	73%	95%

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Revenue grew by $284 million, or 73%, in 2024 compared to 2023, primarily driven by acquisitions. The businesses acquired in 2024 were Issuu, Meetup, Mosaic (which was an asset deal), StreamYard, and WeTransfer. Organic revenue growth (30) was 7% in 2024, with Evernote, Remini, and StreamYard making the largest contributions. The increase in Evernote revenue was driven by higher subscription revenue resulting from an increase in average revenue per subscriber, partly offset by a decrease in the number of subscribers. The increase in Remini revenue was primarily driven by growth in monthly active users, which increased both advertising revenue and the number of subscribers. The increase in StreamYard revenue was due to an increase in subscription revenue driven by growth in both average revenue per subscriber and the number of subscribers. Growth in these businesses was partly offset by a decrease in Splice revenue caused by a decline in the number of subscribers, mitigated by an increase in average revenue per subscriber.
Revenue grew by $635 million, or 95%, in 2025 compared to 2024, primarily driven by acquisitions. The businesses acquired in 2025 were Brightcove, Harvest, komoot, Loomly, MileIQ, and Vimeo. Organic revenue growth was 13% in 2025, with Issuu, Meetup, Remini, StreamYard, and WeTransfer making the largest contributions. The increase in Issuu and StreamYard revenue was driven by higher subscription revenue resulting from an increase in average revenue per subscriber, partly offset by a decrease in the number of subscribers. The increase in Meetup revenue was due to an increase in subscription revenue, driven by an increase in both average revenue per subscriber and the number of subscribers. The increase in Remini revenue was primarily driven by growth in monthly active users, which increased both advertising revenue and the number of subscribers. The increase in WeTransfer revenue was due to an increase in subscription revenue, driven by an increase in both average revenue per subscriber and the number of subscribers, partly offset by a decrease in advertising revenue. Growth in these businesses was partly offset by a decrease in Brightcove revenue caused by a decline in the number of subscribers.
Cost of revenue
The following table presents cost of revenue and period-to-period growth for the periods shown.
	2023	2024	2025	2023 to 2024	2024 to 2025
	$ thousands, except percentages
Cost of revenue	150,550	242,202	449,134	61%	85%
Cost of revenue grew by $92 million, or 61%, in 2024 compared to 2023, and by $207 million, or 85%, in 2025 compared to 2024, primarily driven by:
•
An increase in amortization of acquired intangible assets, reflecting continued acquisition activity

•
An increase in distribution and payment processing expense, reflecting the increase in revenue

•
An increase in IT infrastructure expense, reflecting an increase in cloud infrastructure utilization primarily driven by acquisitions

In 2023, cost of revenue included:
•
$34 million of amortization of acquired intangible assets

•
$2 million of reorganization-related expense

•
$5 million of other items not considered indicative of core or ongoing operating performance

(30)
“Organic revenue growth” for a given period is defined as our revenue in that period divided by the revenue (including estimated pre-acquisition revenue, where applicable) generated by the same businesses in the corresponding period of the prior calendar year, minus 1. If a business contributed to our revenue for only part of the current period, both the numerator and the denominator reflect only the corresponding portion of the respective periods. For example, when calculating organic revenue growth for 2025, a business acquired on November 1, 2025 contributes to the numerator its revenue for the period from November 1 to December 31, 2025, and to the denominator its estimated revenue for the period from November 1 to December 31, 2024.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
In 2024, cost of revenue included:
•
$86 million of amortization of acquired intangible assets

•
$1 million of reorganization-related expense

•
$1 million of other items not considered indicative of core or ongoing operating performance

In 2025, cost of revenue included:
•
$151 million of amortization of acquired intangible assets

•
$3 million of reorganization-related expense

•
$1 million of transaction-related expense

Research and development expense
The following table presents research and development expense and period-to-period growth for the periods shown.
	2023	2024	2025	2023 to 2024	2024 to 2025
	$ thousands, except percentages
Research and development expense	51,792	92,557	120,737	79%	30%
Research and development expense grew by $41 million, or 79%, in 2024 compared to 2023, primarily driven by:
•
Personnel costs associated with the ongoing operations of newly acquired businesses

•
Separation packages offered to team members in connection with the reorganizations of Issuu, Meetup, StreamYard, and WeTransfer

These expenses were partly offset by a reduction in the personnel costs associated with the ongoing operations of Evernote after its reorganization in 2023.
Research and development expense grew by $28 million, or 30%, in 2025 compared to 2024, primarily driven by:
•
Personnel costs associated with the ongoing operations of newly acquired businesses

•
Costs related to the acceleration of equity instruments held by the acquired teams at Brightcove and Vimeo

•
Separation packages offered to team members in connection with the reorganizations of Brightcove, Harvest, komoot, Loomly, MileIQ, and WeTransfer

These expenses were partly offset by a reduction in the personnel costs associated with the ongoing operations of Issuu, Meetup, StreamYard, and WeTransfer after their reorganizations in 2024.
In 2023, research and development expense included $8 million of reorganization-related expense.
In 2024, research and development expense included:
•
$25 million of reorganization-related expense

•
$2 million of transaction-related expense

In 2025, research and development expense included:
•
$23 million of reorganization-related expense

•
$10 million of transaction-related expense

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Sales and marketing expense
The following table presents sales and marketing expense and period-to-period growth for the periods shown.
	2023	2024	2025	2023 to 2024	2024 to 2025
	$ thousands, except percentages
Sales and marketing expense	42,636	79,191	131,728	86%	66%
Sales and marketing expense grew by $37 million, or 86%, in 2024 compared to 2023, primarily driven by:
•
An increase in advertising expense, reflecting an expanded portfolio as a result of continued acquisition activity

•
Personnel costs associated with the ongoing operations of newly acquired businesses

•
Separation packages offered to team members in connection with the reorganizations of Issuu, Meetup, StreamYard, and WeTransfer

These expenses were partly offset by a reduction in the personnel costs associated with the ongoing operations of Evernote after its reorganization in 2023.
Sales and marketing expense grew by $53 million, or 66%, in 2025 compared to 2024, primarily driven by:
•
An increase in advertising expense, reflecting an expanded portfolio as a result of continued acquisition activity

•
Personnel costs associated with the ongoing operations of newly acquired businesses

•
Costs related to the acceleration of equity instruments held by the acquired teams at Brightcove and Vimeo

•
Separation packages offered to team members in connection with the reorganizations of Brightcove, Harvest, komoot, Loomly, MileIQ, and WeTransfer

These expenses were partly offset by a reduction in the personnel costs associated with the ongoing operations of Issuu, Meetup, StreamYard, and WeTransfer after their reorganizations in 2024.
In 2023, sales and marketing expense included $1 million of reorganization-related expense.
In 2024, sales and marketing expense included:
•
$9 million of reorganization-related expense

•
$1 million of transaction-related expense

In 2025, sales and marketing expense included:
•
$9 million of reorganization-related expense

•
$7 million of transaction-related expense

General and administrative expense
The following table presents general and administrative expense and period-to-period growth for the periods shown.
	2023	2024	2025	2023 to 2024	2024 to 2025
	$ thousands, except percentages
General and administrative expense	57,823	129,752	326,953	124%	152%
General and administrative expense grew by $72 million, or 124%, in 2024 compared to 2023, primarily driven by:
•
Personnel costs associated with the ongoing operations of newly acquired businesses

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
•
Advisory and consulting costs related to those acquisitions

•
Separation packages offered to team members in connection with the reorganizations of Issuu, Meetup, StreamYard, and WeTransfer

These expenses were partly offset by a reduction in the personnel costs associated with the ongoing operations of Evernote after its reorganization in 2023.
General and administrative expense grew by $197 million, or 152%, in 2025 compared to 2024, primarily driven by:
•
Personnel costs associated with the ongoing operations of newly acquired businesses

•
Advisory and consulting costs related to those acquisitions

•
Costs related to the acceleration of equity instruments held by the acquired teams at Brightcove and Vimeo, as well as by certain external advisors

•
Separation packages offered to team members in connection with the reorganizations of Brightcove, Harvest, komoot, Loomly, MileIQ, and WeTransfer

These expenses were partly offset by a reduction in the personnel costs associated with the ongoing operations of Issuu, Meetup, StreamYard, and WeTransfer after their reorganizations in 2024.
In 2023, general and administrative expense included:
•
$2 million of reorganization-related expense

•
$1 million of transaction-related expense

In 2024, general and administrative expense included:
•
$28 million of transaction-related expense

•
$16 million of reorganization-related expense

•
$1 million of other items not considered indicative of core or ongoing operating performance

In 2025, general and administrative expense included:
•
$67 million of transaction-related expense

•
$43 million of reorganization-related expense

•
$21 million of other items not considered indicative of core or ongoing operating performance, primarily related to the accelerated vesting of warrants held by certain external advisors

Interest expense
The following table presents interest expense and period-to-period growth for the periods shown.
	2023	2024	2025	2023 to 2024	2024 to 2025
	$ thousands, except percentages
Interest expense	17,173	32,605	142,601	90%	337%
Interest expense grew by $15 million, or 90%, in 2024 compared to 2023, primarily driven by higher borrowings associated with acquisition financing. On July 30, 2024, we entered into an agreement comprising a €710 million term loan facility and a revolving credit facility of up to €50 million. In connection with this transaction, all previously outstanding financial debt was refinanced, except for two term loan facilities with then-outstanding principal amounts of €70 million and €50 million.
Interest expense grew by $110 million, or 337%, in 2025 compared to 2024, primarily driven by higher borrowings associated with acquisition financing. On March 7, 2025, we entered into a term loan facility agreement, as amended on April 4, 2025 and July 29, 2025, for principal amounts of $925 million and €350 million. On October 27, 2025, we entered into facility notices, as amended on November 12, 2025 and November 14, 2025, providing for two additional term loan tranches with aggregate principal amount of €476 million.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Other expense (income)
The following table presents other expense (income) and period-to-period growth for the periods shown.
	2023	2024	2025	2023 to 2024	2024 to 2025
	$ thousands, except percentages
Other expense (income)	9,585	(10,090)	24,072	n.m.	n.m.
Other expense (income) decreased by $20 million in 2024 compared to 2023, primarily driven by favorable changes in currency exchange rates, partly offset by a higher loss from changes in the fair value of financial instruments.
Other expense (income) increased by $34 million in 2025 compared to 2024, primarily driven by unfavorable changes in currency exchange rates, partly offset by a lower loss from changes in the fair value of financial instruments.
Income tax expense (benefit)
The following table presents income tax expense (benefit) and period-to-period growth for the periods shown.
	2023	2024	2025	2023 to 2024	2024 to 2025
	$ thousands, except percentages
Income tax expense (benefit)	(103,134)	15,840	111,382	n.m.	603%
Income tax expense (benefit) decreased by $119 million in 2024 compared to 2023, and increased by $96 million in 2025 compared to 2024, primarily reflecting growth in income before tax, as well as the items described below.
In 2023, income tax expense (benefit) included the following items considered not indicative of core or ongoing operating performance:
•
A $65 million benefit, net effect of aligning the tax basis of certain assets with their carrying values

•
A $22 million benefit from deferred tax assets, net effect of a group transaction

•
A $41 million benefit from the release of a valuation allowance, partly offset by a $25 million expense in connection with a related group transaction

In 2024, income tax expense (benefit) included a $16 million expense due to the increase in a valuation allowance following a change in the tax consolidation perimeter. This item was considered not indicative of core or ongoing operating performance.
In 2025, income tax expense (benefit) included the following items considered not indicative of core or ongoing operating performance:
•
A $166 million expense, net effect of the transfer of certain acquired businesses to Italy

•
A $40 million benefit from the release of a valuation allowance, arising from purchase accounting related to acquisitions

•
A $5 million expense, net effect of a group transaction

Non-GAAP financial measures
To inform our strategy and plans, we regularly monitor certain non-GAAP financial measures. These are presented for supplemental informational purposes only, are not a substitute for GAAP financial information, and may differ from similarly titled measures used by other companies.
Definitions, discussion, and analysis of these measures are provided in their respective sections below. Those sections include reconciliations of each non-GAAP financial measure to the most directly comparable GAAP financial measure, and investors are encouraged to review such reconciliations together with the related GAAP financial measures.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Adjusted Operating Income and Adjusted Operating Income Margin
Adjusted Operating Income for a given period is defined as operating income for that period, adjusted to exclude amortization and impairment of acquired intangible assets, transaction-related expense, reorganization-related expense, and other items that management does not consider indicative of core or ongoing operating performance.
Adjusted Operating Income Margin for a given period is defined as Adjusted Operating Income divided by revenue for that period.
When considered together with comprehensive GAAP financial information, Adjusted Operating Income and Adjusted Operating Income Margin may help evaluate our operating efficiency and improve period-to-period comparability, particularly during periods in which acquisition and transformation activities were especially intensive.
The following table presents a reconciliation of operating income to Adjusted Operating Income for the periods shown.
	2023	2024	2025	2023 to 2024	2024 to 2025
	$ thousands, except percentages
Operating income	84,267	127,352	277,851	51%	118%
Amortization and impairment of acquired intangible assets	33,809	85,947	150,532	154%	75%
Transaction-related expense	848	31,952	85,466	n.m.	167%
Reorganization-related expense	13,514	51,792	78,607	283%	52%
Other items not indicative of core or ongoing operating performance	5,003	2,438	20,790	–51%	753%
Adjusted Operating Income	137,441	299,481	613,247	118%	105%
Operating income as a percentage of revenue	22%	19%	21%	–3 p.p.	2 p.p.
Adjusted Operating Income Margin	36%	45%	47%	9 p.p.	2 p.p.
Operating income grew by $43 million, or 51%, in 2024 compared to 2023, and by $150 million, or 118%, in 2025 compared to 2024, driven by an increase in revenue, partly offset by increases in cost of revenue, research and development expense, sales and marketing expense, and general and administrative expense.
Amortization and impairment of acquired intangible assets increased by $52 million in 2024 and $65 million in 2025, reflecting the recognition of intangible assets as part of new acquisitions.
The intensification of acquisition activity drove the increase in transaction-related expense, which rose by $31 million in 2024 and $54 million in 2025. In 2023, transaction-related expense included $1 million of advisory and consulting costs related to acquisitions. In 2024, it included $18 million of advisory and consulting costs related to acquisitions, $10 million of costs associated with acquisition financing, and $5 million of costs related to the acceleration of equity instruments held by the acquired teams at Issuu and WeTransfer. In 2025, transaction-related expense included $48 million of advisory and consulting costs related to acquisitions, $2 million of costs associated with acquisition financing, and $36 million of costs related to the acceleration of equity instruments held by the acquired teams at Brightcove and Vimeo.
Acquisition activity also drove the increase in reorganization-related expense, which rose by $38 million in 2024 and $27 million in 2025. In 2023, reorganization-related expense was driven by separation packages offered to team members in connection with the reorganization of Evernote. In 2024, it was driven by separation packages offered to team members in connection with the reorganizations of Issuu, Meetup, StreamYard, and WeTransfer. In 2025, it was driven by separation packages offered to team members in connection with the reorganizations of Brightcove, Harvest, komoot, Loomly, MileIQ, and WeTransfer.
In 2023, other items not indicative of core or ongoing operating performance included a $5 million expense in association with an asset acquisition. In 2024, such items included a $1 million expense related to the same acquisition and $2 million related to advisory services, partly offset by proceeds from the sale of a minor business. In 2025, other items not indicative of core or ongoing operating performance included a $21 million expense primarily related to the accelerated vesting of warrants held by certain external advisors.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Adjusted Operating Income grew by $162 million, or 118%, in 2024 and by $314 million, or 105%, in 2025, driven by the factors described above.
Adjusted Net Income and Adjusted Net Income Margin
Adjusted Net Income for a given period is defined as net income (loss) for that period, adjusted to exclude, net of the related income tax effect, amortization and impairment of acquired intangible assets, transaction-related expense, reorganization-related expense, and other items that management does not consider indicative of core or ongoing operating performance.
Adjusted Net Income Margin for a given period is defined as Adjusted Net Income divided by revenue for that period.
When considered together with comprehensive GAAP financial information, Adjusted Net Income and Adjusted Net Income Margin may help evaluate our profitability and improve period-to-period comparability, particularly during periods in which acquisition and transformation activities were especially intensive.
The following table presents a reconciliation of net income (loss) to Adjusted Net Income for the periods shown.
	2023	2024	2025	2023 to 2024	2024 to 2025
	$ thousands, except percentages
Net income (loss)	160,643	88,997	(204)	–45%	n.m.
Amortization and impairment of acquired intangible assets	33,809	85,947	150,532	154%	75%
Transaction-related expense	848	31,952	85,466	n.m.	167%
Reorganization-related expense	13,514	51,792	78,607	283%	52%
Other items not indicative of core or ongoing operating performance	(98,069)	18,872	151,084	n.m.	701%
Income tax effect	(14,889)	(48,196)	(89,892)	224%	87%
Adjusted Net Income	95,856	229,364	375,592	139%	64%
Net income as a percentage of revenue	42%	13%	(0)%	–28 p.p.	–13 p.p.
Adjusted Net Income Margin	25%	34%	29%	9 p.p.	–5 p.p.
Net income decreased by $72 million, or 45%, in 2024 compared to 2023, and by $89 million in 2025 compared to 2024, primarily driven by increases in interest expense and income tax expense (benefit), partly offset by an increase in operating income.
Changes in amortization and impairment of acquired intangible assets, transaction-related expense, and reorganization-related expense are described in Non-GAAP financial measures — Adjusted Operating Income and Adjusted Operating Income Margin above.
In 2023, other items not indicative of core or ongoing operating performance included:
•
A $65 million benefit, net effect of aligning the tax basis of certain assets with their carrying values

•
A $22 million benefit from deferred tax assets, net effect of a group transaction

•
A $41 million benefit from the release of a valuation allowance, partly offset by a $25 million expense in connection with a related group transaction

•
A $5 million expense in association with an asset acquisition

In 2024, other items not indicative of core or ongoing operating performance included:
•
A $16 million expense due to the increase in a valuation allowance following a change in the tax consolidation perimeter

•
A $2 million expense related to advisory services

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
•
A $1 million expense related to the above-mentioned asset acquisition

These expenses were partly offset by proceeds from the sale of a minor business.
In 2025, other items not indicative of core or ongoing operating performance included:
•
A $166 million expense, net effect of the transfer of certain acquired businesses to Italy

•
A $40 million benefit from the release of a valuation allowance, arising from purchase accounting related to acquisitions

•
A $21 million expense primarily related to the accelerated vesting of warrants held by certain external advisors

•
A $5 million expense, net effect of a group transaction

The income tax effects of these adjustments have been calculated using an effective tax rate that reflects the expected tax treatment of the underlying items.
Adjusted Net Income grew by $134 million, or 139%, in 2024 and by $146 million, or 64%, in 2025, driven by the factors described above.
Adjusted Earnings per Share
Adjusted Earnings per Share for a given period is defined as diluted earnings per share for that period, adjusted to exclude, net of the related income tax effect and the portion attributable to non-controlling interests, the per-share impact of amortization and impairment of acquired intangible assets, transaction-related expense, reorganization-related expense, and other items that management does not consider indicative of core or ongoing operating performance.
When considered together with comprehensive GAAP financial information, Adjusted Earnings per Share may help evaluate our profitability and compounding efficiency as well as improve period-to-period comparability, particularly during periods in which acquisition and transformation activities were especially intensive.
The following table presents a reconciliation of diluted earnings per share to Adjusted Earnings per Share for the periods shown.
	2023	2024	2025	2023 to 2024	2024 to 2025
	$, except percentages
Diluted earnings per share	0.15	0.07	(0.00)	–51%	n.m.
Amortization and impairment of acquired intangible assets	0.03	0.07	0.12	123%	68%
Transaction-related expense	0.00	0.03	0.07	n.m.	157%
Reorganization-related expense	0.01	0.04	0.06	236%	46%
Other items not indicative of core or ongoing operating performance	(0.09)	0.02	0.12	n.m.	670%
Income tax effect	(0.01)	(0.04)	(0.07)	184%	79%
Adjusted Earnings per Share	0.09	0.19	0.30	110%	57%
Diluted earnings per share decreased by $0.08, or 51%, in 2024 compared to 2023, and by $0.08 in 2025 compared to 2024, driven by a  decrease in net income and an increase in diluted weighted-average shares outstanding.
The changes in diluted weighted-average shares outstanding were driven by the issuance of primary equity to investors, which contributed 8.2 percentage points of dilution in 2024 and 2.8 percentage points in 2025, and by equity compensation, which contributed 0.9 percentage points of dilution in 2024 and 0.6 percentage points in 2025.
Changes in amortization and impairment of acquired intangible assets, transaction-related expense, and reorganization-related expense are described in Non-GAAP financial measures — Adjusted Operating Income

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
and Adjusted Operating Income Margin above. Changes in other items not indicative of core or ongoing operating performance are described in Non-GAAP financial measures — Adjusted Net Income and Adjusted Net Income Margin above.
The income tax effects of these adjustments have been calculated using an effective tax rate that reflects the expected tax treatment of the underlying items.
Adjusted Earnings per Share grew by $0.10, or 110%, in 2024 and $0.11, or 57%, in 2025, driven by the factors described above.
Donations
Historically, we have allocated a low single-digit percentage of our net income to give-back initiatives, including donations to charitable causes. We expect this practice to continue for the foreseeable future.
While decisions regarding charitable giving could be left to individual shareholders, we believe pursuing give-back initiatives as a company offers certain advantages, particularly at these modest levels. In our experience, doing so is viewed upon with pride by many team members and may enhance our brand.
Seasonality
Some of our businesses experience significant seasonality in their operations. For example, komoot — a route planning and navigation product for hikers and cyclists — typically sees higher usage and revenue during the warm-weather months in Europe (where most of its customers are located). By contrast, WeTransfer, a digital file management and transfer service used mainly by professionals and organizations, tends to exhibit the opposite pattern, as collaborative projects often slow during the summer.
At the level of Bending Spoons as a whole, our operations may exhibit seasonality depending on the composition of our portfolio at a given time. Based on our current portfolio composition, however, we do not expect seasonality to be significant at this level.
Liquidity and capital resources
Our liquidity is in the form of cash and cash equivalents, as well as availability under our revolving credit facility. Cash and cash equivalents mainly consist of readily available cash held in interest-bearing accounts with financial institutions or by third-party payment processors. Cash flows from operating activities are a source of additional liquidity.
We believe our existing cash and cash equivalents and availability under our revolving credit facility, together with cash flows from operating activities, will be sufficient to fund our business for at least the next twelve months and for the foreseeable future, assuming relatively limited acquisition activity. However, our funding requirements may vary materially, particularly as a result of acquisitions.
If our resources are insufficient to fund our business, including future acquisitions, we may seek additional debt or equity financing. Incurring additional debt would increase our debt service obligations and could subject us to covenants that restrict our operating flexibility. Issuing additional equity would result in dilution to existing shareholders. Additional financing may not be available on favorable terms, or at all.
Bending Spoons S.p.A. is primarily a holding company that also provides services to its subsidiaries, for which it is remunerated. In addition, it has historically benefited from equity injections that have further strengthened its balance sheet. Accordingly, dividend distributions from subsidiaries have not been necessary to fund its operations to date. These distributions are subject to restrictions under our credit facilities. In particular, dividends from Bending Spoons Operations S.p.A. are permitted only if certain conditions are met, including that the leverage ratio does not exceed 1.75 and that the aggregate amount of such distributions remains within agreed thresholds. Following this offering, we expect the leverage ratio condition to either fall away or be amended in line with terms customary for facilities with a comparable rating.
Liquidity
At the end of 2025, cash and cash equivalents totaled $630 million and our revolving credit facility provided borrowing capacity of up to €976 million ($1.15 billion at the then-current exchange rate), and was fully undrawn.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Cash flows
The following table presents our cash flows for the periods shown.
	2023	2024	2025	2023 to 2024	2024 to 2025
	$ thousands, except percentages
Net cash from operating activities	59,154	204,895	290,600	246%	42%
Net cash from investing activities	(170,294)	(889,654)	(1,851,874)	422%	108%
Net cash from financing activities	110,664	664,044	1,935,932	500%	192%
Net cash from operating activities
Net cash from operating activities grew by $146 million, or 246%, in 2024 compared to 2023, primarily driven by improved cash generation at Evernote following our transformation of the business, as well as cash flows generated by acquisitions completed during 2024. Net cash from operating activities grew by $86 million, or 42%, in 2025 compared to 2024, primarily driven by improved cash generation at Issuu, Meetup, StreamYard, and WeTransfer following our transformations of these businesses, as well as cash flows generated by acquisitions completed during 2025, partly offset by an increase in interest payments.
Net cash from investing activities
Net cash from investing activities grew by $719 million, or 422%, in 2024 compared to 2023, reflecting the higher capital invested in acquisitions. In 2023, we acquired Evernote, while in 2024, we acquired Issuu, Meetup, Mosaic, StreamYard, and WeTransfer. The same phenomenon explains the $962 million, or 108%, increase in 2025 compared to 2024. In 2025, we acquired Brightcove, Harvest, komoot, Loomly, MileIQ, and Vimeo.
Net cash from financing activities
Net cash from financing activities grew by $553 million, or 500%, in 2024 compared to 2023, primarily driven by the €710 million term loan facility raised on July 30, 2024, partly offset by the refinancing of a portion of our existing borrowings. Net cash from financing activities grew by $1.27 billion, or 192%, in 2025 compared to 2024, primarily driven by the term loan facilities with principal amounts of $925 million and €826 million raised in 2025 to finance new acquisitions. The increase also reflects $272 million of proceeds from paid-in capital increases.
Revolving credit facilities and term loans
At the end of 2025, we had in place a Euro-denominated revolving credit facility providing borrowing capacity up to €976 million ($1.15 billion at the then-current exchange rate). As of that date, the facility was fully undrawn. If drawn, amounts outstanding under the facility would bear interest at a rate equal to one-month, three-month, or six-month Euribor (at our discretion) plus 3.00% to 3.75% (depending on leverage ratio). An annual commitment fee equal to 0.90% to 1.13% (depending on leverage ratio) applies to the undrawn portion. The facility matures on July 31, 2029.
At the end of 2025, we were parties to agreements providing Euro-denominated term loan facilities for an aggregate outstanding principal amount of €1.54 billion ($1.81 billion at the then-current exchange rate), as well as term loan facilities denominated in U.S. dollars for an aggregate outstanding principal amount of $892 million.
At the end of 2025, these term loan facilities had the following main characteristics:
•
2024 Euro TLA. The outstanding principal amount was €1.11 billion ($1.30 billion at the then-current exchange rate). 57% of the facility was hedged against interest rate fluctuations. On the hedged portion, the facility bears interest at a rate ranging from 5.45% to 6.20% (inclusive of the effect and cost of hedging, and depending on leverage ratio). On the unhedged portion, it bears interest at a rate equal to six-month Euribor plus 3.00% to 3.75% (depending on leverage ratio). The facility matures on March 31, 2031.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
•
2025 Euro TLB. The outstanding principal amount was €346 million ($406 million at the then-current exchange rate). 0% of the facility was hedged against interest rate fluctuations. The facility bears interest at a rate equal to one-month, three-month, or six-month Euribor (at our discretion and subject to a 0.00% floor) plus 5.25% and matures on March 7, 2031.

•
Intesa Sanpaolo TLA. Two facilities whose aggregate outstanding principal amount was €91 million ($106 million at the then-current exchange rate). 100% of the facilities were hedged against interest rate fluctuations. The facilities bear interest at a rate equal to 5.60% (inclusive of the effect and cost of hedging) and mature on March 13, 2028 and on March 31, 2029, respectively.

•
2025 U.S. dollar TLB. The outstanding principal amount was $892 million. 68% of the facility was hedged against interest rate fluctuations. On the hedged portion, the facility bears interest at a rate equal to 9.62% (inclusive of the effect and cost of hedging). On the unhedged portion, it bears interest at a rate equal to SOFR (subject to a 1.00% floor) plus 5.88% or ABR plus 4.88%, at our option. The facility matures on March 7, 2031.

Our debt financing agreements generally permit voluntary prepayment, in whole or in part. In some cases, this is subject to the payment of additional fees. The agreements also contain mandatory prepayment provisions, including requirements to apply certain proceeds (such as those arising from asset disposals above agreed thresholds) toward the prepayment of outstanding borrowings.
These financing arrangements include affirmative and negative covenants. The affirmative covenants include obligations relating to compliance with laws, maintenance of authorizations, preservation of assets and insurance, payment of taxes, delivery of financial information, and compliance with applicable financial covenants, including a requirement to maintain a leverage ratio no greater than 4.00, as of the submission date. We have consistently remained well within this threshold, with leverage ratio of 2.24 at the end of 2025. The negative covenants restrict (among other things) asset disposals, distributions, the incurrence of additional indebtedness, the granting of loans, guarantees, and security interests, and certain acquisitions, mergers, and corporate reorganizations, subject to agreed exceptions. We have been in compliance with all applicable financial covenants for all financial periods included in this prospectus, and we are in compliance with all applicable covenants as of the end of 2025.
Each of these financing agreements also contains events of default, including misrepresentations, non-payment, breaches of financial covenants or other obligations, cross-default to other indebtedness, insolvency proceedings, and some change of control or corporate events. Upon the occurrence of an event of default and, where applicable, the expiry of any grace period, lenders may terminate commitments and declare outstanding amounts immediately due and payable. Lenders may also enforce any related guarantees or security.
This summary describes the material provisions of the revolving credit facilities and term loan facilities we have been granted, but may not contain all information that is important to investors. We encourage investors to read the facility agreements, filed as exhibits to the registration statement of which this prospectus forms a part.
Contractual obligations and commitments
The following table presents our cash requirements from significant contractual obligations and commitments as of the end of 2025, shown in total, by payment due date, and by type of obligation or commitment. Where variable commitment fees or interest rates apply, payments have been calculated based on the fees or rates in effect as of that date, assuming they remain fixed throughout the period presented. Where hedging arrangements were in place, payments reflect their impact and cost. Amounts denominated in currencies other than U.S. dollars have been converted at exchange rates as of the same date.
	All due dates	Due within one year	Due in one to three years	Due in three to five years	Due in over five years
	$ thousands
Revolving credit facilities, commitment fee	39,134	11,181	22,362	5,591	—
Term loans, principal	2,705,776	407,169	802,588	556,246	939,772

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
	All due dates	Due within one year	Due in one to three years	Due in three to five years	Due in over five years
	$ thousands
Term loans, interest	920,810	256,351	384,563	244,172	35,723
Operating leases	43,233	11,051	18,158	8,897	5,127
All obligation and commitment types	3,708,953	685,752	1,227,671	814,906	980,622

We did not have during the periods presented, nor do we currently have, any off balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships.
Market risks
Changes in financial market conditions may affect our operating results and financial condition. Our exposures include the following.
Interest rates
We are exposed to interest rate risk on our variable-rate borrowings. We mitigate this exposure through the use of hedging derivatives, which, at the end of 2025, covered 54% of our outstanding borrowings.
For the periods shown, the table below presents the annualized impact on interest expense of a 100-basis-point increase in market interest rates. The calculation is based on period-end financial debt balance and excludes amounts that, as of the same date, were hedged against interest rate fluctuations.
	2023	2024	2025
	$ thousands
Increase in interest expense	589	870	12,545
We expect to continue hedging most of our outstanding borrowings against interest rate fluctuations.
Cash equivalents consist primarily of cash held in interest-bearing accounts with financial institutions. We have not used, and do not expect to use, derivatives to manage interest rate risk associated with these balances.
Currency exchange rates
We generate revenue and incur expenses primarily in U.S. dollars and euros, and we may hold debt denominated in both currencies. To mitigate currency exchange risk, we generally seek to align the currency composition of our indebtedness with that of our revenue and our holdings of cash and cash equivalents. However, this strategy does not fully eliminate our exposure to fluctuations in currency exchange rates.
For the periods shown, the following table presents the estimated impact on revenue of a 10% strengthening in the exchange rates of certain currencies. The analysis assumes that each currency moves in isolation and that all other variables remain constant. The impact of a 10% weakening of a particular currency would be equal in magnitude and opposite in direction.
	2023	2024	2025
Increase in revenue as a consequence of currency strengthening	$ thousands
EUR	2,739	7,144	18,821
GBP	1,828	2,571	5,866
Critical accounting estimates
Our consolidated financial statements are prepared in accordance with GAAP, which requires us to make estimates that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures. Critical accounting estimates are those involving a significant level of uncertainty at the time

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
the estimate was made and for which changes in the estimate have had, or are reasonably likely to have, a material effect on our operating results or financial condition. We base our estimates on assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis.
Fair value of assets acquired in a business combination
The accounting for business combinations requires us to make significant estimates in allocating the purchase price to the identifiable assets acquired and liabilities assumed at their respective fair values as of the acquisition date in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. Significant estimates include the valuation of identifiable intangible assets — primarily customer relationships, trade names, and developed technology — as well as the determination of assumed liabilities and deferred tax assets and liabilities. Goodwill is measured as the excess of the purchase price over the fair value of the identifiable net assets acquired and, as a result, is sensitive to changes in these fair value estimates.
The fair value of identifiable intangible assets is determined using valuation techniques that incorporate income, market, and cost approaches, as appropriate for each asset type. These valuation techniques require us to make assumptions that are inherently uncertain and that are based on information available as of the acquisition date. Changes in these estimates or assumptions could materially affect the amounts assigned to identifiable intangible assets and goodwill and could impact future operating results through changes in amortization expense or the recognition of impairment charges.
The purchase price allocation is provisional at the acquisition date and may be adjusted during the measurement period, which may extend up to one year from the acquisition date, as additional information becomes available regarding facts and circumstances that existed as of the acquisition date.
Useful life of intangible assets
We assess the reasonableness of the useful lives of our finite-lived intangible assets periodically and when events or changes in circumstances occur that may indicate a change in the period over which we expect to benefit from the asset. Our finite-lived intangible assets — primarily customer relationships, trade names, and developed technology — are amortized over their estimated useful lives, and changes in these estimates could materially affect future amortization expense and our operating results.
In addition, we evaluate finite-lived intangible assets for impairment in accordance with ASC 360, Property, Plant, and Equipment, whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. This evaluation requires significant judgment in estimating future undiscounted cash flows and, if necessary, determining the fair value of the asset group. If such estimates or assumptions change, we may be required to record an impairment charge, which could have a material effect on our operating results.
Impairment of goodwill
Goodwill is not amortized and is tested for impairment at least annually, and more frequently if events or changes in circumstances indicate it is more likely than not that its fair value is below its carrying amount.
We may first perform a qualitative assessment. If the assessment concludes it is more likely than not that fair value is below carrying amount, we perform a quantitative test and recognize an impairment charge for any excess of carrying amount over fair value. If this conclusion is not reached, no further testing is required.
Fair value is estimated primarily using a discounted cash flow methodology, which requires significant assumptions, including those related to revenue growth, margin expectations, terminal value, and the weighted-average cost of capital. Changes in these assumptions could materially affect the estimated fair value and the amount of any goodwill impairment.
Equity compensation
We account for equity compensation in accordance with ASC 718, Compensation — Stock Compensation, which requires us to recognize compensation expense for equity assignments to team members based on their fair value at the grant date.

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As a privately held company, we have determined the fair value of our ordinary shares at each grant date based on a combination of the following valuation methodologies (each involving significant complexity and judgment), with input from independent third-party valuation specialists:
•
Arm’s length transactions. Our primary valuation reference has been the price established by recent arm’s length transactions in our ordinary shares. We have considered the circumstances of each of those transactions to assess the extent to which they represented a fair-value exchange.

•
Income approach. Under the income approach, we have estimated our enterprise value by projecting future unlevered free cash flows and discounting them to their present value using a weighted average cost of capital. This method relies on — and is highly sensitive to — assumptions about future acquisitions and the performance of the existing portfolio.

•
Market approach. As a cross-check to the income approach, we have also applied a market approach, which relies on EBITDA multiples derived from comparable publicly traded companies. The multiples were adjusted, as appropriate, to reflect differences between us and the selected peer group — in particular, the absence of a public market for our ordinary shares. One of the challenges we have encountered in applying this method is the limited set of comparables.

Once a public trading market for our ordinary shares has been established in connection with the completion of this offering, it will no longer be necessary for us to estimate the fair value of our ordinary shares, as it will be determined based on the quoted market price of our publicly traded ordinary shares.
We estimate the fair value of stock options at the grant date using the Black-Scholes option pricing model. This model is based on assumptions that involve significant complexity and judgment. These assumptions include the fair value of our ordinary shares, expected share price volatility, expected term, risk-free interest rate, expected dividend yield, and the fair value of our ordinary shares. Changes in these assumptions could result in materially different fair values and, accordingly, amounts of equity compensation expense.
As we have limited historical information on the price of our ordinary shares, we estimate expected volatility primarily using a peer group of publicly traded companies. After our initial public offering, we expect to transition to using the historical volatility of our publicly traded ordinary shares. However, for an initial period following the initial public offering, we expect to continue to use the peer group approach, in whole or in part, until we have sufficient trading history to develop a reliable estimate based on our own stock.
Income taxes
Significant judgment is required in determining our worldwide provision for income taxes, including recognition of deferred taxes, valuation allowances, uncertain tax positions, and allocation of income among the jurisdictions in which we operate. Our income tax provision is based on estimates that may differ from amounts reflected in our tax returns filed in subsequent periods. We record adjustments resulting from return filings, new information, or changes in tax law and interpretations in the period the relevant facts become known, which can materially impact our effective tax rate. We are also subject to examination by Italian, U.S. federal and state, and other tax authorities. Resolving audits and uncertain tax positions may require judgment and could result in additional taxes, interest, and penalties. The ultimate tax outcome of certain transactions and calculations is uncertain in the ordinary course of operating a global business, including the application of tax laws to our intercompany arrangements, identifying items eligible for preferential tax treatment, and allocating income and expenses among jurisdictions. Changes in the geographical mix of our earnings or changes in applicable laws in the jurisdictions in which we operate could materially affect our effective tax rate. Although we believe our estimates are reasonable, actual outcomes may differ from those estimates and could have a material effect on income tax expense and net income in the period such matters are resolved.
We recognize deferred tax assets and liabilities based on temporary differences and carryforwards and record a valuation allowance when it is more likely than not that some portion of our deferred tax assets will not be realized. Determining the valuation allowance requires judgment and depends on our expected generation of taxable income in the jurisdictions where our deferred tax assets reside, including consideration of our historical results, forecasts of future taxable income, the mix of earnings by jurisdiction, carryforward periods, and feasible tax planning strategies. Changes in these assumptions could result in an increase or decrease to our valuation allowance, which we record in earnings in the period of change (or as an adjustment to goodwill for acquisition-related deferred taxes during the measurement period, as applicable).

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Recent accounting pronouncements
Issued and adopted
In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. We adopted this ASU in our annual financial statements for all periods presented.
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes: Improvements to Income Tax Disclosures, which requires disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The amendment is effective for annual periods beginning after December 15, 2024. We adopted this ASU prospectively in our 2025 financial statements.
Issued and not yet adopted
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disaggregated disclosures, in the notes to the financial statements, of certain categories of expenses that are included in expense line items on the face of the income statement. The amendments will be effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. We are currently evaluating this ASU to determine its impact on our financial disclosures.
In September 2025, the FASB issued ASU 2025-06, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. Upon adoption, we will be required to account for internal-use software under the updated capitalization criteria. The standard is effective for our interim and annual 2028 periods, with early adoption permitted. The standard can be applied either prospectively, retrospectively, or under a modified transition approach. We are currently evaluating this ASU to determine its impact on our financial statements.
In November 2025, the FASB issued ASU 2025-09, which improves the application of hedge accounting by expanding the types of hedging relationships that qualify for hedge accounting and by refining certain presentation and disclosure requirements. The standard is intended to better align hedge accounting with an entity’s risk management activities. We are currently evaluating the impact of this guidance on our consolidated financial statements.
Internal controls over financial reporting
Prior to this offering, we operated as a private company and, accordingly, we were not required to design or maintain internal control over financial reporting commensurate with the requirements applicable to public companies. Therefore, we operated with limited accounting personnel to execute our accounting processes and limited resources with which to address our internal control over financial reporting.
After the completion of this offering, our management will be responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Under the supervision and with the participation of our management, including our chief executive officer and co-chief financial officers, we will need to conduct an evaluation of the effectiveness of our internal control over financial reporting on an annual basis based on the Internal Control — Integrated Framework (2013 Framework) issued by COSO.
We have identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses we identified relate to (i) an absence of clearly defined structures, authorities, and accountability within our control environment; (ii) limited experience with SEC reporting and a lack of sufficient SOX and GAAP expertise; (iii) insufficient segregation of duties; (iv) inadequate information technology general controls; and (v) the lack of a comprehensive set of control activities, including with respect to the timely integration of newly acquired businesses into our

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
control environment. As a result, we did not fully implement the components of the COSO framework. These material weaknesses could result in a misstatement of one or more account balances or disclosures that would result in a material misstatement in our annual or interim consolidated financial statements that would not be prevented or detected on a timely basis.
In light of these material weaknesses, we have performed additional analyses and have begun implementing measures designed to improve our internal control over financial reporting and remediate these material weaknesses, including by (i) enhancing our governance structure; (ii) strengthening our accounting and finance organization to support appropriate segregation of duties and public-company reporting requirements; (iii) implementing information technology general controls; (iv) establishing controls to identify, assess, and respond to risks of material misstatement; (v) enhancing controls over non-routine, unusual, or complex transactions; and (vi) designing and implementing controls and procedures to support the timely and effective integration of newly acquired businesses into our internal control framework.
We cannot guarantee that we will be able to remediate these material weaknesses in a timely manner, or at all, or that additional material weaknesses will not be identified in the future. For additional information regarding risks related to these material weaknesses, see Risk Factors — We have identified material weaknesses in our internal control over financial reporting, and we may not be able to remediate these material weaknesses or otherwise maintain effective internal control over financial reporting.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Business
Investors should read the following description of our business together with our consolidated financial statements and related notes included elsewhere in this prospectus. This section contains forward-looking statements based on our strategy, plans, expectations, and beliefs, which involve significant risks and uncertainties. Actual performance may differ materially from that contemplated by these forward-looking statements due to, among other things, the risks described under “Note regarding forward-looking statements,” “Risk factors,” and elsewhere in this prospectus.
Overview
Bending Spoons is built on the conviction that operational excellence enables efficient growth through acquisitions. We acquire digital businesses, implement deep transformations and ongoing optimizations to sustainably expand earnings, and reinvest in additional acquisitions, thereby continuing the compounding cycle. We have executed this Playbook for more than a decade and, to date, have not sold a material business. Our performance is driven by our Platform — comprising our people, proprietary technologies, and proprietary data — and reflects our intense focus on achieving exceptional talent density, cultural strength, and technical capabilities.
Below, we describe our three-step Playbook in greater detail:
•
Step 1 — Acquire. We acquire a business whose core products are digital. We prioritize businesses that we believe we can improve significantly, that have large revenue bases, and whose trajectories we can forecast with reasonable confidence several years into the future, a process that involves factoring in the risk of disruption from advances in AI. Our evaluation is analytical and rigorous, and we are disciplined on price.

•
Step 2 — Transform and optimize. We strive to envision the most successful version of the acquired business, and work to close the gap between its current state and that vision as quickly and completely as possible. The transformation is typically deep and entails reorganizing teams, overhauling technology, redesigning user interfaces, accelerating product development, and strengthening marketing and monetization. AI is often both a central component of our vision for the acquired business and a key tool in implementing the transformation. Through these efforts, we seek to increase revenue and reduce costs to drive a sustainable expansion in earnings. We then optimize the business as part of our broader portfolio on an ongoing basis.

•
Step 3 — Reinvest. We reinvest our earnings, along with contributions from newly acquired and improved businesses and prudent levels of incremental debt, to fund additional acquisitions, thereby continuing the compounding cycle. We may also opportunistically raise incremental equity to accelerate growth.

Our people, proprietary technologies, and proprietary data constitute the Platform that supports our acquisitions, transformations, and ongoing optimizations. We have been building this Platform since our founding in 2013 and consider it our primary source of competitive advantage.
•
People. We have a talent-dense team of Spooners(31) who embrace a culture emphasizing truth-seeking and extreme ownership — traits we consider critical drivers of business performance. In 2025, we received around 800,000 job applications to become a Spooner and, consistent with our focus on talent density, hired 286 individuals, representing less than 0.04% of applications received. We allocate Spooners flexibly across our portfolio, deploying resources to areas of opportunity and reducing them where appropriate. For example, we may assemble a task force to transform a newly acquired business, expand an engineering team to accelerate a product initiative, or scale back an organization by redeploying Spooners once a period of intensive change has concluded.

(31)
We define “Spooners” as team members who have successfully completed the rigorous and selective application process to join our core team. Spooners are allocated flexibly across the organization and may be transferred between businesses on short notice. They are held to particularly demanding performance standards.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
•
Proprietary technologies. We have engineered, and continue to refine, numerous technologies that enable us to do more and better work with fewer resources. Examples include a data infrastructure, a user lifetime value predictor and a product experimentation toolkit. Our technologies are purpose-built for our needs and are integrated with one another, making their deployment across acquired businesses easier and allowing them to deliver superior impact, more rapidly. As a result, most of our businesses adopt nearly all of our proprietary technologies. We began embedding AI within our proprietary technologies in 2019 and continue to expand its use. As we harness AI’s advances, we expect our proprietary technologies to become more effective in supporting the execution of our Playbook.

•
Proprietary data. Across more than 50 acquisitions and subsequent operations, we have accumulated extensive data. Sources include our product experimentation toolkit (3,000 experiments run in 2025) and our data infrastructure (3.8 billion data points processed per day on average in Q1 2026). This data supports faster and more informed decision-making in both acquisitions and operations. As AI advances and our ability to leverage complex data at scale improves, the value of our data may increase.

Since our founding, we have endeavored to be at the cutting edge of relevant technology. AI is no exception: For years, we have been leveraging it to enhance products, optimize marketing and monetization, and improve productivity. Many of our proprietary technologies incorporate AI. Our team of Spooners includes hundreds of talented and motivated software engineers, data scientists, and AI research engineers. We estimate that the share of pull requests(32) authored or coauthored by AI increased from less than 10% in Q1 2025 to more than 90% by the end of Q1 2026, with around 70% authored by AI alone. Revenue per full-time equivalent Spooner(33) was $1.12 million in 2023, $1.64 million in 2024, and $2.57 million in 2025, with AI being one of the factors behind this trend.
In our view, AI is the most transformative technology of our time, and companies that adapt effectively may realize enormous benefits. Supported by our Platform, Bending Spoons has an opportunity to be among these companies. We believe that, through progress in AI, we will expand our advantage in product development, marketing, and monetization capabilities. We also believe our productivity advantage will widen and the scalability of our acquisition and transformation model will improve. Finally, as many companies lack diversification and may not be well equipped to leverage AI, certain owners’ willingness to sell could increase, contributing to lower valuation levels and more attractive acquisition targets.

(32)
A “pull request” is a formal proposal to add, modify, or remove code in a shared software repository. It allows other contributors to review, discuss, and approve the proposed changes before they are merged into the repository.

(33)
“Revenue per full-time equivalent Spooner” for a given quarter is defined as the revenue for that quarter divided by the number of full-time equivalent Spooners at the end of the quarter. “Revenue per full-time equivalent Spooner” for a given twelve-month period is defined as the revenue for that period divided by the average number of full-time equivalent Spooners at the end of each quarter within that period.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
The Platform-powered execution of our Playbook has delivered financial performance we regard as strong. The following graphs present revenue, operating income, Adjusted Operating Income,(34) diluted earnings per share, and Adjusted Earnings per Share(35) for the periods shown.
We are still early in our journey. We see a significant opportunity to continue compounding capital at attractive rates of return within an addressable market that we estimate includes more than 1,000 businesses generating nearly $400 billion in aggregate annual revenue in 2025.
Current portfolio
We own and operate a diversified portfolio of digital businesses. In March 2026, our portfolio served over 500 million monthly active users(36) and more than 9 million monthly paying customers.(37) Monthly active users and monthly paying customers were 111 million and 3 million in December 2023, 290 million and 5 million in December 2024, and 389 million and 8 million in December 2025, respectively.

(34)
As defined in Management’s discussion and analysis of financial condition and results of operations — Non-GAAP financial measures — Adjusted Operating Income and Adjusted Operating Income Margin.

(35)
As defined in Management’s discussion and analysis of financial condition and results of operations — Non-GAAP financial measures — Adjusted Earnings per Share.

(36)
“Monthly active users” represents the users who interacted with our products during a given calendar month. Interaction is measured based on activity observed through our internal systems and may include, depending on the product, opening an application, visiting a website, or otherwise engaging with the product’s features. We calculate the number of monthly active users for each product in our portfolio based on product-level data and then aggregate these figures across our portfolio. Because the same user may interact with multiple products, with each product associating interactions to a separate user identifier, or may interact with the same product through multiple user identifiers, and because we do

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Businesses generating similar levels of revenue can have significantly different monthly active-user and monthly paying-customer counts. For example, WeTransfer, which caters to professionals, small enterprises, and their audiences, had 58 million monthly active users and 1 million monthly paying customers in March 2026. By contrast, Brightcove, which focuses on large enterprises, had approximately 15,000 monthly active users and 1,700 monthly paying customers during the same period.
Businesses
In Q4 2025, the businesses contributing the most revenue were, in alphabetical order, Brightcove, Evernote, Harvest, Issuu, Meetup, Remini, Splice, StreamYard, Vimeo, and WeTransfer. In aggregate, these businesses accounted for more than 70% of our revenue for the period.
Below, we describe each of these businesses:
•
Brightcove. Acquired in February 2025, Brightcove provides video hosting, management, and streaming solutions for enterprises.

•
Evernote. Acquired in January 2023, Evernote is a productivity suite that supports note-taking and knowledge management for individuals and teams.

•
Harvest. Acquired in July 2025, Harvest offers time-tracking and invoicing software for freelancers and professional services firms.

•
Issuu. Acquired in July 2024, Issuu enables creators and publishers to distribute, monetize, and analyze the performance of digital publications.

•
Meetup. Acquired in January 2024, Meetup facilitates the organization of events and connects individuals through interest-based communities.

•
Remini. Acquired in June 2021, Remini is a consumer-focused image and video enhancement and generation application.

•
Splice. Acquired in November 2018, Splice is a video editing application designed for creators producing short-form content.

•
StreamYard. Acquired in April 2024, StreamYard provides video recording and multi-destination live-streaming tools for creators and businesses.

•
Vimeo. Acquired in November 2025, Vimeo serves consumers and enterprises with video hosting, management, and streaming solutions.

•
WeTransfer. Acquired in July 2024, WeTransfer enables digital file storage and distribution for individuals and businesses.

We envision our portfolio expanding as we continue to execute our acquisition-driven strategy. Consequently, businesses that currently contribute significantly to our overall revenue may become less central over time, particularly as our acquisition targets tend to become progressively larger. The following chart illustrates how not have a reliable method of de-duplication, the aggregated monthly active user figure may count the same user more than once. As such, our reported number of monthly active users is intended to provide an indication of the scale of our portfolio rather than a precise count of distinct users.
(37)
“Monthly paying customers” represents the customers that generated revenue during a given calendar month, whether through a one-time transaction or by having an active subscription during that month. We calculate the number of monthly paying customers for each product in our portfolio based on product-level data and then aggregate these figures across our portfolio. Because the same customer may purchase across multiple products, with each product associating transactions to a separate customer identifier, or may transact within the same product through multiple customer identifiers, and because we do not have a reliable method of de-duplication, the aggregated monthly paying customer figure may count the same customer more than once. As such, our reported number of monthly paying customers is intended to provide an indication of the scale of our portfolio rather than a precise count of distinct customers.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
the relative contribution of businesses generating revenue in Q4 2024 declined by Q4 2025 as we completed new acquisitions, despite the revenue from those earlier businesses growing in absolute terms in the meantime.
Revenue sources
In Q4 2025, 95% of our revenue was from subscriptions, 4% from advertising, and around 1% from other sources. Subscriptions accounted for 95% of our revenue in 2023, 92% in 2024, and 93% in 2025, with advertising contributing nearly all of the remainder in each of those periods. The breakdown of revenue by source tends to be relatively stable at the level of individual businesses. Therefore, changes at the portfolio level are primarily driven by new acquisitions.
Net revenue retention(38) was 93% in 2023, 91% in 2024, 95% in 2025, and 94% in Q1 2026. Net revenue retention differs by business: Averaged across Q1 2023 through Q1 2026, it was 95% for AOL, 99% for Evernote, 87% for Remini, and 91% for StreamYard. A business’s net revenue retention can fluctuate significantly over time, often as a result of monetization initiatives.
In Q4 2025, 49% of our subscription revenue was generated from customers with a tenure of at least five years, including 31% from customers with a tenure of at least ten years. Revenue-weighted average subscriber tenure was 8.6 years.(39)

(38)
“Net revenue retention” for a given quarter represents the subscription revenue generated in that quarter from customers acquired before the end of the same quarter in the prior calendar year, divided by the subscription revenue generated in the corresponding prior-year quarter. For example, net revenue retention for Q1 2026 is calculated as subscription revenue generated in Q1 2026 from customers acquired before the end of Q1 2025, divided by subscription revenue generated in Q1 2025. The calculation is based on all businesses owned at the end of Q1 2026, and includes their respective estimated customer acquisition and subscription revenue data for pre-acquisition periods. “Net revenue retention” for a given twelve-month period is defined as the average of the quarterly values for that period. For certain products, the date of customer acquisition may coincide with that customer’s first interaction with the product and precede the first transaction associated with that customer. Accordingly, net revenue retention is intended to provide an indication of subscription revenue growth from an existing customer base, excluding the impact of new customer acquisition during the period, rather than a measure of continuous revenue generation from a customer cohort.

(39)
A customer’s “tenure” represents the time from the date that customer was acquired to the end of the period presented. For certain products, the date of customer acquisition may coincide with that customer’s first interaction with the product and precede the first transaction associated with that

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These retention and tenure levels reflect a combination of factors, the relative importance of which varies by business, including product positioning, customer engagement, and our efforts to improve performance. In our experience, subscribers with longer tenure generally exhibit higher retention rates than newer subscribers, and longer-standing businesses tend to accumulate longer-tenured subscriber bases. We believe these dynamics contribute to our retention performance, particularly given that most of our businesses have operated for more than a decade.
In Q4 2025, no customer contributed more than 1% to our overall revenue. During the same period, 53% of our revenue was generated in North America, 28% in Europe, 8% in Asia, 5% in Central and South America, and 7% in the rest of the world.
Marketing channels
We acquire customers through organic channels (including word of mouth and non-paid search), paid advertising (including brand and performance campaigns), and direct sales and other go-to-market initiatives. The relative contribution of these channels varies by business. For example, Remini relies predominantly on word of mouth, whereas Brightcove’s customer acquisition is driven primarily by sales efforts. We have invested in optimizing customer acquisition through AI agent recommendations. While this channel has contributed only marginally to date, we expect its importance to increase over time.
Customers acquired through organic channels accounted for 79% of revenue from new customers in 2023, 76% in 2024, and 79% in 2025, with the remainder coming from customers acquired through paid advertising or direct sales and other go-to-market initiatives. In 2025, customers acquired through paid advertising accounted for 16% of such revenue, and customers acquired through direct sales and other go-to-market initiatives accounted for 5%. Advertising expense as a percentage of revenue was 9% in 2023, 9% in 2024, and 6% in 2025.
Our limited reliance on paid advertising reflects a deliberate strategic decision. When evaluating acquisition opportunities, we favor businesses with lower dependence on paid advertising for customer acquisition. Given the volatility of advertising dynamics, we believe this approach supports revenue predictability. At the same time, we use paid advertising when it helps improve business performance.

customer. Accordingly, tenure does not necessarily represent the length of time a customer has maintained an uninterrupted subscription. As a customer may purchase across multiple products, with each product associating transactions to a separate customer identifier, or may transact within the same product through multiple customer identifiers, and as we do not have a reliable method of de-duplication, our calculation of tenure may in some cases underestimate the duration of our relationship with that customer. “Revenue-weighted average subscriber tenure” represents the average tenure of customers who generated subscription revenue during the period presented, weighted based on the amount of subscription revenue generated by each such customer during that period. These measures are intended to provide an indication of the length of customer relationships across our portfolio rather than a precise measure of continuous revenue generation.

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Acquisition track record
Since our founding in 2013, acquisitions have been our capital allocation priority, and we have completed more than 50 to date. For acquisitions closed from 2023 through Q1 2026, we generally applied internal-rate-of-return hurdles of 65% on a levered basis and 25% on an unlevered basis.(40)
We believe that our addressable market is vast and that our Platform represents a durable source of competitive advantage. We also believe that progress in AI will further strengthen that advantage and improve the scalability of our acquisition and transformation model. As a result, we expect acquisitions to remain our capital allocation priority for the foreseeable future.
The pace of our acquisition activity has varied over time. We closed one acquisition in 2023, five in 2024, six in 2025, and two in Q1 2026. 2017 was the only year in which we completed more than ten acquisitions, and there have been two years with no acquisitions, the most recent of which was 2020. In that year, we devoted a substantial portion of our team’s efforts to the pro bono development of a contact-tracing application in support of the Italian government’s response to the COVID-19 pandemic. Looking ahead, we believe our acquisition activity will follow a similar pattern: several acquisitions per year on average, with some years being more active than others due to factors such as prevailing valuations, availability of capital, and our operational capacity.
For more than a decade, our financial performance has been shaped by the execution of our acquisition-centric Playbook. Revenue was $387 million in 2023, $671 million in 2024, and $1.31 billion in 2025. The following graph presents revenue by annual acquisition cohort for the periods shown and helps see how acquisitions have been instrumental to our growth. The graph also presents the aggregate purchase price (enterprise value) paid for the businesses within each cohort.

(40)
These thresholds reflect the return criteria applied by our Business Acquisitions team in nearly all acquisitions completed during the period. For each acquisition, the unlevered internal rate of return was calculated based on the estimated free cash flow directly attributable to the acquired business over the five years following the expected closing date, together with a terminal value at the end of that period. Terminal value has been estimated using different standard methodologies over time. The current approach—applied to all major and recent acquisitions—derives terminal value from projected growth for years six through ten and a weighted average cost of capital. A small subset of earlier and smaller acquisitions relied instead on an enterprise value/EBITDA multiple. The levered internal rate of return was calculated on a similar basis, but also included the impact of hypothetical acquisition financing. As we raise debt and equity at the level of Bending Spoons as a whole, allocating financing to a particular acquisition requires making assumptions. In particular, acquisition financing assumed debt equal to the lower of (i) 85% of the purchase price (enterprise value), and (ii) the maximum amount of debt that the acquired business’s projected free cash flow could fully repay within five years of closing. The assumed cost of such debt was in line with the terms available to us at the time of the acquisition.

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As we have scaled our business and developed our Platform, operating efficiency has improved over time. The following graph presents operating income as a percentage of revenue and Adjusted Operating Income Margin(41) for the periods shown.
Acquiring, transforming, and optimizing businesses while making disciplined use of debt and incremental equity has led to the following per-share results: Diluted earnings per share was $0.15 in 2023, $0.07 in 2024 and $(0.00) in 2025, with year-over-year growth being –51% in 2024 and not meaningful in 2025. Adjusted Earnings per Share was $0.09 in 2023, $0.19 in 2024 and $0.30 in 2025, with year-over-year growth of 110% in 2024 and 57% in 2025.
Addressable market
We have acquired both consumer and enterprise digital businesses serving a wide range of use cases, and have generated returns we regard as strong across this spectrum of business types. Given our track record and the versatility of our Platform, we believe that a broad range of digital businesses can constitute viable acquisition targets and that, accordingly, our addressable market is vast.
We have studied our addressable market through a combination of internal analysis and third-party sources, including publicly available information and data from PitchBook.(42) As a result of this initiative, we have identified more than 1,000 digital businesses (both private and public) that we expect could be attractive acquisition targets over the next few years. These businesses generated nearly $400 billion in aggregate estimated annual revenue in 2025.
Each of the identified businesses satisfies all of the following criteria:
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Estimated annual revenue between $50 million and $5 billion

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Headquarters located in Europe or North America

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A product offering and revenue model that our Platform is well suited to address today

In defining these criteria, we have intentionally adopted a conservative approach. For example, while the selected revenue range reflects the scale of businesses we are currently prioritizing, we expect over time to pursue businesses with annual revenue exceeding $5 billion. Similarly, our geographic focus on Europe and North America reflects our greater familiarity with these regions, rather than limitations of our model. Finally, as our Platform continues to improve, we believe we will be able to acquire and transform businesses with product offerings or revenue models beyond the filter applied above. Relaxing these criteria would expand the resulting revenue pool.
Platform
We execute our acquisitions, transformations, and ongoing optimizations through our Platform, which we have been building for more than a decade. This Platform is our primary source of competitive advantage. It comprises our people, our proprietary technologies, and our proprietary data. We describe each of these elements in greater detail below.
People
Our culture is rooted in principles such as truth-seeking and extreme ownership, which are intended to attract and retain strong talent and drive business performance. We aim to further reinforce talent density

(41)
As defined in Management’s discussion and analysis of financial condition and results of operations — Non-GAAP financial measures — Adjusted Operating Income and Adjusted Operating Income Margin.

(42)
The cited study has not been reviewed by PitchBook analysts and may be inconsistent with PitchBook’s methodology.

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through a scientific and centralized approach. Our compensation and promotion system is designed to foster high performance, allocate resources efficiently, and encourage decisions that maximize outcomes for Bending Spoons as a whole. To support agility, speed, and efficiency, we maintain a lean, flat, and dynamically staffed organizational structure.
Team composition
Full-time equivalent team members, including both employees and contractors, totaled 405 at the end of 2023, 785 at the end of 2024, 1,834 at the end of 2025, and 2,284 at the end of Q1 2026. As of the same dates, full-time equivalent employees totaled 372, 712, 1,743, and 2,187, respectively. The vast majority of headcount growth was driven by the addition of acquired teams rather than hiring activity. In Q4 2025 and Q1 2026, we added 1,830 full-time equivalent team members through the acquisitions of AOL, Eventbrite, and Vimeo. By the end of Q1 2026, we had already parted ways with many of these acquired team members and, once the transformations of the three businesses are substantially complete later in 2026, we expect only a few hundred to remain.
At the end of Q1 2026, 34% of full-time equivalent team members were in technical roles (including software engineers, data scientists, and AI research engineers) and 10% were in product and growth roles (including product designers, product managers, and growth managers). 40% of full-time equivalent team members were based in the U.S., 21% in Italy, 10% in India, 7% in the U.K., 1% in Israel, and the remaining 22% in the rest of the world.
We define “Spooners” as team members who have successfully completed the rigorous and selective application process to join our core team. Spooners are allocated flexibly across the organization and may be transferred between businesses on short notice — for example, when a newly acquired business requires additional resources to support a transformation. They are held to particularly demanding performance standards.
Non-Spooner team members are typically assigned to a specific business for the duration of their tenure with us. They generally join through an acquisition and remain dedicated to that business. We may also hire additional non-Spooner team members following an acquisition if the business requires incremental personnel and Spooner capacity is limited. Non-Spooner team members can apply internally to become Spooners, in which case they must complete a process as rigorous and selective as the one for external candidates.
At the end of Q1 2026, we had 621 full-time equivalent Spooners, representing 27% of total full-time equivalent team members. Of these, 42% were in technical roles (including software engineers, data scientists, and AI research engineers) and 18% were in product and growth roles (including product designers, product managers, and growth managers).
Spooners represent a critical element of our Platform and, as such, of our competitive advantage. Their dedication to Bending Spoons over many years has provided the continuity necessary to build a deeply rooted culture and a shared Playbook. They have also developed our proprietary technologies and, more generally, fueled our efforts to operate at the cutting edge of relevant technology, including AI. Finally, with their unusually high levels of talent and motivation, Spooners are key drivers of our transformations and ongoing portfolio optimization.
To our knowledge, none of our employees are currently represented by a labor union. In certain jurisdictions, employees are subject to industry-wide collective bargaining agreements. We consider our relationship with our team members to be good and we have not experienced any work stoppages.
Culture
We have designed our culture to be appealing to talented, driven, and collaborative people, and to help them work together effectively. Ultimately, our culture exists to support the execution of our Playbook.
Since our founding in 2013, we have invested in developing our culture. We promote it among all team members. Spooners are selected in part based on their likelihood of embracing this culture, which we believe is now deeply ingrained among them and significantly enhances our performance.

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Some of the foundational principles of our culture are described below:
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Truth-seeking. We aim to leverage all available data, think as logically and rationally as possible, and turn those insights into action. This approach has been critical across multiple acquisitions, where we explored the business in depth, rigorously assessed its value levers, and, largely unencumbered by the status quo, identified opportunities for substantial improvement.

•
Extreme ownership. We strive to work with people who feel highly responsible for their work, their team, and the company at large — and who act accordingly. In our view, this emphasis on extreme ownership has resulted in many of our team members, including most Spooners, being unusually hands-on and demonstrating extraordinary levels of care, proactivity, and effort.

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Relentless simplification. We have observed that organizations tend to accumulate complexity even when it does not create value. To counteract this tendency, we ask team members to seek out and eliminate unnecessary complexity. This mindset is particularly useful when transforming a newly acquired business. In those situations, we generally stop non-core activities and streamline teams, enabling us to move faster and deliver higher-quality work in the areas that matter most to customers.

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Selfless team-play. Egocentric behavior is not welcome at Bending Spoons. A great team member acts with the company’s best interests at heart and, where useful, willingly takes on projects and tasks they may find unappealing. Such versatility and team-oriented attitude help maximize efficiency and foster widespread motivation and team spirit across the organization.

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Radical candor. We expect team members to accurately express what they truly think — with respect and supportiveness, but without sugarcoating — and to trust the recipient to be emotionally resilient enough to take this input constructively. While this principle can lead to uncomfortable conversations, we believe it improves outcomes for both individuals and the company.

Talent density
Primary responsibility for talent density optimization lies with our Talent team, which, at the end of Q1 2026, comprised 55 full-time equivalent Spooners, representing 9% of total Spooners on a full-time equivalent basis. In addition to candidate acquisition managers and talent managers, the Talent team includes software engineers, data scientists, and AI research engineers. Our investment in this area extends beyond maintaining a dedicated Talent team: Over time, we have consistently organized numerous recruiting events per year and developed proprietary technologies alongside a range of other initiatives.
The number of applications to become a Spooner increased from approximately 110,000 in 2023 to 360,000 in 2024, and 800,000 in 2025. In 2025, approximately 60,000 candidates completed practical tests and approximately 3,300 were interviewed. 286 candidates were hired, representing less than 0.04% of applications received in 2025.

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In 2025, 0.6% of the Spooners we intended to retain left the company. Total Spooner attrition was 16.2%, implying wanted attrition of 15.6%, concentrated among recent hires and driven by our efforts to pursue exceptional talent density. Attrition rates in 2023 and 2024 were broadly similar. At the end of Q1 2026, our average Glassdoor rating was 4.7 out of 5.(43)
We believe our value proposition to aspiring and existing Spooners stands out primarily for the following elements:
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Exceptional colleagues

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Attractive compensation

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A culture that emphasizes truth-seeking and extreme ownership

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A high-performance and meritocratic environment, where individuals may attain positions of major responsibility early in their careers based on demonstrated potential

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The ability to rotate across multiple businesses over time, which enables accelerated learning and increases advancement opportunities

In our view, this distinctive career proposition has been a key driver of our talent attraction and retention in recent years. As many businesses within our addressable market individually are less attractive to high-caliber candidates than Bending Spoons is, integrating a business into our Platform can help significantly improve its talent density and, in turn, prospects.
Below, we describe a few of our distinguishing principles in talent density optimization:
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A scientific approach. In these matters, we apply the same experimentation-heavy and intellectually rigorous methodology that characterizes our work in other areas. For example, within our selection process, we test variations of practical assessments and interview questions and track post-hire performance across different tenures to improve our predictive models.

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Centralized hiring and separation decisions. Our Talent team has final authority over all hiring decisions, as well as decisions to part ways with team members. Compared to most team managers, the Talent team is more likely to maintain a long-term perspective. The Talent team is solely dedicated to these matters and operates at a greater scale, which we believe further enhances decision-making quality.

•
Uncompromising excellence. We have observed that it is uncommon for companies to part ways with team members who are performing adequately, even if stronger contributors are available. By contrast, we proactively make and act on such determinations, even when doing so is difficult. We are committed to providing substantial support to departing team members.

(43)
The average rating is based on more than 300 anonymous reviews submitted by Spooners on Glassdoor.com and includes reviews in all languages. Reviewers rate the company on a scale of one to five stars and may provide additional information, such as descriptions of the pros and cons of working at the company.

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•
Self-selection on cultural fit. We have implemented measures designed to encourage culturally misaligned candidates to self-select out early. For example, our job postings explicitly state that ours is a demanding environment, and every job offer is accompanied by a document outlining some of our controversial principles, including radical candor and uncompromising excellence.

Promotions and compensation
We designed our promotions and compensation system to foster high performance, allocate resources efficiently, and encourage decisions that maximize outcomes for Bending Spoons as a whole.
Some of the principles underpinning this system are outlined below:
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Internal promotion and meritocracy. When filling leadership positions, we generally promote from within. We do not prioritize tenure or prior experience — instead, we assess each candidate’s likely ability to perform effectively in the role. We believe this approach serves as a source of motivation for team members and helps ensure that our culture remains deeply rooted across the organization.

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Attractive compensation. We aim to work with exceptional people and expect a great deal from them. Accordingly, for many roles we compensate at the high end of the relevant market benchmarks.

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Equity acquired, not granted. Spooners are offered the opportunity to acquire Bending Spoons equity at a discount to fair market value by forgoing a corresponding portion of cash compensation. This means equity ownership results from an explicit cash trade-off rather than from an automatic grant of stock options or restricted stock units. We believe this approach helps mitigate the risk of value-destroying shareholder dilution, and we expect to continue following it as a public company. In 2025, 84% of eligible team members chose to convert a portion of their cash salary into stock options, and the average portion converted was 28%. Conversion levels in 2023 and 2024 were broadly similar. From 2023 through 2025, dilution from equity compensation averaged 1.3% per year.

•
Ownership at the group level. Equity is acquired at the top company level. This structure encourages decisions that optimize outcomes across the entire portfolio, even when that requires deprioritizing individual businesses. This perspective is particularly important in an organization that reallocates resources frequently.

Organization
The following are selected principles we follow when it comes to our organizational setup:
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Centralized and dynamic staffing of Spooners. We periodically review and adjust staffing levels across our organization, including following each acquisition. Where warranted, we reallocate Spooners among businesses, often making significant changes to each. We believe this practice supports efficient talent allocation and facilitates knowledge sharing across the organization, among other benefits.

•
Platform teams. We operate several teams responsible for developing and delivering services designed to support all or almost all of our businesses. These teams span a wide range of areas, from Talent, which oversees recruiting, performance assessments, and more, to Foundations Technology, which provides tools for use cases such as data management and payment processing. Our Platform teams are staffed exclusively by Spooners.

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•
Lean teams. We have observed that, in our industry, overall team productivity often declines as teams grow larger, since increases in headcount can come at the expense of simplicity, talent density, and individual ownership. Maintaining lean teams is a core element of our operating model. We believe our proprietary technologies, which increasingly embed AI, have helped us achieve this.

•
Limited hierarchy. We strive to keep our organization as flat as possible, as we find this reduces bureaucracy and internal politics, and — by keeping managers close to the operations — enhances decision-making quality. Today, in most cases, there are no more than three managerial layers between our CEO and an individual contributor Spooner.

Proprietary technologies
Fueled by a commitment to continuously raising efficiency and productivity levels, Spooners have engineered — and keep refining — numerous technologies that enable us to do more and better work with fewer resources. While Platform teams such as Foundations Technology drive the development of our proprietary technologies, innovation often originates from our businesses. All improvements are made available across our portfolio. Our scale and the deep integration of our businesses into a shared Platform increase the expected return on investment in these technologies.
Our proprietary technologies are particularly valuable because they are purpose-built for our specific and evolving needs. This level of customization often results in functionality or performance that, in our context, exceeds what is available from off-the-shelf solutions, which are generally designed to serve a broader and more heterogeneous set of enterprise users. In addition, our technologies are tightly integrated with one another, making their deployment across acquired businesses straightforward and allowing them to deliver their full impact quickly. As a result, most of our businesses adopt nearly all of our proprietary technologies.
Today, we view our proprietary technologies as a source of competitive advantage, although we believe we have yet to realize their full potential. Advances in AI, in particular, are likely to enable us to develop new proprietary technologies and enhance existing ones. Accordingly, we intend to continue investing in our technological capabilities to strengthen our competitive position.
Below, we describe a representative sample of our proprietary technologies.
Pico, Lumen, and Abacus
Taken together, Pico, Lumen, and Abacus form our data infrastructure. This infrastructure supports reliable and consistent data analysis across all of our businesses, and processed more than 3.8 billion data points per day on average in Q1 2026. Pico handles high-throughput data ingestion, Lumen performs data transformation, and Abacus computes and serves standardized metrics at scale. AI is used to harmonize schemas, tag events, and infer the purpose of data fields, including for privacy and compliance needs.
We began developing this infrastructure in 2017, and it has been a key area of investment ever since. AI has played an increasingly important role, with new models enabling more accurate and sophisticated analysis and a conversational interface for more efficient data exploration. We intend to introduce additional AI-powered capabilities to further automate data quality validation, schema management, and privacy-related checks, as well as to deliver more advanced self-serve analytics experiences.
Minerva
Minerva leverages AI to estimate user lifetime value based on behavioral and transactional data. It updates its predictions in real time, provides critical inputs to other internal systems, and improves the efficiency of marketing and monetization decisions.
We began developing Minerva in 2019, and have since enhanced it to support multi-year predictions, leverage data from other products to generate insights for newly acquired businesses, and scale to loads greater by orders of magnitude. Planned enhancements include more accurate predictions of advertising revenue and returning-user behavior, as well as cost optimization.
Juno
Juno is a system for managing payments. It supports checkout flows, subscriptions, price changes, promotional codes, billing retries, invoicing, and experimentation, enabling more efficient monetization at lower cost.

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We built Juno in 2023 with an initial focus on web-based electronic payments and have since expanded its capabilities, including the integration of payment data from the Apple App Store and Google Play Store. We have also enhanced Juno’s migration functionality. As a result, upon acquiring a business, we can now transition key subscription-related responsibilities — other than core payment processing — from third-party providers to Juno with minimal friction. This transition enables both cost optimization and greater control over the customer experience. Our roadmap includes further enhancements to transaction routing based on factors such as cost and availability, as well as deeper vertical integration across the payments stack.
Janus and Orion
Janus and Orion constitute our experimentation toolkit, which enables rapid and rigorous product iteration. It supports advanced audience targeting and the concurrent execution of hundreds of experiments with minimal operational overhead. In 2025 alone, we ran more than 3,000 experiments using Janus and Orion.
We began developing these tools in 2017 and have added increasing levels of sophistication over time. Future development efforts are expected to focus on leveraging AI for experiment analysis, including automated identification of statistically significant results, detection of anomalous patterns, and assistance in interpreting complex outcomes. We also plan to use AI to reduce operational overhead in experiment management, such as assisting with validation of audience definitions.
Role Model
Role Model is a recruiting technology that supports our Talent team end to end. Among other features, it draws on first-party assessments and AI models to improve the quality of hiring decisions. Role Model helps each talent manager handle tens of thousands of job applications per year.
We started investing in Role Model in 2017, initially with a focus on streamlining recruiting operations. Over time, supported by years of data science work and increasing model sophistication, Role Model evolved into an automated advisor trained on historical outcomes, including extensive post-hire performance data. Moving forward, we plan to continue refining its predictive models and strengthening its automations to drive further increases in talent density and talent manager productivity.
Proprietary data
Across more than 50 acquisitions and subsequent operations, we have accumulated extensive data. Sources include our product experimentation toolkit (3,000 experiments run in 2025) and our data infrastructure (3.8 billion data points processed per day on average in Q1 2026).
This data supports faster and more informed decision-making in both acquisitions and operations. For example, when assessing a potential acquisition, we can draw on benchmarks that indicate estimated achievable performance levels in areas such as subscription conversion and revenue retention. Similarly, when prioritizing a backlog of potential monetization experiments, we frequently benefit from data-driven expectations regarding which initiatives are most likely to have an impact.
As our experience expands and the number of businesses we operate grows, we expect to be increasingly likely to possess insights that improve outcomes when acquiring, transforming, and optimizing additional businesses. We also believe that, as AI advances and our ability to leverage complex data at scale improves, the value of our proprietary data will increase.
Playbook
At Bending Spoons, we follow a three-step Playbook: acquire, transform and optimize, and reinvest. Below, we describe these steps and some of the underlying frameworks and processes. Our competitive advantage does not lie in these frameworks and processes, but in our Platform, which we believe enables us to execute this Playbook with a high degree of effectiveness and efficiency.
Step 1 — Acquire
We source and select opportunities on an ongoing basis. For selected targets, we then proceed to valuation and negotiation, which may lead to closing a transaction.

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Acquisition opportunity sourcing and selection
Our Business Acquisitions team is responsible for acquisitions end to end, including opportunity sourcing and selection. This team includes Spooners in technical roles, such as software engineers and data scientists, whose contribution is crucial in improving automation levels and forecast accuracy.
We source acquisition opportunities through various methods, such as automated reviews of publicly available information, recurring meetings with investors, financial sponsors, and M&A advisors, and networking with founders and executive teams. We are often invited to participate in structured sales processes. Sourced opportunities are selected through an iterative, analytical, and rigorous evaluation.
When sourcing and selecting acquisition opportunities, we prioritize businesses with the following characteristics:
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Digital. We have acquired both consumer and enterprise digital businesses serving a wide range of use cases, and generated returns we regard as strong across this spectrum of business types. Given our track record and the versatility of our Platform, we believe that a broad range of digital businesses can constitute viable acquisition targets.

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Significant room for improvement. We favor businesses that we believe can benefit significantly from our Platform, including through the effective application of AI, in ways that sustainably increase revenue, reduce costs, or both.

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Large revenue base. As the effort required to transform a business does not appear to scale linearly with the business’s revenue, we prioritize businesses with larger revenue bases. Moreover, we have found that larger businesses are not necessarily more optimized. Their typically longer histories and greater complexity can create especially attractive opportunities to unlock value through our Platform.

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Predictable earnings. We favor businesses that exhibit most of the following characteristics, enabling us to forecast their trajectory with reasonable confidence several years into the future:

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Strong customer retention

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Future revenue largely supported by existing customers; alternatively, customer acquisition not highly dependent on paid advertising

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Customer data spanning many years, with stable trends or trends that can be interpreted with confidence

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Limited vendor risk once the business is integrated into our Platform

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Limited risk of disruption from advances in AI once the business is integrated into our Platform

We have typically improved the profitability of acquired businesses substantially. Therefore, while a business’s pre-acquisition profitability profile is informative, our interest is driven by the performance we believe the business will achieve once integrated into our Platform.
Additionally, we are largely neutral on the organic revenue growth trends of our targets. Although organic growth assumptions play an important role in the valuation process, once those assumptions are established, acquisition decisions are driven by expected returns.
Acquisition opportunity valuation and negotiation
Our Business Acquisitions team is also responsible for the valuation and negotiation of acquisition opportunities that have been selected based on the above-listed characteristics. As an opportunity advances through our pipeline and the likelihood of submitting an offer increases, experts from across the organization are engaged to help refine our assumptions.
We intend to hold and operate the businesses we acquire indefinitely, with the objective of generating and reinvesting earnings to deliver strong long-term shareholder returns. Accordingly, when valuing acquisition opportunities, we largely ignore exit value and instead focus on earning potential once the business is integrated into our Platform.

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The valuation of a business begins with the development of assumptions, which we typically express as probability distributions. Although the specific assumptions depend on the business, they generally span dozens of dimensions, including in areas such as existing customer behavior, new customer acquisition, and the impact of our transformation and subsequent optimization. Insights from our proprietary data are critical in this assumption-setting process. As we acquire and operate new businesses, and continue to optimize the existing portfolio, our insights are expanded and refined.
We do not run simulations — or review the resulting projections — until the assumptions are finalized. We believe this sequencing helps mitigate potential biases, such as the tendency to adjust assumptions upward to justify the price we anticipate will be required to seal a transaction.
Once simulations are complete, we evaluate expected returns across different price points and a range of probability-weighted scenarios. We assess returns using both levered and unlevered internal rates of return.
Our decisions concerning whether to extend an offer and, if so, its terms are guided by the following principles:
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Spooner capacity as a scarce resource. We account for an acquisition’s requirements in terms of Spooner capacity and for the opportunity cost of redeploying Spooners from the rest of our organization. Our transformation model remains demanding for our core team, but our Platform has enabled consistent per-Spooner productivity gains, with AI accelerating this trend in recent years. Revenue per full-time equivalent Spooner was $1.12 million in 2023, $1.64 million in 2024, and $2.57 million in 2025.

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Margin of safety. Although we may accept a material risk of loss on small acquisitions when the potential upside warrants it, we do not make major investments unless we expect to generate acceptable returns even under severely unfavorable scenarios.

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Patience. We decline acquisition opportunities with attractive expected returns when we anticipate that superior opportunities are likely to become available in the near term.

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The value of reputation. We do not extend an offer unless we are prepared to stand behind it. We present what we consider a compelling offer upfront and are generally unwilling to increase it significantly thereafter. We aim to establish a reputation as a preferred counterparty that maintains pricing discipline in negotiations.

In 2025, we sourced over 2,500 acquisition opportunities (most of which turned out to be below our preferred revenue range), conducted in-depth analyses of approximately 200 of them, and completed six acquisitions, reflecting the breadth of our sourcing efforts and the selectivity of our acquisition process.
The Business Acquisitions team conducts retrospectives on all transactions, assessing post-closing outcomes and comparing them with our pre-closing assumptions. Insights from these reviews help refine our judgment, tools, and processes over time.
Step 2 — Transform and optimize
With each acquisition, we strive to envision the most successful version of the acquired business and work to close the gap between its current state and that vision as quickly and completely as possible. Through these efforts, we seek to increase revenue and reduce costs to drive a sustainable expansion in earnings.
Below, we describe our pre-closing preparations, post-closing transformation planning, transformation execution, and ongoing optimization.
Pre-closing preparations
As closing approaches, we assemble a task force of Spooners whose collective expertise spans all key functional areas, including software engineering, data science, AI research engineering, product design, product management, and growth management. While the size of the task force depends on the scale and complexity of the acquired business, it generally comprises dozens of Spooners. Most members of the task force have substantial hands-on experience across other Bending Spoons businesses. The individual from the Business Acquisitions team who had led the acquisition up to this point often joins the task force.

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In the weeks leading up to closing, the task force prepares thoroughly. This work includes reviewing diligence materials, conducting knowledge-sharing sessions with the Business Acquisitions team, studying the product in detail, analyzing available data, and preparing documentation for the next phase.
Post-closing transformation planning
Once an acquisition closes, a new phase begins. This period typically lasts from a few weeks to a few months and focuses on developing a more granular understanding of the acquired business than was possible pre-closing.
A key priority is meeting the acquired team, often through individual conversations with most members of the organization. The goals are to accelerate knowledge gathering and to provide emotional and logistical support to those who may be impacted by a workforce reduction. During this phase, we also study the codebase and IT infrastructure, assess the product roadmap, interview numerous customers, and review marketing and monetization strategies, among other activities. AI and our proprietary technologies have become increasingly valuable as they help us more and more quickly and confidently navigate, synthesize, and act on this new information.
Following this evaluation, we develop a comprehensive transformation plan that often incorporates AI as a central component. This plan typically includes a redesigned organizational structure, a backlog of technological improvements, an updated product roadmap, and a set of marketing and monetization experiments. It is informed by the analyses conducted during this phase (including input from the acquired team), pre-closing diligence insights, and lessons learned from our other businesses.
We communicate the plan broadly and kick off implementation, marking the start of the next phase.
Transformation execution
The transformation is often deep, with some interventions potentially appearing drastic or involving controversial steps, such as workforce reductions. These decisions are made with the conviction that they will benefit the business over the long term, a view we believe is supported by our track record. Historically, departing team members have received substantial support, and the vast majority of reorganization-related costs have been incurred within the first year following closing.
Another hallmark of our transformations is the integration of our proprietary technologies, which enables enhancements in both quality and speed of delivery. For example, deploying our in-house data, payments, and experimentation systems allows us to begin testing product, marketing, and monetization changes promptly and to identify statistically significant improvements with confidence. AI plays a major role in supporting the execution of our transformations, such as by helping us work on large legacy codebases efficiently.
Ongoing optimization
We generally consider a transformation complete once we have implemented the most significant organizational restructuring, integrated our proprietary technologies and resolved critical technological issues, released the most pressing product enhancements, and completed an initial round of marketing and monetization improvements. To date, we have typically completed our transformations within the first year following closing.
We continue to invest in our businesses well beyond the initial transformation phase, often delivering substantial upgrades several years after an acquisition closes. For example, in 2023, two years post-closing, we launched a set of AI-based features on Remini that drove major user and revenue growth. In early 2026, three years post-closing, we released Evernote v11, the product’s most notable update under our ownership.
We believe our Platform (and Spooners in particular) is critical to executing our transformations and ongoing optimizations effectively and efficiently.
Step 3 — Reinvest
Successfully transforming and optimizing newly acquired businesses increases our earnings. We deploy these earnings, along with prudent levels of incremental debt, to fund additional acquisitions, thereby continuing the compounding cycle. We may also opportunistically raise incremental equity to accelerate growth.

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Case studies
Below, we present three case studies illustrating our Platform-powered acquisitions, transformations, and ongoing optimization. These case studies have been selected to provide a representative view of how we have executed our Playbook and the outcomes achieved over the past few years.
Remini
We acquired Remini in June 2021. At the time, Remini was a mobile application offering AI-based photo editing functionality, primarily focused on enhancing blurry or low-resolution images.
As we strived to envision Remini’s most successful version, we identified an opportunity to make the photo editing experience more intuitive. While Remini had already experienced strong growth, our analysis suggested there was room to improve both marketing and monetization efficiency. We saw the business’s trajectory as sufficiently predictable, in light of robust subscriber retention and customer acquisition occurring almost entirely through organic channels. Finally, we expected Remini to add significantly to our overall revenue at the time, rendering its transformation an attractive use of resources.
Since the acquisition, we have rebuilt Remini from the ground up into a fundamentally different and improved product. In 2025, Remini served, on average, more than five times as many monthly active users and generated more than nine times as much revenue relative to pre-acquisition levels. The following graph presents Remini’s revenue as a percentage of its 2021 revenue for the periods shown. The data presented in the graph has not been derived from audited financial statements.

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The infographic below compares the product at the time of acquisition with its current version.

Remini | Acquired June 2021

PRODUCT REBUILD

Post acquisition, we rebuilt Remini from the ground up. This entailed the removal of non-core features, a user interface redesign, and a rewritten codebase. By doing so, we set the foundations for more and faster improvements – such as single-photo transformations, text-based image editing, and AI-powered image and video generation.

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AI PHOTOS

In early 2023, advances in AI made it possible to generate photorealistic images of a user's likeness. We invested in research and development to be first to market and to reduce image generation costs sufficiently to offer this feature for free.

AI model setup. Users upload a few photos of themselves. The AI learns their likeness and generates new images.

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Viral spikes. AI Photos helped Remini rank #1 by free downloads on the U.S. App Store. We have since engineered six more spikes.

DEVELOPMENT TIMELINE

2022	**Product Redesign**	Full redesign | Simplified experience around image enhancement | Removed non-core features
	New AI Models	Face restoration | Color enhancement | Background enhancement
2023	**AI Photos**	Photorealistic synthetic images | Identity preservation | 100+ styles
	AI Filters	Single-photo transformations | Near-instant processing | 50+ styles
2024	**AI Videos**	Image-to-video generation | Animated outputs | 10+ styles
	Infrastructure	Improved identity preservation | Faster processing
2025	**AI Couples**	Dual-identity generation
	Text-Based Editing	Natural language image editing | Fine-grained control
Q12026	**AI Edits**	Unified editing system | Multi-attribute control | Improved photorealism | Simplified controls

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We describe some of the improvements we have made in greater detail below.
Organization
The Remini acquisition was structured as an asset transaction, and no team transferred with the business. We initially allocated approximately 30 full-time equivalent Spooners to it. This team embodied the core elements of how we operate, including high talent density, a lean and flat organizational structure, and a culture that emphasizes truth-seeking and extreme ownership.
Over time, as technological advances in the industry enabled increasingly compelling user experiences, we concluded that Remini’s opportunity set was expanding. Accordingly, we scaled headcount quickly, reaching a peak of 64 average full-time equivalent Spooners in 2024. As incremental opportunities later began to exhibit diminishing returns and higher-priority needs emerged elsewhere in the portfolio, we redeployed resources to other businesses, with Remini’s team declining to approximately 20 full-time equivalent Spooners at the end of 2025. This progression illustrates our ability to scale teams up and down decisively by reallocating talent across our portfolio as circumstances evolve. Despite its smaller size, the Remini team has continued to deliver product improvements at a strong pace.
Technology
At the time of acquisition, Remini’s technology fell short of the standards we apply across our portfolio, constraining both user experience and development velocity.
Within months, we integrated our existing proprietary technologies, fully rewrote Remini’s codebase, and rearchitected its IT infrastructure. To maximize its potential, we built new proprietary technologies, including tools that enable the productization and testing of AI-based features, accelerating time-to-market while maintaining high execution quality (we have since made these tools available across our portfolio). Taken together, we believe these initiatives enhanced performance, reliability, and development velocity.
Repeated viral spikes — defined as atypically large and short-lived increases in user growth — introduced scalability challenges. During one such spike in 2023, the rate of images generated per day rose from fewer than 100,000 to approximately 7 million in less than one month. We addressed these challenges through a combination of user experience and IT infrastructure optimizations. For example, we dynamically adjusted the balance between free and paid features, as well as pricing, during peak usage periods, and implemented automations to select, in real time, the lowest-cost set of graphics processing units sufficient to meet workload requirements.
Product
We were convinced that Remini had significant untapped potential, but that incremental product improvements would not suffice to realize it.
Consistent with this view, we completely redesigned the application, centering it on the photo enhancement features that already accounted for nearly all user engagement. As part of the redesign, we eliminated all non-core functionality, such as the ability to color black-and-white photos or remove scratches and blemishes. This decision, informed by extensive analysis, made the user experience more intuitive and, together with other improvements, resulted in stronger product performance. For example, user retention over 60 days from install increased by 36%, and the number of photos processed and saved per user over the same period increased by 46%.
In 2023, we launched a set of new features that allow users to upload a small number of photos of themselves, which are then used by the underlying AI to generate photorealistic images. This launch triggered a viral spike that led Remini to temporarily rank first by free downloads on the Apple App Store in the U.S. and many other countries.
We have since continued to strengthen Remini’s core user experience to support long-term engagement and create a more fertile foundation for monetization. Among the many features released are text-based image editing, virtual outfit try-on, and video generation.

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Marketing and monetization
After experiencing Remini’s viral spike in 2023, we focused on building the capabilities required to systematically engineer such spikes and thereby drive repeated accelerations in user growth. By developing sophisticated market screening tools (including user sentiment analysis) together with a dedicated experimentation framework, we have triggered six additional viral spikes.
With respect to monetization, shortly after the acquisition closed, we refocused Remini from one-time and consumable purchases to subscriptions. Subscriptions accounted for 43% of total revenue in 2021, increased to 85% in 2023, and have maintained approximately that level thereafter.
Leveraging our proprietary technologies and guided by insights from our proprietary data, we have conducted more than 1,000 monetization-related experiments at Remini, primarily aimed at optimizing subscription revenue, while also generating gains in advertising revenue. Through these initiatives, average revenue per monthly active user was 50% higher in 2025 than in 2021, which we view as a strong outcome, especially considering that monthly active users increased more than fivefold during the same period.
Evernote
Evernote is a productivity suite that supports note-taking and knowledge management for individuals and teams. We acquired Evernote in January 2023.
In evaluating Evernote as a potential acquisition target, we were drawn to its strong brand recognition, with more than 200 million people having created an Evernote account prior to our acquisition. We also valued its robust subscriber retention, driven by a rich feature set and a highly engaged and tenured customer base. Many customers had thousands of notes stored in Evernote and had developed personalized workflows on and around the product. At the time of acquisition, the average customer tenure was 7.2 years. In addition, we identified scope to improve operational efficiency and enhance the product, among other areas of opportunity. Finally, Evernote’s scale further reinforced its attractiveness, as the acquisition would contribute meaningfully to our overall revenue.
Since the acquisition, we have implemented extensive changes, reducing operating costs while accelerating the pace of innovation, overhauling the product and its underlying technology, and optimizing marketing and monetization. These efforts have driven revenue growth and improved profitability, and we expect Evernote to continue to grow in the coming years. The following graph presents Evernote’s revenue as a percentage of its 2021 revenue for the periods shown. The data presented in the graph has not been derived from audited financial statements.

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The infographic below compares the product at the time of acquisition with its current version.

evernote | Acquired January 2023

PRODUCT REBUILD

Since acquiring Evernote, we have redesigned its desktop and mobile applications, expanded the feature set, and progressively integrated AI into the product. This culminated in Evernote v11, which upgraded search, enabled interacting with notes, tasks, and calendar through a chat interface, and introduced meeting transcription and synthesis.

Before acquisition
After acquisition
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AI IN EVERNOTE V11

Evernote v11 took a major engineering effort. We indexed each user's notes — around 3.2 billion in total — to make them searchable by meaning, not just by keyword, and worked closely with a leading AI-model provider to bring an AI assistant directly into the product.

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Semantic Search. The most-requested feature from the past decade, it enables smoother and more powerful search.

Dinner spots suggestions
Where should I have dinner today based on my trip plan?
Looked online
Here are some dinner options near where you'll be tonight. I've tailored them to your vegetarian preferences:
Saffron Dreams google.com A modern restaurant offering creative vegetarian dishes with an Asian flair.

AI Assistant. A chat interface supporting content generation, organization, and search through natural-language prompts.

Weekly sync
Key discussion points
01:54:10

AI Meeting Notes. Meetings turn into a full transcript with summary, speaker recognition, and multilingual translation.

DEVELOPMENT TIMELINE

2023 — 5+ IMPROVEMENTS

- **Foundations** — New data architecture and real-time editing | Improved two-factor authentication

2024 — 90+ IMPROVEMENTS

- **Core** — Full redesign | User interface customization options | New metadata synchronization engine
- **Collaboration** — Co-editing | Accountless note-sharing via link | Browser-based lite editor for accountless collaboration
- **AI Transcribe** — Audio transcriptions | Image transcription including handwritten notes

2025 — 160+ IMPROVEMENTS

- **Editor** — Inline calculations | Focus mode | Improved audio recording | Better markdown support
- **Search** — Refreshed search modal | Smarter type-ahead suggestions | Streamlined filtering
- **Visual Identity** — Refreshed logo and iconography

Q12026 — 25+ IMPROVEMENTS

- **Semantic Search** — Meaning-based matching | Summaries of key results
- **AI Assistant** — Complex search | Content generation | Brainstorming | Account organization
- **AI Meeting Notes** — Meeting recording | Speaker-labeled transcripts | Summaries | Translations

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We describe some of the improvements we have made in greater detail below.
Organization
Within the first year following the acquisition, we rebuilt the organization with the objective of improving both cost efficiency and execution speed.
The number of full-time equivalent team members dedicated to Evernote declined from 341 at the time of the acquisition to 60 (nearly all of whom were Spooners) at the end of 2024, a reduction of 82%. We brought management layers down from four to two, and removed many rules and processes in favor of greater individual responsibility — and corresponding accountability — across the organization.
Taken together, we believe these changes increased talent density, motivation, autonomy, and urgency, contributing to higher productivity and a faster pace of innovation and optimization. Consistent with this acceleration, the number of product releases grew 50% in 2023, and then doubled in 2024. While this metric does not fully capture execution speed, it illustrates the higher rate at which the team was able to deliver updates following the reorganization.
Since then, we have continued to refine Evernote’s organization, always optimizing for Bending Spoons as a whole. For example, to appropriately staff the Harvest team following our acquisition of that business in July 2025, we redeployed approximately half of the team previously dedicated to Evernote, enabling us to execute the Harvest transformation quickly and effectively. Supported by the organizational and technological foundations established by that point, the remaining Evernote team absorbed this change smoothly and has continued to deliver product and monetization improvements at a rapid pace. The team released over 150 updates in 2025, broadly in line with 2024, while also preparing the launch of Evernote v11 — the product’s most significant update in years — which was rolled out in early 2026.
Technology
At the time of acquisition, Evernote’s technological foundation was dated, resulting in subpar performance and reliability and constraining development velocity.
We began by integrating our proprietary technologies. We also dismantled Evernote’s monolithic system into microservices — that is, we transitioned it from a consolidated, difficult-to-navigate, and fragile architecture to a more modular, intuitive, and robust one. Moreover, we modernized Evernote’s client–server communication model, transitioning from a polling-based approach to an event-driven one. By delivering updates to clients as changes occur, rather than relying on frequent requests, we reduced unnecessary IT infrastructure load and related costs, improved server responsiveness, and mitigated data consistency issues when notes were edited across devices.
Although complex due to the scale and criticality of the system, this work proved worthwhile. Together with other initiatives, it reduced IT infrastructure expense as a percentage of revenue by 47% in 2025 compared to 2022. At the same time, the new architecture, combined with efforts to streamline the codebase, enabled our software engineers to optimize critical components and deliver measurable performance gains. For example, in 2025 we accelerated the note editor loading process, reducing median note opening time by 35% across all devices.
Beginning in 2023, we also undertook an engineering effort to strengthen product reliability. Prioritization was guided by automated analyses of customer support interactions generated by one of our proprietary technologies. From 2023 through 2025, we shipped over 6,000 reliability-related enhancements, ultimately reaching a point where, in 2025, a dedicated reliability team was no longer required.
Product
We had ambitious plans for Evernote as a product and, supported by the improved organizational and technological foundations, we invested accordingly.
One year after the acquisition closed, we released fully redesigned versions of the desktop applications, aligning the product’s visual language with contemporary interface standards. Shortly thereafter, we rolled out corresponding updates to the mobile applications, using the opportunity to reimagine the information-capture experience.

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We have also delivered substantial improvements to the feature set. These include a more powerful search experience, updates to the note editor (such as the release of draggable paragraphs and slash commands), and enhancements to the functionality catering to teams (such as the introduction of comments, guest collaboration, and more granular access controls). Alongside these larger initiatives, we have delivered hundreds of smaller improvements. Notable examples include two-way calendar synchronization, a new task-management view, customizable navigation, collapsible headers, and refined content sorting and filtering.
We first integrated AI into Evernote’s core workflows in 2023, strengthening note search and editing capabilities. In 2024, we extended our AI offering with image and audio transcription, enabling users to convert multimedia content into searchable text. In early 2026, we rolled out a major AI-focused update (Evernote v11) which further upgraded search, introduced meeting recording, transcription, and synthesis, and enabled users to interact with their notes, tasks, and calendar through a dedicated chat interface. We estimate that these AI-driven features have already contributed to more than 2 million additional registrations and 50,000 incremental subscription conversions.
Marketing and monetization
Year-over-year growth in new user registrations had been negative for several years: –23% in 2021, –23% in 2022, and –20% in 2023. Combined with the product improvements described above, our marketing capabilities helped reverse this multi-year decline. New user registrations increased by 29% in 2024 and 20% in 2025.
From 2023 through 2025, we leveraged our proprietary technologies to launch more than 200 experiments across a range of areas, including evaluating the impact of new features on retention, testing alternative price points, and iterating on the user experience at onboarding. Experiment ideation and prioritization were supported by insights from our proprietary data.
One of the most consequential changes was allowing non-paying users to access all features — many of which, such as task management and calendar integration, had previously been behind a paywall — while introducing usage limits on selected functionalities. Following the rollout of this change, and supported by prior optimizations, subscription conversions triggered by reaching a usage limit increased in 2024 to approximately twice their level in 2022, the last full pre-acquisition year. In 2025, such usage limits accounted for 51% of all conversions.
We also rearchitected Evernote’s subscription plans to better align pricing with how different customer segments, including enterprises, engage with the product. These monetization initiatives, in combination with an improving product, resulted in average revenue per monthly active user being 2.5 times as high in 2025 as in 2022.
StreamYard
StreamYard provides video recording and multi-destination live-streaming tools for creators and businesses. We acquired StreamYard in April 2024.
StreamYard benefited from high levels of organic customer acquisition, driven largely by word of mouth and reflecting a well-established brand within the live-streaming niche. Subscriber retention was strong and, combined with the limited dependence on paid advertising, supported reliable earnings forecasts. In addition, we identified opportunities to increase revenue and lower costs, with the potential to contribute significantly to our overall profitability.
Since the acquisition, we have streamlined the organization, enhanced the technology and product, and optimized monetization and marketing. These initiatives have accelerated growth and improved profitability, and we believe additional growth lies ahead. The following graph presents StreamYard’s revenue as a

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percentage of its 2021 revenue for the periods shown. The data presented in the graph has not been derived from audited financial statements.

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The infographic below compares the product at the time of acquisition with its current version.

streamyard | Acquired April 2024

PRODUCT REBUILD

Since the acquisition, we have rebranded StreamYard and upped the rate of releases. We have improved the feature set with the addition of multi-aspect-ratio streaming, an enhanced version of AI Highlights, and upgrades to audio and video quality, among many other improvements.

Before acquisition
After acquisition
StreamYard
Home
Library
Destinations
Members
Create
Live stream
Streams and recordings
Upcoming
Past
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Team settings
System status
Create
Live stream
Recording
Your studios

MULTI-ASPECT-RATIO STREAMING (MARS)

Most broadcasts originate in landscape format, while a growing share of viewers are on portrait-format destinations like Instagram and TikTok. MARS lets users broadcast to both formats simultaneously, with the underlying technology adapting each feed to the appropriate format.

Select orientation
Portrait
Landscape
Landscape + Portrait

Dual-format generation. From a single studio, MARS generates both portrait and landscape feeds in parallel.

Engagement Widgets

Adaptive layouts. Multiple speakers, graphics, and logos rearrange automatically between landscape and portrait.

Better viewer experience. Instagram and TikTok get a portrait feed, Twitch and YouTube a landscape one.

DEVELOPMENT TIMELINE

2024 — 10+ IMPROVEMENTS

Studio	1080p screen sharing | 4K local recording | Camera shapes | Dark mode | Reusable studios | Automatic intro/outro videos

2025 — 40+ IMPROVEMENTS

Scenes	Saved on-screen layouts | One-click switching mid-show | Multi-scene shows
Chat Overlay	Comment aggregation across destinations | Single feed displayed on screen
AI Visuals	Text-to-image backgrounds, thumbnails, and overlays
MARS	Simultaneous broadcasting in landscape and vertical formats | Automatic layout adaptation
AI Highlights	Automatic highlight detection | Vertical-format crops | Branded captions | Editable output
Engagement Widgets	On-screen QR codes | Teleprompter | Audience Q&A

Q12026 — 10+ IMPROVEMENTS

Customization	Webcam filters and controls | Ticker position and scroll speed | Guest welcome and farewell cards
Visual Identity	Refreshed logo, user interface, marketing site, and brand guidelines

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We describe some of the improvements we have made in greater detail below.
Organization
Upon acquisition closing, the StreamYard organization was divided into highly specialized teams. In our view, this setup required a greater overall headcount and led to local, rather than global, prioritization decisions, without delivering commensurate benefits. In addition, there was a large general and administrative function.
We reorganized the business, reducing the number of full-time equivalent team members dedicated to StreamYard from 154 at the time of acquisition to 44 (most of whom were Spooners) at the end of 2024, less than one year later, a reduction of 71%. In the process, we absorbed nearly all general and administrative activities into existing teams across Bending Spoons. We also shifted to a structure with fewer, more talent-dense teams, each with broader responsibilities and higher levels of autonomy. We believe these changes increased execution speed and quality, as reflected in the progress described below.
Technology
Once the reorganization was underway, we began addressing cost inefficiencies. We terminated vendor contracts for services we deemed unnecessary or that could be replaced with our proprietary technologies, and consolidated some remaining contracts into existing agreements at the level of Bending Spoons as a whole, leveraging our scale to secure more favorable terms. At the same time, we implemented targeted engineering initiatives, including deleting multiple petabytes of unused recording files and developing an automation to adjust cloud resources in real time based on workload requirements. Together, these actions contributed to lowering IT infrastructure expense as a percentage of revenue by 65% in 2025 compared to 2023, the last full pre-acquisition year.
Reliability is particularly critical for StreamYard, as customers depend on uninterrupted live-streaming performance to reach their audiences. Accordingly, we strengthened monitoring systems to detect issues promptly. We also introduced AI agents to analyze logs and codebases, enabling faster identification of root causes and resolution of incidents. As a result of these and other initiatives, the incident rate was approximately 75% lower in 2025 than in 2023.
We further improved the development experience by redesigning StreamYard’s rollback tools and processes. Together with strengthened monitoring, this reduced the need for lengthy pre-release cycles, shortening them from weeks prior to the acquisition to hours at the end of 2025. In turn, the shorter pre-release cycles enabled an acceleration in product development, which we discuss next.
Product
Armed with a more fit-for-purpose technological foundation, we invested in elevating StreamYard’s already compelling product offering, addressing both significant gaps and areas of under-optimization.
One such gap concerned viewing formats. Live content is increasingly consumed in portrait mode, whereas at acquisition StreamYard focused primarily on landscape broadcasting. We introduced multi-aspect-ratio streaming, enabling users to automatically generate a portrait-optimized version of a livestream alongside the standard landscape format, without additional effort. Implementing this feature required rethinking layout logic and real-time rendering to support multiple synchronized outputs. In Q1 2026, 13% of subscribers leveraged this capability.
We also enhanced user workflows through AI. Many streamers extend the reach of their content by publishing short excerpts after a broadcast concludes, but extracting highlights from hour-long sessions is tedious and time-consuming. We developed functionality that automatically analyzes video and transcripts, identifies key moments, reformats content into a vertical layout, and generates short, shareable segments. In Q1 2026, 31% of subscribers used this feature.
In parallel, we upgraded audio and video quality. In its early years, StreamYard delivered lower quality to reduce IT infrastructure costs and technical complexity. As more sophisticated streamers grew to represent a larger portion of the user base, this trade-off became suboptimal. We reengineered encoding and bandwidth management systems to support higher audio and video bitrates, maintaining full resolution from capture to live delivery.

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Beyond these initiatives, we shipped more than 50 additional product improvements in 2024 and 2025, including cross-platform chat overlays, expanded streaming destinations, studio workflow enhancements, and multiple usability refinements. These updates were delivered to reinforce retention while broadening StreamYard’s relevance across use cases.
Marketing and monetization
At the time of acquisition, a significant portion of paid advertising was unprofitable, while the profitable portion had further scaling potential. We paused advertising spend altogether and rebuilt the customer acquisition pipeline using our expertise and proprietary technologies. As a result, in 2025 compared to 2023 (the last full pre-acquisition year), we estimate that paid advertising generated 142% more new registered users, despite advertising spend being 11% lower.
We also strengthened monetization through extensive experimentation and guided by insights from our proprietary data. In 2024 and 2025, we launched more than 140 tests across onboarding flows, paywall design, subscription periodicity, pricing, and checkout optimization. Together with our product initiatives, these efforts increased the conversion rate from organic registered users to subscribers by 66% in 2025 relative to 2023.
Finally, in many cases, individual subscription plans were cannibalizing potential enterprise revenue. We implemented an automated system to detect business-like usage patterns, helping ensure that enterprise customers were assigned appropriate plans in accordance with StreamYard’s terms. Our monetization initiatives, including this more effective customer segmentation, resulted in average revenue per monthly active user being 64% higher in 2025 than in 2023.
The impact of AI
Since our founding, we have endeavored to be at the cutting edge of relevant technology. AI is no exception: For years, we have been leveraging it to enhance products, optimize marketing and monetization, and improve productivity. Many of our proprietary technologies incorporate AI. Our team of Spooners includes hundreds of talented and motivated software engineers, data scientists, and AI research engineers.
In our view, as with prior technological transitions, some companies will lag in leveraging AI while others will advance rapidly. Given the transformative potential of AI, companies that adapt effectively may realize enormous benefits. Supported by our Platform, Bending Spoons has an opportunity to be among these companies.
Seizing AI-driven opportunities
Below, we describe the main ways in which we believe we will benefit from progress in AI.
Capabilities advantage
AI can enable new features and improve existing functionality across the products we own, as well as many of those within our addressable market. It can also support more efficient marketing and monetization. This potential is reflected in the AI-based features we have introduced at Remini, Evernote, and StreamYard (among other businesses), in the AI-driven evolution of our proprietary technologies, and in the growth we have experienced, which has benefited from these initiatives.
In light of our track record, we believe our talent density, culture, and technological and data assets and sophistication position us well to continue capitalizing on these opportunities. Therefore, as AI advances, our ability to enhance the products, marketing, and monetization of acquired businesses following their integration into our Platform may improve, which could accelerate our growth.
Productivity advantage
AI has also driven meaningful productivity gains for us. For example, while difficult to measure precisely, the speed at which Bending Spoons engineers develop software has increased materially in recent years — rising manifold for certain tasks, such as exploring and updating large legacy codebases with which they are not yet fully familiar. We estimate that the share of pull requests authored or coauthored by AI increased from less than 10% in Q1 2025 to more than 90% by the end of Q1 2026, with around 70% authored by AI alone.

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Unlocking these gains has required multiple years of investment in proprietary technologies, the embedding of third-party solutions, and adjustments to our engineering culture. In achieving these outcomes, our Platform has been key. As a result, we expect that, for many businesses within our addressable market, integration into our Platform would lead to a significant AI-driven productivity improvement, and that advances in AI may enhance this effect over time.
Operational scalability
We have occasionally passed on acquisition opportunities due to insufficient Spooner capacity to manage additional transformations. As AI enables us to do more with fewer people, this operational constraint may ease, thereby improving the scalability of our acquisition and transformation model.
Willingness to sell among target businesses
We believe that many businesses within our addressable market lack the foundations required to fully capitalize on AI, exposing them to a heightened risk of disruption. When such businesses also operate in narrow segments, the lack of diversification can further amplify the adverse consequences of AI-driven disruption. Taken together, these factors could increase certain owners’ willingness to sell, and contribute to lower valuation levels.
Our Platform and diversified portfolio put us at an advantage. Therefore, as we continue to execute with discipline and long-term orientation, this environment may provide opportunities for us to acquire attractive businesses at favorable valuations, potentially accelerating our growth.
Mitigating AI-driven risks
While we believe that AI creates an enormous opportunity for us, it also introduces uncertainty. For example, it makes design and software development easier and cheaper, thereby lowering technical barriers to entry, and it enables novel forms of competition, including through general-purpose AI chatbots.
In our view, these risks are mitigated by several factors, including the following:
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Diversification. We operate businesses addressing a wide range of use cases, and our diversification reduces the exposure to AI-driven risks for Bending Spoons as a whole.

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AI as a pre-acquisition consideration. We evaluate the risk of disruption from advances in AI as part of our acquisition process, and have done so for years. We favor businesses for which this risk is limited once integrated into our Platform.

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Modest reliance on technical barriers to entry. Many digital products have long been relatively inexpensive to replicate from a design and software development perspective. Accordingly, for most of our businesses, as well as for a substantial portion of those within our addressable market, customer retention is not primarily driven by a scarcity of technically viable and lower-priced alternatives.

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Modest susceptibility to replacement by general-purpose AI chatbots. We see the risk of replacement by general-purpose AI chatbots as limited for use cases that require specialized experiences (such as StreamYard’s and Vimeo’s video management and streaming solutions), that rely on information not broadly accessible or reproducible (such as AOL’s email history and komoot’s user-generated, hyper-local content), or where strong brand or network effects apply (such as for Eventbrite’s organizer–attendee and WeTransfer’s sender–recipient dynamics). Consequently, we expect that most of our businesses, as well as a substantial portion of those within our addressable market, will avoid replacement in the foreseeable future.

To date, we believe our portfolio of businesses has benefited from advances in AI.
Divestitures
We have never sold a material business, nor do we expect to do so frequently in the future, for the following reasons:
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Strong ownership economics. We strive to be among the best operators of digital businesses globally,

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and we believe we have built a competitive advantage in pursuing this objective. As a result, we are unlikely to encounter potential acquirers who could reasonably expect to generate more value from one of our businesses than we do ourselves — and who could therefore justify a compelling offer.
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Cultural continuity. We believe Spooners tend to feel a more pronounced sense of belonging to Bending Spoons as a whole than to any of our businesses. Additionally, Spooners are aware that they will likely rotate across our portfolio over time. Transferring Spooners to an acquirer would therefore conflict with that implicit understanding and, in our view, risk harming our culture.

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Deep integration. Our businesses are integrated into our Platform. Disentangling them would be costly and time-consuming.

Competition
In pursuing acquisitions, we compete with other bidders. These bidders have typically been financial sponsors, although strategic acquirers have also participated. Whether we acquire a target business depends primarily on the price we offer and our reputation as a trustworthy bidder. We believe our Platform provides us with a distinctive advantage: If we can improve an acquired business to a greater extent than alternative bidders, we expect to often prevail in competitive processes while generating attractive returns for our shareholders. This has been our experience to date.
Each of our businesses competes for customers within its respective markets. For example, AOL competes with email services (such as Gmail and Outlook), news portals (such as Apple News and Google News), and search engines (such as Bing and Google Search). Vimeo competes with video hosting, management, and streaming solutions (such as Cloudflare Stream and IBM Video Streaming). WeTransfer competes with digital file storage and distribution tools (such as Google Drive and Smash). Our businesses’ ability to compete depends on multiple factors, including brand strength and the breadth, quality, and pricing of their product offerings. We believe our Platform helps our businesses serve customers effectively.
We generate most of our advertising revenue through intermediaries such as programmatic networks and media agencies. In these cases, we do not interact directly with advertisers. We also sell a portion of our advertising inventory directly to advertisers, primarily on WeTransfer. Whether or not we have a direct relationship with an advertiser, we compete for advertising budgets against alternative marketing investments. We believe our ability to compete depends primarily on the strength of our product brands and the performance that advertising on our properties delivers. As the scale of our advertising inventory increases and our capabilities in this area improve, we expect to serve advertisers more effectively.
Finally, we compete to hire and retain talented, driven, and collaborative individuals as Spooners. Our ability to do so depends on offering attractive compensation, a stimulating work environment, and compelling career opportunities. We believe our Platform supports us in this regard. In particular, the candidates we seek to hire often value the talent density at Bending Spoons, a culture that emphasizes truth-seeking and extreme ownership, a high-performance and meritocratic environment, and the ability to rotate across multiple businesses over time.
Intellectual property
We seek to protect our intellectual property through trademark, copyright, patent, and trade secret laws, as well as design and database rights. To do so, we rely on a combination of intellectual property registrations, assignment and nondisclosure agreements with team members and third parties, other contractual restrictions, and technological measures, among other safeguards.
For example, we hold several trademark registrations and pending trademark applications in the U.S. and elsewhere, including material word marks and logos of AOL, Bending Spoons, Brightcove, Eventbrite, Evernote, Harvest, komoot, Remini, StreamYard, Vimeo, and WeTransfer. We also have several issued patents and pending patent applications in the U.S. and elsewhere. We do not consider any individual patent or patent application to be material. In addition, we maintain a portfolio of internet domain names that we use, or intend to use, in our business.

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Real estate
We are headquartered in Milan, Italy, where we occupy approximately 40,000 square feet of office space under a lease agreement that expires on November 30, 2030 and may be renewed for an additional six years. On October 10, 2025, we entered into another lease agreement in Milan for approximately 100,000 square feet of office space, which expires on August 19, 2035 and may be renewed for an additional six years.
In London, U.K., we occupy approximately 17,000 square feet of office space under a lease agreement that expires in 2035.
We also lease or have service memberships for offices in Madrid, Spain, New York, U.S., and elsewhere. We do not consider these lease or service membership agreements material. We do not own any real estate.
We intend to expand our office footprint to support our growth, and believe that suitable additional or alternative space will be available on commercially reasonable terms as needed.
Regulation
We are subject to the laws and regulations of various jurisdictions, including Italy, the E.U., the U.K., and the U.S., in areas such as privacy, data protection and security, intellectual property, artificial intelligence, consumer protection, advertising, product and content, competition, economic and trade sanctions, import and export controls, anti-bribery and anti-corruption, national security and foreign investment, sustainability and climate, employment and labor, and taxation.
The legal and regulatory frameworks applicable to our business differ across jurisdictions. Some may be more restrictive than others or may impose overlapping or conflicting requirements. Moreover, these laws and regulations may evolve, be interpreted, or be applied in ways that could adversely affect us.
Legal proceedings
We are involved in, and may in the future be involved in, claims, legal proceedings, and regulatory investigations or inquiries arising in the ordinary course of business. Although the outcome of any such matters cannot be predicted with certainty, we do not believe that the resolution of any currently pending matters, individually or in the aggregate, is likely to have a material adverse effect on our business.

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Management
Executive officers and board of directors
The following table provides information regarding our executive officers and board of directors as of           , 2026:
Name	Age	Position
Luca Ferrari	41	Chair of the board of directors, co-founder, and chief executive officer
Francesco Mancone	31	Chief technology officer
Enrico Martinelli	34	Co-chief financial officer
Francesco Patarnello	40	Executive director, co-founder, and head of business acquisitions
Ignacio José Pereira	37	General counsel
Davide Giorgio Andrea Scarpazza	36	Co-chief financial officer
Matteo Danieli	41	Director
Joshua James Motta	42	Director
Robert J. Mylod Jr.	59	Director
Donald D. O'Neal	65	Director
Leah Schwartz	37	Director
Stephen Sinwell	65	Director
Paola Tagliavini	57	Director
The following is a summary of the business experience of our executive officers and directors. Unless otherwise indicated, their current business address is Via Nino Bonnet 10, 20154 Milan, Italy.
Executive officers
Luca Ferrari co-founded Bending Spoons and has served as our chief executive officer and on our board of directors since June 2013. From 2010 to 2012, he worked as an associate at McKinsey & Company. He co-founded Evertale, a startup developing an AI-based self-writing diary application, where he worked from 2010 to 2013. From 2018 to 2021, he served as director at WeRoad, a social adventure travel company that organizes group trips for travelers. Mr. Ferrari holds a Master of Science in Telecommunications Engineering from the Technical University of Denmark, and a Master of Science in Electrical & Electronics Engineering, and Bachelor of Science in Information Engineering from the University of Padua, Italy, each with honors.
Francesco Mancone has served as our chief technology officer since November 2023. He joined Bending Spoons in February 2019, and has served within our data science, marketing, and software engineering functions. Mr. Mancone holds a Master of Science in Computer Engineering and a Bachelor of Science in Information Engineering from the University of Padua, Italy, each with honors.
Enrico Martinelli has served as our co-chief financial officer since September 2025, and he is responsible for accounting and financial reporting.  He joined Bending Spoons in September 2015, and has served within our AI, data science, and software engineering functions. Mr. Martinelli holds a Master’s degree in Software Engineering from Politecnico di Milano, Italy and a Bachelor’s degree in Software Engineering from Università di Modena e Reggio Emilia, Italy, each with honors.
Francesco Patarnello co-founded Bending Spoons and has served as our head of business acquisitions and on our board of directors since June 2013. He co-founded Evertale, a startup developing an AI-based self-writing diary application, where he served as chief executive officer from 2010 to 2013. Mr. Patarnello holds a Master of Science in Telecommunications Engineering from the Technical University of Denmark and a Master of Science in Electronics Engineering from the University of Padua, Italy, each with honors.
Ignacio José Pereira has served as our general counsel since December 2022. He joined Bending Spoons in August 2019, serving as legal counsel. From 2018 to 2019, he served as Project Leader, Legal Support

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
for Digital Innovation at the law firm BonelliErede in Milan, Italy. From 2012 to 2016, he worked in private practice in Buenos Aires, Argentina. Mr. Pereira holds a Master of Laws in Law, Science and Technology from Stanford Law School and a law degree from Universidad Torcuato Di Tella in Buenos Aires, Argentina. He is admitted to the State Bar of California and is a Certified Information Privacy Professional/Europe by the International Association of Privacy Professionals.
Davide Giorgio Andrea Scarpazza has served as chief financial officer since joining Bending Spoons in August 2016, and is responsible for financing and tax. From 2014 to 2016, he worked as a consultant at Oliver Wyman. Mr. Scarpazza holds a Master’s degree in Economics and Law and a Bachelor’s degree in Business Administration and Management from Università Bocconi in Milan, Italy, each with honors.
Non-executive directors
Matteo Danieli co-founded Bending Spoons and has served on our board of directors and within our product function since June 2013. He co-founded Evertale, a startup developing an AI-based self-writing diary application, where he served as chief technology officer from 2011 to 2013. Mr. Danieli holds a Master of Science in Telecommunications Engineering from the Technical University of Denmark, and a Master of Science in Telecommunications Engineering and Bachelor of Science in Information Engineering from the University of Padua, Italy, each with honors.
Joshua James Motta has served on our board of directors since September 2025. Mr. Motta co-founded and has served as chief executive officer of Coalition, Inc., a cyber insurance and security company, since 2017. Prior to founding Coalition, he worked at Cloudflare, at Francisco Partners, and in the Goldman Sachs Investment Banking Division. Since August 2024, Mr. Motta has served as an Advisory Board Member of the College Advisory Council at The University of Chicago. He holds a Bachelor of Arts from The University of Chicago, where he graduated with honors and was elected to Phi Beta Kappa.
Robert J. Mylod Jr. has served on our board of directors since July 2024. He also serves on the boards of Booking Holdings, Inc., Vroom, Inc., StockX Inc., and Southern Bancshares, Inc. Since 2012, he has served as Managing Partner at Annox Capital Management, Inc., a venture capital investment firm. From 1999 to 2011, he served as Chief Financial Officer and Vice Chairman of Booking Holdings, Inc. Mr. Mylod holds a Master of Business Administration from the University of Chicago Booth School of Business and a Bachelor of Arts in English from the University of Michigan.
Donald D. O’Neal has served on our board of directors since February 2026. From 1985 to 2025, he served as a Partner at Capital Group, Inc., a global investment management firm. He served as a director of the Growth Fund of America from 1998 to 2024, Investment Company of America from 1996 to 2020, Salzburg Global Seminar from 2007 to 2019, and American Funds Insurance Series — Growth-Income Fund from 2002 to 2018. Mr. O'Neal holds a Master of Business Administration from Stanford University and a Bachelor of Science in Nuclear Engineering from the University of California, summa cum laude. He is a Chartered Financial Analyst.
Leah Schwartz has served on our board of directors since July 2024. She joined Allen & Company in 2016, where she is a Managing Director. From 2011 to 2014, she worked at Goldman Sachs. Ms. Schwartz holds a Bachelor of Arts in Social Studies from Harvard University, where she graduated magna cum laude and was elected to Phi Beta Kappa.
Stephen Sinwell has served on our board of directors since November 2025. He spent 39 years at Deloitte LLP, serving as Vice Chair and Senior Partner from 2021 until his retirement in 2023, and previously as lead client service partner to several of Deloitte's largest SEC clients. Mr. Sinwell holds a Bachelor's degree in Accounting and Computer Science from California State University. He is a Certified Public Accountant.
Paola Tagliavini has served on our board of directors since March 2026. She serves as a non-executive director of Intesa Sanpaolo S.p.A. and Saipem S.p.A., and as Chair of the audit committee of Rai Way S.p.A. She is a faculty member at Bocconi University and SDA Bocconi, where she has taught risk management, internal controls, and audit-related courses since 1993. Ms. Tagliavini holds a degree in Business Administration from Bocconi University in Milan, Italy, with honors. She is registered in the Italian register of auditors (registro dei revisori legali).

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Family relationships
There are no family relationships among any of our executive officers or directors.
Composition of our board of directors
The Italian Civil Code provides for three alternative corporate governance systems for a company’s management and control, consisting of, respectively (1) a board of directors and a board of statutory auditors, (2) a management board and a supervisory board, or (3) a board of directors and an audit committee (comitato per il controllo sulla gestione).
On April 23, 2026, in connection with the approval of our Bylaws and subject to and with effect from the effective date of this registration statement, we adopted the corporate governance system with a board of directors and an audit committee. The board of directors will be elected by the shareholder meeting, and the audit committee will be, in turn, elected by the board of directors from among its members.
We expect our board of directors that will take office subject to and with effect from the effective date of this registration statement to consist of           members. At least one third of the members of our board of directors, rounded up to the highest number, must meet the independence requirements set forth by our Bylaws and the Italian Civil Code. Our board of directors is expected to determine that           do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities as directors and that each of these directors is an “independent” director as defined under Nasdaq rules, our Bylaws, and the Italian Civil Code.
Audit committee
We expect that our board of directors that will take office subject to and with effect from the effective date of this registration statement will elect an audit committee.
The audit committee, which is expected to consist of             ,       ,       and                 , will oversee our compliance with the law and the Bylaws, our adherence to sound management principles, as well as our organizational, administrative, and accounting system. The audit committee may perform additional activities upon the request of our board of directors.              will serve as chair of the audit committee. The audit committee will consist exclusively of members of our board of directors who are financially literate              is considered an “audit committee financial expert” as defined by the SEC, while              is registered in the Italian register of auditors (registro dei revisori legali). Our board of directors has determined that             ,                   , and                       each satisfies the independence requirements under Rule 10A-3 under the Exchange Act, the Italian Civil Code, and Nasdaq independence rules. The audit committee will be governed by a charter that is consistent and complies with applicable law and Nasdaq rules.
Duties of directors
Under Italian law, the board of directors is generally responsible for the management of the company. The board may take all actions it deems useful and appropriate to achieve the corporate purpose, except for matters reserved for our shareholders under our Bylaws and applicable law. Directors must generally act with care, in the company’s interest, without pursuing personal interests, and on an informed basis.
The applicable standard of conduct is assessed on a case-by-case basis, taking into account, among other factors, the characteristics of the company, the specific tasks and responsibilities assigned to each director, and each director’s experience and qualifications.
Directors are also subject to a number of statutory duties, including obligations relating to the maintenance of corporate books and records, the preparation and filing of annual financial statements, the convening of shareholder meetings when required, and the monitoring of the company’s financial position.
To the extent permitted by our Bylaws and applicable law, the board of directors may delegate its authority and responsibility to one or more of its members or to an executive committee from among its members.

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Election of directors
Pursuant to our current bylaws, which will be amended and restated subject to and with effect from the effective date of this registration statement, all members of our board of directors are elected by the holders of our Class A shares by a majority vote. If, for two consecutive meetings, the members of our board of directors are not elected by the holders of our Class A shares by a majority vote, they are instead elected at a shareholder meeting with the majorities required under applicable law. The board of directors that will take office as of the effective date of this registration statement was elected in accordance with these provisions on           . Any future election of a member of our board of directors will be governed by our Bylaws. For additional information, see Description of share capital and bylaws.
Code of conduct
We have adopted a code of business conduct and ethics that addresses, among other things, conflicts of interest, compliance matters, and other company policies such as equal opportunity and non-discrimination standards. Our code of conduct applies to all of our executive officers, directors, and other team members.
Upon our listing on Nasdaq, our code of business conduct and ethics will be available on our website. In addition, we intend to post on our website all disclosures that are required by law or the Nasdaq rules concerning any amendments to, or waivers from, any provision of the code.
Foreign private issuer status
As a foreign private issuer whose shares will be listed on Nasdaq, we will have the option to follow certain Italian corporate governance practices rather than certain Nasdaq requirements applicable to domestic issuers. We intend to rely on this “foreign private issuer exemption” with respect to the following requirements:
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Nasdaq Rule 5605(b)(2), which requires that independent directors regularly meet in executive session, where only independent directors are present. Our independent directors may choose to meet in executive session at their discretion.

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Nasdaq Rule 5605(d)(2), which requires that a listed company have a compensation committee composed of entirely independent directors. Under Italian law, we are not required to establish internal board committees apart from the audit committee (comitato per il controllo sulla gestione).

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Nasdaq Rule 5605(e), which requires that director nominees must either be selected, or recommended for the board’s selection, either by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or a nomination committee comprised solely of independent directors. Under Italian law, we are not required to establish internal board committees apart from the audit committee (comitato per il controllo sulla gestione).

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Nasdaq Rule 5620(c) regarding quorum requirements applicable to meetings of shareholders. Such quorum requirements are not required under Italian law. The quorum requirements as set forth in our Bylaws and Italian law apply.

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Nasdaq Rule 5635(a) regarding shareholder approval requirements in connection with an acquisition of shares or assets of another company where any director, officer, or substantial shareholder has a 5% or greater interest in the target company or the consideration to be received, or that involves the issuance of 20% or more of the acquirer’s shares or voting rights.

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Nasdaq Rule 5635(c) regarding shareholder approval requirements for the issuance of securities in connection with a stock option or purchase plan that is established or materially amended, or other equity compensation arrangement that is established or materially amended.

Although we may rely on certain home country corporate governance practices, we will be required to comply with Nasdaq’s Notification of Noncompliance requirement (Nasdaq Rule 5625) and the Voting Rights requirement (Nasdaq Rule 5640). Further, we must have an audit committee that satisfies Nasdaq Rule 5605(c)(3), which addresses audit committee responsibilities and authority and requires that the audit committee consist of members who meet the independence requirements of Nasdaq Rule 5605(c)(2)(A)(ii).
Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other Nasdaq listing requirements. Upon the effectiveness of this registration statement,

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we will be subject to both the provisions of the Italian Civil Code that apply to joint stock companies and to companies listed on a regulated market (società che fanno ricorso al mercato del capitale di rischio). As described in more detail in Description of share capital and bylaws, these provisions differ in a number of ways from those applicable to U.S. domestic companies under the rules of Nasdaq. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on Nasdaq, may provide less protection than is accorded to investors under Nasdaq listing requirements applicable to domestic issuers.
We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of SOX, the rules adopted by the SEC, and Nasdaq listing standards.
As a foreign private issuer, our officers and directors will be subject to Section 16(a) reporting requirements on Forms 3, 4 and 5 with regard to the disclosure of their beneficial ownership and changes in ownership of our securities. However, these officers and directors will not be subject to short-swing profit and short sale reporting obligations under Sections 16(b) and (c) of the Exchange Act.
Executive officer and director compensation
For 2025, the total compensation for our executive officers and directors was approximately $10.8 million, of which approximately $2.2 million was received in cash. The total amount set aside or accrued by us to provide pension, retirement, or similar benefits (trattamento di fine rapporto) to our executive officers and directors with respect to 2025 was approximately $0.2 million.
Executive officer agreements
We have entered into employment agreements with our executive officers other than Luca Ferrari, our chief executive officer, and Francesco Patarnello, our head of business acquisitions. These agreements follow the applicable Italian industry-wide collective bargaining agreements for matters not specifically covered, such as notice periods and holiday entitlement. Our agreements with such executive officers also contain customary provisions regarding confidentiality of information and assignment of intellectual property rights. However, the enforceability of such provisions may be limited under applicable law.
Equity compensation
We have granted stock options to purchase Class X-1 and Class X-2 shares to eligible team members, including our executive officers, under our stock option plans (the “Stock Option Plans”). Upon the effectiveness of our Bylaws and the completion of this offering, all outstanding options granted under the Stock Option Plans will convert into options to purchase our ordinary shares.
The Stock Option Plans are administered by our board of directors. Stock options are generally granted in connection with a participant’s election to receive a portion of their cash compensation in the form of options for a specified period.
Stock options vest over time in accordance with their terms. Vested options, and in certain circumstances a limited portion of unvested options, may be exercised during designated exercise windows. These include an annual exercise window and an exercise window in connection with a change of control or listing event (each as defined in the Stock Option Plans). Exercise is subject to payment of the applicable exercise price and required tax withholding. In the case of a change of control or listing event, exercise is also conditioned upon the consummation of the transaction.
Under the Stock Option Plans, following the expiration of an exercise window in connection with a change of control or listing event, we may elect to redeem vested stock options and eligible unvested options that remain unexercised at a price equal to the per-share value determined in the applicable transaction, less the exercise price. For options granted instead of cash compensation, the redemption price may not be less than the amount of compensation waived in connection with the grant. This offering will constitute a listing event under the Stock Option Plans.
As of , 2026, stock options to purchase an aggregate of              shares were outstanding under the Stock Option Plans at a weighted-average exercise price of approximately $      per share.

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The equity interests held by executive officers and directors pursuant to the arrangements described in this section are included in Principal and selling shareholders below.
Warrants
We have granted warrants to members of our and our subsidiaries’ boards of directors. Similar to our Stock Option Plans, eligible directors may elect to receive all or a portion of their cash compensation in the form of warrants for a specified period. The warrants generally vest on a monthly basis and may be exercised in connection with a change of control or listing event.
As of                   , 2026, warrants to purchase an aggregate of              shares with a weighted-average exercise price of           were outstanding.
2026 equity compensation plan
In connection with this offering, we intend to adopt the 2026 Equity Compensation Plan, under which we may provide cash and equity grants to eligible service providers. The material terms of the 2026 Equity Compensation Plan have not yet been determined.
Insurance and indemnification
On or before the time of effectiveness of this registration statement, we will enter into indemnification agreements with our executive officers and directors. These indemnification agreements will require us to indemnify our executive officers and directors to the fullest extent permitted by law. Under Italian law, indemnification is not permitted, among other cases, for acts or omissions involving willful misconduct or gross negligence, or for liability of an executive officer or director toward the company.
Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and directors or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
We maintain insurance policies relating to certain liabilities that our executive officers and directors may incur in such capacity.
In any underwriting agreement we enter into in connection with the sale of the ordinary shares being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our executive officers, directors, and persons who control us within the meaning of the Securities Act against certain liabilities.

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Unaudited pro forma condensed combined financial information
The Unaudited Pro Forma Condensed Combined Financial Information has been prepared to illustrate the effect of our acquisitions of AOL Holdco I LLC (the “AOL Acquisition”), Eventbrite, Inc. (the “Eventbrite Acquisition”), and Vimeo, Inc. (the “Vimeo Acquisition”), which were completed on January 2, 2026, March 10, 2026, and November 24, 2025, respectively.
We funded the purchase price for the acquisitions of AOL Holdco I LLC, Eventbrite, Inc., and Vimeo, Inc., which were of $1,454.5 million, $504.6 million, and $1,358.7 million, respectively, with a combination of: (1) the proceeds of €300 million ($339 million) from Euro denominated term loan B facility, dated January 30, 2026 (the “EUR TLB”), (2) the proceeds of $950 million from U.S. denominated term loan B facility, dated January 2, 2026 (the “USD TLB”), (3) the proceeds of $660 million from U.S. denominated term loan A facility, dated January 2, 2026 (the “USD TLA”), (4) the proceeds for a total of €476 million ($538 million) from Euro denominated term loan A facilities granted on November 17, 2025 and December 23, 2025 (the “Facility A2 – Tranche 1” and “Facility A2 – Tranche 2,” respectively), and (5) $831 million of cash on hand.
The Unaudited Pro Forma Condensed Combined Financial Information for the year ended December 31, 2025, has been derived from: (i) the audited historical consolidated financial statements of Bending Spoons S.p.A. as of and for the year ended December 31, 2025; (ii) the audited combined historical financial statements of AOL Holdco II LLC as of and for the year ended December 31, 2025; (iii) the audited historical consolidated financial statements of Eventbrite, Inc. as of and for the year ended December 31, 2025, not included in this prospectus; and (iv) the unaudited historical interim consolidated financial statements of Vimeo, Inc. as of and for the nine months ended September 30, 2025, as adjusted to give effect to the acquisitions and the related financing described under Unaudited pro forma condensed combined financial information — Description of the transactions below.
The unaudited pro forma condensed combined income statement for the year ended December 31, 2025 gives effect to the acquisitions and the related financing described under Unaudited pro forma condensed combined financial information — Description of the transactions below as if they occurred on January 1, 2025. The unaudited pro forma condensed combined income statement for the year ended December 31, 2025, does not include the Vimeo, Inc. income statement for the period from October 1, 2025 to November 23, 2025, while it includes the transaction related adjustments for the period from January 1, 2025 to the acquisition date.
No unaudited pro forma combined balance sheets as of December 31, 2025 and March 31, 2026 are included as the acquisitions occurred prior to such date and our unaudited balance sheet (to be included in a subsequent amendment that will include financial information for the three months ended March 31, 2026) reflects the acquisitions.
The Unaudited Pro Forma Condensed Combined Financial Information only presents the pro forma effects of the acquisitions and the related financing described under Unaudited pro forma condensed combined financial information — Description of the transactions below and does not give effect to this offering, the payment of related costs, fees, premiums, and expenses in connection therewith, or the other related acquisitions and the related financing described in this prospectus or otherwise in connection with any of the foregoing.
Assumptions underlying the pro forma adjustments are described in the accompanying notes, which are an integral part of the Unaudited Pro Forma Condensed Combined Financial Information.
The Unaudited Pro Forma Condensed Combined Financial Information has been prepared in accordance with Article 11 of Regulation S-X to give effect to the acquisitions and the related financing described under Unaudited pro forma condensed combined financial information — Description of the transactions below.
The Unaudited Pro Forma Condensed Combined Financial Information should be read in conjunction with:
•
Our audited consolidated financial statements as of and for the years ended December 31, 2023, 2024, and 2025.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
•
The AOL Holdco II LLC audited combined financial statements as of and for the years ended December 31, 2024 and 2025 (the “AOL Financial Statements”).

•
The Eventbrite, Inc. audited financial statements as of and for the years ended December 31, 2023, 2024, and 2025 (the “Eventbrite Financial Statements”) included in Eventbrite, Inc.’s annual report on Form 10-K for the year ended December 31, 2025. Such annual report is not included in this prospectus as the Eventbrite Acquisition is not significant pursuant to Rule 3-05 of Regulation S-X, while Eventbrite, Inc.’s income statement has been included in the unaudited pro forma condensed combined income statement for the year ended December 31, 2025 on a voluntary basis.

•
The Vimeo, Inc. audited financial statements as of and for the years ended December 31, 2023 and 2024, and unaudited interim financial statements as of September 30, 2025 and for the nine months then ended (the “Vimeo Financial Statements”).

•
The other information contained in this prospectus, including Risk factors, Summary consolidated financial data, and Management’s discussion and analysis of financial condition and results of operations.

The Unaudited Pro Forma Condensed Combined Financial Information is not necessarily indicative of what our results of operations would have been had the acquisitions and the related financing described under Unaudited pro forma condensed combined financial information — Description of the transactions below been completed as of the dates indicated and does not project our future financial position or operating results. The Unaudited Pro Forma Condensed Combined Financial Information have been compiled in a manner consistent with our accounting policies and are based on preliminary estimates and assumptions considered appropriate by our management and on the information available at the time of the preparation thereof. Any of these preliminary estimates and assumptions may change, be revised or prove to be materially different, and the estimates and assumptions may not be representative of facts existing at the time of the acquisitions. The pro forma adjustments are presented for compliance purposes only. Our actual financial condition and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.  See Risk factors — Our Unaudited Pro Forma Condensed Combined Financial Information in this prospectus does not reflect our actual results of operations or financial condition and is not representative of our future results.
Description of the transactions
On September 10, 2025, we entered into a definitive agreement to acquire Vimeo, Inc. and the acquisition was completed on November 24, 2025.
On October 29, 2025, we entered into a definitive agreement to acquire AOL Holdco I LLC, and the acquisition was completed on January 2, 2026.
On December 1, 2025, we entered into a definitive agreement to acquire Eventbrite, Inc. and the acquisition was completed on March 10, 2026.
Each of the acquisitions of AOL Holdco I LLC and Vimeo, Inc. is considered a significant acquisition pursuant to Rule 3-05 of Regulation S-X.
See Note 5 to our audited consolidated financial statements as of and for the years ended December 31, 2023, 2024 and 2025 for a description of our acquisitions.
As of the date of this prospectus, AOL Holdco I LLC, Eventbrite, Inc., and Vimeo, Inc. are wholly owned indirect subsidiaries of Bending Spoons S.p.A.

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Bending Spoons S.p.A.’s
unaudited pro forma combined income statement for the year ended December 31, 2025
	For the year ended December 31, 2025
		Eventbrite Acquisition			AOL Acquisition			Vimeo Acquisition
	Bending Spoons historical	Eventbrite historical (as adjusted)	Eventbrite acquisition transaction related adjustments	Note	AOL historical (as adjusted)	AOL acquisition transaction related adjustments	Note	Vimeo historical (as adjusted)	Vimeo acquisition transaction related adjustments	Note	Financing transaction related adjustments	Note	Pro forma combined
		Note 2	Note 3		Note 4	Note 5		Note 6	Note 7		Note 8		Note 9
	$ thousands, except share and per-share data
Revenue	1,306,404	291,843			633,365			313,440					2,545,052
Cost of revenue	(449,134)	(99,517)	(28,213)	(A)	(172,332)	(6,214)	(A)	(70,079)	(27,190)	(A)			(852,678)
Gross profit	857,270	192,326	(28,213)		461,033	(6,214)		243,361	(27,190)				1,692,374
Research and development expense	(120,737)	(64,665)			(9,738)			(76,825)					(271,964)
Sales and marketing expense	(131,728)	(69,275)			(51,877)			(79,123)	4,563	(A)			(327,441)
General and administrative expense	(326,953)	(84,431)	(341)	(B)	(65,808)	(9,881)	(B)	(94,373)					(581,786)
Operating income	277,851	(26,044)	(28,554)		333,611	(16,095)		(6,960)	(22,628)				511,183
Interest expense	142,601	5,508			85,385	(85,385)	(C)				219,972	(A)	368,081
Other expense (income)	24,072	(22,508)			(3,338)			(8,249)					(10,022)
Income before tax	111,178	(9,045)	(28,554)		251,564	69,290		1,290	(22,628)		(219,972)		153,124
Income tax expense (benefit)	111,382	1,470	(7,710)	(C)	68,406	18,708	(D)	1,257	(6,121)	(B)	(59,392)	(B)	128,001
Net income (loss)	(204)	(10,515)	(20,844)		183,158	50,582		33	(16,507)		(160,579)		25,123
Net income (loss) attributable to non-controlling interests	(68)												(68)
Net income (loss) attributable to Bending Spoons shareholders	(137)												25,055

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
	For the year ended December 31, 2025
		Eventbrite Acquisition			AOL Acquisition			Vimeo Acquisition
	Bending Spoons historical	Eventbrite historical (as adjusted)	Eventbrite acquisition transaction related adjustments	Note	AOL historical (as adjusted)	AOL acquisition transaction related adjustments	Note	Vimeo historical (as adjusted)	Vimeo acquisition transaction related adjustments	Note	Financing transaction related adjustments	Note	Pro forma combined
		Note 2	Note 3		Note 4	Note 5		Note 6	Note 7		Note 8		Note 9
	$ thousands, except share and per-share data
Weighted-average shares outstanding, basic	1,161,998,035												1,161,998,035
Weighted-average shares outstanding, diluted	1,242,332,459												1,242,332,459
Earnings per share, basic	(0.00)												0.02
Earnings per share, diluted	(0.00)												0.02
For further information, please see the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Notes to unaudited pro forma condensed combined financial information
1.   Basis of presentation
The unaudited pro forma combined income statement for the year ended December 31, 2025 combines the historical consolidated income statement of AOL Holdco II LLC, Bending Spoons S.p.A., Eventbrite, Inc., and Vimeo, Inc. and has been prepared as if the acquisitions and the related financing described under Unaudited pro forma condensed combined financial information — Description of the transactions had occurred on January 1, 2025.
The Unaudited Pro Forma Condensed Combined Financial Information is being provided for compliance purposes only and does not represent our actual financial position or results of operations had the acquisitions and the related financing described under Unaudited pro forma condensed combined financial information — Description of the transactions occurred on the date specified, nor does it project results of operations or financial position for any future period or date.
The acquisition method of accounting for business combinations was used in accordance with ASC 805, Business Combinations. Based on the acquisition method of accounting, the consideration paid for each acquisition is allocated to its assets and liabilities based on their fair value as of the date of the completion of the acquisition. Under ASC 805, acquisition-related transaction costs and acquisition-related restructuring charges are not included as components of consideration transferred but are accounted for as expenses in the period in which the costs are incurred.
The process for estimating the fair values of identifiable intangible assets requires the use of significant estimates and assumptions, including estimating future cash flows and developing appropriate discount rates. The excess purchase price over the estimated amounts of identifiable assets of the subsidiaries acquired as of the effective date of the acquisitions were allocated to goodwill in accordance with the accounting guidance. The purchase price allocation and valuation of each of the acquisitions of AOL Holdco I LLC, Eventbrite, Inc., and Vimeo, Inc. are based on preliminary estimates, subject to final adjustments. Accordingly, the purchase accounting in the Unaudited Pro Forma Condensed Combined Financial Information is preliminary and will be adjusted upon completion of the final valuation. Such adjustments could be material.
For purposes of measuring the estimated fair value of the assets acquired as reflected in the Unaudited Pro Forma Condensed Combined Financial Information, in accordance with the applicable accounting guidance, we established a framework for measuring fair values. The applicable accounting guidance defines fair value as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Market participants are assumed to be buyers and sellers in the principal or most advantageous market for the asset or liability. Additionally, under the applicable accounting guidance, fair value measurements for an asset assume the highest and best use of that asset by market participants. As a result, we may be required to value assets of the acquired subsidiaries at fair value measures that do not reflect our intended use of those assets. Use of different estimates and judgments could yield different results.
The purchase price allocations for the acquisitions of AOL Holdco I LLC, Eventbrite, Inc., and Vimeo, Inc. are preliminary and have been prepared based on management's initial estimates and available information as of the date of this prospectus. The initial accounting for each business combination is incomplete due to the limited time elapsed between the respective acquisition dates and the date of this prospectus.
For each of AOL Holdco I LLC, Eventbrite, Inc., and Vimeo, Inc., the following items remain subject to finalization: (i) the identification and valuation of acquired intangible assets, including tradenames, developed technology, and customer relationships; and (ii) the resulting allocation to goodwill and the recognition of any associated deferred tax liabilities. The final fair values assigned to these assets and liabilities may differ materially from the preliminary amounts reflected in the Unaudited Pro Forma Condensed Combined Financial Information.
In order to finalize the purchase price allocations, we need to complete detailed valuation analyses for the identified intangible assets of each acquired entity, including the receipt of final third-party valuation reports. In accordance with ASC 805-10-25-15, we will finalize the purchase price allocation for each acquisition

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
within twelve months from the respective acquisition date. Any measurement period adjustments identified during this period will be recognized in the reporting period in which they are determined.
The final allocations could differ materially from the preliminary amounts currently used in the pro forma adjustments, primarily as a result of changes in the fair values assigned to acquired intangible assets, revisions to goodwill, and adjustments to deferred tax positions. Accordingly, the actual amortization charges and other adjustments reflected in our pro forma following finalization may differ from those presented herein.
The Unaudited Pro Forma Condensed Combined Financial Information does not account for the cost of any restructuring activities or impact of any synergies resulting from the acquisitions of AOL Holdco I LLC, Eventbrite, Inc., and Vimeo, Inc., other costs relating to the integration of the acquired companies, or other prior acquisitions by Bending Spoons.
We and each acquired company have not had any historical relationship prior to the respective acquisition date. Accordingly, no pro forma adjustments were required to eliminate activities between Bending Spoons and the acquired companies.
2.   Eventbrite historical (as adjusted)
The financial information below illustrates the impact of certain reclassifications made to the audited financial statements of Eventbrite, Inc. for the year ended December 31, 2025, prepared in accordance with GAAP and included elsewhere in this prospectus, to present them on a basis consistent with our accounting policies.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Eventbrite historical income statements presentation	Eventbrite income statements from January 1 to December 31, 2025	Accounting policy and reclassification adjustments	Note	Bending Spoons income statements presentation	Eventbrite income statements from January 1 to December 31, 2025 (as adjusted)
	$ thousands
Net revenue	291,843			Revenue	291,843
Cost of net revenue	(94,544)	(4,973)	(A)	Cost of revenue	(99,517)
Gross profit	197,299			Gross profit	192,326
Product development	(72,577)	7,912	(B)	Research and development expense	(64,665)
Sales, marketing and support	(81,172)	11,897	(C)	Sales and marketing expense	(69,275)
General and administrative	(69,644)	(14,787)	(D)	General and administrative expense	(84,431)
Total operating expenses	223,393
Loss from operations	(26,094)			Operating income	(26,044)
Interest income	14,223
Interest expense	(5,508)			Interest expense	(5,508)
Gain (loss) on debt extinguishment	5,821
Other income (expense)	2,513	(49)	(E)	Other expense (income)	(22,508)
Loss before income taxes	(9,045)			Income before tax	(9,045)
Income tax provision	1,470			Income tax expense (benefit)	1,470
Net loss	(10,515)			Net income (loss)	(10,515)
(A)  Reclassification of $5.0 million from sales, marketing and support to cost of revenue.
(B)  Reclassification of $7.9 million from product development to general and administrative expense.
(C)  Reclassification of $5.0 million from sales, marketing and support to cost of revenue, and reclassification of $6.9 million from sales, marketing and support to general and administrative expense.
(D)  Reclassification of $7.9 million from product development, $6.9 million from sales, marketing and support, and $0.05 million from other income (expense) to general and administrative expense.
(E)  Reclassification of $0.05 million from other income (expense) to general and administrative expense.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
3.   Eventbrite Acquisition transaction related adjustments
The table below represents the preliminary purchase price allocation of Eventbrite, Inc. as of the acquisition date:
Fair value
$ thousands
Goodwill	291,204
Intellectual properties	29,127

Customer base	222,977

Other intangible assets	47,793
Deferred tax liabilities	(80,972)
Other identified assets and liabilities	(5,528)
Total consideration	504,601
Eventbrite Acquisition related adjustments to the income statement
The Eventbrite Acquisition transaction adjustments reflect the application of preliminary purchase accounting in accordance with ASC 805, Business Combinations, as if the acquisition had occurred on January 1, 2025.
The Eventbrite Acquisition transaction adjustments to the income statement include:
(A) Adjustments to reflect the preliminary purchase price allocation as if it had been recognized on January 1, 2025, including the recognition of incremental amortization expense related to the acquired intangible assets based on their estimated fair values and useful lives, net of the removal of historical amortization expense related to intangible assets that have been remeasured or replaced as part of the preliminary purchase price allocation. The table below presents the pro forma adjustments for amortization for the year ended December 31, 2025, recognized in cost of revenue:
	Estimated useful life (in years)	Estimated fair value	Year ended December 31, 2025
	$ thousands
Customer base	9	222,977	24,775
Technology	5	29,127	5,825
Trademark	8	47,793	5,974
Adjustment for amortization expense			36,575
Removal of historical amortization			(8,362)
The pro forma adjustment reflects incremental amortization expense of $36.6 million, partially offset by the removal of historical amortization expense of $8 million previously recognized in cost of revenues, resulting in a net pro forma adjustment of $28.2 million.
(B) The recognition of transaction costs incurred by the registrant of $0.3 million, which are included within general and administrative expense. These costs primarily consist of advisory and other professional services fees.
(C) The related tax effects of the above adjustments calculated using a statutory tax rate of 27%. This rate does not reflect the combined company’s effective tax rate, which may differ from the rates assumed for purposes of preparing these statements. The applicable statutory tax rates used for this Unaudited Pro Forma Condensed Combined Financial Information may vary from the actual effective rates in periods as of and after the completion of the acquisition.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
4.   AOL Holdco II LLC historical (as adjusted)
The financial information below illustrates the audited financial statements of AOL Holdco II LLC for the year ended December 31, 2025, prepared in accordance with GAAP and included elsewhere in this prospectus, to present them on a basis consistent with our accounting policies.
AOL historical income statements presentation	AOL income statements from January 1 to December 31, 2025	Accounting policy and reclassification adjustments	Note	Bending Spoons income statements presentation	AOL income statements from January 1 to December 31, 2025 (as adjusted)
	$ thousands
Revenue	633,635			Revenue	633,635
Cost of revenues (exclusive of depreciation and amortization shown below)	(56,410)	(115,922)	(A)	Cost of revenue	(172,332)
				Gross profit	461,033
		(9,738)	(B)	Research and development expense	(9,738)
		(51,877)	(C)	Sales and marketing expense	(51,877)
		(65,808)	(D)	General and administrative expense	(65,808)
Selling, general and administrative expense	(181,710)	181,710	(E)
Depreciation and amortization expense	(61,635)	61,635	(F)
Total operating expenses	(299,755)
Operating profit	333,611			Operating income	333,611
Other income, net	3,338			Interest expense	(85,385)
Interest expense	(85,385)			Other expense (income)	(3,338)
Profit before income taxes	251,564			Income before tax	251,564
Provision for income taxes	(68,406)			Income tax expense (benefit)	68,406
Net income	183,158			Net income (loss)	183,158
(A)  Reclassification of $61.4 million from depreciation and amortization expense and $56.4 million from selling, general and administrative expense to cost of revenue; reclassification of $1.9 million from cost of revenues to general and administrative expense.
(B)  Reclassification of $9.7 million from selling, general and administrative expense to research and development expense.
(C)  Reclassification of $51.9 million from selling, general and administrative expense to sales and marketing expense.
(D)  Reclassification of $1.9 million from cost of revenues, $63.7 million from selling, general and administrative expense, and $0.2 million from depreciation and amortization expense to general and administrative expense.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
(E)  Reclassification of $56.4 million from selling, general and administrative expense to cost of revenue, $51.9 million to sales and marketing expense; $9.7 million to research and development expense, and $63.7 million to general and administrative expense.
(F)   Reclassification of $61.4 million from depreciation and amortization expense to cost of revenue; reclassification of $0.2 million from depreciation and amortization expense to general and administrative expense.
5.   AOL Acquisition transaction related adjustments
The table below represents the preliminary purchase price allocation of AOL Holdco I LLC as of the acquisition date:
Fair value
$ thousands
Goodwill	848,014
Intellectual properties	56,044
Customer base	398,720
Other intangible assets	141,740
Other identified assets and liabilities	9,979
Total consideration	1,454,496

AOL Acquisition transaction related adjustments to the income statement
(A)  Adjustments to reflect the preliminary purchase price allocation as if it had been recognized on January 1, 2025, including the recognition of amortization expense related to the acquired intangible assets based on their estimated fair values and useful lives, net of the removal of historical amortization expense related to intangible assets that have been remeasured or replaced as part of the preliminary purchase price allocation. The table below presents the pro forma adjustments for amortization for the year ended December 31, 2025, recognized in cost of revenue:
	Estimated useful life (in years)	Estimated fair value	Year ended December 31, 2025
	$ thousands
Customer base	9	398,720	44,302
Technology	5	56,044	11,209
Trademark	8	141,740	17,718
Adjustment for amortization expense			73,229
Removal of historical amortization expense			(67,015)
The pro forma adjustment reflects incremental amortization expense of $73 million, partially offset by the removal of historical amortization expense of $67 million previously recognized in cost of revenue, resulting in a net pro forma adjustment of $6 million.
(B)  The recognition of transaction costs incurred by the registrant of $10 million, which are included within general and administrative expense. These costs are not expected to recur beyond twelve months after the acquisition and primarily consist of advisory and other professional services fees.
(C)  The removal of interest expense of $85 million associated with pre-existing financing arrangements, which were repaid at closing pursuant to the terms of the acquisition agreement and consistent with the change of control provisions of the underlying financing agreements.
(D)  The related tax effects of the above adjustments calculated using a statutory tax rate of 27%. This rate does not reflect the combined company’s effective tax rate, which may differ from the rates assumed for

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
purposes of preparing these statements. The applicable statutory tax rates used for this Unaudited Pro Forma Condensed Combined Financial Information may vary from the actual effective rates in periods as of and after the completion of the acquisition.
6.   Vimeo historical (as adjusted)
The financial information below illustrates the impact of adjustments made to the unaudited financial statements of Vimeo, Inc. prepared in accordance with GAAP and included elsewhere in this prospectus, to present them on a basis consistent with our accounting policies.
Vimeo historical income statements presentation	Vimeo income statements from January 1 to September 30, 2025	Accounting policy and reclassification adjustments	Note	Bending Spoons income statements presentation	Vimeo income statements from January 1 to September 30, 2025 (as adjusted)
	$ thousands
Revenue	313,440			Revenue	313,440
Cost of revenue (exclusive of depreciation shown separately below)	(70,615)	536	(A)	Cost of revenue	(70,079)
Gross profit	242,825			Gross profit	243,361
Research and development expense	(92,183)	15,358	(B)	Research and development expense	(76,825)
Sales and marketing expense	(94,058)	14,935	(C)	Sales and marketing expense	(79,123)
General and administrative expense	(62,163)	(32,210)	(D)	General and administrative expense	(94,373)
Depreciation	(153)	153	(E)
Amortization of intangibles	(1,227)	1,227	(F)
Total operating expenses	(249,784)			Operating income	(6,960)
Operating (loss) income	(6,959)			Interest expense	0
Other income, net	8,249			Other expense (income)	(8,249)
Loss (earnings) before income taxes	1,290			Income before tax	1,290
Income tax provision	(1,257)			Income tax expense (benefit)	(1,257)
Net (loss) earnings	33			Net income (loss)	33
(A) Reclassification of $1.2 million from amortization of intangibles and of $0.4 million from general and administrative expense to cost of revenue. Reclassification of $2.1 from cost of revenue to general and administrative expense.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
(B) Reclassification of $15.4 million from research and development expense to general and administrative expense.
(C) Reclassification of $14.9 million from sales and marketing expense to general and administrative expense.
(D) Reclassification of $0.4 million from general and administrative expense to cost of revenue; reclassification of $2.1 million from cost of revenue, $15.4 million from research and development expense, $14.9 million from sales and marketing expense, and $0.2 million from depreciation to general and administrative expense.
(E) Reclassification of $0.2 million from depreciation to general and administrative expense.
(F) Reclassification of $1.2 million from amortization of intangibles to cost of revenue.
7.   Vimeo Acquisition transaction related adjustments
The following table summarizes the fair value of the assets acquired and liabilities assumed as of the acquisition date:
Fair value
$ thousands
Goodwill	1,039,478
Intellectual properties	30,930
Customer base	169,478
Other intangible assets	56,822
Other non-current assets, net	9,415
Cash and cash equivalents	317,432
Trade receivables and other current assets	37,883
Total assets acquired	1,661,437
Deferred tax liabilities	71,821
Other non-current liabilities	5,333
Accrued and other current liabilities	225,595
Total liabilities assumed	302,749
Total consideration	1,358,688

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Vimeo Acquisition transaction related adjustments to the income statement
(A) Adjustments to reflect the preliminary purchase price allocation as if it had been recognized on January 1, 2025, including the recognition of amortization expense related to the acquired intangible assets based on their estimated fair values and useful lives, net of the removal of historical amortization expense related to intangible assets that have been remeasured or replaced as part of the preliminary purchase price allocation. The table below presents the pro forma adjustments for amortization for the period from January 1, 2025, to the acquisition date, recognized in cost of revenue:
	Estimated useful life (in years)	Estimated fair value	Period from January 1, 2025 to November 24, 2025
	$ thousands
Customer base	9	169,478	16,870
Technology	5	30,930	5,542
Trademark	8	56,822	6,363
Adjustment for amortization expense			28,776
Removal of historical amortization expense			(1,586)
The removal of historical amortization expense is related to:
•
Intangible assets that have been remeasured or replaced as part of the preliminary purchase price allocation, which was previously recognized in cost of revenue ($2 million)

•
Capitalized sales commissions that have been re-expressed as part of the customer relationship intangible asset, which was previously recognized in sales and marketing expenses ($5 million);

(B) The related tax effects of the above adjustments calculated using a statutory tax rate of 27%. This rate does not reflect the combined company’s effective tax rate, which may differ from the rates assumed for purposes of preparing these statements. The applicable statutory tax rates used for this Unaudited Pro Forma Condensed Combined Financial Information may vary from the actual effective rates in periods as of and after the completion of the acquisition.
8.   Financing transaction related adjustments
Financing adjustments to the income statement
Pro forma adjustment to interest expense, net reflects the estimated impact of the financing assumed to fund the acquisitions, as if such financing had been incurred on January 1, 2025.
For purposes of the pro forma financial information, the acquisitions are assumed to have been financed using certain debt financings raised from November 2025 onward, with such financings treated as if they had been incurred on January 1, 2025. The related pro forma interest adjustment reflects the application of the relevant contractual interest rates, including the effect of associated hedging arrangements. The financing arrangements considered in the financing transaction related adjustments are summarized below.
Financing arrangement	Principal amount	Contractual interest rate	Assumed rate
	$ thousands
Facility A2 — Tranche 1	€300,000	3.00% + Euribor 6m	5.34%
Facility A2 — Tranche 2	€175,900	3.00% + Euribor 6m	5.34%
USD TLA	$660,000	3.50% + SOFR 1m	7.62%-7.90%
USD TLB	$950,000	5.88% + SOFR 1m	9.995%-10.275%
EUR TLB	€300,000	5.875% + Euribor 3m	7.819%-8.349%
The two term loans entered into during 2025 (Facility A2 – Trance 1 and Facility A2 – Tranche 2) were subject to hedge accounting, as reflected in the applicable Bending Spoons S.p.A.’s historical consolidated financial statements as of and for the year ended December 31, 2025. Accordingly, the related hedging effects

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
have been reflected in the calculation of the pro forma interest expense adjustment with a fixed interest rate.
The three term loans entered into during 2026 (USD TLA, USD TLB, and EUR TLB) were not subject to completed hedge accounting as of the relevant reference date. Accordingly, the pro forma interest expense adjustment related to such term loans has been calculated on an unhedged basis for the entire period presented.
A sensitivity analysis on interest expense has been performed to assess the effect of an eighth of a percent  change of hypothetical interest on debt financing. This change would cause a corresponding increase in the interest expense of approximately $9.5 million for the year ended December 31, 2025.
Pro forma adjustment to interest expense, net consists of the following:
(1)
Estimated interest expense on the debt financing assumed to have been used to fund the acquisitions of $220 million

(2)
The related tax effect of the above adjustment calculated using a statutory tax rate of 27%. This rate does not reflect the combined company’s effective tax rate, which may differ from the rates assumed for purposes of preparing these statements. The applicable statutory tax rates used for this Unaudited Pro Forma Condensed Combined Financial Information may vary from the actual effective rates in periods as of and after the completion of the acquisition.

9. Pro forma earnings per share
The following table presents historical and pro forma basic and diluted earnings per share from continuing operations attributable to the controlling interest for 2025. The per-share figures reflect the stock split and share conversion that was approved on April 23, 2026. For further information on the stock split and share conversion, see Description of share capital and bylaws.
Pro forma earnings per share have been calculated by dividing pro forma net income (loss) from continuing operations attributable to the controlling interest by weighted-average shares outstanding during the period.
The pro forma net income (loss) reflects the adjustments described in the accompanying notes, including acquisition transaction related adjustments and financing transaction related adjustments, as if the acquisitions and the related financing had occurred on January 1, 2025.
The weighted-average shares outstanding used in the computation of pro forma basic and diluted earnings per share is based on the historical number of shares outstanding of the registrant for the relevant period, as no shares were issued or are assumed to be issued in connection with the acquisitions. Accordingly, no adjustments have been made to the historical weighted average number of shares outstanding in calculating pro forma earnings per share.
	Year ended December 31, 2025	Year ended December 31, 2025
	Historical	Pro forma
	$, except number of shares and per-share amounts
Net income (loss) from continuing operations attributable to controlling interests	(136,736)	25,054,913
Weighted-average shares outstanding, basic	1,161,998,035	1,161,998,035
Weighted-average shares outstanding, diluted	1,242,332,459	1,242,332,459
Earnings per share, basic	(0.00)	0.02
Earnings per share, diluted	(0.00)	0.02

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Principal and selling shareholders
The following table sets forth information relating to the beneficial ownership of our ordinary shares and Class A shares as of           , 2026 (i) prior to the consummation of this offering and (ii) as adjusted to reflect the sale of our ordinary shares in this offering by:
•
Each person, or group of affiliated persons, known by us to beneficially own 5% or more of our outstanding ordinary shares

•
Each of our executive officers and our directors

•
Our executive officers and our directors as a group

For further information regarding material transactions between us and principal shareholders, see Certain relationships and related party transactions.
The number of ordinary shares and Class A shares beneficially owned by each entity, person, executive officer, or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of           , 2026 through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares or Class A shares held by that person. In the table below, the percentage total voting power represents voting power with respect to all ordinary shares and Class A shares, as a single class. Each holder of ordinary shares shall be entitled to one vote per ordinary share, and each holder of Class A shares shall be entitled to five votes per Class A share, on all matters submitted to our shareholders for a vote. The ordinary shares and Class A shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.
The percentage of shares beneficially owned before the offering is computed on the basis of         of our ordinary shares and           of our Class A shares, each as of           , 2026. The percentage of shares beneficially owned after the offering is based on the number of our ordinary shares to be outstanding after this offering, including the ordinary shares that the Selling Shareholders are selling in this offering, and the number of our Class A shares to be outstanding after this offering. Ordinary shares or Class A shares that a person has the right to acquire within 60 days of           , 2026 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
As of           , 2026, we had              holders of record of our ordinary shares in the United States, holding, in the aggregate             , or             % of our outstanding ordinary shares. Unless otherwise indicated below, the address for each beneficial owner listed is Via Nino Bonnet 10, 20154 Milan, Italy.
	Shares beneficially owned prior to the offering							Shares beneficially owned after this offering
								Ordinary shares				Class A shares
	Ordinary shares		Class A shares		Percentage of total voting power prior to the offering	Ordinary shares offered hereby		No exercise of underwriters’ option to purchase additional ordinary shares		Full exercise of underwriters’ option to purchase additional ordinary shares				Percentage of total voting power after the offering
Name of beneficial owner	Number	%	Number	%		Number	%	Number	%	Number	%	Number	%
5% or Greater Shareholders
Galileo Quattordici S.à r.l.(1)		%					%		%		%		%
Baillie Gifford Overseas Limited(2)		%					%		%		%		%
Executive Officers and Directors		%					%		%		%		%
Luca Ferrari		%					%		%		%		%
Francesco Mancone		%					%		%		%		%
Enrico Martinelli		%					%		%		%		%
Francesco Patarnello		%					%		%		%		%
Ignacio José Pereira		%					%		%		%		%
Davide Giorgio Andrea Scarpazza		%					%		%		%		%
Matteo Danieli		%					%		%		%		%
Joshua James Motta		%					%		%		%		%
Robert J. Mylod Jr.		%					%		%		%		%
Donald D. O'Neal		%					%		%		%		%
Leah Schwartz		%					%		%		%		%
Stephen Sinwell		%					%		%		%		%

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
	Shares beneficially owned prior to the offering							Shares beneficially owned after this offering
								Ordinary shares				Class A shares
	Ordinary shares		Class A shares		Percentage of total voting power prior to the offering	Ordinary shares offered hereby		No exercise of underwriters’ option to purchase additional ordinary shares		Full exercise of underwriters’ option to purchase additional ordinary shares				Percentage of total voting power after the offering
Name of beneficial owner	Number	%	Number	%		Number	%	Number	%	Number	%	Number	%
Paola Tagliavini		%					%		%		%		%
All executive officers and directors as a group (11 persons)		%					%		%		%		%

*
Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares or Class A shares.

(1)
The business address of Galileo Quattordici S.à r.l., a company organized under the laws of Luxembourg, is 1, Rue Isaac Newton, 2242 Luxembourg (Luxemburg). Carlo Santoiemma, Mario Marozzi, and Claire Pepe are the senior managing officials and may be deemed to have beneficial ownership of all of the ordinary shares held by Galileo Quattordici S.à r.l.

(2)
Represents           ordinary shares held by Baillie Gifford Co-Invest (No. 1) Fund L.P.,         ordinary shares held by Baillie Gifford Co-Invest (No. 2) Fund L.P.,            ordinary shares held by Baillie Gifford Private Companies Fund II L.P.,            ordinary shares held by Baillie Gifford European Growth Trust plc, and            ordinary shares held by The Schiehallion Fund Limited. The ultimate management of these funds’ assets (including their shareholdings in the Company) is delegated to Baillie Gifford & Co. and its group companies. The primary business address of Baillie Gifford & Co, is Calton Square, 1 Greenside Row, Edinburgh, EH1 3AN, United Kingdom.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Certain relationships and related party transactions
This section contains summaries of certain transactions and relationships with our directors, executive officers, and certain of our shareholders since January 1, 2023. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that investors may find useful. For a complete description of the relevant compensation arrangements, see “Management.”
Transactions with executive officers and directors prior to this offering
Luca Ferrari
Luca Ferrari serves as our chief executive officer and chair of the board of directors. In 2022, Mr. Ferrari received a gross bonus of €824,520 from us, which he used to purchase 8,500 Class E shares, later converted into Class X-1 shares, through a capital increase on December 19, 2022. In connection with this purchase, Mr. Ferrari entered into a shareholder agreement with the then-existing holders of Class B and Class A shares pursuant to which he committed to transfer such shares to us, individuals identified by us, or the holders of Class A shares by December 31, 2027, and transfer to us, as a non-refundable capital contribution, the proceeds from the sale of such shares. This shareholder agreement was terminated in April 2026, and Mr. Ferrari retained ownership of 1,288,350 Class X-1 shares (following the April 2026 stock split) in his possession as of that date.
In 2024, Mr. Ferrari received a two-day short-term loan of €1,119,999.68 from us, representing an advance of the tax due on the sale of part of his shares. This loan was repaid in full and is no longer outstanding.
Francesco Patarnello
Francesco Patarnello serves as our head of business acquisitions and executive director. In 2024, Mr. Patarnello received a two-day short-term loan of €1,119,999.68 from us, representing an advance of the tax due on the sale of part of his shares. This loan was repaid in full and is no longer outstanding.
Matteo Danieli
Matteo Danieli serves as a member of our board of directors. In 2024, Mr. Danieli received a two-day short-term loan of €1,087,994 from us, representing an advance of the tax due on the sale of part of his shares. This loan was repaid in full and is no longer outstanding.
Leah Rose Schwartz
Leah Rose Schwartz serves as a member of our board of directors. Pursuant to the arrangements described under Management — Warrants, Ms. Schwartz was granted 5,735 warrants in December 2024 at a discount, which was applied equally to the grants to all similarly situated team members. These warrants were exercised in December 2025 and we paid Ms. Schwartz $257,526.53 in cash in December 2025 to cover certain costs incurred in connection with the exercise of such warrants. As compensation for her services as a director in 2025, we granted Ms. Schwartz 8,014 Class X-1 treasury shares, which were automatically converted into Class X-2 shares upon the transfer of the shares, free of charge in December 2025. Pursuant to the arrangements described in Management — Warrants, Ms. Schwartz was granted 3,549 warrants in January 2026 at a discount, which was applied equally to the grants to all similarly situated team members. These warrants (35,490 warrants following the April 2026 stock split) currently remain unexercised.
Ms. Schwartz also serves as a managing director of Allen & Company LLC, a financial advisor and shareholder of ours, and she is a member of Allen Operations, LLC (Allen & Company LLC’s parent entity), which is also one of our shareholders. Following the April 2026 stock split, Allen & Company LLC holds 5,790,400 X-2 shares which represent approximately 0.48% of our outstanding shares, and Allen Operations, LLC holds 5,600,000 Class X-1 shares which represent approximately 0.47% of our outstanding shares. In February 2023, Ms. Schwartz purchased 1,200 Class E shares, later converted into Class X-1 shares, through a capital increase for €90,108 in an arm’s length transaction alongside Allen Operations, LLC and other Allen & Company LLC team members. In April 2023, Ms. Schwartz, in her capacity as managing director of Allen & Company LLC, signed a financial advisory engagement letter with us on behalf of

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Allen & Company LLC (the “Engagement Letter”), pursuant to which Allen & Company LLC provides strategic and financial advisory services to us. In connection with an equity financing completed in the first quarter of 2024, Allen & Company LLC received an advisory fee of $874,227 in cash and 27,200 Class X-3 treasury shares, which were automatically converted into Class X-2 shares upon the transfer of the shares, of which 4,080 Class X-2 shares were attributed to Ms. Schwartz. Effective July 23, 2025, Allen & Company LLC temporarily suspended the services provided under the Engagement Letter in connection with the acquisitions of Vimeo, Inc. and Eventbrite, Inc. Such services have been resumed following the closing of the acquisition of Eventbrite, Inc.
Robert Joseph Mylod Jr.
Robert Joseph Mylod Jr. serves as a member of our board of directors. Pursuant to the arrangements described under Management — Warrants, Mr. Mylod was granted 5,735 warrants in December 2024 at a discount, which was applied equally to the grants to all similarly situated team members. These warrants were exercised in December 2025 and we paid Mr. Mylod $257,526.53 in cash in December 2025 to cover certain costs incurred in connection with the exercise of such warrants. As compensation for his services as a director in 2025, we granted Mr. Mylod 8,014 Class X-1 treasury shares, which were automatically converted into Class X-2 shares upon the transfer of the shares, free of charge in December 2025. Pursuant to the arrangements described under Management — Warrants, Mr. Mylod was granted 3,549 warrants in January 2026 at a discount, which was applied equally to the grants to all similarly situated team members. These warrants (35,490 warrants following the April 2026 stock split) currently remain unexercised.
Joshua James Motta
Joshua James Motta serves as a member of our board of directors. Pursuant to the arrangements described under Management — Warrants, Mr. Motta was granted 3,549 warrants in January 2026 at a discount, which was applied equally to the grants to all similarly situated team members. These warrants (35,490 warrants following the April 2026 stock split) currently remain unexercised. In November 2025, Mr. Motta also purchased through his trust, To Kalon Trust, 4,476 Class X-1 treasury shares, which were automatically converted into Class X-2 shares upon the transfer of the shares, at a discount out of the ordinary course of business.
Stephen Charles Sinwell
Stephen Charles Sinwell serves as a member of our board of directors. Pursuant to the arrangements described under Management — Warrants, Mr. Sinwell was granted 3,549 warrants in January 2026 at a discount, which was applied equally to the grants to all similarly situated team members. These warrants (35,490 warrants following the April 2026 stock split) currently remain unexercised. In November 2025, Mr. Sinwell also purchased 2,407 Class X-1 treasury shares, which were automatically converted into Class X-2 shares upon the transfer of the shares, at a discount out of the ordinary course of business.
Donald Darby O’Neal
Donald Darby O’Neal serves as a member of our board of directors. Pursuant to the arrangements described under Management — Warrants, Mr. O’Neal was granted 3,060 warrants in February 2026 at a discount, which was applied equally to the grants to all similarly situated team members. These warrants (30,600 warrants following the April 2026 stock split) currently remain unexercised. In February 2026, Mr. O’Neal also purchased through his trust, The Donald and Sally J. O’Neal Community Property Trust, 4,461 Class X-1 treasury shares at a discount out of the ordinary course of business, and 11,193 Class X-1 treasury shares, at fair market value, all of which were automatically converted into Class X-2 shares upon the transfer of the shares.
Transactions with executive officers prior to this offering
Davide Giorgio Andrea Scarpazza
Davide Giorgio Andrea Scarpazza serves as our co-chief financial officer. Pursuant to the arrangements described under Management — Equity compensation, between March 2022 and January 2026, as compensation for his services, Mr. Scarpazza was granted 336,492 stock options at a discount, which was

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
applied equally to the grants to all similarly situated team members, of which 3,265,720 (following the April 2026 stock split) remain outstanding.
Enrico Martinelli
Enrico Martinelli serves as our co-chief financial officer. Pursuant to the arrangements described under Management — Equity compensation, between March 2022 and January 2026, as compensation for his services, Mr. Martinelli was granted 107,725 stock options at a discount, which was applied equally to the grants to all similarly situated team members. These stock options (1,077,250 stock options following the April 2026 stock split) currently remain outstanding.
Francesco Mancone
Francesco Mancone serves as our chief technology officer. Pursuant to the arrangements described under Management — Equity compensation, between March 2022 and January 2026, as compensation for his services, Mr. Mancone was granted 498,403 stock options at a discount, which was applied equally to the grants to all similarly situated team members, of which 4,616,030 (following the April 2026 stock split) remain outstanding.
Ignacio José Pereira
Ignacio José Pereira serves as our general counsel. Pursuant to the arrangements described under Management — Equity compensation, between March 2022 and January 2026, as compensation for his services, Mr. Pereira was granted 66,097 stock options at a discount, which was applied equally to the grants to all similarly situated team members. These stock options (660,970 stock options following the April 2026 stock split) currently remain outstanding.
Registration rights agreement
In connection with this offering, we intend to enter into a registration rights agreement with certain of our shareholders (the “Registration Rights Agreement”), the form of which will be filed as an exhibit to this registration statement, pursuant to which such shareholders will have certain demand registration rights, short-form registration rights and piggyback registration rights in respect of any ordinary shares and related indemnification rights from us, subject to customary restrictions and exceptions. All fees, costs and expenses of registrations, other than underwriting discounts and commissions, are expected to be borne by us.
Agreements with executive officers
For a description of our agreements with our executive officers, see Management — Executive officer agreements.
Indemnification agreements
We intend to enter into indemnification agreements with our executive officers and directors. See Management — Insurance and indemnification for a description of these indemnification agreements.
Related party transaction policy
We intend to adopt a formal, written policy regarding related party transactions, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Description of share capital and bylaws
The following is a summary of certain information about our shares, our Bylaws, and applicable Italian law. This summary is not intended to be complete and may not contain all the information that may be relevant to a decision to purchase our ordinary shares. For further information, investors should refer to our Bylaws and applicable Italian law.
We are a joint stock company (società per azioni) incorporated in Italy. Our corporate affairs are governed by our Bylaws, the Italian Civil Code, and other applicable laws.
During the past three years, our share capital and bylaws have been amended as follows. Where amounts are denominated in euros, they have been converted into U.S. dollars at the exchange rate published by the European Central Bank as of the date of the shareholder meeting approving the relevant share capital increase.
On February 25, 2022, our shareholders approved a share capital increase for no consideration with a maximum aggregate nominal amount of €1,697.76 ($1,904.21). The increase authorized the issuance of up to 84,888 Class E shares (later converted into Class X-1 shares) that were reserved for the implementation of certain incentive plans. Subscriptions were to be completed by December 31, 2026. The share capital increase was amended on March 13, 2024, in the context of the March 2024 stock split described below. The maximum aggregate nominal amount of, and the maximum number of shares authorized by, the unused portion of the share capital increase were amended to €12,316 ($13,813.63) and 1,231,600, respectively. On April 23, 2026, our shareholders canceled the unused portion as of that date.
On November 24, 2022, our shareholders approved a divisible and incremental share capital increase with a maximum aggregate nominal amount of €1,080 ($1,124.60) and a maximum aggregate share premium of €4,053,780 ($4,221,201.11). The increase authorized the issuance of up to 54,000 Class E shares. Subscriptions were to be completed by March 31, 2023. The increase was partially executed and 41,104 Class E shares (later converted into Class X-1 shares) were issued at a subscription price of €75.09 ($78.19) per share.
On April 6, 2023, our shareholders approved a share capital increase for no consideration with an aggregate nominal amount of €15,000 ($16,372.50). The increase authorized the issuance of 750,000 Class G treasury shares (later converted into Class X-3 shares) that were reserved for the implementation of certain incentive plans.
On May 10, 2023, our shareholders approved a divisible and incremental share capital increase with the exclusion of preemption rights, which was amended on March 13, 2024, in the context of the March 2024 stock split described below. The share capital increase was issued (on a post-2024-stock-split basis) with a maximum aggregate nominal amount of €8,000 ($8,760.00) and a maximum aggregate share premium of €5,999,200 ($6,569,124.00). The increase authorized the issuance of up to 800,000 Class X-1 shares (on a post-2024-stock-split basis). Subscriptions were to be completed by April 20, 2028. This share capital increase was reserved for certain warrants granted to a strategic advisor under the warrant terms approved by our board of directors on April 20, 2023 (and amended on July 24, 2023, and December 18, 2025). The increase was fully executed on March 12, 2026, by issuing all of the authorized 800,000 Class X-1 shares (later converted into Class X-2 shares) to the strategic advisor at a subscription price of €7.509 ($8.22) per share.
On July 27, 2023, our shareholders approved a divisible and incremental share capital increase with the exclusion of preemption rights, with a maximum aggregate nominal amount of €7,561.02 ($8,411.63) and a maximum aggregate share premium of €61,497,556.17 ($68,416,031.24). The increase authorized the issuance of up to 378,051 Class C shares, to be issued in two tranches, the subscription of which was to be completed by August 31, 2023, and October 31, 2023, respectively. The increase was partially executed, and 351,997 Class C shares were issued at a subscription price of €162.69 ($180.99) per share.
On September 29, 2023, our shareholders approved a divisible and incremental share capital increase with a maximum aggregate nominal amount of €1,400 ($1,483.16) and a maximum aggregate share premium of €11,386,900 ($12,063,281.86). The increase authorized the issuance of up to 70,000 Class X-2 shares. Subscriptions were to be completed by November 17, 2023. The increase was partially executed, and 56,360 Class X-2 shares were issued at a subscription price of €162.69 ($172.35) per share.
On January 9, 2024, our shareholders approved a divisible and incremental share capital increase with a maximum aggregate nominal amount of €7,653.06 ($8,372.45) and a maximum aggregate share premium of €149,992,322.94 ($164,091,601.30). The increase authorized the issuance of up to 382,653 Class B shares,

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Class C shares, Class X-2 shares, or a combination of the foregoing, subject to the classes of shares held by the subscribing shareholders. Subscriptions were to be completed by February 29, 2024. This share capital increase was partially executed, and 23,886 Class B shares, 217,971 Class C shares, and 120,704 Class X-2 shares (117,188 of which were subsequently converted into Class C shares) were issued at a subscription price of €392 ($428.85) per share.
On March 13, 2024, our shareholders approved a 1-for-20 stock split through a share capital increase for no consideration with an aggregate nominal amount of €1,159,347.06 ($1,268,209.75). The increase authorized the issuance of 61,771,717 Class A shares, 7,494,664 Class B shares, 18,258,031 Class C shares, 19,348,707 Class X-1 shares, 1,709,259 Class X-2 shares, and 13,793,145 Class X-3 shares with no par value. The share capital increase was executed, and a total of 122,375,523 shares were issued to existing shareholders for no consideration and in proportion to their holdings as of the issuance date, with a corresponding reduction in the implicit par value per share from €0.02 to €0.01.
On October 30, 2024, our shareholders approved a divisible and incremental share capital increase with a maximum aggregate nominal amount of €18,800 ($20,332.20) and a maximum aggregate share premium of €42,036,800 ($45,462,799.20). The increase authorized the issuance of up to 1,880,000 Class X-2 shares. Subscriptions were to be completed by December 31, 2024. This share capital increase was partially executed, and 1,788,109 Class X-2 shares (which were converted into Class C shares upon the resolution of a shareholder meeting) were issued at a subscription price of €22.37 ($24.19) per share (€447.40 or $483.86 on a pre-2024-stock-split basis).
On October 30, 2024, our shareholders approved a divisible and incremental share capital increase with the exclusion of preemption rights, with a maximum aggregate nominal amount of €852 ($921.44), plus a share premium. The increase authorized the issuance of up to 85,200 Class X-1 shares, Class X-2 shares, or a combination of the two. Subscriptions are to be completed by December 31, 2034. The share capital increase is reserved for certain warrants granted to some of our directors under the warrant terms approved by our board of directors on November 21, 2024 (and amended on December 18, 2025). On December 23, 2025, the share capital increase was partially executed, and a total of 11,470 Class X-2 shares were issued to some of our directors at a subscription price of €1.57 ($1.70) per share (€31.40 or $33.96 on a pre-2024-stock-split basis). The share capital increase was amended on April 23, 2026, in the context of the April 2026 stock split described below. The maximum aggregate nominal amount of, and the maximum number of shares authorized by, the unused portion of the share capital increase were amended to €7,373 ($7,973.90) and 737,300, respectively.
On September 17, 2025, our shareholders approved an amendment to our bylaws to, among other things, change the number of votes granted by each Class A share. Under our current bylaws, each Class A share grants either one or five votes at our ordinary and extraordinary shareholder meetings, depending on certain conditions as specified in our current bylaws.
On October 13, 2025, our shareholders approved a divisible and incremental share capital increase with a maximum aggregate nominal amount of €34,964.45 ($40,450.37) and a share premium that was to be determined by our board of directors in accordance with the criteria set by our shareholders. The increase authorized the issuance of up to 3,496,445 Class C shares, Class X-2 shares, or a combination of the two. Subscriptions were to be completed by December 31, 2025. This share capital increase was partially executed, and 2,627,242 Class C shares and 424,131 Class X-2 shares were issued at a subscription price of €76.32 ($88.29) per share (€1,526.40 or $1,765.89 on a pre-2024-stock-split basis).
On March 23, 2026, our shareholders approved a divisible and incremental share capital increase, with the exclusion of preemption rights, which was amended on April 23, 2026, in the context of the April 2026 stock split described below. The share capital increase was issued (on a post-2026-stock-split basis) with a maximum aggregate nominal amount of €52,410.90 ($60,775.68) and a maximum aggregate share premium of €39,947,587.98 ($46,323,223.02), corresponding to a subscription price of €7.632 ($8.85) per share (€1,526.40 or $1,770.01 on a pre-stock-splits basis). The increase authorized the issuance of up to 5,241,090 Class X-2 shares (on a post-2026-stock-split basis). Subscriptions were to be completed by June 23, 2026. On        , 2026, our shareholders canceled this share capital increase in full.
On April 23, 2026, our shareholders approved a 1-for-10 stock split through a share capital increase for no consideration with an aggregate nominal amount of €12,123,744.48 ($14,177,506.79). The increase authorized the issuance of 558,433,233 Class A shares, 56,822,778 Class B shares, 288,132,219 Class C

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
shares, 136,576,530 Class X-1 shares, 52,436,448 Class X-2 shares, and 119,973,240 Class X-3 shares with no par value. The share capital increase was executed, and a total of 1,212,374,448 shares were issued to existing shareholders for no consideration and in proportion to their holdings as of the issuance date, with an implicit par value per share of €0.01.
On            , 2026, our shareholders approved a divisible and incremental share capital increase with the exclusion of preemption rights, with a maximum aggregate nominal amount of €           , plus a share premium. The increase authorized the issuance of up to            shares. The subscriptions are to be completed by            . The increase is reserved for certain warrants granted to some of our directors under the warrant terms approved by our board of directors on November 21, 2024 (and amended on December 18, 2025). This share capital increase has been partially executed, and             shares were issued at a subscription price per share of €           .
On           , 2026, our shareholders approved a divisible and incremental share capital increase with the exclusion of preemption rights, with a maximum aggregate nominal amount of €           , plus a share premium. The increase authorized the issuance of up to                 ordinary shares, subject to and with effect from the effective date of this registration statement. These shares will be offered to the beneficiaries of the 2026 Equity Compensation Plan in accordance with its terms. The maximum number of ordinary shares that may be issued under this share capital increase will be automatically adjusted in the event of any stock split or reverse stock split.
On          , 2026, our shareholders approved a divisible and incremental share capital increase with the exclusion of preemption rights, with a maximum aggregate amount of €               , including any share premium. The increase authorized the issuance of up to                      ordinary shares for this offering, subject to and with effect from the effective date of this registration statement. Subscriptions are to be completed by                  .
As of immediately before this offering, our share capital amounts to €   and is divided into              shares with no par value, of which:
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Class A shares

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Class B shares

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Class C shares

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Class X-1 shares

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Class X-2 shares

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Class X-3 shares

On April 23, 2026, our shareholders approved our Bylaws, and the conversion of all outstanding Class B shares, Class C shares, Class X-1 shares, Class X-2 shares, and Class X-3 shares into ordinary shares based on a 1:1 ratio, in each case subject to and effective upon the effective date of this registration statement. As a result, upon the effectiveness of this registration statement, we will have two classes of shares outstanding: ordinary shares and Class A shares. All our issued and outstanding shares are fully paid.
Bylaws
The following is a summary of the material provisions of our Bylaws as they relate to the material terms of our shares.
Corporate purpose
Our corporate purpose includes the following activities, which may be carried out directly or indirectly through our affiliates, in Italy and abroad:
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Acquiring, holding, managing, monetizing, and disposing of equity interests, businesses, and assets

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Acquiring, conceiving, designing, developing, producing, managing, maintaining, promoting, commercializing, distributing, supplying, licensing, using, monetizing, and disposing of:

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
•
Hardware and software, including third-party hardware and software (where applicable), such as apps (for browsers, computers, and mobile devices), artificial intelligence models, automation tools, and data analysis technologies

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Other products and services (both physical and digital), including third-party products and services (where applicable), such as digital platforms and marketplaces, e-commerce websites, and system integration and advisory services

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Intellectual and industrial property rights, including those of third parties (where applicable), such as copyright and related rights, trademarks, patents, trade secrets, sui generis rights on databases, and designs and models

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Ancillary commercial, industrial, securities, real estate, and financial transactions that our board of directors may consider useful to achieve our corporate purpose

Applicable provisions
Upon the effectiveness of this registration statement, we will be subject to both the provisions of the Italian Civil Code that apply to joint stock companies and to companies listed on a regulated market (società che fanno ricorso al mercato del capitale di rischio).
Classes of shares
Following this offering, our share capital will amount to €        and will be divided into         shares, with no par value, of which:
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ordinary shares

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Class A shares

Only ordinary shares will be traded.
Our share capital may be increased through contributions of cash, assets in kind, and receivables. We may also issue shares with rights other than those of the shares already issued, in accordance with our Bylaws and applicable law.
Authority to increase the share capital
Under article 2443 of the Italian Civil Code, our shareholders may authorize our board of directors to increase our share capital and to issue bonds convertible into shares up to a specified amount and for a period that may not exceed five years from the date of the shareholder resolution approving such increase or issuance.
Under Italian law, shareholders generally have preemption rights to subscribe for newly issued shares in proportion to their existing holdings. These rights may be waived or limited by the bylaws or by an extraordinary shareholder meeting, subject to certain conditions. Under article 2441, paragraph 4, second sentence, of the Italian Civil Code, preemption rights may be excluded for up to 10% of the existing share capital, on the condition that the subscription price per share be equal to the market value of an ordinary share, as confirmed by an independent auditor.
We may issue bonds, either convertible or non-convertible into shares, in accordance with our Bylaws and applicable law. We may also issue participating and non-participating financial instruments, either convertible or non-convertible into shares, as well as warrants and other financial instruments, in accordance with our Bylaws and applicable law.
Subject to our Bylaws and applicable law, we may receive funding from our shareholders through capital contributions (with or without the issuance of equity or other consideration) and shareholder loans (interest-bearing or non-interest-bearing and repayable in accordance with their terms).

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
On             , 2026, subject to and with effect as of the effective date of this registration statement, our shareholders authorized our board of directors to take one or more of the following actions on one or more occasions during the five-year period beginning on that date:
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Increase our share capital through the issuance of ordinary shares. The increase may be divisible and incremental, for cash or without consideration.

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Issue convertible bonds or non-participating financial instruments that entitle the holder to subscribe for ordinary shares, increasing our share capital accordingly.

Our board of directors will have discretion to grant, limit, or exclude preemption rights, and to set the terms of each transaction, in accordance with our Bylaws and applicable law, but subject to each of the following limitations:
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Our board of directors may not implement any share capital increase under this delegation if it would result in a change of control of Bending Spoons under Nasdaq Rule 5635(b).

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The maximum aggregate number of ordinary shares issuable under this delegation is            . This limitation will be adjusted automatically for any stock split or reverse stock split.

In addition, on                , 2026, subject to and with effect as of the effective date of this registration statement, our shareholders authorized our board of directors to increase our share capital on one or more occasions during the five-year period beginning on that date, and with the exclusion of preemption rights, through the issuance of ordinary shares with regular dividend rights and no par value. The increase may be divisible and incremental, but must be for cash consideration. Our board of directors will have discretion to set the subscription price per share, inclusive of any share premium, using reasonable and non-arbitrary criteria, in accordance with our Bylaws and applicable law, but subject to each of the following limitations:
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Our board of directors may not implement any share capital increase under this delegation if it would result in a change of control of Bending Spoons under Nasdaq Rule 5635(b).

•
The maximum aggregate number of ordinary shares issuable under this delegation is            . This limitation will be adjusted automatically for any stock split or reverse stock split.

Shareholder ledger and U.S. register
Our shares are issued in book-entry form and recorded in our shareholder ledger (libro soci), which may be maintained in paper or electronic form. We have not issued (and our shareholders may not request) physical share certificates.
We may set up and maintain a register in compliance with Nasdaq rules and applicable law, in paper or electronic form or both (the “U.S. Register”). We may do so directly or through a third-party transfer agent. Direct holders of our ordinary shares and related transfers are recorded in our U.S. Register, and any entry in the U.S. Register is reflected in our shareholder ledger through a corresponding entry. The entry in the U.S. Register must occur first. Subject to prior approval in a special meeting of the holders of Class A shares, our board of directors may determine that direct holders of Class A shares and related transfers also be recorded in our U.S. Register.
Ordinary shares may be held indirectly through a single depository designated by The Depository Trust Company (the “Holder of Record”), in which case, and only for this purpose, the Holder of Record is recorded in our U.S. Register as the direct holder of such ordinary shares. Those holding ordinary shares through the Holder of Record (the “Beneficial Owners”) exercise their corporate rights indirectly through the Holder of Record, as described below.
Corporate rights (including attending and voting at shareholder meetings) are exercised as follows:
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Each person recorded as a direct holder of one or more shares, in their name and on their behalf, in our shareholder ledger can directly exercise their corporate rights attached to such shares

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Each Beneficial Owner who is not recorded as a direct holder of one or more ordinary shares in our shareholder ledger can exercise the corporate rights attached to such shares in one of the following ways:

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
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Collectively, through the Holder of Record

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Collectively, through a person delegated by the Holder of Record

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Individually, through the Holder of Record

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Individually, through a person delegated by the Holder of Record

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Individually, under a proxy granted by the Holder of Record to the Beneficial Owner

Our board of directors may establish procedures and engage third-party service providers to identify the Beneficial Owners.
Rights attached to the shares
Ordinary shares are nominative, indivisible, freely transferable, and grant each holder equal rights. Each ordinary share grants the right to one vote at our ordinary and extraordinary shareholder meetings and at the special meetings of the holders of ordinary shares. Ordinary shares also carry the financial and administrative rights set forth in our Bylaws and under applicable law.
Class A shares have the same characteristics and rights as ordinary shares, except that each Class A share grants the right to five votes at our ordinary and extraordinary shareholder meetings and at the special meetings of the holders of Class A shares.
Each Class A share automatically converts into one ordinary share upon the occurrence of any of the following events at any time (each, a “Conversion Event”):
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The Class A share is no longer owned by a single Individual Owner (as defined below)

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The Individual Owner of the Class A share is no longer the sole holder (directly and/or indirectly) of all economic rights attached to such Class A share

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The Class A share is owned by a new Individual Owner for any reason, including by reason of death (mortis causa)

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The Individual Owner of the Class A share is no longer the Individual Owner of at least 75,000,000 Class A shares (with such threshold being adjusted automatically for any stock split or reverse stock split)

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The holder of the Class A share requests the conversion of such Class A share by written notice sent with proof of receipt to the chair of the board of directors and the chair of the audit committee

As an exception to the above, if a Class A share is transferred by any reason other than by reason of death (mortis causa) only to another holder of Class A shares or to an Individual Owner holding at least one Class A share, no Conversion Event occurs and the transferred Class A share does not automatically convert into an ordinary share.
“Individual Owner” is defined in our Bylaws and means the individual who (alone) owns, or one of the individuals who own, directly or Indirectly, a share. “Indirectly” is also defined in our Bylaws and means ownership through one or more legal entities or bodies (enti), whether incorporated in Italy or abroad.
The automatic conversion of one or more Class A shares into ordinary shares following a Conversion Event does not require a shareholder resolution and does not grant withdrawal rights to the holder whose shares are so converted.
Ordinary shares cannot be converted into Class A shares.
We may issue additional Class A shares only in connection with the following events and in each case in combination with ordinary shares:
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A share capital increase through new contributions in cash without the exclusion or limitation of preemption rights

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A share capital increase without new contributions pursuant to article 2442 of the Italian Civil Code

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A share capital increase to serve the share exchange ratio in connection with a merger or demerger

If our shareholders approve a share capital increase with preemption rights authorizing the issuance of ordinary shares, all shareholders will have the right to subscribe for the newly issued ordinary shares in proportion to their existing holdings (whether Class A shares, ordinary shares, or both) as of the date of the resolution approving the increase.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
If our shareholders approve a share capital increase with preemption rights authorizing the issuance of both ordinary shares and Class A shares, the newly issued shares of each class will be issued in proportion to the existing shares of that class as of the date of the resolution approving the increase. The newly issued ordinary shares and Class A shares will be offered for subscription to shareholders in proportion to their existing holdings of each class. Any Class A shares subscribed by a person who is not a holder of Class A shares will be deemed ordinary shares with effect as of the issuance of the shares.
In the event of a merger or demerger, the holders of Class A shares will be entitled to receive, in exchange for, or in addition to, their existing Class A shares, shares having the same characteristics and rights as the Class A shares, unless otherwise resolved by a special meeting of the holders of Class A shares.
Dividends
Our board of directors may propose the payment of annual dividends, which must be approved by our shareholders at the annual general meeting. Before any dividends are paid, we must allocate at least 5% of our net profits to the legal reserve until that reserve reaches one fifth of our share capital. Our shareholders may then resolve to allocate net profits to ordinary or extraordinary reserves, distribute them as dividends, or a combination of the two.
If losses reduce our funds below our share capital, we may not pay dividends until the share capital is either reconstituted or reduced to match the level of our existing funds. If the conditions of article 2433-bis of the Italian Civil Code are met, our board of directors may authorize interim dividends, subject to certain limitations. Dividends, interim dividends, and other distributions to shareholders will be paid on the terms and in the manner set by the shareholder meeting or the board of directors, as applicable.
Shareholder meetings
A holder of ordinary shares is entitled to attend and vote at our shareholder meetings if such holder, at the Record Date (as defined below), is directly recorded in our shareholder ledger, or is a Beneficial Owner holding ordinary shares indirectly through the Holder of Record. A holder of ordinary shares who is recorded in our shareholder ledger after the Record Date but before the start of the shareholder meeting is considered absent from the meeting and is entitled to challenge the resolutions adopted at the meeting and exercise the right of withdrawal. However, a Beneficial Owner who held that status at the Record Date and who is recorded in our shareholder ledger between the Record Date and the date of the meeting may challenge a resolution adopted at the meeting and exercise the right of withdrawal only if the Beneficial Owner provides evidence it did not participate in the adoption of the relevant resolution. “Record Date” is defined in our Bylaws and means the end of the 25th day (New York time) before the shareholder meeting, or, if that day is not a trading day (as determined by the Nasdaq trading calendar), the end of the immediately preceding trading day.
Holders of Class A shares that are recorded in our shareholder ledger on the date of the shareholder meeting are entitled to attend and vote at such meeting.
Our board of directors or its chair calls our shareholder meetings. Our Bylaws permit us to hold shareholder meetings in person, virtually, or through a combination of the two. In-person meetings may be held in any E.U. country, in Switzerland, in the U.K., or in the U.S.
Holders of not less than 5% of our share capital may also cause our board of directors to call a shareholder meeting.
A shareholder meeting must be convened by notice at least 40 days before the meeting date. The notice must be provided in accordance with our Bylaws and applicable law, and must specify the date, time, agenda, any location, virtual meeting details, or both, and other information required by applicable law. Shareholders may also cast their vote by mail or electronically as specified in the notice.
An ordinary shareholder meeting may adopt resolutions on matters provided for by our Bylaws and applicable law. An extraordinary shareholder meeting may adopt resolutions on amendments to our Bylaws and other reserved matters under applicable law.
Our Bylaws provide that a shareholder meeting may be held on a single call unless the board of directors specifies otherwise in the notice of the meeting. The quorum and voting requirements as set forth in our Bylaws and applicable law apply.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Holders of our ordinary shares and Class A shares generally vote together as a single class, unless otherwise required by our Bylaws or applicable law.
Right of withdrawal
The Italian Civil Code grants absent, abstaining, or dissenting shareholders a right of withdrawal under certain conditions. Pursuant to our Bylaws, the right of withdrawal is not available to shareholders who did not vote on, or who voted against, resolutions relating to the extension of our term, or the introduction, amendment, or removal of limitations on transfers of our shares.
Pursuant to the Italian Civil Code, the liquidation value of the ordinary shares is determined based on the arithmetic average of the closing prices during the six months preceding the publication of the notice of the shareholder meeting whose resolutions give rise to the right of withdrawal.
Corporate governance
Our Bylaws provide for a board of directors and an audit committee elected by the board of directors from among its members.
Board of directors
Our board of directors consists of five to eleven members. Our Bylaws provide that when the entire board is to be elected, directors are elected through a slate voting system at an ordinary shareholder meeting that also determines its term and compensation, and may elect a chair. Slates of candidates may only be submitted by the board of directors and by shareholders who hold, individually or together with others, shares granting at least 5% of the total voting rights. If no shareholder submits a slate within the applicable deadline, the board of directors must submit one. The requirements for each slate and how a slate is elected are set forth in our Bylaws. The number of elected directors equals the number of candidates on the elected slate.
Our Bylaws provide for an alternative election process that applies when it is not possible to elect the board of directors through the slate voting system. The same process applies when one or more directors (but not the entire board) are to be elected or replaced.
Directors serve for the term determined upon election, which may not exceed three financial years. If the entire board is to be elected, all directors serve the same term. Directors subsequently added to the board (whether as additional members or replacements) serve until the end of the term of the preexisting directors. Directors may be re-elected.
If shareholders do not elect a chair, the board of directors elects one from among its members. The board may also elect one or more deputy chairs to serve if the chair is absent or unavailable or has resigned.
Directors must satisfy the eligibility and integrity requirements of article 2382 of the Italian Civil Code and must have the professional skills and competence needed to carry out their duties.
At least one third of the members of our board of directors must meet the independence requirements set forth by our Bylaws and the Italian Civil Code.
Under Italian law, the board of directors is generally responsible for managing the company. The board may take all actions it deems useful and appropriate to achieve the corporate purpose, except for matters reserved for our shareholders under our Bylaws and applicable law. Directors must generally act with care, in the company’s interest, without pursuing personal interests, and on an informed basis.
To the extent permitted by our Bylaws and applicable law, the board of directors may delegate its authority and responsibility to one or more of its members or to an executive committee from among its members.
Meetings of the board of directors may be called by its chair at any time or upon request in accordance with our Bylaws.
Audit committee
Our audit committee consists of at least three members elected by our board of directors from among its members. Members of the audit committee serve until the end of their office as members of the board of directors and may be re-elected. The audit committee elects a chair from among its members. The audit committee is governed by a charter that is consistent and complies with applicable Nasdaq rules and Italian law.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
The audit committee performs the functions required of an “audit committee” under applicable SEC and Nasdaq rules and oversees our compliance with the law and the Bylaws, our adherence to sound management principles, as well as our organizational, administrative, and accounting system. The audit committee may perform additional activities as requested by our board of directors.
Each member of our audit committee must meet the independence requirements under Nasdaq independence rules, article 2396-septies of the Italian Civil Code, and the additional requirements of independence and financial expertise required by applicable law (including Rule 10A-3 of the Exchange Act). Members of the executive committee (when present) and directors who hold delegated powers, special offices, or who perform management functions at Bending Spoons or at companies that control or are controlled by it, may not serve on the audit committee. At least one member of the audit committee must be registered in the Italian register of auditors (registro dei revisori legali).
Liquidation
Our winding-up and liquidation are governed by Italian law.
Shareholder agreements
Shareholder agreements must be notified to us and disclosed at each shareholder meeting. If these requirements are not met, the voting rights attached to the relevant shares may not be exercised, and any resolutions passed with the decisive affirmative vote of such shares may be voided.
Material differences between Italian law and Delaware law
The provisions of the Italian Civil Code applicable to companies listed on a regulated market (società che fanno ricorso al mercato del capitale di rischio) differ from the laws applicable to U.S. corporations and their shareholders.
The following summary of the main differences between the provisions of the Italian Civil Code applicable to companies that are listed on a regulated market (società che fanno ricorso al mercato del capitale di rischio) and the provisions of the General Corporation Law of the State of Delaware relating to rights and protections of shareholders does not affect the description of our Bylaws above.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Our Bylaws may differ from the provisions of the Italian Civil Code described below. In the event of conflict between the summary below and our Bylaws, our Bylaws prevail.
	Italian law	Delaware law
Director number
Shareholders at an ordinary shareholder meeting elect the board of directors for a specified term, which may not exceed three financial years.
The bylaws set the number of directors. If the bylaws specify only a minimum and a maximum number of directors, the number of elected directors is determined by a shareholder meeting.
In companies that adopt a one-tier corporate governance system, the board of directors elects an audit committee of at least three members from among its members.
A corporation must have at least one director. The bylaws set the number of directors (or the method for determining it), unless the certificate of incorporation fixes the number, in which case, changing it requires amending the certificate of incorporation.
Director removal	The holders of a majority of shares entitled to vote at a shareholder meeting may remove any director or the entire board, with or without cause. A director who is removed without cause may claim damages from the company. A director may resign at any time by giving written notice to the board of directors and the chair of the audit committee.
The holders of a majority of shares entitled to vote at a director election may remove any director or the entire board, with or without cause. There are two exceptions:
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If the board is classified, removal is only for cause unless the certificate of incorporation says otherwise
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If the corporation uses cumulative voting and less than the entire board is being removed, a director cannot be removed without cause if the votes against removal would have been enough to elect that director in a cumulative vote for the full board (or, if there are classes of directors, for that director’s class)
A director may resign at any time by giving written notice to the company.

Vacancies on the board of directors	Vacancies of less than half of the members of the board of directors resulting from resignations, removals, death, or forfeiture (including due to loss of the legal qualifications or independence requirements, as applicable) may be filled by the board of directors, with the approval of the audit committee. Directors filling such vacancies serve until a shareholder	Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all shareholders having the right to vote as a single class may be filled by a majority of the remaining directors (even if fewer than a quorum) or by a sole remaining director, unless (i) the certificate of incorporation or the

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
	Italian law	Delaware law
	meeting is held, which may confirm or elect their replacement. Vacancies of more than half of the directors elected by a shareholder meeting must be filled by an ordinary shareholder meeting, which must be called by the remaining directors. Directors who resign must remain in office until vacancies are filled by a shareholder meeting (in prorogatio). Our Bylaws include specific provisions for the replacement of our directors.	bylaws provide otherwise, or (ii) the certificate of incorporation grants a particular class or series of shares the right to elect that director, in which case, a majority of the other directors elected by that class or series (or a sole remaining director elected by that class or series) fills the vacancy.
Annual general meeting
Shareholder meetings may be ordinary or extraordinary.
In companies adopting the one-tier corporate governance system, ordinary shareholder meetings may take the following actions, among others:
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Approve the company’s financial statements
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Elect or remove directors
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Appoint external auditors
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Determine the compensation of directors and external auditors
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Decide whether to bring claims against directors
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Approve any authorizations the bylaws may require for certain transactions
An ordinary shareholder meeting must be held at least once a year, within the term set by the bylaws and no later than 120 days after the end of the financial year. This deadline may be extended to up to 180 days after the end of the financial year, if the company is required by law to prepare consolidated financial statements, or if necessary due to special circumstances related to its structure or corporate purpose.
The annual shareholder meeting is held at the place, date, and time designated by the board of directors or as specified in the certificate of incorporation or the bylaws.
Extraordinary shareholder meeting	An extraordinary shareholder meeting may take the following actions, among others: • Approve amendments to the bylaws • Decide on any other reserved matter under the law

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
	Italian law	Delaware law
Special shareholder meeting
Special shareholder meetings may be called when the company has issued different classes of shares and a resolution of the shareholder meeting would adversely affect the rights of the holders of one or more of those classes. A special meeting of the holders of the affected classes must also approve any such resolution.
Special meetings of the holders of a specific class of shares may take the following actions, among others:
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Approve or reject resolutions of the shareholder meeting that would adversely affect the rights attached to that class of shares
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Decide on any other matters reserved to special shareholder meetings pursuant to the bylaws
Special shareholder meetings follow the same rules that apply to extraordinary shareholder meetings.
Special shareholder meetings may be called by the board of directors or by any person authorized to do so under the certificate of incorporation or the bylaws.
Location of the annual general meeting	Shareholder meetings may be held inside the municipality of the company’s registered office, or at any other location that the board of directors determines in accordance with the bylaws. Shareholder meetings may be held virtually if the bylaws permit it.	Shareholder meetings may be held inside or outside Delaware and may be held virtually if the certificate of incorporation or the bylaws permit it.
Action by written consent	Actions that require a shareholder meeting cannot be taken without holding a meeting.	Any action that would normally require a shareholder meeting may instead be taken without a meeting if the shareholders holding at least the minimum number of votes needed to approve the action at a meeting at which all shares entitled to vote were present and voted to sign a written consent.
Notice of annual general meeting	The board of directors calls shareholder meetings by issuing notice to the shareholders at least 15 days before the meeting date. The notice must state the place, date, and time of the meeting, the means of remote communication (if any) by which shareholders may participate and vote, and the meeting agenda. The notice must be published in the Official Gazette of Italy or in at least one daily	Unless the certificate of incorporation or the bylaws provide otherwise, each shareholder entitled to vote must receive written notice of any meeting at least 10 days but no more than 60 days before the meeting date. The notice must state the place, date, and time of the meeting, the means of remote communication (if any) by which shareholders and proxy holders may participate and

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
	Italian law	Delaware law
	newspaper specified in the bylaws. The bylaws may impose additional requirements, such as publishing the notice on the company’s website. Unless the bylaws provide otherwise, the notice may specify that the meeting will be held in multiple calls.	vote, the record date for determining who may vote (if different from the record date for determining the shareholders entitled to receive the notice), and, for special meetings, the purpose of the meeting.
Quorum
Unless the bylaws provide otherwise, an ordinary shareholder meeting held in a single call can validly take place regardless of how much voting share capital attends the meeting, and resolutions are passed with a majority of the votes attached to the shares held by the shareholders who attend the meeting.
The bylaws may allow ordinary shareholder meetings to be held in multiple calls. In that case, unless the bylaws require higher majorities for certain resolutions, (i) at the first call, the meeting can validly take place if a majority of the voting share capital attends the meeting, and resolutions are passed with a majority of the votes attached to the shares held by the shareholders who attend the meeting, and (ii) at the second and any subsequent calls, the meeting can validly take place regardless of how much voting share capital attends the meeting, and resolutions are passed with a majority of the votes attached to the shares held by the shareholders who attend the meeting.
The certificate of incorporation or the bylaws may specify how many shares must be present or represented by proxy to form a quorum, but a quorum can never be less than one third of the shares entitled to vote. If neither the certificate of incorporation nor the bylaws specifies a quorum, a majority of the shares entitled to vote (present in person or by proxy) constitutes the quorum.

Unless the bylaws provide otherwise, an extraordinary shareholder meeting held in a single call can validly take place if at least one fifth of the voting share capital attends the meeting, and resolutions are passed with the affirmative vote of at least two thirds of the voting share capital attending the meeting.
The bylaws may allow extraordinary shareholder meetings to be held in multiple calls. In that case, unless the bylaws require higher majorities, (i) at the first call, the meeting can validly take place if a majority of the voting share capital attends the meeting, and resolutions are passed with the

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
	Italian law	Delaware law
affirmative vote of at least two thirds of the voting share capital attending the meeting, (ii) at the second call, the meeting can validly take place if more than one third of the voting share capital attends the meeting, and resolutions are passed with the affirmative vote of at least two thirds of the voting share capital attending the meeting, and (iii) at subsequent calls, the meeting can validly take place if at least one fifth of the voting share capital attends the meeting, and resolutions are passed with the affirmative vote of at least two thirds of the voting share capital attending the meeting.
Proxy	A shareholder may appoint another person to act on their behalf by proxy (either in writing or by electronic transmission) at any shareholder meeting. A proxy may only cover one meeting and must name the appointed representatives and any substitutes. A shareholder may not appoint as proxy holder any director or employee of the company or of other companies controlled by such company. A single proxy holder may represent no more than 20 to 200 shareholders, depending on the size of the company’s share capital.	A shareholder may appoint another person to act on their behalf by proxy (either in writing or by electronic transmission) at any shareholder meeting. A proxy expires three years after its date unless it specifies a longer period.
	A director may not give a proxy to another person to transfer their voting rights as a director.	A director may not give a proxy to another person to transfer their voting rights as a director.
Preemption rights	Shareholders have the right to subscribe for newly issued shares in proportion to their existing holdings. This preemption right may be waived or limited by the bylaws (for up to 10% of the existing share capital) or by a resolution of an extraordinary shareholder meeting, subject to certain conditions. If preemption rights are waived or limited, the board of directors must justify the new share issuance, and the subscription price must be based on the company’s consolidated net worth. The company’s external auditors must issue an opinion on whether the subscription price is fair. Preemption rights may also be	Shareholders have no preemption rights to subscribe for additional shares or convertible securities unless the certificate of incorporation expressly grants them.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
	Italian law	Delaware law
limited when newly issued shares are offered to employees of the company, its subsidiaries, or its parent companies.
Authority to increase the share capital
An extraordinary shareholder meeting may authorize share capital increases and share issuances (i) for cash, to be subscribed by existing shareholders or third parties, or (ii) for free to existing shareholders, provided the company has sufficient available reserves and the share capital is backed by existing funds.
Shareholders may delegate the power to increase the share capital to the board of directors by an extraordinary shareholder meeting, up to a specified amount and for a maximum of five years from the date of such delegation.
When new shares are issued for cash, the resolution may be executed once subscribers have subscribed for the shares and paid at least 25% of their nominal value plus the full share premium.
The board of directors has the power to authorize share issuances up to the amount authorized in the certificate of incorporation. Amendments to the certificate of incorporation to increase the authorized share capital amount require the affirmative vote of the holders of at least a majority of the voting shares, or a greater percentage if required by the certificate of incorporation. Shares may be issued for cash, tangible or intangible property, any benefit to the corporation, or any combination of these. The board of directors may set the consideration amount by approving a formula. Absent actual fraud, the directors’ judgment on the value of the consideration is conclusive.
Voting rights	Each shareholder has one vote per share, unless the bylaws provide otherwise. The bylaws may create classes of shares with no voting rights, limited voting rights, contingent voting rights, or multiple voting rights (up to 10 votes per share).	Each shareholder has one vote per share, unless the certificate of incorporation provides otherwise.
Shareholder vote on certain transactions	Any merger or demerger must be approved by both the board of directors and shareholders at an extraordinary shareholder meeting. The bylaws may also require approval by shareholders at an ordinary shareholder meeting for other transactions.
Unless the certificate of incorporation requires a greater vote, completing a merger, consolidation, sale, lease, or exchange of all or substantially all corporation’s assets, or a dissolution, requires:
•
The approval of the board of directors
•
The approval of the holders of a majority of the outstanding shares or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding shares entitled to vote on that matter

Director standard of conduct	Directors have a general duty to act with care, without self-interest, and on	Delaware law does not set out a specific statutory standard of

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Italian law	Delaware law

a well-informed basis.
The applicable standard of conduct is assessed on a case-by-case basis, considering the company’s characteristics, the specific tasks and responsibilities assigned to each director, and each director’s personal skills.
Directors’ duties include the following:
•
Registering the company with the business register and keeping the registered information up to date
•
Maintaining the company’s books and records (including the shareholder ledger)
•
Preparing the company’s annual financial statements in accordance with applicable accounting standards and filing them with the business register
•
Calling ordinary shareholder meetings at least annually, or when necessary, or when requested by shareholders holding at least 5% of the share capital
•
Monitoring the company’s equity and financial position, and taking the actions required by law if (i) losses reduce the share capital below two thirds of its original amount, or (ii) the company experiences income, asset, or financial imbalances conduct for directors. Instead, the scope of directors’ fiduciary duties is largely shaped by Delaware court decisions.
In general, directors must act without self-interest, on a well-informed basis, and in a manner they reasonably believe serves the best interests of the shareholders.
Directors of a corporation owe fiduciary duties of care and loyalty to the corporation and its shareholders. The duty of care requires a director to act in good faith and with the care an ordinarily prudent person would exercise in similar circumstances. This means a director must consider all material information reasonably available before making significant decisions.
The duty of loyalty requires directors to act in what they reasonably believe to be the corporation’s best interests and not to use their position for personal gain. Subject to certain exceptions, a director’s actions are presumed to have been taken on an informed basis, in good faith, and in the honest belief that they served the corporation’s best interests. This presumption can be rebutted by evidence of a breach of fiduciary duties. Delaware courts also apply a heightened standard of conduct to directors who take action to defeat a threatened change of control.
In addition, when the board of directors of a corporation approves the sale or break-up of the corporation, the board may, in certain circumstances, have a duty to obtain the highest value reasonably available for shareholders.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
	Italian law	Delaware law
Director and officer liability	Directors may be held liable to the company, its creditors, or one or more shareholders for damages caused by a breach of their duties and obligations. Provisions, whether in the bylaws, a contract, or otherwise, that attempt to exempt directors from liability for breach of a duty to the company may be unenforceable.
The certificate of incorporation may include a provision that eliminates or limits a director’s personal liability to the corporation and its shareholders for monetary damages from a breach of fiduciary duty. However, no such provision may limit liability for:
•
Any breach of the director’s duty of loyalty to the corporation or its shareholders
•
Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law
•
Intentional or negligent payment of unlawful dividends or share purchases, or redemptions
•
Any transaction from which the director derives an improper personal benefit

Director and officer indemnification	Companies may enter into indemnification agreements (patti di manleva) with directors and officers, under which the company holds directors or officers harmless from liabilities arising from actions taken during their service. Companies may also issue indemnification letters in favor of directors and officers when they cease to hold their office.
A corporation may indemnify a director or officer against expenses (including attorney fees), judgments, fines, and settlement amounts actually and reasonably incurred in defending an action, suit, or proceeding related to their position, provided that:
•
The director or officer acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation
•
In the case of a criminal proceeding, the director or officer had no reasonable cause to believe their conduct was unlawful

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
	Italian law	Delaware law
Shareholder litigation
Under Italian law, the company may bring a liability action against directors following a resolution of the ordinary shareholder meeting. The statute of limitations for this action is five years from the date the director ceased to hold office. If the shareholder meeting approves a liability action with at least 20% of the share capital voting in favor, the director is automatically removed from office (if still serving).
The company may waive or settle a liability action, provided the ordinary shareholder meeting approves and shareholders holding at least 5% of the share capital do not vote against it.
Shareholders holding at least 2.5% of the share capital (or the lower threshold set in the bylaws) may also bring liability actions. The shareholders who brought the action may waive or settle it, but any proceeds from the waiver or settlement go to the company.

A shareholder may bring a derivative action to enforce a corporate right that the corporation has failed to enforce on its own.
The complaint must:
•
State that the plaintiff was a shareholder at the time of the transaction, or that the plaintiff acquired shares afterward by operation of law
•
Describe the plaintiff’s efforts to get the directors to take the desired action and explain why those efforts failed, or state the reasons for not making the effort
The plaintiff must remain a shareholder for the entire duration of the derivative suit.
The action cannot be dismissed or settled without the approval of the Delaware Court of Chancery.

Amendment of the certificate of incorporation	The certificate of incorporation is the deed by which the company is incorporated and is not subsequently amended.
A corporation may generally amend its certificate of incorporation if:
•
Its board of directors has adopted a resolution setting out the proposed amendment and declaring it advisable
•
Holders of a majority of the outstanding shares entitled to vote on the amendment adopt it (or a greater vote if required by the certificate of incorporation), along with a majority of the outstanding shares of each class or series entitled to vote on the amendment as a class or series, if any (or a greater vote if required by the certificate of incorporation)

Amendment of the bylaws	The extraordinary shareholder meeting must approve any amendments to the bylaws, which must also be filed with the business register. The bylaws may also authorize the board of directors to make certain other amendments, including those relating to opening or closing a company’s branch, certain simplified mergers, and designating	Shareholders entitled to vote may adopt, amend, or repeal the bylaws. The certificate of incorporation may also grant that power to the board of directors.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
	Italian law	Delaware law
which directors have the power to represent the company.
Transactions with significant shareholders	These rules do not apply to companies whose shares are not listed on an E.U.-regulated market.	Subject to certain exceptions and conditions, a corporation may not enter into a business combination with an interested shareholder for three years after the person became an interested shareholder, unless shareholders holding at least 66 2∕3% of the corporation’s outstanding voting shares (excluding shares owned by the interested shareholder) gave prior approval.
Dissenter rights of appraisal
Merger and demerger plans approved by the board of directors must include a fair share exchange ratio, which must be verified by independent experts appointed by a court. These experts must prepare a report on whether the exchange ratio is fair. The report must include:
•
The methods used to determine the proposed exchange ratio and the values that resulted from each method
•
Any difficulties encountered in the valuation process
•
The experts’ opinion on whether the methods used were appropriate, and the relative weight given to each method in determining the final value
Appraisal rights are available to holders of any class or series of shares in a merger or consolidation, with limited exceptions. For example, appraisal rights generally do not apply to a merger or consolidation involving corporations listed on a national securities exchange where the consideration offered consists of listed shares.
Listing
We intend to apply to list our ordinary shares on Nasdaq under the symbol “BSP”.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Shares eligible for future sale
Prior to this offering, there has been no public market for our ordinary shares. Future sales of substantial amounts of our ordinary shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of ordinary shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price of our ordinary shares and our ability to raise equity capital in the future. See Risk factors — Risks relating to this offering and ownership of our ordinary shares for more information.
Upon completion of this offering, we will have       ordinary shares outstanding, or            ordinary shares outstanding if the underwriters exercise their option to purchase additional ordinary shares from us in full, and          Class A shares outstanding.
All of the ordinary shares expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for ordinary shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, who are subject to lock-up restrictions or are restricted from selling shares by Rule 144. The remaining outstanding ordinary shares (including ordinary shares issuable upon conversion of our Class A shares) will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.
As a result of the lock-up agreements described below and the provisions of Rules 144 or 701, and assuming no extension of the lock-up period and no exercise of the underwriters’ option to purchase additional ordinary shares, the ordinary shares that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:
•
No ordinary shares will be eligible for sale on the date of this prospectus

•
         ordinary shares will be eligible for sale upon expiration of the lock-up agreements described below, beginning more than 180 days after the date of this prospectus (assuming no Class A shares are converted into ordinary shares)

Rule 144
In general, a person who has beneficially owned our ordinary shares that are restricted securities for at least six months would be entitled to sell such securities, provided that (1) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (2) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned our ordinary shares that are restricted securities for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following, as long as we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale:
•
1% of the number of our ordinary shares then outstanding, which will equal approximately         ordinary shares immediately after this offering

•
The average weekly trading volume of our ordinary shares on Nasdaq during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale

Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information, and notice provisions of Rule 144 to the extent applicable.
Rule 701
In general, under Rule 701, any of our employees, executive officers, directors, consultants, or advisors who purchases shares from us in connection with a compensatory share or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.
The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.
Regulation S
Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus delivery requirements of the Securities Act.
Lock-up agreements
We, the Selling Shareholders, our executive officers, directors, and certain other shareholders have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares or such other securities (including any securities convertible into or exercisable or exchangeable for our ordinary shares) for a period of     days after the date of this prospectus, subject to certain exceptions, without the prior written consent of           . These agreements are described below under Underwriting (conflicts of interest).
Registration rights
We intend to enter into a Registration Rights Agreement upon consummation of this offering pursuant to which we will agree under certain circumstances to file a registration statement to register the resale of the ordinary shares held by certain of our existing shareholders, as well as to cooperate in certain public offerings of such ordinary shares. Registration of these ordinary shares under the Securities Act would result in these ordinary shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See Certain relationships and related party transactions — Registration rights agreement.
Stock options
We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of any ordinary shares issued or reserved for issuance under our equity plans. We expect to file the registration statement covering these ordinary shares after the date of this prospectus, which will permit the resale of such shares by persons who are non-affiliates of ours in the public market without restriction under the Securities Act, subject, with respect to certain of the ordinary shares, to the provisions of the lock-up agreements described above.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Taxation
The following summary describes the material Italian and U.S. federal income tax consequences of the acquisition, ownership, and disposition of our ordinary shares. This summary does not address all the tax considerations that may be relevant to a decision to purchase our ordinary shares. The summary is based on the tax laws and regulations of Italy and the U.S. as of the date of this prospectus, which are subject to change.
Material Italian tax considerations
This section describes the material Italian tax consequences of acquiring, holding, and disposing of our ordinary shares. It does not address all the aspects of Italian taxation that may be relevant to you, and different rules may apply to you or if you are subject to special treatment under applicable law.
You should consult your own tax advisors regarding the Italian tax consequences of acquiring, holding, and disposing of our ordinary shares. You should also consider whether any amounts received as distributions in connection with our ordinary shares relate to dividends or equity reserves.
This summary is based on the tax laws, regulations, and case law of Italy as of the date of this prospectus. The laws and regulations on which this discussion is based are subject to change, potentially with retroactive effect, and the information provided in this prospectus may not reflect future tax laws, regulations, or frameworks.
Taxation of dividends
Dividends paid by us are subject to the tax regime generally applicable to dividends paid by companies that are resident for tax purposes in Italy, as summarized below, depending on the class of recipient.
Italian resident holders
Individuals not engaged in a business activity
Under the Italian Decree No. 600 of September 29, 1973 (“Decree 600”), dividends paid to Italian resident individuals holding our ordinary shares neither in connection with a business activity nor in the context of a discretionary investment portfolio regime (risparmio gestito) are subject to 26% tax withheld at source in Italy. In this case, you are not required to report the dividends on your income tax return.
Subject to certain conditions and limitations, including minimum holding period requirements, dividends paid by us may be exempt from any income taxation (including from the 26% tax withheld at source) if the ordinary shares do not represent a Qualified Holding (as defined below) and are included in a long-term savings account (piano di risparmio a lungo termine) that meets all applicable requirements under Italian tax law.
If you have entrusted the management of the shares to an authorized intermediary under a discretionary asset management contract and have made an election for the discretionary investment portfolio regime (risparmio gestito) under the Italian Legislative Decree No. 461 of November 21, 1997, dividends are not subject to any tax withheld at source and are included in the annual accrued management result (risultato maturato annuo di gestione), which is subject to a 26% substitute tax.
“Qualified Holding” means a holding of our ordinary shares, including rights or securities through which our ordinary shares may be acquired, that represent, in case of shares listed on regulated markets, either (i) more than 2% of voting rights or (ii) more than 5% of our share capital.
Sole Proprietors
Dividends paid to Italian resident individuals holding our ordinary shares in connection with a business activity (“Sole Proprietors”) are not subject to any tax withheld at source in Italy, provided that, at the time of receipt, they declare that the profits collected are from holdings connected to their business activity. Such dividends are partially included in their taxable income up to a certain percentage, that may vary depending on the fiscal year in which the underlying profit was realized, and are subject to personal income tax.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Partnerships such as società in nome collettivo, società in accomandita semplice, società semplici, and other companies and business entities referred to in CITA
No Italian tax is withheld at source on dividends paid to Italian business partnerships such as società in nome collettivo, società in accomandita semplice, and similar partnerships or business entities referred to in article 5 of the Italian Presidential Decree No. 917 of December 22, 1986 (“CITA”). Such dividends are partially included in the business partnership taxable income, and then proportionally allocated to the relevant partners on a look-through basis. These dividends are included up to a certain percentage based on the fiscal year in which the underlying profit is realized.
If the partnership is instead a non-business partnership (società semplice), under the Italian Law Decree No. 124 of October 26, 2019, as amended, dividends are deemed to be received on a tax transparency basis by the partners and are subject to tax under the tax regime applicable to each partner as if they were directly paid to them.
No Italian tax is withheld at source on dividends paid to Italian resident companies and other Italian resident business entities referred to in CITA, including joint-stock companies (società per azioni), partnerships limited by shares (società in accomandita per azioni), limited liability companies (società a responsabilità limitata), and public and private entities whose sole or primary purpose is to carry out business activities. Only 5% of such income is included in taxable income subject to corporate income tax (“IRES”).
Furthermore, if our ordinary shares are financial assets held for trading by holders that apply IAS or IFRS Accounting Standards under the Regulation No. 1606/2002 of the European Parliament and the Council of July 19, 2002, the full amount of the dividends is included in taxable income subject to IRES.
IRES is currently applied at 24%, but a higher rate may apply for companies in specific sectors.
For some companies and under certain conditions, dividends may also be partially included in the net value of production, which is subject to regional tax on productive activities (“IRAP”).
Non-business entities referred to in CITA
No Italian tax is withheld at source on dividends paid to Italian resident non-business entities referred to in article 73(1)(c) of CITA (including Italian resident trusts that do not carry out a business activity), except for Italian collective investment funds (“OICR”). The dividends are fully included in the holder’s income, subject to IRES.
For certain social security entities, subject to certain conditions and limitations, including minimum holding period requirements, dividends and other income from our ordinary shares that do not represent a Qualified Holding may be excluded from the taxable base if the social security entity earmarks the ordinary shares as eligible investment under the Italian Law No. 232 of December 11, 2016, as amended (“Budget Law 2017”) to the extent that the investment in our ordinary shares, and other qualifying shares or units in OICR investing mainly in qualifying shares, represent no more than 10% of the gross asset value of the social security entity of the previous year.
According to the Italian Law No. 178 of December 30, 2020 (“Budget Law 2021”), 50% of the dividends paid to non-business entities referred to in article 73(1)(c) of CITA will be excluded from their IRES taxable base provided that they (i) exclusively or mainly carry out any of the qualifying non-profit activities listed in article 1(45) of Budget Law 2021 and (ii) earmark the related tax savings to a non-distributable reserve and use these resources to finance these non-profit activities.
Persons exempt from IRES and persons outside of the scope of IRES
Dividends paid to Italian resident holders that are exempt from IRES are generally subject to a 26% tax withheld at source. No Italian tax is withheld at source on dividends paid to persons that are outside the scope of IRES under article 74(1) of CITA.
Pension funds and OICR (other than Real Estate AIF)
No Italian tax is withheld at source on dividends received by Italian pension funds governed by the Legislative Decree No. 252 of December 5, 2005 (“Decree 252”), and they are taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20% substitute tax. Subject to certain conditions

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
and limitations, including minimum holding period requirements, dividends and other income from our ordinary shares may be excluded from the taxable base of the 20% substitute tax if the pension fund earmarks our ordinary shares as eligible investment under Budget Law 2017 to the extent that the investment in our ordinary shares, and other qualifying shares or units in OICR investing mainly in qualifying shares, represent no more than 10% of the gross asset value of the pension fund of the previous year.
No Italian tax is withheld at source on dividends received by OICR that are established under Italian law and that are subject to regulatory supervision, other than Italian real estate investment funds and Italian real estate investment companies with fixed capital (collectively, “Real Estate AIF”), and are not subject to taxation at the level of the OICR.
Real Estate AIF
No Italian tax is withheld at source on dividends paid to a Real Estate AIF. Moreover, dividends are not subject to taxation at the level of the Real Estate AIF. However, in some circumstances the income realized by a Real Estate AIF is attributed pro rata to Italian resident unitholders or shareholders, irrespective of any actual distribution, on a tax transparency basis if such unitholders or shareholders are not institutional investors and hold units or shares in the Real Estate AIF representing more than 5% of the Real Estate AIF’s net asset value.
Non-Italian resident holders
Non-resident persons holding ordinary shares through a permanent establishment in Italy
No Italian tax is withheld at source on dividends paid to non-resident persons (other than Sole Proprietors) that hold our ordinary shares through a permanent establishment in Italy to which our ordinary shares are effectively connected. Only 5% of the dividends are included in income subject to IRES.
Furthermore, if our ordinary shares are financial assets held for trading by holders that apply IAS or IFRS Accounting Standards under the Regulation No. 1606/2002 of the European Parliament and the Council of July 19, 2002, the full amount of the dividends is included in income subject to IRES.
IRES is currently applied at 24%, but a higher rate may apply for companies operating in specific sectors.
If our ordinary shares are held by a non-resident Sole Proprietor through a permanent establishment in Italy to which the ordinary shares are effectively connected, dividends are subject to the same tax regime discussed above.
For some companies and under certain conditions, dividends may also be partially included in the net value of production, which is subject to IRAP.
Non-resident persons who do not hold the ordinary shares through a permanent establishment in Italy
A 26% tax withheld at source generally applies to dividends paid to non-resident persons that do not have a permanent establishment in Italy to which our ordinary shares are effectively connected.
Subject to a specific application that must be submitted to the Italian tax authority, you are entitled to tax relief in the form of a refund up to 11/26 of the tax applied in Italy if you can demonstrate that you have paid final tax abroad on the same profits. If you may be eligible for this relief, you should consult with your own tax advisors to determine whether you are eligible for, and how to obtain, the tax refund.
As an alternative to this relief, residents in countries that have a double tax treaty in force with Italy may request that the tax withheld at source on dividends be applied at the reduced rate provided under the applicable tax treaty, if they submit the required documentation (including tax resident certificates released or stamped by the foreign tax authority). Certain U.S. holders of our ordinary shares may qualify for full or partial relief from the Italian dividend tax withheld at source under the Convention between the Government of the U.S. and the Government of Italy for the avoidance of double taxation with respect to taxes on income and the prevention of fraud or fiscal evasion signed in Washington, D.C. on August 25, 1999 (the “Treaty”). Under the Treaty, under certain conditions, (i) qualifying U.S. individuals are entitled to

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
a reduced Italian dividend tax withheld at source of 15%, and (ii) qualifying U.S. companies are entitled to a reduced Italian dividend tax withheld at source of either 5% or 15%, depending on the circumstances. Under the Treaty, qualified U.S. governmental entities are entitled, under certain conditions, to a full exemption from Italian dividend withholding tax.
The domestic rate of tax withheld at source on dividends is 1.2% (and not 26%) if the recipients and beneficial owners of the dividends on our ordinary shares are companies or entities that (i) are resident for tax purposes in an E.U. country or a country that is a party to the EEA Agreement that is included in the Italian White List (as defined below), and (ii) are subject to corporate income tax in such country.
If the 1.2% rate of tax withheld at source applies, companies and entities may not be entitled to certain tax reliefs.
“Italian White List” means the list of countries and territories that allow for an adequate exchange of information with Italy set out in the Italian Ministerial Decree of September 4, 1996, as amended, or in any decree or regulation that may be issued to provide the list of such countries and territories.
The domestic withholding tax rate on dividends is 11% if the recipients and beneficial owners of the dividends on our ordinary shares are pension funds that are set up in an E.U. country or a country that is a party to the EEA Agreement that is included in the Italian White List. The pension funds may not be entitled to certain tax reliefs. Under Budget Law 2017, if certain conditions are met, pension funds may be eligible for an exemption on tax withheld at source on dividends.
Under Decree 600, Italian tax may not be withheld at source on dividends paid to foreign collective investment funds under certain circumstances.
Under Decree 600, an E.U. company is entitled to a full exemption or refund of the tax withheld at source on the dividends if certain conditions are met. The exemption may be denied by the Italian tax authority under the article 10-bis of Law No. 212 of July 27, 2000.
Under the Agreement between the European Community and the Swiss Confederation providing for measures equivalent to those laid down in Council Directive 2003/48/EC on taxation of savings income in the form of interest payments, the withholding tax refund or exemption regime described above may also apply to dividends paid to a company that, among other conditions, is a tax resident in Switzerland.
The application of the tax relief, withholding tax reduction under the double tax treaties, or withholding tax exemption described above is subject to specific conditions under the applicable laws or treaties, which may vary depending on your case, as well as to you fulfilling certain formalities, such as the timely submission to the withholding tax agent of affidavits, statements, and tax residence certificates. You should consult with your own tax advisors to determine whether you are eligible for, and how to obtain, such tax relief, withholding tax reductions, or exemption.
Taxation of certain equity reserves
Special rules apply to the distribution of certain capital reserves, such as reserves or other funds formed with share premium, adjusted interest paid by subscribers of shares, equity (other than share capital) contributions (versamenti a fondo perduto) or share capital account payments (versamenti in conto capitale) made by shareholders and tax-exempt revaluation reserves. Under certain circumstances, such distribution may trigger taxable income for the recipients, depending, among other factors, on any current profits or outstanding profit reserves at the time of the distribution. The application of such rules may also affect the tax basis of our ordinary shares, the characterization of the taxable income received by you, and the applicable tax regime. See Taxation of dividends or Taxation of capital gains, depending on the type of investor and other circumstances.
You should consult your own tax advisors if any distributions of such capital reserves occur.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Taxation of capital gains
The tax regime summarized in this section applies only to the holders of our ordinary shares described below.
Italian resident holders
Italian resident individuals not engaged in business activity
Capital gains realized by Italian resident individuals upon transfer for consideration of our ordinary shares (as well as of securities or rights whereby ordinary shares may be acquired), other than capital gains realized in connection with a business activity, are subject to a 26% substitute tax (“CGT”). CGT may apply based on the tax regime you opt for.
Subject to certain conditions and limitations (including minimum holding period requirements), capital gains on our ordinary shares may be exempt from any income taxation (including from the 26% CGT) if our ordinary shares do not represent a Qualified Holding and are included in a long-term savings account (piano di risparmio a lungo termine) that meets all the relevant requirements under Italian tax law.
Under the Italian Law No. 448 of December 28, 2001, as amended, for CGT purposes, Italian individuals may opt to increase the tax basis of our shares held as of January 1, 2026 up to their fair market value by paying a 21% substitute tax on the fair market value by November 30, 2026. This substitute tax may also be paid in three installments, the first of which must, in any event, be paid by November 30, 2026. For these purposes, the fair market value is determined as of January 1, 2026, and must be determined according to applicable tax rules.
Sole Proprietors and business partnerships (società in nome collettivo, società in accomandita semplice and similar partnerships) referred to in article 5 of CITA
Capital gains realized by Sole Proprietors and business partnerships such as società in nome collettivo, società in accomandita semplice, and similar Italian partnerships referred to in article 5 of CITA, upon transfer for consideration of our ordinary shares, must be fully included in income and reported in the annual income tax return. Capital losses (or other negative items of income) upon transfer for consideration of our ordinary shares would be fully deductible from the holder’s income.
However, if certain conditions are met, only a certain percentage of the capital gain should be included in the business income.
Capital losses realized on our ordinary shares that meet certain conditions are only partially deductible (similarly to the tax treatment of capital gains).
For the purpose of determining capital gains and capital losses, your tax basis in our ordinary shares is reduced by any write-down that you have deducted in previous fiscal years.
Companies and other business entities referred to in CITA
Capital gains realized by Italian resident companies and other business entities referred to in article 73(1)(a)-(b) of CITA (including partnerships limited by shares and public and private entities whose sole or primary purpose is carrying out business activity) upon transfer for consideration of our ordinary shares must be fully included in the taxable business income subject to IRES in the tax year in which the capital gains are realized.
However, under article 87 of CITA (“PEX Regime”), capital gains realized upon a transfer of our ordinary shares may be exempt up to 95% if each of the following requirements is met:
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Our ordinary shares have been held without interruption since the first day of the twelfth month preceding the transfer, with the most recently acquired shares deemed transferred first (on a last-in, first-out basis).

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Our ordinary shares have been booked as non-current financial assets in the first financial statements closed during the holding period. If you prepare your financial statements according to IAS or IFRS Accounting Standards, our ordinary shares are deemed non-current financial assets if they are not accounted as financial assets held for trading.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
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Our tax residency is in a country that does not have a privileged tax regime under article 47-bis(1) of CITA. This requirement must be met when the capital gain is realized, without interruption, from the moment you began holding the shares or, if the shares have been held for more than five years and the disposal is made to entities that are not part of the seller’s group, from at least the beginning of the fifth tax period preceding the gain.

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We carry out a commercial business activity under article 55 of CITA, provided that this requirement does not apply to companies whose securities are traded on regulated markets, such as us. This requirement must be met when the capital gain is realized, without interruption, from at least the beginning of the third tax period preceding the gain.

The transfer of ordinary shares recorded as fixed financial assets and as inventory must be considered separately for each class.
If the requirements for the participation exemption are met, any capital loss realized on the ordinary shares cannot be deducted.
For the purpose of determining capital gains and capital losses, your tax basis of the shares is reduced by any write-down that you have deducted in previous fiscal years.
Capital losses, as well as negative differences between revenues and costs, relating to shares that do not meet the participation exemption requirements, are not relevant and cannot be deducted to the extent of the non-taxable amount of dividends, or advance dividend, received by you in the 36 months before the transfer. This anti-avoidance rule applies to shares acquired in the 36 months preceding the realization of the capital loss (or the negative difference), provided that requirements under article 87(1)(c)-(d) of CITA are met. The anti-avoidance rule does not apply to holders that prepare their financial statements according to IAS or IFRS Accounting Standards for which a different regime applies.
When the amount of the capital losses and negative differences deriving from one or more transactions on shares traded on regulated markets is greater than €50,000, you must, under certain circumstances, report the information regarding the transaction to the Italian tax authority. Moreover, you must report to the Italian tax authority capital losses greater than €5,000,000 deriving from one or more transfers of shares booked as non-current financial assets. This obligation does not apply to holders that prepare their financial statements according to IAS or IFRS Accounting Standards.
For some companies and under certain conditions, capital gains on our ordinary shares may also be included in the net value of production subject to IRAP.
Non-business entities referred to in CITA and non-business partnerships (società semplici) referred to in Article 5 CITA
Capital gains realized outside the scope of a business activity by Italian resident non-business entities referred to in Article 73(1)(c) of CITA (other than OICR) and Italian non-business partnerships referred to in article 5 of CITA are subject to tax under the same rules provided for capital gains realized by Italian resident individuals who do not hold our ordinary shares in connection with a business activity. For a short description of a potentially more favorable regime available to certain social security entities, see Taxation of dividends.
Italian resident non-business entities referred to in article 73(1)(c) of CITA holding our ordinary shares outside the scope of a business activity and Italian non-business partnerships referred to in article 5 of CITA may also elect for the tax basis step-up regime under article 5 of Law No. 448 of December 28, 2001 (as amended by Article 1 paragraph 144 of the Italian Law No. 199 of December 30, 2025 (“Budget Law 2026”)) in relation to our ordinary shares held since January 1, 2026, as described above.
Pension funds and OICR (other than Real Estate AIF)
Capital gains on our ordinary shares held by Italian pension funds governed by Decree 252 must be taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20% substitute tax. See Taxation of dividends.
Capital gains on our ordinary shares held by OICR established under Italian law and subject to regulatory supervision (other than Real Estate AIF) are not subject to tax at the OICR level.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Real Estate AIF
Capital gains on our ordinary shares held by Italian Real Estate AIF are not subject to IRES or IRAP at the level of the Real Estate AIF.
Non-Italian resident holders
Non-resident persons holding our ordinary shares through a permanent establishment in Italy
If you hold our ordinary shares through a permanent establishment in Italy to which our ordinary shares are effectively connected, capital gains realized upon disposal of our ordinary shares must be included in the permanent establishment’s income taxable in Italy according to the tax regime as provided for capital gains realized by Italian resident companies and other business entities as referred to in Article 73(1)(a)-(b) of CITA, which is summarized above.
If our ordinary shares are held by a non-resident Sole Proprietor through a permanent establishment in Italy to which the ordinary shares are effectively connected, capital gains realized upon disposal of the ordinary shares must be included in the permanent establishment’s income taxable in Italy according to the tax regime as provided for capital gains realized by Italian Sole Proprietors, which is summarized above.
Non-resident persons who do not hold our ordinary shares through a permanent establishment in Italy
Since our ordinary shares will be listed on a regulated market, no tax applies in Italy on capital gains realized by you if you are a non-Italian resident holder without a permanent establishment in Italy upon transfer for consideration of our ordinary shares that do not qualify as Transfers of Qualified Holdings (as defined below), even if our ordinary shares are held in Italy and regardless of the provisions of any applicable double tax treaty. To benefit from this exemption, if you hold our ordinary shares with an Italian authorized financial intermediary and either are subject to the non-discretionary investment portfolio regime or have elected for the discretionary investment portfolio regime, you may be required to timely submit to the Italian authorized financial intermediary an affidavit stating that you are not resident in Italy for tax purposes.
“Transfers of Qualified Holdings” means transfers of our ordinary shares, including rights or securities through which our ordinary shares may be acquired, that exceed, over a period of 12 months, the threshold for qualifying as Qualified Holdings. The twelve-month period starts from the date when the shares, securities, and rights owned represent a percentage of voting rights or interest in our share capital that exceeds these thresholds. For rights or securities through which our ordinary shares may be acquired, the percentage of voting rights or interest in our capital potentially attributable to holding such rights and securities is taken into account.
Capital gains realized by you if you are a non-Italian resident holder without a permanent establishment in Italy upon Transfers of Qualified Holdings are subject to substitute tax at the rate of 26% under the rules as provided for capital gains realized by Italian resident individuals who do not hold our ordinary shares in connection with a business activity. However, (i) under Budget Law 2021, no tax applies in Italy on capital gains realized by foreign collective investment funds under certain circumstances, and (ii) under CITA, capital gains realized on our ordinary shares by entities that are resident for tax purposes in an E.U. country or a country that is a party to the EEA Agreement that is included in the Italian White List are 95% exempt if certain conditions are met.
The tax regimes described above will not prevent the application, if more favorable to you, of any different provisions of any applicable double taxation treaty with Italy. Most double taxation treaties entered into by Italy provide that capital gains realized on the disposal of shares are subject to tax only in the country of residence of the seller. In such cases, the capital gains you realize on the disposal of our ordinary shares will not be subject to tax in Italy. Under the Treaty, capital gains realized by treaty entitled U.S. resident shareholders upon the disposal of our ordinary shares would be subject to tax only in the U.S.
If you do not hold our ordinary shares through a permanent establishment in Italy and you may be exposed to Italian source taxation on capital gains, you may also consider electing for the tax basis step-up regime under article 5 of the Italian Law No. 448 of December 28, 2001. This step-up regime cannot be taken into account in the computation of capital gains or losses eligible for the PEX Regime for non-resident business entities described above.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Transfer tax
Contracts or other legal instruments relating to the transfer of securities, including the transfer of our ordinary shares, are subject to registration tax as follows:
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Notary deeds (atti pubblici) and private deeds with notarized signatures (scritture private autenticate) executed in Italy must be registered with the Italian tax authority and are subject to a €200 registration tax

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Private deeds (scritture private) are subject to a €200 registration tax only if voluntarily filed for registration with the Italian tax authority or if the so-called caso d’uso or enunciazione occurs.

Financial transaction tax
Transfer of ownership of the shares
The Italian Law No. 228 of December 24, 2012, introduced a financial transaction tax (“FTT”) applicable to the transfers of the ownership of the following, among other securities:
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Shares issued by Italian resident companies

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Participating financial instruments (as defined under the Italian Civil Code) issued by Italian resident corporations

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Securities representing equity investments in Italian resident companies such as American Depositary Receipts and Global Depositary Receipts, regardless of the country of residence of the issuer and where the contract has been entered into

The FTT is due by the transferee of the relevant financial instruments and is generally applied by any financial intermediary intervening in the transaction.
Based on Budget Law 2026, the FTT rates are 0.2% for transfers of shares executed in regulated stock markets or through multilateral trading facilities and 0.4% for all other taxable transfers.
The residence of the issuer for FTT purposes is the place where the issuer has its registered office (intended as its corporate seat). Since our corporate seat is in Italy, once the relevant requirements are met, transfers of ownership of our ordinary shares will be subject to the FTT.
High-frequency trading
Transactions carried out on the Italian financial markets and concerning our ordinary shares may, in limited circumstances, be subject to a tax on high-frequency trading. If you are engaged in high-frequency trading, you should consult your own tax advisors regarding the Italian tax consequences of high-frequency trading on our ordinary shares.
Transfer of our ordinary shares upon death or by gift
Subject to certain exceptions, Italian inheritance and gift tax is generally payable on transfers of assets and rights, including our ordinary shares, (i) upon the death of or gift by an Italian resident holder who is an individual (or other transfers for no consideration and the creation of liens on such assets for a specific purpose), even if the transferred assets are held outside Italy, and (ii) upon the death of or gift by a non-Italian resident holder who is an individual, but limited to transferred assets held in Italy. Shares in companies that have their registered address, place of effective management, or their primary business purpose in Italy for the greater part of the fiscal year are deemed to be held in Italy. Special rules apply to Italian resident holders who are individuals and opted for the flat tax regime set out in CITA.
The applicable rates are 4%, 6% and 8%, depending on certain conditions and subject to certain exclusions and exemptions.
Assets segregated in a trust or allocated to special-purpose funds under a fiduciary arrangement, or encumbered by special-purpose liens under the Italian Civil Code for the benefit of persons with severe disabilities are exempt from Italian inheritance and gift tax, provided that the conditions set out in the Italian Law No. 112 of June 22, 2016, are met. The exemption from Italian inheritance and gift tax also applies to the transfer of assets and rights if the beneficiary dies before the settlor.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
No inheritance tax applies if our ordinary shares are included in a long-term savings account (piano di risparmio a lungo termine) that meets all the applicable requirements under Italian tax laws and regulations.
Stamp duty
Under the Italian Decree No. 642 of October 26, 1972, a 0.2% stamp duty generally applies to communications and reports that Italian financial intermediaries periodically send to their clients regarding financial products deposited with such intermediaries. Shares are included in the definition of financial products for these purposes. Communications and reports are deemed to be sent at least once a year, even if the Italian financial intermediary is under no obligation to prepare or send them. The stamp duty cannot exceed €14,000 per year for investors other than individuals.
The stamp duty applies to any investor who is a “client” as this term is defined in the Bank of Italy regulation issued on June 20, 2012 (Trasparenza delle operazioni e dei servizi bancari e finanziari — Correttezza delle relazioni tra intermediari e clienti) of an entity that exercises in any form a banking, financial, or insurance activity in Italy.
The taxable base of the stamp duty is the market value or, if no market value is available, the nominal value or redemption amount of the relevant financial product.
Wealth tax on financial products held abroad (IVAFE)
Under the Italian Decree No. 201 of December 6, 2011, individuals, non-business entities, and non-business partnerships resident for tax purposes in Italy who hold certain financial products outside of Italy, including shares, are required to pay a wealth tax at the rate of 0.2%, or 0.4% if the financial products are held in one of the countries or territories included in the Italian Ministerial Decree of May 4, 1999 (Individuazione di Stati e territori aventi un regime fiscale privilegiato).
The wealth tax applies to the market value at the end of the relevant year or, if no market value is available, to the nominal or redemption value of such financial products held outside of Italy. The wealth tax cannot exceed €14,000 per year for investors other than individuals.
You may deduct from the Italian wealth tax a tax credit equal to any wealth tax paid in the country where the financial products are held, up to the amount of the Italian wealth tax due.
Certain reporting obligations for Italian resident holders
Under the Italian Law Decree No. 167 of June 28, 1990, individuals, non-business entities, and non-business partnerships resident for tax purposes in Italy who, during the fiscal year, hold financial assets abroad (which may potentially include our ordinary shares) must, in certain circumstances, disclose these financial assets to the Italian tax authority in their income tax return (or if the income tax return is not due, in a specified form that must be filed within the same term for the annual income tax return), regardless of the value of such assets (except for deposits or bank accounts having an aggregate value not exceeding €15,000 throughout the year). The requirement applies also if such holders are not the direct holders of the financial assets but are the beneficial owners under the Italian Legislative Decree No. 231 of November 21, 2007.
No disclosure requirements exist for financial assets, including our ordinary shares, under management or administration entrusted to Italian banks, broker-dealers (SIM), fiduciary companies, or other professional intermediaries pursuant to the Italian Law Decree No. 167 of June 28, 1990, and for contracts concluded through their intervention, provided that the cash flows and the income derived from such assets and contracts have been subjected to Italian withholding tax or substitute tax by such intermediaries.
Material U.S. federal income tax considerations
The following discussion describes certain material U.S. federal income tax consequences to U.S. Holders of an investment in our ordinary shares. This summary applies only to U.S. Holders that acquire our ordinary shares in exchange for cash in this offering, hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code, and have the U.S. dollar as their functional currency.
This discussion is based on the tax laws of the U.S. as in effect on the date of this prospectus, including the Code, and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations of such laws and regulations available on or before such

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
date. All of the preceding authorities are subject to change, and any such change could apply retroactively and affect the U.S. federal income tax consequences described below. The statements in this prospectus are not binding on the U.S. Internal Revenue Service (the “IRS”) or any court. We can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. Furthermore, this summary does not address any estate or gift tax consequences, state, local, or non-U.S. tax consequences, or other tax consequences other than U.S. federal income tax consequences.
The following discussion does not describe all of the tax consequences that may be relevant to any particular investor or to persons in special tax situations such as any of the following:
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Banks and certain other financial institutions

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Regulated investment companies

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Real estate investment trusts

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Insurance companies

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Broker-dealers

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Traders who elect to mark our ordinary shares to market for U.S. federal income tax purposes

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Tax-exempt entities

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Persons liable for any alternative minimum tax or the Medicare contribution tax on net investment income

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U.S. expatriates

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Persons holding our ordinary shares as part of a straddle, hedging, constructive sale, conversion, or integrated transaction

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Persons that actually or constructively own 10% or more of our stock by vote or value

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Persons who are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the U.S.

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Persons who acquired our ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation

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Persons holding our ordinary shares through partnerships or other pass-through entities or arrangements.

You are urged to consult your tax advisors about the application of the U.S. federal tax rules to your particular circumstances, as well as the state, local, and non-U.S. tax consequences to you of the purchase, ownership, and disposition of our ordinary shares
The tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds our ordinary shares generally will depend on such partner’s status and the partnership’s activities. If you are a partner in such a partnership, you should consult your tax advisor.
Dividends and other distributions on our ordinary shares
Subject to the PFIC considerations discussed below, the gross amount of distributions made by us with respect to our ordinary shares, including the amount of any non-U.S. taxes withheld therefrom, generally will be includible as dividend income in your gross income in the year received, to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain our earnings and profits calculations under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Such dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations with respect to dividends received from other U.S. corporations. Dividends received by non-corporate U.S. Holders may be “qualified dividend income,” which is taxed at the lower applicable capital gains rate, provided that (i) our ordinary shares are readily tradable on an established securities market in the U.S. or we are qualified for the benefits of the income tax treaty between the U.S. and Italy, (ii) we are not a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
year, (iii) you satisfy specific holding period requirements, and (iv) you are not under an obligation to make related payments with respect to positions in substantially similar or related property. Nasdaq, on which we expect our ordinary shares to be traded, is generally considered an established securities market for the purpose of clause (i) above. Non-corporate U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares.
Dividends on our ordinary shares generally will constitute foreign source income for foreign tax credit limitation purposes. Subject to certain complex conditions and limitations, any non-U.S. taxes withheld on any distributions on our ordinary shares at the applicable income tax treaty rate may be eligible for credit against your U.S. federal income tax liability or, at your election, may qualify as a deduction in computing your U.S. federal taxable income. If a refund of the tax withheld is available under the laws of the foreign jurisdiction imposing such tax, the amount of tax withheld that is refundable will not be eligible for such credit against a U.S. Holder’s U.S. federal income tax liability (and will not qualify for the deduction against U.S. federal taxable income). The limitation on foreign taxes eligible for the credit is calculated separately for specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary shares will generally constitute “passive category income.” U.S. Treasury regulations addressing foreign tax credits (“Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit. There can be no assurance that those requirements will be satisfied unless you are entitled to and elect to claim the benefits of an applicable income tax treaty with respect to such taxes. However, IRS guidance allows taxpayers to defer the application of many aspects of the Foreign Tax Credit Regulations until new guidance is issued. The rules relating to the determination of the U.S. foreign tax credit are complex, and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances and the possibility of claiming an itemized deduction (instead of the foreign tax credit) for any foreign taxes paid or withheld.
Sale or other taxable disposition of ordinary shares
Subject to the PFIC considerations discussed below, upon a sale or other taxable disposition of our ordinary shares, you will recognize capital gain or loss in an amount equal to the difference between the amount realized and your adjusted tax basis in such ordinary shares. Your adjusted tax basis in our ordinary shares generally will equal the cost of such ordinary shares. Generally, any such gain or loss will be treated as long-term capital gain or loss if your holding period in our ordinary shares exceeds one year. Non-corporate U.S. Holders, including individuals, generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of capital losses is subject to significant limitations.
Gain or loss, if any, realized by you on the sale or other taxable disposition of our ordinary shares generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit limitation purposes. You may not be able to claim foreign tax credits with respect to non-U.S. tax imposed upon the sale or other taxable disposition of our ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other foreign source income. Moreover, the FTT discussed in Material Italian tax considerations imposed on transfers of our ordinary shares is likely not creditable for U.S. federal income tax purposes. In addition, under the Foreign Tax Credit Regulations, any non-U.S. tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other foreign source income that you may have), unless you are entitled to and elect to claim the benefits of an applicable income tax treaty with respect to such tax. In such a case, the non-creditable tax may reduce the amount realized on the sale or other taxable disposition of our ordinary shares. However, IRS guidance allows taxpayers to defer the application of many aspects of the Foreign Tax Credit Regulations until new guidance is issued. You should consult your tax advisors regarding the tax consequences if any non-U.S. taxes, including the FTT, are imposed on or connected with a sale or other taxable disposition of our ordinary shares and your ability to credit any such non-U.S. taxes against your U.S. federal income tax liability, or take a deduction instead of a credit or reduce the amount realized by the amount of such non-U.S. taxes.
PFIC considerations
We would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Code), or (ii) 50% or more of the value of our assets (generally determined based on a quarterly average) during such year is attributable to assets that produce or are held for the production of passive

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
income. For these purposes, cash and other assets readily convertible into cash or that do or could generate passive income, are generally categorized as passive assets, and the value of goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income. Passive income generally includes, among other things, rents, dividends, interest, royalties, and other investment income and gains, with certain exceptions. In addition, for purposes of these tests, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, at least 25% (by value) of the stock.
Under the PFIC rules, if we were considered a PFIC at any time that you hold our ordinary shares, we would continue to be treated as a PFIC with respect to your investment unless (i) we ceased to be a PFIC and (ii) you made a “deemed sale” election under the PFIC rules.
Based on the current and anticipated composition of our income, assets (including their expected value), and operations, we do not expect to be treated as a PFIC for the current taxable year. However, whether we are treated as a PFIC is a factual determination made annually after the close of each taxable year. This determination will depend on, among other things, the ownership and composition of our income and assets, as well as the value of our assets from time to time. The value of our assets for purposes of the PFIC determination will generally be determined by reference to the market price of our ordinary shares, which could fluctuate significantly. Moreover, the application of the PFIC rules is unclear in certain respects. In addition, the IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be classified as a PFIC for the current taxable year or for any future taxable year.
If we are considered a PFIC at any time that you hold our ordinary shares, any gain recognized by you on a sale or other disposition of the ordinary shares, as well as the amount of any “excess distribution” (defined below) received by you, would be allocated ratably over your holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For the purposes of these rules, distributions received by you on ordinary shares in a taxable year are excess distributions to the extent that they exceed 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or your holding period, whichever is shorter. In addition, if we are a PFIC and any of our subsidiaries is also a PFIC, you will generally be deemed to own shares in each subsidiary PFIC in that proportion which the value of ordinary shares you own bears to the value of all of our shares. As a result, you may also be subject to the adverse tax consequences described above with respect to any gain or “excess distribution” realized or deemed realized in respect of such subsidiary PFIC. Certain elections (such as a “qualified electing fund” election or a “mark-to-market” election) may be available that would result in alternative treatments of the ordinary shares if we are considered a PFIC. However, we currently have no intention to provide the information necessary for you to make a “qualified electing fund” election.
If we are treated as a PFIC with respect to you, you will also be subject to annual information reporting requirements. You should consult your tax advisors about the potential application of the PFIC rules, including the availability and consequences of making a mark-to-market election, to an investment in our ordinary shares.
Information reporting and backup withholding
Dividend payments with respect to our ordinary shares and proceeds from the sale or other taxable disposition of our ordinary shares may be subject to information reporting to the IRS and U.S. backup withholding. You will generally be eligible for an exemption from backup withholding if you furnish a correct taxpayer identification number and make any other required certification or are otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status may be required to provide their taxpayer identification number and any required certifications on IRS Form W-9 (or substitute version thereof). You should consult your tax advisors regarding the application of the U.S. information reporting

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
and backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.
Additional information reporting requirements
Certain U.S. Holders who are individuals (and certain entities) that hold an interest in “specified foreign financial assets” (which may include our ordinary shares) are required to report information relating to such assets, subject to certain exceptions (including an exception for our ordinary shares held in accounts maintained by certain financial institutions). Penalties can apply if you fail to satisfy such reporting requirements. You should consult your tax advisors regarding the applicability of these requirements to your acquisition and ownership of our ordinary shares.
The discussion above is a general summary. It does not cover all tax matters that may be important to you. You should consult your tax advisor about the tax consequences of an investment in our ordinary shares under your circumstances.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Underwriting (conflicts of interest)
We and the Selling Shareholders are offering our ordinary shares described in this prospectus through a number of underwriters. Goldman Sachs International, J.P. Morgan Securities LLC and Allen & Company LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the Selling Shareholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares listed next to its name in the following table:
Name	Number of Shares
Goldman Sachs International
J.P. Morgan Securities LLC
Allen & Company LLC

Total
The underwriters are committed to purchase all the ordinary shares being offered if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the ordinary shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. After the initial offering of the shares to the public, if all of the ordinary shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Certain of the underwriters are expected to make offers and sales both inside and outside the U.S. through their respective selling agents. Any offers or sales in the U.S. will be conducted by broker-dealers registered with the SEC. Goldman Sachs International is not a broker-dealer registered with the SEC; therefore, to the extent that it intends to effect any sales of any ordinary shares in the United States, it will do so through its SEC-registered broker-dealer affiliate in the United States, Goldman Sachs & Co. LLC, in compliance with applicable U.S. laws and regulations and as permitted by FINRA regulations.
The underwriters have an option to buy up to           additional shares from us and up to additional shares from the Selling Shareholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
The underwriting fee is equal to the public offering price per share less the amount paid by the underwriters to us per share. The underwriting fee is $      per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the Selling Shareholders assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
	Paid by the Company		Paid by the Selling Shareholders
	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per ordinary share	$	$
Total	$	$
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $      .
A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any of our ordinary shares or securities convertible into or exercisable or exchangeable for any of our ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any of our ordinary shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares or such other securities, in cash or otherwise), in each case without the prior written consent of Goldman Sachs International, J.P. Morgan Securities LLC and Allen & Company LLC for a period of     days after the date of this prospectus, other than our ordinary shares to be sold in this offering.
Our directors and executive officers and substantially all of our shareholders, including the Selling Shareholders (each such person, a “Lock-Up Party”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each Lock-Up Party, with limited exceptions, for a period of     days after the date of this prospectus (such period, the “Restricted Period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of Goldman Sachs International, J.P. Morgan Securities LLC and Allen & Company LLC (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares (including, without limitation, ordinary shares or such other securities which may be deemed to be beneficially owned by such Lock-Up Parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the ordinary shares, the “Lock-Up Securities”)), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Lock-Up Securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any Lock-Up Securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Lock-Up Securities, in cash or otherwise.
Goldman Sachs International, J.P. Morgan Securities LLC and Allen & Company LLC, in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.
We and the Selling Shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
We intend to apply to list our ordinary shares on Nasdaq under the symbol “BSP.”
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling our ordinary shares in the open market for the purpose of preventing or retarding a decline in the market price of the ordinary shares while this offering is in progress. These stabilizing transactions may include making short sales of ordinary shares, which involves the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering, and purchasing ordinary shares in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ordinary shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ordinary shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the ordinary shares or preventing or retarding a decline in the market price of the ordinary shares, and, as a result, the price of the ordinary shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined by negotiations between us, the Selling Shareholders and the representatives of the underwriters. In determining the initial public offering price, we, the Selling Shareholders and the representatives of the underwriters expect to consider a number of factors including:
•
The information set forth in this prospectus and otherwise available to the representatives

•
Our prospects and the history and prospects for the industry in which we compete

•
An assessment of our management

•
Our prospects for future earnings

•
The general condition of the securities markets at the time of this offering

•
The recent market prices of, and demand for, publicly traded shares of generally comparable companies

•
Other factors deemed relevant by the underwriters and us

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Neither we nor the underwriters can assure investors that an active trading market will develop for our ordinary shares, or that the shares will trade in the public market at or above the initial public offering price.
Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Other relationships
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. For example, each of Allen & Company LLC and J.P. Morgan Securities LLC or its affiliate has served as our financial advisor with respect to capital raises and acquisition targets, for which each has received customary compensation upon closing of each such capital raise and acquisition, as the case may be. JPMorgan Chase Bank, N.A. and J.P. Morgan SE, affiliates of J.P. Morgan Securities LLC, and Goldman Sachs Bank Europe SE, an affiliate of Goldman Sachs International, are acting as the lead arrangers and/or lenders in connection with the Senior Facilities Agreement and US TLA/RCF Credit Agreement, for which they have received, and will receive, customary fees and expenses as consideration therewith. The relevant credit agreements remain effective as of the date of this prospectus. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
Selling restrictions
Notice to prospective investors in the EEA
In relation to each Member State of the EEA (each a “Relevant State”), none of our ordinary shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to our ordinary shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with Regulation (EU) 2017/1129 (the “Prospectus Regulation”), except that offers of ordinary shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation, provided that no such offer of ordinary shares will require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation:
•
To any legal entity which is a qualified investor as defined under the Prospectus Regulation

•
To fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer

•
In any other circumstances falling within Article 1(4) of the Prospectus Regulation

Each person in a Relevant State who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.
In the case of any ordinary shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged, and agreed that the ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares.
Notice to prospective investors in the U.K.
No ordinary shares have been offered or will be offered pursuant to the offering to the public in the U.K. prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the Financial Conduct Authority, except that the ordinary shares may be offered to the public in the United Kingdom at any time:
•
Where the offer is conditional on the admission of the ordinary shares to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(a) of Schedule 1 of the Public Offers and Admissions to Trading Regulations 2024 (the “POATR”)

•
To any qualified investor as defined under paragraph 15 of Schedule 1 of the POATR

•
To fewer than 150 persons (other than qualified investors as defined under paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of the underwriters for any such offer

•
In any other circumstances falling within Part 1 of Schedule 1 of the POATR

For the purposes of this provision, the expression an “offer to the public” in relation to the ordinary shares in the U.K. means the communication to any person which presents sufficient information on (i) the ordinary shares to be offered, and (ii) the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for the ordinary shares, and the expressions “POATR” means the Public Offers and Admissions to Trading Regulations 2024.
Notice to prospective investors in Canada
The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to prospective investors in Hong Kong
The ordinary shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the laws of Hong Kong) (the “SFO”) and any rules made thereunder, or (ii) in other circumstances which do not result in this prospectus being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the laws of Hong Kong) (the “CO”)

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the ordinary shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to prospective investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the ordinary shares may not be offered or sold, or made the subject of an invitation for subscription or purchase, nor may this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase of the ordinary shares be circulated, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA.
Notice to prospective investors in Japan
The ordinary shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the ordinary shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of, Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to prospective investors in Brazil
The offer and sale of the ordinary shares have not been and will not be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM Resolution no 160, dated July 13, 2022, as amended ( “CVM Resolution 160”) or unauthorized distribution under Brazilian laws and regulations. The ordinary shares may only be offered to Brazilian Professional Investors (as defined by applicable CVM regulation), who may only acquire the ordinary shares through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these ordinary shares on regulated securities markets in Brazil is prohibited.
Conflicts of interest
Allen & Company LLC, an underwriter in this offering, and its associated persons, including Leah Schwartz, a member of our board of directors, beneficially own 25,960 of our Class X-2 shares and 1,509,380 of our Class X-1 shares. Because Allen & Company LLC is an underwriter in this offering and because an associated person of Allen & Company LLC, Leah Schwartz, is both a managing director of Allen & Company LLC and a member of our board of directors, Allen & Company LLC may be deemed to have a "conflict of interest" under Rule 5121 of FINRA. Accordingly, this offering will be conducted in accordance with the applicable provisions of Rule 5121, which requires, among other things, that a "qualified independent underwriter" as defined by Rule 5121 has participated in the preparation of, and has exercised the usual standards of "due diligence" with respect to the registration statement and this prospectus. J.P. Morgan Securities LLC has agreed to act as qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act. J.P. Morgan Securities LLC will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify J.P. Morgan Securities LLC against liabilities incurred in connection with acting as a qualified independent

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
underwriter in this offering, including liabilities under the Securities Act. Pursuant to Rule 5121, Allen & Company LLC will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Expenses of the offering
We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:
Expenses	Amount
SEC registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous costs		*
Total		*

*
To be filed by amendment.

All amounts in the table are estimates except the SEC registration fee, the stock exchange listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Legal matters
The validity of our ordinary shares and certain other legal matters of Italian law and U.S. federal law in connection with this offering will be passed upon for us by Latham & Watkins LLP. Certain matters of U.S. federal law will be passed upon for the underwriters by Milbank LLP. Certain matters of Italian law will be passed upon for the underwriters by Legance — Avvocati Associati.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Experts
Bending Spoons S.p.A.
The consolidated financial statements of Bending Spoons S.p.A. as of December 31, 2023, 2024 and 2025 and for each of the three years in the period ended December 31, 2025, included in this prospectus have been audited by Deloitte & Touche S.p.A., an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in auditing and accounting. The current address of Deloitte & Touche S.p.A. is Via Santa Sofia, 28 — 20122 Milano.
AOL Holdco II LLC
The combined financial statements of AOL Holdco II LLC at December 31, 2025 and 2024, and for each of the two years in the period ended December 31, 2025, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of Ernst & Young LLP is One Manhattan West, New York, NY, 10001.
Vimeo, Inc.
The consolidated financial statements of Vimeo, Inc. at December 31, 2024 and 2023, and for the years then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of Ernst & Young LLP is One Manhattan West, New York, NY, 10001.
Other considerations
Deloitte & Touche S.p.A. (“Deloitte Italy”) has complied with the local independence standards in Italy for the years ended December 31, 2023, 2024 and 2025. Following the Company’s acquisition of Vimeo, Inc. in November 2025, Deloitte & Touche Ukrainian Services Company (“Deloitte Ukraine”), an associated entity of Deloitte Italy, continued to provide bookkeeping and legal services to Vimeo, Inc.’s subsidiary in Ukraine until December 2025 that were considered permissible under the local independence standards but were impermissible under the auditor independence rules of the SEC and the PCAOB. The bookkeeping services were originally for Vimeo, Inc.’s financial and management reporting purposes, and the legal services related to a tax dispute before a court and certain employment matters. The total fees for the services were $5,000.
The Company engaged another service provider to prepare the post-acquisition information for Vimeo, Inc.’s Ukrainian subsidiary that would be relevant for the consolidated financial statements of the Company for the fiscal year ended December 31, 2025. Therefore, the bookkeeping services, as well as the legal services, did not impact the Company’s accounting records or result in the preparation or origination of source data underlying the financial statements, were not used as part of the Company’s internal control over financial reporting and were not subject to Deloitte Italy’s audit of the Company’s financial statements. The individuals involved in providing the various services were not members of the audit team and management of the Company directed, oversaw and provided ultimate approval of the services. Furthermore, the legal services related to matters that are immaterial to the Company and did not involve negotiating on behalf of the Company.
After careful consideration of the facts and circumstances and the applicable independence rules, Deloitte Italy has concluded that (i) the aforementioned matter does not impair Deloitte Italy’s ability to exercise objective and impartial judgment in connection with its audits of the Company’s consolidated financial statements, and (ii) a reasonable investor with knowledge of all relevant facts and circumstances would conclude that Deloitte Italy has been and is capable of exercising objective and impartial judgment on all issues encompassed within its audits of the Company’s consolidated financial statements. After considering these matters, the Company’s management and board of directors concur with Deloitte’s conclusions.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Enforcement of civil liabilities
We are incorporated and currently existing under the laws of Italy. In addition, our executive officers and a significant portion of our board of directors reside outside the U.S., and most of the assets of our non-U.S. subsidiaries are located outside the U.S. As a result, it may be a long and costly process for investors to effect service of process on us or those non-U.S. resident persons in the U.S. or to enforce the U.S. judgments obtained in U.S. courts against us or those non-U.S. resident persons based on the civil liability or other provisions of the U.S. securities laws or other laws. It may be possible for investors to effect service of process within other jurisdictions (including Italy) upon us or those non-U.S. resident persons provided that, for example, The Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters of November 15, 1965 is complied with.
Judgments of U.S. courts may be enforceable in Italy. Final enforceable and conclusive judgments rendered by U.S. courts, even if obtained by default, will not require retrial on the merits and will be enforceable in Italy, provided that, pursuant to article 64 of the Italian Law No. 218 of May 31, 1995 (riforma del sistema italiano di diritto internazionale privato), each of the following conditions are met:
•
The U.S. court which rendered the final judgment had jurisdiction according to Italian law principles of jurisdiction

•
The relevant summons and complaint was appropriately served on the defendants in accordance with U.S. law and during the proceedings the essential rights of the defendants have not been violated

•
The parties to the proceedings appeared before the court in accordance with U.S. law or, in the event of default by the defendants, the U.S. court declared such default in accordance with U.S. law

•
The decision is final pursuant to U.S. law

•
There is no conflicting final judgment previously rendered by an Italian court

•
There is no pending proceeding before an Italian court between the same parties over the same matter which were instituted before the U.S. proceedings

•
The provisions of such judgment would not violate Italian public policy

In addition, pursuant to article 67 of the Italian Law No. 218 of May 31, 1995, the recognition and enforcement in Italy of a judgment rendered by a U.S. court requires a separate proceeding before the competent Italian Court of Appeal. In such a proceeding, the competent Italian Court of Appeal does not review the merits of the underlying judgment, but instead verifies whether the conditions for recognition and enforcement set out above are satisfied.
Moreover, original actions brought before Italian courts based solely on U.S. federal securities laws may be subject to uncertainty. In such cases, Italian courts would apply Italian rules of civil procedure and may apply Italian substantive law provisions that are considered mandatory. As a result, an Italian court may decline to apply U.S. law or to grant certain remedies such as punitive damages if doing so would be contrary to Italian public policy or mandatory provisions of Italian law.
Shareholders outside of the U.S. should seek advice from their own counsel based on the applicable circumstances.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Where you can find more information
We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.
Statements made in this prospectus concerning the contents of any contract, agreement, or other document are not complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely.
Upon the closing of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, board of directors, and principal shareholders are exempt from the short swing profit recovery provisions contained in Section 16 of the Exchange Act and our principal shareholders who are not our directors or officers are also exempt from the reporting provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Index to consolidated financial statements
Bending Spoons S.p.A.
Consolidated financial statements as of and for the years ended December 31, 2023, 2024 and 2025
AOL Holdco II LLC
Consolidated financial statements as of and for the years ended December 31, 2024 and 2025
Report of Independent Auditors	F-59
Combined Statements of Operations and Comprehensive Income of AOL Holdco II, LLC, a business of College Parent, L.P.	F-61
Combined Balance Sheets of AOL Holdco II, LLC, a business of College Parent, L.P.	F-62
Combined Statements of Cash Flows of AOL Holdco II, LLC, a business of College Parent, L.P.	F-63
Combined Statements of Changes in Equity (deficit) of AOL Holdco II, LLC, a business of College Parent, L.P.	F-64
Notes to Combined Financial Statements of AOL Holdco II, LLC, a business of College Parent, L.P.	F-65
Vimeo, Inc.
Consolidated financial statements as of and for the years ended December 31, 2023 and 2024

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Condensed financial statements (Unaudited) as of and for the nine months ended September 30, 2024 and 2025

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Bending Spoons S.p.A.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Bending Spoons S.p.A. and subsidiaries (the “Company”) as of December 31, 2023, 2024 and 2025, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Business Combinations — Fair Value of Acquired Intangible Assets — Refer to Note 5 to the financial statements
Critical Audit Matter Description
The Company completed the acquisition of Iridesco LLC (“Harvest”) on July 31, 2025. The Company accounted for the acquisition under the acquisition method of accounting for business combinations. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
respective fair values, including acquired intangible assets. The excess of the purchase consideration over the fair value of identifiable assets acquired and liabilities assumed was recorded as goodwill.
We identified the fair value determination of the acquired intangible assets for the Harvest business combination as a critical audit matter due to the significant judgement in determining their estimated fair values. Significant judgements made by management to estimate the fair value were based on a number of significant forecast assumptions, including revenue growth rate and the selection of appropriate discount rates. There was a high degree of auditor judgement and subjectivity in applying audit procedures and evaluating the significant forecast assumptions relating to the estimates and as a result an increased extent of effort, including involvement of our fair value specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the fair value determination of the acquired intangible assets for the Harvest business combination included the following, among others:
•
We assessed the knowledge, skills, abilities, and objectivity of management’s valuation specialists and evaluated the work performed.

•
We assessed the reasonableness of assumptions related to revenue growth rate when compared against historical financial information of Harvest, the Company’s forecasted and historical financial information, and financial information of certain peer companies.

•
With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation methodology and (2) discount rate by testing the source information underlying the determination of the discount rate and testing the mathematical accuracy of the calculation.

/s/ Deloitte & Touche S.p.A.
Milan, Italy
April 30, 2026
We have served as the Company’s auditor since 2024.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Consolidated Balance Sheet
	As of December 31,
	2023	2024	2025
	$ thousands, except share counts
ASSETS
Cash and cash equivalents	289,063	238,723	629,944
Accounts receivable, net	37,684	85,880	144,593
Income tax receivables, current	115	5,162	12,838
Costs to obtain contracts, current	4,991	11,212	16,545
Prepaid expenses	3,155	11,309	40,433
Other current assets	22,877	100,992	74,312
Total current assets	357,886	453,278	918,664
Goodwill	163,863	693,512	2,423,570
Intangible assets, net	162,127	529,122	1,077,974
Property, plant, and equipment, net	8,921	9,126	11,078
Deferred tax assets	224,761	182,265	271,073
Costs to obtain contracts, non-current	—	—	523
Other non-current assets, net	19,187	17,676	54,611
Total assets	936,744	1,884,980	4,757,495
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	2,055	14,999	21,413
Long-term debt, current	87,849	111,501	415,260
Deferred revenue, current	57,943	149,156	450,499
Income tax current liabilities	90,894	62,401	65,407
Accrued and other current liabilities	31,066	76,192	165,951
Total current liabilities	269,807	414,249	1,118,530
Long-term debt, non-current	301,444	755,840	2,255,622
Deferred tax liabilities	15,512	62,398	349,073
Deferred revenue, non-current	—	—	214
Other non-current liabilities	12,762	15,745	39,193
Total liabilities	599,524	1,248,232	3,762,632
Commitments and contingencies
Shareholders’ equity:

Common stock (implicit par value €0.001 for 2023 and €0.01 for 2024 and 2025): 1,236,717,600,
1,327,212,490 and 135,762,622 shares authorized as of December 31, 2023, 2024 and 2025, respectively; 1,215,651,200, 1,308,348,090 and 1,339,082,720 shares issued and 1,057,636,000,
1,155,328,340 and 1,193,484,800 shares outstanding as of December 31, 2023, 2024 and 2025 respectively Issued shares consisted of: 2023: Class A 650,228,600; Class B 74,114,000; Class C
125,158,000; Class X-1 203,670,600; Class X-2 17,289,000; Class X-3 145,191,000 2024: Class
A 634,370,950; Class B 78,891,200; Class C 240,845,360; Class X-1 182,974,700; Class X-2
30,957,000; Class X-3 140,308,880 2025: Class A 620,481,370; Class B 63,136,420; Class C
319,360,710; Class X-1 151,908,240; Class X-2 50,892,380; Class X-3 133,303,600
	137	1,431	1,467
Additional paid-in capital	115,197	334,737	662,753
Accumulated other comprehensive income (loss)	(13,469)	(24,686)	6,007
Retained earnings	235,259	324,773	324,636
Treasury stock at cost: 158,015,200, 153,019,750, and 145,597,920 shares as of December 31, 2023, 2024, and 2025, respectively	(34)	(34)	—
Total Bending Spoons shareholders’ equity	337,090	636,221	994,863
Non-controlling interests	130	528	—
Total shareholders’ equity	337,220	636,749	994,863
Total liabilities and shareholders’ equity	936,744	1,884,980	4,757,495

(1)
Amounts have been retrospectively adjusted to account for the stock split that was approved on April 23, 2026.

See Accompanying Notes to Consolidated Financial Statements

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Consolidated Income Statements
	Year ended December 31,
	2023	2024	2025
	$ thousands, except per-share amounts
Revenue	387,067	671,053	1,306,404
Cost of revenue	150,550	242,202	449,134
Gross profit	236,518	428,851	857,270
Research and development expense	51,792	92,557	120,737
Sales and marketing expense	42,636	79,191	131,728
General and administrative expense	57,823	129,752	326,953
Operating income	84,267	127,352	277,851
Interest expense	17,173	32,605	142,601
Other expense (income)	9,585	(10,090)	24,072
Income before tax	57,509	104,837	111,178
Income tax expense (benefit)	(103,134)	15,840	111,382
Net income (loss)	160,643	88,997	(204)
Net income (loss) attributable to non-controlling interests	(130)	(516)	(68)
Net income (loss) attributable to Bending Spoons shareholders	160,773	89,513	(137)
Earnings (loss) per share attributable to Bending Spoons shareholders
Basic	0.16	0.08	(0.00)
Diluted	0.15	0.07	(0.00)
See Accompanying Notes to Consolidated Financial Statements

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Consolidated Comprehensive Income Statements
	Year ended December 31,
	2023	2024	2025
	$ thousands
Net income (loss)	160,643	88,997	(204)
Other comprehensive income:
Change in foreign currency translation adjustments	(6,460)	(11,653)	35,970
Gain (loss) on derivative instruments that are designated and qualify as cash flow hedges	—	530	(6,891)
Other comprehensive income (loss), before tax:	(6,460)	(11,123)	29,079
Income tax benefit (expense) of items included in other comprehensive income(1)	—	(127)	1,675
Other comprehensive income (loss), net of tax	(6,460)	(11,250)	30,754
Comprehensive income	154,183	77,747	30,550
Comprehensive income (loss) attributable to non-controlling interests	(153)	(548)	(6)
Comprehensive income attributable to Bending Spoons shareholders	154,336	78,295	30,556

(1)
Entirely related to gains on derivative instruments that are designated and qualify as cash flow hedges.

See Accompanying Notes to Consolidated Financial Statements

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Consolidated Statements of Shareholders’ Equity
	Common stock(1)					Treasury stock at cost
	Shares(3)	Amounts	Additional paid-in capital	Accumulated other comprehensive income / (loss)	Retained earnings	Shares(3)	Amounts	Total Bending Spoons shareholders’ equity	Non-controlling interests	Total shareholders’ equity
	$ thousands, except share counts
Balance as of January 1, 2023	971,097,400	111	26,485	(7,032)	74,486	(12,791,600)	—	94,050	110	94,160
Paid-in capital increase	89,892,200	10	73,576	—	—	—	—	73,586	—	73,586
Equity compensation expense(2)	—	—	14,900	—	—	—	—	14,900	—	14,900
Stock option exercise and stock unit assignment	4,661,600	0	145	—	—	4,834,200	—	145	—	145
Treasury stock issuance	150,000,000	16	—	—	—	(150,000,000)	(16)	—	—
Other transactions with shareholders	—	—	91	—	—	(57,800)	(18)	73	173	246
Other comprehensive (loss) income	—	—	—	(6,437)	—	—	—	(6,437)	(23)	(6,460)
Net income	—	—	—	—	160,773	—	—	160,773	(130)	160,643
Balance as of December 31, 2023	1,215,651,200	137	115,197	(13,469)	235,259	(158,015,200)	(34)	337,090	130	337,220
Paid-in capital increase	90,393,290	1,294	193,700	—	—	314,930	—	194,994	—	194,994
Equity compensation expense (2)	—	—	25,683	—	—	—	—	25,683	—	25,683
Stock option exercise and stock unit assignment	2,303,600	—	157	—	—	4,680,520	—	157	—	157
Other transactions with shareholders	—	—	—	—	—	—	—	—	946	946
Other comprehensive (loss) income	—	—	—	(11,217)	—	—	—	(11,217)	(32)	(11,250)
Net income	—	—	—	—	89,513	—	—	89,513	(516)	88,997
Balance as of December 31, 2024	1,308,348,090	1,431	334,737	(24,686)	324,773	(153,019,750)	(34)	636,221	528	636,749
Paid-in capital increase	30,513,730	36	270,944	—	—	—	—	270,980	—	270,980
Equity compensation expense(2)	—	—	55,523	—	—	—	—	55,523	—	55,523
Stock option exercise and stock unit assignment	220,900	—	418	—	—	7,167,200	—	418	—	418
Other transactions with shareholders	—	—	1,131	—	—	254,630	34	1,165	(522)	643
Other comprehensive (loss) income	—	—	—	30,693	—	—	—	30,693	62	30,754
Net loss	—	—	—	—	(137)	—	—	(137)	(68)	(204)
Balance as of December 31, 2025	1,339,082,720	1,467	662,753	6,007	324,636	(145,597,920)	—	994,863	—	994,863

(1)
As of December 31, 2023, 2024, and 2025, our common stock comprised six classes of shares (A, B, C, X-1, X-2, and X-3). Shares of all classes are presented together in the above statement as they have the same participating rights. Further details on share classes are provided in Note 10.

(2)
See Note 11 for further details.

(3)
Amounts have been retrospectively adjusted to account for the stock split that was approved on April 23, 2026.

See Accompanying Notes to Consolidated Financial Statements

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Consolidated Statements of Cash Flows
	Years ended December 31,
	2023	2024	2025
	$ thousands
Net income (loss)	160,643	88,997	(204)
Adjustments to reconcile net income to net cash from operating activities:
Equity compensation expense	14,900	25,855	55,523
Impairment and depreciation of property, plant, and equipment	1,089	3,248	6,508
Impairment and amortization of intangible assets	33,809	85,947	150,532
Gain (loss) from disposal of intangible assets and property, plant, and equipment	—	(369)	—
Deferred tax benefit	(195,458)	(1,372)	76,407
Change in fair value of interest rate swaps	6,847	9,591	1,604
Provisions	2,182	(512)	6,615
Non-cash interest expense	3,933	25,483	12,106
Other	—	—	14,599
Changes in operating assets and liabilities:
Accounts receivable, net	(16,862)	(28,919)	(1,090)
Accounts payable	(22,718)	3,159	(24,841)
Accrued and other liabilities	(21,857)	11,159	4,247
Income tax liabilities and income tax assets, current	83,237	(28,121)	(9,003)
Deferred revenue	10,168	38,579	19,345
Other assets	(758)	(27,830)	(21,748)
Net cash from operating activities	59,154	204,895	290,600
Cash flows from investing activities:
Acquisitions of businesses net of cash and cash equivalents acquired	(170,586)	(726,574)	(1,851,307)
Purchase of intangible assets	(958)	(162,476)	(67)
Purchase of property, plant, and equipment	(4,044)	(604)	(501)
Proceeds from other investments	5,295	—	—
Net cash from investing activities	(170,294)	(889,654)	(1,851,874)
Cash flows from financing activities:
Principal repayments of long-term debt	(85,431)	(347,427)	(435,804)
Proceeds from issuance of debt	123,606	838,295	2,146,662
Proceeds from issuance of common stock for equity compensation	145	157	418
Payments of debt issuance cost	(1,242)	(21,975)	(47,489)
Proceeds from paid-in capital increase and sale of treasury shares	73,586	194,994	272,145
Net cash from financing activities	110,664	664,044	1,935,932
Total cash generated (used)	(475)	(20,715)	374,658
Effect of exchange rate changes on cash and cash equivalents	3,643	(29,623)	16,562
Net increase (decrease) in cash and cash equivalents	3,167	(50,338)	391,220
Cash and cash equivalents at beginning of period	285,896	289,063	238,723
Cash and cash equivalents at end of period	289,063	238,723	629,944
Supplemental disclosure of cash flow information:
Income taxes paid	7,732	6,456	14,615
Interests paid	16,581	19,168	130,881
See Accompanying Notes to Consolidated Financial Statements

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements
1.   Premise
“Bending Spoons,” “Company,” “we,” “our,” and “us” refer to Bending Spoons S.p.A. together with its consolidated subsidiaries, except where the context otherwise requires or where otherwise indicated.
2.   Summary of significant accounting policies
Basis of presentation and principles of consolidation. The accompanying consolidated financial statements have been prepared in conformity with U.S generally accepted accounting principles (“GAAP”). Consolidated financial statements include accounts and operations of Bending Spoons. All intercompany transactions and balances have been eliminated upon consolidation.
Use of estimates. The preparation of consolidated financial statements in conformity with GAAP requires us to make estimates that affect the amounts reported. We base our estimates on assumptions that are believed to be reasonable under the circumstances. On an ongoing basis, we evaluate our estimates, including those related to fair values of assets and liabilities acquired through acquisitions, useful lives of intangible assets and property, plant, and equipment, pre-combination costs, lease terms, income and indirect taxes, contingent liabilities, recoverability of intangible assets and long-lived assets, goodwill impairment, fair value of financial instruments (including derivatives), and equity compensation. These estimates are inherently subject to judgment, and actual results could differ materially.
Revenue recognition. Bending Spoons mainly generates revenue from the following sources:
•
Subscriptions. We sell term-based access to our products to individuals and organizations. These contracts are typically auto-renewing, with term durations ranging from one week to a few years. Subscription revenue is recognized ratably over the subscription term. We have evaluated these contracts under the principal-versus-agent guidance in ASC 606 and determined that we act as principal, as we are responsible for the fulfillment of the performance obligation, and retain control of our products prior to transfer to the customer, including in arrangements where distribution occurs through third-party platforms, which do not control our products, and as an agent in certain limited and currently immaterial arrangements involving the resale of third-party services, for which we do not control the specified goods or services before they are transferred to the customer.

•
Advertising. We sell advertising space in some of our products, both directly to advertisers and through intermediaries such as media agencies and programmatic networks. Under arrangements with networks, we contract directly with the network, which is identified as the customer. The network controls the advertising service, including advertiser selection, pricing, ad serving, measurement, and billing. We provide access to advertising inventory within our products based on a proceeds-share agreement with the network. Advertising revenue is recognized in an amount equal to our share of advertising proceeds. Our performance obligation is satisfied at a point in time and control transfers when advertising is delivered, that is when impressions and, where applicable, clicks are recorded.

•
Other revenue. Other revenue is primarily generated from in-app purchases, usage-based fees exceeding contractual limits under certain subscription arrangements, and contracts for the development of custom features or integrations.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
2.   Summary of significant accounting policies (Continued)
Revenue is recognized for each performance obligation when, or as, the performance obligation is satisfied. Payment terms and conditions vary by contract type. The period between the recording of an invoice to be issued or issuance of an invoice and the corresponding payment due date generally ranges from 15 to 60 days. Payments are primarily collected through third-party payment processors and mobile application stores.
	Year ended December 31,
	2023	2024	2025
	$ thousands
Subscription revenue	366,399	616,418	1,213,194
Advertising revenue	20,042	52,690	67,253
Other revenue	627	1,945	25,958
Total revenue	387,067	671,053	1,306,404
Revenue by geography, based on user and customer location:
	Year Ended December 31,
	2023	2024	2025
	$ thousands
U.S.	201,424	347,942	642,140
U.K.	19,516	39,596	93,587
Germany	8,068	16,361	53,637
Canada	11,244	18,294	39,246
Japan	16,425	22,695	38,516
Australia	11,356	16,623	32,870
France	6,217	12,537	30,805
Brazil	16,683	21,395	26,721
Italy	4,291	9,176	23,637
Other	91,842	166,433	325,245
Total revenue	387,067	671,053	1,306,404
Costs to obtain contracts. These costs mainly consist of incremental distribution fees associated with reaching customers through mobile application stores and sales commissions paid to team members under certain incentive programs. Capitalized costs are amortized over the period of expected benefit, which we have identified as the term of the associated subscription for distribution fees and the estimated customer relationship period for sales commissions. Capitalized costs of $5.0 million as of December 31, 2023 were fully amortized and recognized in cost of revenue in 2024. Capitalized costs of $11.2 million as of December 31, 2024 were fully amortized and recognized in cost of revenue in 2025.
Accounts receivable, net. Mobile application stores accounted for 95%, 68%, and 47% of our gross accounts receivable in 2023, 2024, and 2025, respectively. The allowance for expected credit losses is based on several factors, including how long accounts receivable are past due, our previous loss history, and the specific customer’s ability to pay its obligation. Customer payments that are not collected in advance of the transfer of promised services or goods are generally due no later than 60 days from the invoice date. The allowance for credit losses was not material in 2023 and 2024, and amounted to $6.6 million as of December 31, 2025.
Deferred revenue. Deferred revenue consists of amounts billed in advance of our performance obligation. We report deferred revenue on a contract-by-contract basis at the end of each reporting period. We classify

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
2.   Summary of significant accounting policies (Continued)
deferred revenue as current when the term of the applicable subscription period or expected completion of our performance obligation is one year or less. The current deferred revenue balances were $57.9 million, $149.2 million, and $450.5 million, as of December 31, 2023, 2024, and 2025, respectively. The increase is primarily attributable to new acquisitions made in 2024 and in 2025. As of December 31, 2023 and 2024, there was no non-current portion of deferred revenue. As of December 31, 2025, the non-current portion of deferred revenue amounted to $0.2 million.
The aggregate balance of performance obligations that were unsatisfied or partially unsatisfied as of December 31, 2023 was $57.9 million. All of these obligations were satisfied in 2024.
The aggregate balance of performance obligations that were unsatisfied or partially unsatisfied as of December 31, 2024 was $155.0 million. All of these obligations were satisfied in 2025.
The aggregate balance of performance obligations that were unsatisfied or partially unsatisfied as of December 31, 2025 was $597.2 million.
Cash and cash equivalents. Cash and cash equivalents mainly consist of readily available cash held by third-party payment processors or in interest-bearing accounts with financial institutions. Merchant’s virtual wallet balances, which represent funds held by third-party payment processors available for settlement, are classified as cash and cash equivalents, as they represent funds that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.
Derivatives. We account for derivative instruments as either assets or liabilities within the consolidated balance sheet and adjust them to fair value at the end of each period. For derivative instruments designated and qualifying as cash flow hedges, the gain or loss on the derivative instrument is recorded in accumulated other comprehensive income (loss) in shareholders’ equity until the hedged item is recognized in earnings, at which point accumulated gains or losses are recognized in earnings and classified with the underlying hedged transaction. Derivatives that do not qualify or have not been designated as cash flow hedges are adjusted to fair value through earnings in other expense (income). See Note 3 for additional information.
Cash paid for or received from the settlements of interest rate swaps (IRS differential) is presented in net cash from operating activities and in the consolidated statements of cash flows supplemental disclosure.
Fair value of financial instruments. Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy is applied to prioritize the inputs to valuation techniques used to measure fair value, as follows:
•
Level 1. Observable inputs based on unadjusted quoted prices for identical or similar instruments in active markets.

•
Level 2. Inputs other than quoted prices included in level 1 that are observable either directly or indirectly.

•
Level 3. Unobservable inputs for which there is little or no market data, thus requiring the Company to develop its own assumptions.

Property, plant, and equipment, net. Property, plant, and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is as follows:
Useful life
Leasehold improvements	The shorter of the remaining lease term or the estimated useful life of the asset
Plant and equipment	6 years
Commercial equipment	6 years
Furniture and fixtures	6 years
Electronic equipment	5 years

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
2.   Summary of significant accounting policies (Continued)
When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in operating results for the period in which it is realized. Maintenance and repairs are charged to operations as incurred.
Leases. Leases consist primarily of operating leases for office facilities. We determine at inception if an arrangement is, or contains, a lease, and we do not recognize right-of-use assets and lease liabilities for leases of 12 months or less. Payments under our lease arrangements are primarily fixed. However, certain lease agreements contain variable payments, including those depending on an index or a rate. Other lease costs include common area maintenance, utilities, and taxes, which are expensed as incurred and not accounted for in the lease right-of-use assets and liabilities.
Operating lease right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Lease payments consist primarily of the fixed payments under the arrangement, less any lease incentives. To determine the present value of lease payments, unless the implicit rate is readily determinable, we generally use an incremental borrowing rate estimated based on the information available at the lease commencement date or on the date of lease modification, if applicable. We estimate our incremental borrowing rate based on the rate of interest we would have to pay to borrow on a collateralized basis with an equal lease payment amount, over a similar term, and in a similar economic environment. Generally, the lease term is based on the non-cancelable lease term when determining lease assets and liabilities. Lease terms may include periods under options to extend the lease when it is reasonably certain that we will exercise that option.
Operating lease right-of-use assets are included in other non-current assets, net. Operating lease liabilities, current and non-current, are included in accrued expense and other current liabilities and other non-current liabilities, respectively.
Operating lease expenses are recognized on a straight-line basis over the lease terms.
Software development costs. We incur development costs related to internal-use software. Development costs are capitalized once the preliminary project stage is complete, management authorizes and commits to funding the project, and it is probable that the project will be completed and the software will be used to perform its intended function. We have determined that, for our software, these capitalization criteria are generally met only very shortly before the software is completed. Accordingly, no material software development costs were identified and thus capitalized in 2023, 2024, and 2025.
Goodwill. Goodwill is tested for impairment at least annually. To determine if goodwill is impaired, we first assess qualitative factors, including macroeconomic, industry-specific, and company-specific events or changes in circumstances. If the qualitative assessment determines that it is more likely than not that goodwill is not impaired, further testing is not performed. If the qualitative assessment indicates otherwise, impairment testing continues with the estimation of the fair value of the reporting unit. A goodwill impairment is recognized for the amount that the carrying value of the reporting unit, including goodwill, exceeds its fair value.
Intangible assets. Intangible assets are carried at cost, net of accumulated amortization and impairment. We determine the appropriate useful life of intangible assets based on their expected cash flows. Amortization of definite-lived intangible assets is computed on a straight-line basis over the estimated useful lives of the assets, which is as follows:
Useful life
Intellectual properties	2-7 years
Licenses and trademarks	5-10 years
Customer base	4-14 years

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Notes to Consolidated Financial Statements (Continued)
2.   Summary of significant accounting policies (Continued)
Impairment of long-lived assets. Long-lived assets, including right-of-use assets, property, plant, and equipment, and intangible assets with definite useful lives, are evaluated for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An asset or asset group is considered not recoverable if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. If the carrying amount is determined to be not recoverable, an impairment loss is recognized for the excess of the carrying amount over the asset’s fair value. Impairment losses on long-lived assets were not material for the periods presented.
Acquisitions. An acquired set of activities and assets is considered a business if it includes, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. We first apply a screen test to assess whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If that screen test is met, the set is determined to be a business. If it is not met, we assess the presence of the minimum required inputs and processes necessary to be a business. Acquisitions that do not meet the definition of a business are accounted for as asset acquisitions.
With transactions accounted for as business combinations, we allocate the fair value of the acquisition consideration to the identifiable tangible and intangible assets acquired and liabilities assumed based on their estimated fair value, with excess recorded as goodwill. During the measurement period, which is no longer than one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Transaction-related costs are expensed as incurred and recorded in general and administrative expense in our consolidated income statements.
With each business combination, we identify any amounts that are not part of the exchange for the acquiree and recognize only the consideration transferred for the acquiree. Generally, a transaction entered into by or on behalf of Bending Spoons, or primarily for our benefit or the combined entity rather than primarily for the benefit of the acquiree (or its former owners) before the combination, is considered a separate transaction.
With transactions accounted for as asset acquisitions, the cost, including certain transaction costs, is allocated to the assets acquired on the basis of relative fair values. We generally recognize contingent consideration in the cost of the acquired assets only once the related uncertainty has been resolved or becomes probable and estimable.
Cost of revenue. Cost of revenue consists primarily of amortization of acquired intangible assets, IT infrastructure costs, distribution and payment processing costs, and personnel costs (mainly related to customer support and product maintenance, and including equity compensation).
Sales and marketing expense. Sales and marketing expense consists primarily of advertising costs, personnel costs (including equity compensation and, following an acquisition, separation packages for impacted team members and retention bonuses for those we seek to incentivize to remain during the transition period), and amortization of capitalized sales commissions and related costs.
Advertising costs. Advertising costs are expensed in the period incurred and represent online marketing, including fees paid to search engines and social media sites, and offline marketing. Advertising expense is included in sales and marketing expense and was $36.4 million, $57.2 million, and $82.1 million in 2023, 2024, and 2025, respectively.
Research and development expense. Research and development expense consists primarily of personnel costs. These include equity compensation, the cost to develop our products and proprietary technologies, and, following an acquisition, separation packages for impacted team members and retention bonuses for those we seek to incentivize to remain during the transition period.
General and administrative expense. General and administrative expense consists primarily of personnel costs (including equity compensation), professional service costs (including transaction-related audit and advisory), and real estate costs (including rent and facilities, depreciation, and amortization). Personnel costs

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Notes to Consolidated Financial Statements (Continued)
2.   Summary of significant accounting policies (Continued)
may, on occasion, include the acceleration of equity instruments held by an acquired company’s management and other team members. Following an acquisition, personnel costs also include separation packages for impacted team members and retention bonuses for individuals we seek to incentivize to remain during the transition period.
Equity compensation. We have granted stock options, stock units, and warrants to directors and team members, receiving services from them as consideration for the assignment. The fair value of such equity compensation cost is recognized as an expense over the period in which the services are rendered and is measured net of estimated forfeitures. We estimate forfeitures at the time of assignment, based expectations of future service, and we revise those estimates in subsequent periods, if necessary. The equity compensation cost over the requisite service period is recognized separately for each vesting tranche. All such equity compensation qualifies as equity-settled share-based payments.
Employee benefit plans. We have defined benefit plans, granted to employees based in Italy and regulated by Italian laws. The defined benefit obligation is calculated based on employee compensation and duration of the employment relationship, and is paid to the employee upon termination of the employment relationship. The cost of the defined benefit plans reported in our consolidated income statements is determined by actuarial calculation performed on an annual basis. The actuarial valuation is performed using the “Projected Unit Credit” method. Actuarial gains and losses are immediately recognized as income and expense, respectively, within other expense (income) in the consolidated income statements. Employee benefit obligations are included within other non-current liabilities in the consolidated balance sheet.
Income taxes. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities based on the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized as income or expense in the period that includes the enactment date.
We recognize deferred tax assets to the extent that these assets are more-likely-than-not to be realized. In making such a determination, we consider all available evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.
If we determine that we will be able to realize deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset valuation allowance is made to reduce the provision for income taxes.
The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying consolidated statements of operations. Accrued interest and penalties are included on the related tax liability line in the consolidated balance sheets. We record uncertain tax positions on the basis of a two-step process in which determinations are made (i) whether it is more likely than not that the tax positions will be sustained based on their technical merits and, (ii) for those tax positions that meet the more-likely-than-not threshold, we recognize the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with a tax authority.
Stock split. The shareholder meeting held on April 23, 2026 approved a 10-for-1 stock split. See Note 17 for further details.
Presentation currency. These consolidated financial statements are presented in U.S. dollars. Each entity that is part of Bending Spoons uses the currency of its primary economic environment, its functional currency, for its stand-alone reporting.

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Notes to Consolidated Financial Statements (Continued)
2.   Summary of significant accounting policies (Continued)
To prepare these consolidated financial statements, the assets and liabilities of Bending Spoons S.p.A. and its non-U.S. subsidiaries are translated into U.S. dollars using the exchange rates at the reporting date. Revenues and expenses are translated into U.S. dollars using the average exchange rates for each calendar quarter. Resulting translation differences are recognized in other comprehensive income (loss) and included in foreign exchange translation reserve in equity.
To prepare the financial statements of each constituent entity of Bending Spoons, transactions denominated in currencies other than the functional currency of the respective entity are translated into that functional currency at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured using the exchange rates prevailing at the end of the reporting period. Any foreign exchange gain or loss arising from the initial recognition or the remeasurement of these monetary assets and liabilities is recognized in other expense (income) in the consolidated income statements. Net exchange gains (losses) amounted to a loss of $4.3 million, a gain of $14.7 million, and a loss of $34.2 million in 2023, 2024, and 2025, respectively. The unrealized component of exchange rate differences was a loss of $0.4 million, a gain of $6.5 million, and a loss of $17.0 million in 2023, 2024, and 2025, respectively.
Other comprehensive income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments and changes in the fair value of cash-flow hedge derivatives.
Comprehensive income (loss). Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss).
Earnings per share. Basic earnings per share is calculated by dividing net income attributable to Bending Spoons’ shareholders by the weighted-average number of shares outstanding during the reporting period, excluding treasury shares. Diluted earnings per share is calculated by dividing net income attributable to Bending Spoons’ shareholders by the sum of (i) the weighted-average number of shares outstanding during the reporting period, excluding treasury shares, and (ii) the weighted-average number of additional shares that would have been outstanding during that period if all potentially dilutive securities outstanding during the period had been exercised or converted. The treasury stock method is used to compute the dilutive effect of equity compensation.
Recent accounting pronouncements (issued and adopted)
In November 2023, the FASB issued ASU No. 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. We adopted this ASU in our annual financial statements for all periods presented.
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes: Improvements to Income Tax Disclosures, which requires disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The amendment is effective for annual periods beginning after December 15, 2024. We adopted this ASU prospectively in our 2025 financial statements.
Recent accounting pronouncements (issued and not yet adopted)
In November 2024, the FASB issued ASU 2024-03, Income Statement: Reporting Comprehensive Income-Expense Disaggregation Disclosures, which requires disaggregated disclosures, in the notes to the financial statements, of certain categories of expenses that are included in expense line items on the face of the income statement. The amendments are effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. We are currently evaluating this ASU to determine its impact on our financial disclosures.
In September 2025, the FASB issued ASU 2025-06, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use to modernize the

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Notes to Consolidated Financial Statements (Continued)
2.   Summary of significant accounting policies (Continued)
accounting for software costs. Upon adoption, we will be required to account for internal-use software under the updated capitalization criteria. The standard is effective for our interim and annual 2028 periods. We are currently evaluating this ASU to determine its impact on our financial statements.
In November 2025, the FASB issued ASU 2025-09, which improves the application of hedge accounting by expanding the types of hedging relationships that qualify for hedge accounting and by refining certain presentation and disclosure requirements. The standard is intended to better align hedge accounting with an entity’s risk management activities. We are currently evaluating the impact of this guidance on our consolidated financial statements.
3.   Financial instruments and fair value measurements
The following tables set forth the financial instruments that we measured at fair value on a recurring basis:
		As of December 31, 2023
	Total	Level 1	Level 2	Level 3
		$ thousands
Financial assets
Non-marketable securities	114	—	—	114
Derivative financial instruments	7,830	—	7,830	—
Other investments	5,424	—	—	5,424
Total financial assets	13,368	—	7,830	5,538
Financial liabilities
Derivative financial instruments	2,844	—	2,844	—
Total financial liabilities	2,844	—	2,844	—
		As of December 31, 2024
	Total	Level 1	Level 2	Level 3
		$ thousands
Financial assets
Non-marketable securities	109	—	—	109
Derivative financial instruments	2,960	—	2,960	—
Other investments	5,424	—	—	5,424
Total financial assets	8,493	—	2,960	5,533
Financial liabilities
Derivative financial instruments	6,793	—	6,793	—
Total financial liabilities	6,793	—	6,793	—
		As of December 31, 2025
	Total	Level 1	Level 2	Level 3
		$ thousands
Financial assets
Non-marketable securities	119	—	—	119
Derivative financial instruments	202		202	—
Other investments	443	—	—	443

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Notes to Consolidated Financial Statements (Continued)
3.   Financial instruments and fair value measurements (Continued)
		As of December 31, 2025
	Total	Level 1	Level 2	Level 3
		$ thousands
Total financial assets	764	—	202	563
Financial liabilities
Derivative financial instruments	13,218	—	13,218	—
Total financial liabilities	13,218	—	13,218	—

Derivative financial instruments
We use derivative instruments to manage interest rate risks. We entered into interest rate swaps in connection with certain variable-rate debt financing agreements (see Note 9). The fair value of the outstanding interest rate swaps is determined using widely accepted valuation techniques, including discounted cash flow analysis. We have determined that the significant inputs, such as interest yield curve and discount rate, used to value our interest rate swaps fall within Level 2 of the fair value hierarchy. In 2023, 2024, and 2025, we recorded within other expense (income) net losses of $6.8 million, $9.6 million, and $1.6 million, respectively, in relation to ineffective hedging derivatives and derivatives not designated for hedge accounting purposes.
The gross notional amount of our derivative interest rate swaps outstanding as of December 31, 2023, 2024, and 2025 was $345.8 million, $775.3 million, and $1.47 billion, respectively.
The following table presents the fair value and the location of derivative contracts reported in the consolidated balance sheets:
	As of December 31,
Balance sheet classification	2023	2024	2025
	$ thousands
Other non-current assets, net	2,550	—	202
Other current assets	5,280	2,960	—
Other non-current liabilities	2,844	5,735	7,482
Accrued and other current liabilities	—	1,058	5,736

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
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Notes to Consolidated Financial Statements (Continued)
4.   Supplemental financial statement information
Property, plant, and equipment, net consisted of the following:
	As of December 31,
	2023	2024	2025
	$ thousands
Leasehold improvements	8,944	10,475	14,074
Furniture and fixtures	3,506	3,598	6,280
Plant and equipment	917	2,105	3,844
Projects in progress	726	—	397
Total property, plant, and equipment, gross	14,093	16,178	24,594
Accumulated depreciation	(5,171)	(7,053)	(13,516)
Total property, plant, and equipment, net	8,921	9,126	11,078
Depreciation expenses of property, plant, and equipment were $0.8 million, $3.0 million, and $4.0 million in 2023, 2024, and 2025, respectively, and were recorded within general and administrative expense.
As of December 31, 2023, 2024 and 2025, no assets were mortgaged, pledged, or otherwise subject to liens, except for all-asset security interests granted by certain subsidiaries in favor of the finance parties under our main facilities agreements. As of December 31, 2024, these subsidiaries included Bending Spoons US Inc., Issuu, Inc. and StreamYard Top Corp. As of December 31, 2025, these subsidiaries further included Brightcove Inc. and Brightcove Holdings, Inc.
Other current assets consisted of the following:
	As of December 31,
	2023	2024	2025
	$ thousands
Tax assets, other than current income taxes	16,021	39,674	62,028
Advance payments	659	52,237	1,258
Derivative financial instruments	5,280	2,960	—
Security deposits	241	477	530
Other items	676	5,644	10,496
Total other current assets	22,877	100,992	74,312
Advance payments of $45.3 million as of December 31, 2024 relate to the consideration of an acquisition completed in January 2025. Tax assets, other than current income taxes, mainly relate to VAT and sales tax credits.
Accrued and other current liabilities consisted of the following:
	As of December 31,
	2023	2024	2025
	$ thousands
Tax liabilities, other than current income taxes	2,902	20,215	39,168
Accrued expenses	11,312	10,628	44,889
Payable to team members and directors	5,767	27,486	50,075
Social securities	1,751	3,098	5,239

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Notes to Consolidated Financial Statements (Continued)
4.   Supplemental financial statement information (Continued)
	As of December 31,
	2023	2024	2025
	$ thousands
Deferred R&D incentive	1,340	3,347	2,123
Operating lease liabilities, current	3,388	3,485	8,792
Provision for risks	2,200	—	812
Derivative financial instruments	—	1,058	5,736
Other payables	2,406	6,875	9,115
Total accrued and other current liabilities	31,066	76,192	165,951

Tax liabilities, other than current income taxes, mainly relate to VAT and sales tax payables.
5.   Business combinations
No business combination included any form of contingent considerations or other deferred payments. The total consideration of all such acquisitions was fully settled in cash.
Goodwill of $161.4 million, $545.7 million, and $1.48 billion arising from business combinations completed during 2023, 2024, and 2025, respectively, is attributable to future economic and financial benefits resulting from the earnings expansion arising from the transformation and ongoing optimization of the acquired businesses, executed through our Platform. A portion of goodwill, totaling $757 million, is considered deductible for tax purposes.
Business combinations completed in 2023
On January 3, 2023, we completed the acquisition of 100% of the issued and outstanding equity securities of Evernote Corporation, for a total consideration of $199.7 million. Evernote Corporation is a Delaware corporation and the owner of Evernote. Evernote is a productivity suite that supports note-taking and knowledge management for individuals and teams. We accounted for the acquisition as a business combination. Transaction costs incurred by us in connection with the acquisition, including professional fees, amounted to $1.8 million and were recognized in general and administrative expense.
The following table summarizes the fair value of the assets acquired and liabilities assumed as of the acquisition date:
Fair value
$ thousands
Goodwill	161,387
Intellectual properties(1)	8,577
Customer base(1)	66,909
Other intangible assets(1)	31,609
Deferred tax assets	1,735
Other non-current assets, net	15,846
Cash and cash equivalents	29,106
Income tax receivables, current	4,814
Trade receivables and other current assets	4,067
Total assets acquired	324,050

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Notes to Consolidated Financial Statements (Continued)
5.   Business combinations (Continued)
Fair value
$ thousands
Long-term debt, current	19,023
Deferred tax liabilities	28,916
Other non-current liabilities	3,027
Accrued and other current liabilities	73,394
Total liabilities assumed	124,358
Fair value of net assets acquired	199,692

(1)
We used income approaches to estimate the fair values of the identifiable intangible assets. The estimated useful life for intellectual properties is 5 years, for the customer base is 10 years, and for other intangible assets (mainly related to trademarks) is 10 years.

Our consolidated income statement for 2023 includes Evernote’s revenue of $95.0 million and income before tax of $11.3 million for the period from the acquisition date (January 3 to December 31, 2023).
Business combinations completed in 2024
On January 23, 2024, we completed the acquisition of 100% of the issued and outstanding equity securities of Community Matters Holdings Inc., a Delaware corporation and the owner of Meetup. Meetup facilitates the organization of events and connects individuals through interest-based communities. We accounted for the acquisition as a business combination. Transaction costs incurred by us in connection with the acquisition, including professional fees, amounted to $1.5 million and were recognized in general and administrative expense.
On April 23, 2024, we completed the acquisition of 100% of the issued and outstanding equity securities of StreamYard Top Corp., a Delaware corporation and the owner of StreamYard (among other digital products). StreamYard provides video recording and multi-destination live-streaming tools for creators and businesses. We accounted for the acquisition as a business combination. Transaction costs incurred by us in connection with the acquisition, including professional fees, amounted to $1.4 million and were recognized in general and administrative expense.
On July 18, 2024, we completed the acquisition of 100% of the issued and outstanding equity securities of Issuu Inc., a Delaware corporation and the owner of Issuu. Issuu enables creators and publishers to distribute, monetize, and analyze the performance of digital publications. We accounted for the acquisition as a business combination. Transaction costs incurred by us in connection with the acquisition, including professional fees, amounted to $2.1 million and were recognized in general and administrative expense.
The total consideration paid for the Meetup, StreamYard, and Issuu acquisitions was $280.7 million.
The following table summarizes the fair value of the assets acquired and liabilities assumed for Meetup, StreamYard, and Issuu as of their respective acquisition dates:
Fair value
$ thousands
Goodwill	211,559
Intellectual properties(1)	11,436
Customer base(1)	77,966
Other intangible assets(1)	21,905

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Notes to Consolidated Financial Statements (Continued)
5.   Business combinations (Continued)
Fair value
$ thousands
Deferred tax assets	3,312
Other non-current assets, net	1,619
Cash and cash equivalents	60,637
Trade receivables and other current assets	12,969
Total assets acquired	401,403
Long-term debt, current	22,291
Deferred tax liabilities	25,626
Other non-current liabilities	443
Accrued and other current liabilities	72,298
Total liabilities assumed	120,658
Fair value of net assets acquired	280,745

(1)
We used income approaches to estimate the fair values of the identifiable intangible assets. The estimated useful life for intellectual properties is 5 years, for the customer base is 6 or 7 years, and for other intangible asset (mainly related to trademarks) is 7 or 10 years.

In connection with the acquisition of Issuu, certain unvested equity awards held by its team members became subject to accelerated vesting upon the change in control. Based on an assessment of the terms of the awards and the requirements of ASC 805, the portion of the fair value attributable to pre-combination vesting was included in the consideration transferred. The remaining portion, representing the fair value attributable to post-combination vesting and amounting to $1 million, was determined to be a separate transaction and was recognized as compensation costs in cost of revenue, research and development expense, sales and marketing expense, and general and administrative expense for 2024.
Our consolidated income statement for 2024 includes revenue from Meetup, StreamYard, and Issuu of $92.4 million and income before tax of $21.7 million for the periods from the respective acquisition dates.
WeTransfer
On July 31, 2024, we acquired 100% of the share capital of The Creative Productivity Group B.V., for a total consideration of $476.3 million. The Creative Productivity Group B.V. is a private limited liability company under Dutch law and the owner of WeTransfer. WeTransfer enables digital file storage and distribution for individuals and businesses. We accounted for the acquisition as a business combination. Transaction costs incurred by us in connection with the acquisition, including professional fees, amounted to $3.1 million and were recognized in general and administrative expense.
The following table summarizes the fair value of the assets acquired and liabilities assumed as of the acquisition date:
Fair value
$ thousands
Goodwill	334,113
Intellectual properties(1)	29,307
Customer base(1)	119,748
Other intangible assets(1)	42,419

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
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Notes to Consolidated Financial Statements (Continued)
5.   Business combinations (Continued)
Fair value
$ thousands
Deferred tax assets	10,605
Other non-current assets, net	8,522
Cash and cash equivalents	15,073
Trade receivables and other current assets	32,991
Total assets acquired	592,778
Long-term debt, current	5,246
Deferred tax liabilities	49,332
Other non-current liabilities	4,406
Income tax current liabilities	3,048
Accrued and other current liabilities	54,483
Total liabilities assumed	116,515
Fair value of net assets acquired	476,263

(1)
We used income approaches to estimate the fair values of the identifiable intangible assets. The estimated useful life for intellectual properties is 7 years, for the customer base is 10 years, and for other intangible assets (mainly related to trademarks) is 10 years.

Our consolidated income statement for 2024 includes WeTransfer ‘s revenue of $61 million and loss before tax of $17 million for the period from the acquisition date (July 31 to December 31, 2024).
See pro forma results of operations under “Supplemental pro forma information” below.
In connection with the acquisition of WeTransfer, certain unvested equity awards held by its team members became subject to accelerated vesting upon the change in control. Based on an assessment of the terms of the awards and the requirements of ASC 805, the portion of the fair value attributable to pre-combination vesting was included in the consideration transferred. The remaining portion, representing the fair value attributable to post-combination vesting and amounting to $4 million, was determined to be a separate transaction and was recognized as compensation costs in cost of revenue, research and development expense, sales and marketing expense, and general and administrative expense for 2024.
Business combinations completed in 2025
On January 1, 2025, we completed the acquisition of 100% of the issued and outstanding equity securities of Loomly Holdco, Inc., a Delaware corporation and the owner of Loomly. Loomly offers social media management tools for marketers. We accounted for the acquisition as a business combination. Transaction costs incurred by us in connection with the acquisition, including professional fees, amounted to $0.4 million and were recognized in general and administrative expense.
On March 20, 2025, we completed the acquisition of 100% of the share capital of komoot GmbH, a limited liability company incorporated under the laws of Germany and the owner of komoot. Komoot provides route planning and navigation tools supported by community-generated content for outdoor activities. We accounted for the acquisition as a business combination. Transaction costs incurred by us in connection with the acquisition, including professional fees, amounted to $1 million and were recognized in general and administrative expense.
On June 30, 2025, we completed the acquisition of 100% of the issued and outstanding equity securities of MileIQ Inc., a Delaware corporation and the owner of MileIQ. MileIQ provides a mileage tracking

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Notes to Consolidated Financial Statements (Continued)
5.   Business combinations (Continued)
application. We accounted for the acquisition as a business combination. Transaction costs incurred by us in connection with the acquisition, including professional fees, amounted to $1 million and were recognized in general and administrative expense.
On July 31, 2025, we completed the acquisition of 100% of the issued and outstanding equity securities of Iridesco, LLC, a New York limited liability company and the owner of Harvest. Harvest offers time-tracking and invoicing software for freelancers and professional services firms. We accounted for the acquisition as a business combination. Transaction costs incurred by us in connection with the acquisition, including professional fees, amounted to $1 million and were recognized in general and administrative expense.
The total consideration paid for the Loomly, komoot, MileIQ, and Harvest acquisitions was $701 million.
The following table summarizes the fair value of the assets acquired and liabilities assumed for these acquisitions as of their respective acquisition dates:
Fair value
$ thousands
Goodwill	469,086
Intellectual properties(1)	30,678
Customer base(1)	222,886
Other intangible assets(1)	32,785
Other non-current assets, net	498
Cash and cash equivalents	46,359
Trade receivables and other current assets	13,445
Total assets acquired	815,737
Long-term debt, current	430
Deferred tax liabilities	48,102
Accrued and other current liabilities	65,952
Total liabilities assumed	114,484
Fair value of net assets acquired	701,253

(1)
We used income approaches to estimate the fair values of the identifiable intangible assets. The estimated useful life for intellectual properties is 5 years, for the customer base is between 7 and 14 years, and for other intangible assets (mainly related to trademarks) is between 5 and 10 years.

Our consolidated income statement for 2025 includes revenue from Loomly, komoot, MileIQ, and Harvest of $119 million and income before tax of $27 million for the periods from the respective acquisition dates.
Brightcove
On February 4, 2025, we acquired 100% of the issued and outstanding equity securities of Brightcove Inc. for a total consideration of $218 million. Brightcove Inc. is a Delaware corporation and the owner of Brightcove. Brightcove provides video hosting, management, and streaming solutions for enterprises. Transaction costs incurred by us in connection with the acquisition, including professional fees, amounted to $1 million and were recognized in general and administrative expense.
The following table summarizes the fair value of the assets acquired and liabilities assumed as of the acquisition date:

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
5.   Business combinations (Continued)
Fair value
$ thousands
Goodwill	158,947
Intellectual properties(1)	13,977
Customer base(1)	74,601
Other intangible assets(1)	18,047
Deferred tax assets	3,092
Other non-current assets, net	30,022
Cash and cash equivalents	21,671
Trade receivables and other current assets	39,109
Total assets acquired	359,465
Deferred tax liabilities	28,471
Other non-current liabilities	17,428
Accrued and other current liabilities	95,768
Total liabilities assumed	141,667
Fair value of net assets acquired	217,798

(1)
We used income approaches to estimate the fair values of the identifiable intangible assets. The estimated useful life for intellectual properties, customer base other intangible assets (mainly related to trademarks) is 5 years.

In connection with the acquisition of Brightcove, certain unvested equity awards held by its team members became subject to accelerated vesting upon the change in control. Based on an assessment of the terms of the awards and the requirements of ASC 805, the portion of the fair value attributable to pre-combination vesting was included in the consideration transferred. The remaining portion, representing the fair value attributable to post-combination vesting and amounting to $14 million, was determined to be a separate transaction and was recognized as compensation costs in cost of revenue, research and development expense, sales and marketing expense, and general and administrative expense for 2025.
Our consolidated income statement for 2025 includes Brightcove’s revenue of $163 million and loss before tax of $23 million for the period from the acquisition date (February 4 to December 31, 2025).
Vimeo
On November 24, 2025, we completed the acquisition of 100% of the issued and outstanding equity securities of Vimeo, Inc. for a total consideration of $1.36 billion. Vimeo, Inc. is a Delaware corporation and the owner of Vimeo. Vimeo serves consumers and enterprises with video hosting, management, and streaming solutions. We accounted for the acquisition as a business combination. Transaction costs incurred by us in connection with the acquisition, including professional fees, amounted to $5 million and were recognized in general and administrative expense.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
5.   Business combinations (Continued)
The following table summarizes the fair value of the assets acquired and liabilities assumed as of the acquisition date:
Fair value
$ thousands
Goodwill	1,039,478
Intellectual properties(1)	30,930
Customer base(1)	169,478
Other intangible assets(1)	56,822
Other non-current assets, net	9,415
Cash and cash equivalents	317,432
Trade receivables and other current assets	37,883
Total assets acquired	1,661,437
Deferred tax liabilities	71,821
Other non-current liabilities	5,333
Accrued and other current liabilities	225,595
Total liabilities assumed	302,749
Fair value of net assets acquired	1,358,688

(1)
We used a comparable approach, based on multiples implied in comparable previous purchase price allocations, to estimate the fair values of the identifiable intangible assets. The estimated useful life for intellectual properties is 5 years, for the customer base is 9 years, and for other intangible assets (mainly related to trademarks) is 8 years.

The allocation of the purchase price to the assets acquired and liabilities assumed is preliminary and subject to change as additional information becomes available. We are in the process of finalizing the valuation of certain assets acquired and liabilities assumed, including identifiable intangible assets, income taxes, and contingent liabilities. Measurement period adjustments may result in material changes to the preliminary amounts recognized, including goodwill. We expect to finalize the purchase price allocation within the measurement period, which will not exceed one year from the acquisition date.
In connection with the acquisition of Vimeo, certain unvested equity awards held by its team members became subject to accelerated vesting upon the change in control. Based on an assessment of the terms of the awards and the requirements of ASC 805, the portion of the fair value attributable to pre-combination vesting was included in the consideration transferred. The remaining portion, representing the fair value attributable to post-combination vesting and amounting to $22 million, was determined to be a separate transaction and was recognized as compensation costs in cost of revenue, research and development expense, sales and marketing expense, and general and administrative expense for 2025.
Our consolidated income statement for 2025 includes Vimeo’s revenue of $43 million and loss before tax of $47 million for the period from the acquisition date (November 24 to December 31, 2025).
Supplemental pro forma information
The unaudited pro forma information below presents the combined historical results of operations of Bending Spoons, komoot, Loomly, MileIQ, Harvest, Brightcove, and Vimeo as if these businesses had been acquired on January 1, 2024.
This information includes adjustments to reflect the additional amortization that would have been charged assuming the fair value of acquired intangible assets had been applied from January 1, 2024, together

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
5.   Business combinations (Continued)
with the related tax effects. The information for 2024 also includes the transaction costs incurred in connection with these business combinations, as well as the impact of the acceleration of certain equity awards held by team members of the acquired businesses. The information presented is not indicative of our consolidated results of operations for the combined business had the acquisitions occurred at the beginning of 2024 or the results of future operations of the combined business. As mandated by ASC 805-10-50-2, the pro-forma information reflects the impact of businesses acquired in 2025 as if they had been acquired on January 1, 2024, while businesses acquired during 2024 are included only from their respective acquisition dates and are not presented on a pro-forma basis.
	As of December 31,
	2024	2025
	$ thousands
Revenues	1,445,650	1,761,916
Net income (loss)	(32,555)	9,143
6.   Commitments and contingencies
Commitments
As of December 31, 2025, we had the following commitments in place:
•
On December 1, 2021, Intesa Sanpaolo S.p.A. issued bank surety No. 03066/8200/00858699 amounting to $2.0 million in favor of Coima SGR S.p.A., as guarantee for the compliance with all the obligations that will arise from the lease agreement for the building located at Via Bonnet 8-10, Milan. This surety is valid until May 31, 2031.

•
On March 13, 2023 and April 23, 2024, SACE S.p.A. and SACE Futuro issued two guarantees, of $29.4 million and $36.0 million, respectively, in favor of Bending Spoons, to safeguard the proper and timely fulfillment of all obligations arising from, respectively, bank loan No. 1104660 and bank loan No. 117640 provided by Intesa Sanpaolo S.p.A. These guarantees will remain valid until, respectively, March 13, 2028 and March 31, 2029.

•
On April 30, 2025, Bending Spoons Operations S.p.A. participated in the Italian VAT group settlement mechanism, resulting in a recoverable VAT credit amounting to $2.4 million for the 2024 fiscal year. In connection with the offset of such credit, Bending Spoons Operations S.p.A. issued a bank guarantee in favor of the Italian Revenue Agency for a total amount of $2.6 million, including estimated interest over the guarantee period. The guarantee has a three-year duration from the filing date of the tax return and covers potential claims from the tax authorities, including principal, interest, and penalties, should the credit be challenged or deemed non-compliant.

•
On April 30, 2025, Bending Spoons S.p.A participated in the Italian VAT group settlement regime, resulting in a recoverable VAT credit of $12.0 million related to the 2024 fiscal year. In connection with the offset of such credit, Bending Spoons S.p.A issued a bank guarantee in favor of the Italian Revenue Agency for a maximum total amount of $12.7 million, including estimated interest over the guarantee period. The guarantee has a three-year term starting from the filing date of the tax return and covers potential claims by the tax authorities, including principal, interest, and penalties, should the credit be challenged or deemed partially or wholly non-compliant.

Contingencies. Contingencies may arise in the ordinary course of business. These are accounted for and disclosed in accordance with ASC Topic 450 — Contingencies. Typically, the outcomes of these matters are subject to significant uncertainty. If we determine that a material loss is reasonably possible, we disclose this information. We record a liability when it is probable that a material loss will be incurred and the amount can be reasonably estimated. We evaluate developments and make adjustments as appropriate.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
6.   Commitments and contingencies (Continued)
•
Claims, disputes, and legal proceedings. From time to time, we are involved in claims, disputes, and legal proceedings.

•
As of December 31, 2023, a provision of $2.2 million was set aside to cover the risk arising from a dispute in connection with a mobile application distributed by Splice Video Editor S.r.l., one of our subsidiaries. The provision, which was presented within accrued and other current liabilities in our consolidated balance sheet, was fully utilized during 2024 following the out-of-court settlement of this dispute.

•
In March 2021, Sony Music Entertainment Italy S.p.A., Warner Music Italia S.r.l., Universal Music Italia S.r.l., and Warner Music International Services Ltd. filed a lawsuit against Vimeo, Inc., which today is one of our subsidiaries, in the Civil Court of Milan, Italy, alleging violations of Italian copyright and unfair competition laws. The complaint alleges that Vimeo, Inc. infringed plaintiffs’ copyrights by hosting and streaming user-uploaded videos that contain plaintiffs’ copyrighted works and that, upon notification of the alleged infringement, Vimeo employed a takedown process that did not comply with Italian law. The complaint seeks, among other things, injunctive relief and damages to be quantified in a separate proceeding. Additionally, the complaint seeks potential penalties of €10,000 per day of delay in removing unauthorized works after receipt of a court order to do so, if applicable. On November 3, 2021, Vimeo, Inc. filed its initial brief. On August 20, 2024, Sony Music Entertainment Italy S.p.A. filed a new expert report and will be seeking leave to file it at the final claims hearing. A new judge was recently assigned and the final claims hearing is scheduled for November 24, 2026.

•
As of December 31, 2024 and 2025, no accrued legal liabilities were set aside for claims, disputes, or legal proceedings.

•
Indemnifications. We enter into indemnification provisions under agreements with other parties in the ordinary course of business. From time to time, claims may arise in connection with such indemnification provisions. Typically, the outcomes of these matters are subject to significant uncertainty. It is not possible to determine the maximum potential loss under these indemnification provisions due to our limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, losses incurred in connection with indemnification provisions have not been material. As of December 31, 2023, 2024, and 2025, we did not have any disclosure or recorded liability in connection with indemnification provisions and related claims.

•
Non-income taxes. We may be subject to audit by tax authorities in Italy and other jurisdictions regarding non-income tax matters. To date, losses incurred in connection with non-income taxes have not been material. As of December 31, 2023, 2024, and 2025, we did not have any disclosure or liability in connection with non-income taxes.

7.   Goodwill and intangible assets
Changes in the carrying amount of goodwill are as follows:
Goodwill
$ thousands
Balance as of January 1, 2023	2,239
Goodwill acquired during the year(1)	161,387
Impairment losses	—
Foreign exchange translation	238
Gross amount	163,863
Accumulated impairment losses	—

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
7.   Goodwill and intangible assets (Continued)
Goodwill
$ thousands
Balance as of December 31, 2023	163,863
Goodwill acquired during the year(1)	545,672
Impairment losses(2)	(2,425)
Foreign exchange translation	(13,598)
Gross amount	695,839
Accumulated impairment losses	(2,327)
Balance as of December 31, 2024	693,512
Goodwill acquired during the year(1)	1,667,511
Impairment losses	—
Foreign exchange translation	62,547
Gross amount	2,423,570
Accumulated impairment losses	—
Balance as of December 31, 2025	2,423,570

(1)
Goodwill acquired in 2023 of $161 million was attributable to the Evernote acquisition. Goodwill acquired in 2024 of $212 million was attributable to the acquisitions of Meetup, StreamYard, and Issuu, while $334 million was attributable to the acquisition of WeTransfer. Goodwill acquired in 2025 of $469 million was attributable to the acquisitions of Loomly, komoot, MileIQ, and Harvest, while $159 million was attributable to the acquisition of Brightcove and $1.04 billion to the acquisition of Vimeo. See Note 5 for further details.

(2)
Impairment losses entirely relate to one reporting unit. Such reporting unit consisted of a non-material business that was disposed of in the first half of 2025. Goodwill was completely impaired at December 31, 2024.

Intangible assets, which consist of intellectual properties, customer base, and other intangible assets, are as follows:
	As of December 31, 2023			Weighted average useful life in years
	Gross carrying value	Accumulated amortization	Net book value
	$ thousands
Intellectual properties, net	208,507	(135,094)	73,413	5.00
Customer base, net	67,056	(6,838)	60,218	10.00
Other intangible assets, net	28,518	(22)	28,496	10.00
Total	304,081	(141,954)	162,127

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
7.   Goodwill and intangible assets (Continued)
	As of December 31, 2024			Weighted average useful life in years
	Gross carrying value	Accumulated amortization	Net book value
	$ thousands
Intellectual properties, net	328,039	(116,964)	211,075	6.19
Customer base, net	259,768	(26,567)	233,201	9.02
Other intangible assets, net	95,066	(10,221)	84,845	9.65
Total	682,874	(153,752)	529,122
	As of December 31, 2025			Weighted average useful life in years
	Gross carrying value	Accumulated amortization	Net book value
	$ thousands
Intellectual properties, net	435,934	(197,006)	238,928	3.62
Customer base, net	745,746	(88,522)	657,223	8.18
Other intangible assets, net	209,423	(27,600)	181,823	7.69
Total	1,391,103	(313,129)	1,077,974
Within cost of revenue, we recorded impairment and amortization expenses related to intangible assets amounting to $33.8 million, $85.9 million, and $150.5 million in 2023, 2024, and 2025, respectively.
As of December 31, 2025, the expected future amortization expense related to intangible assets is as follows:
	As of December 31, 2025
	Intellectual properties, net	Customer base, net	Other intangible assets, net
	$ thousands
2026	72,537	88,658	24,648
2027	66,675	88,658	24,689
2028	56,738	88,658	24,689
2029	27,269	88,658	24,689
2030	13,081	72,919	21,377
Thereafter	2,626	229,672	61,731
Total expected future amortization expense	238,928	657,223	181,823
We did not capitalize any software development costs in 2023, 2024, and 2025.
8.   Leases
We have entered into various non-cancellable operating leases, primarily for our office facilities. The residual lease terms as of December 31, 2025 range from 1 to 9 years (or up to 15 years including renewal options), and the leases do not include residual value guarantees. Operating right-of-use assets and operating lease liabilities recognized in the consolidated balance sheet were as follows:

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
8.   Leases (Continued)
		As of December 31,
Leases	Balance sheet classification	2023	2024	2025
		$ thousands
Assets:
Operating lease right-of-use assets, net	Other non-current assets, net	9,953	8,998	35,403
Liabilities:
Operating lease liabilities, current	Accrued and other current liabilities	3,388	3,485	8,792
Operating lease liabilities, non-current	Other non-current liabilities	7,606	6,383	27,850
		10,994	9,868	36,643
The components of lease costs recognized in our consolidated income statement were as follows:
	Year ended December 31,
	2023	2024	2025
	$ thousands
Operating lease expense	4,299	4,128	8,488
Variable lease expense and other	2,113	1,812	3,254
Total lease expense(1)	6,412	5,940	11,742

(1)
Entirely included in general and administrative expense.

Maturities of lease liabilities as of December 31, 2025 were as follows:
As of December 31, 2025
$ thousands
2026	11,051
2027	11,565
2028	6,593
2029	5,330
2030	3,567
Thereafter	5,127
Total lease payments	43,233
Amount representing interest	6,590
Present value of future lease payments	36,643
Current lease obligations	8,792
Non-current lease obligations	27,850
The assumptions used for lease term and discount rate follow:
	Year ended December 31,
	2023	2024	2025
Weighted-average remaining lease term	3.3 years	2.9 years	4.5 years
Weighted-average discount rate	2.7%	3.1%	7.0%

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
8.   Leases (Continued)
Supplemental cash flow information related to leases was as follows:
	Year ended December 31,
	2023	2024	2025
	$ thousands
Operating cash flows for operating leases	4,674	4,475	8,329
We had no additional operating leases that were not reflected in our consolidated balance sheet as of December 31, 2023, 2024, and 2025. The increase in 2025 is mainly attributable to new acquisitions. During 2026, we entered into new operating lease agreements either directly or through business combinations. For further details, please refer to Note 17.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
9.   Debt
Our outstanding financial debt consisted of the following:
	Outstanding principal amount as of December 31,
	2023	2024	2025
	$ thousands
Intesa Sanpaolo n. 117077	—	115,910	103,299	(1)
Banco BPM n. 117077	—	115,910	103,299	(1)
BNL n. 117077	—	73,464	103,299	(1)
BPER Banca n. 117077	—	62,334	62,667	(1)
Mizuho n. 117077	—	58,233	58,544	(1)
BNP n. 117077	—	42,446		(1)
Deutsche Bank n. 117077	—	39,478	39,689	(1)
HSBC n. 117077	—	36,881	37,078	(1)
IFIS n. 117077	—	36,881	37,078	(1)
Rabo Bank n. 117077	—	36,881	37,078	(1)
Credit Agricole n. 117077	—	33,969	34,151	(1)
CACIB n. 117077	—	24,264	24,393	(1)
JPM n. 117077	—	20,778	20,889	(1)
MCC n. 117077	—	20,778	20,889	(1)
NATIXIS n. 117077	—	19,411	19,515	(1)
CDP n. 117077	—	—	39,689	(1)
Facility A2 - Tranche 1	—	—	352,500	(1)
Facility A2 - Tranche 2	—	—	206,683	(1)
USD Term Loan B			892,445	(2)
EUR Term Loan B			406,109	(3)
Intesa Sanpaolo n. 1104660100	77,350	72,723	58,750	(4)
Intesa Sanpaolo n. 1176400100	—	51,945	47,734	(4)
Banco BPM n. 0457080087	22,100	—	—
Deutsche Bank n. 1040052700	14,733	—	—
Credit Agricole n. 02386525	9,301	—	—
BNL n. 6172577	35,360	—	—
Medio Credito Centrale n. 13024733	11,310	—	—
Intesa Sanpaolo n. 107448	98,222	—	—
Intesa Sanpaolo n. 98143	61,880	—	—
Medio Credito Centrale n. 13022058(a)	4,645	—	—
Banco BPM n. 0455366912	23,791	—	—
Intesa Sanpaolo n. 0IC1010772760(b)	1,996	—	—
Credito Valtellinese n. 455/0074998(a)	1,774	—	—
Intesa Sanpaolo n. 88288	4,856	—	—
UniCredit n. 000/8656026/000	3,911	—	—

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
9.   Debt (Continued)
	Outstanding principal amount as of December 31,
	2023	2024	2025
	$ thousands
Banco BPM n. 0454883485(a)	4,605	—	—
Credito Emiliano n. 322/7508916(a)	2,021	—	—
Credit Agricole Italia n. 40022701393081(a)	3,382	—	—
Credit Agricole Italia n. 40022701393082(a)	1,127	—	—
Banca Sella n. Q2B1258958262	1,341	—	—
Medio Credito Trentino n. 10/21/31240(c)	1,002	—	—
BPER Banca n. 421/004947312	2,791	—	—
Total outstanding principal amount	387,498	862,286	2,705,776
Unamortized debt discount and issuance costs	1,795	5,055	(34,894)
Net carrying amount	389,293	867,341	2,670,882
Long-term debt, current	(87,849)	(111,501)	(415,260)
Long-term debt, non-current	301,444	755,840	2,255,622

(a)
Warranty EU Finance for Innovators (50%)

(b)
Warranty Mediocredito Centrale S.p.A. (90%)

(c)
Warranty European Investment Fund – EIF (80%)

On July 30, 2024, we entered into a financing agreement comprising a €710 million term loan facility (the “Original Euro TLA 1 Facility”) and a revolving credit facility with commitments of up to €50 million, which are part of the 2024 Euro TLA. In connection with this refinancing, we extinguished all existing term loan facilities at that date, excluding the Intesa Sanpaolo TLA. The extinguished term loan facilities were primarily provided by a pool of financial institutions and amounted to €281 million as of December 31, 2023. These facilities bore interest at variable rates based on three-month or six-month Euribor plus applicable margins ranging from 0.85% to 2.70%, depending on the specific agreement. The effective interest rates during 2023 ranged from 1% to 5.9%.
At the end of 2025, we had in place a Euro-denominated revolving credit facility providing borrowing capacity up to €976 million ($1.15 billion at the then-current exchange rate). As of that date, the facility was fully undrawn. If drawn, amounts outstanding under the facility would bear interest at a rate equal to one-month, three-month, or six-month Euribor (at our discretion) plus 3.00% to 3.75% (depending on leverage ratio). An annual commitment fee equal to one-month, three-month, or six-month Euribor (at our discretion) plus 0.90% to 1.13% (depending on leverage ratio) applies to the undrawn portion. The facility matures on July 31, 2029.
At the end of 2025, we were parties to agreements providing Euro-denominated term loan facilities for an aggregate outstanding principal amount of €1.54 billion ($1.81 billion at the then-current exchange rate), as well as term loan facilities denominated in U.S. dollars for an aggregate outstanding principal amount of $892 million. As of December 31, 2025, the carrying amounts approximate fair value due to the variable interest rates on the underlying borrowings.
At the end of 2025, these term loan facilities had the following main characteristics:
(1)
2024 Euro TLA. The outstanding principal amount was €1.11 billion ($1.30 billion at the then-current exchange rate). 57% of the facility was hedged against interest rate fluctuations. On the hedged

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
9.   Debt (Continued)
portion, the facility bears interest at a rate ranging from 5.45% to 6.20% (inclusive of the effect and cost of hedging, and depending on leverage ratio). On the unhedged portion, it bears interest at a rate equal to six-month Euribor plus 3.00% to 3.75% (depending on leverage ratio). The facility matures on March 31, 2029. On January 20, 2026, the term was extended to March 31, 2031. In 2025, the effective interest rate ranged between 6.29% and 8.44%.
(2)
2025 U.S. dollar TLB. The outstanding principal amount was $892 million. 68% of the facility was hedged against interest rate fluctuations. On the hedged portion, the facility bears interest at a rate equal to 9.62% (inclusive of the effect and cost of hedging). On the unhedged portion, it bears interest at a rate equal to Secured Overnight Financing Rate, “SOFR”, (subject to a 1.00% floor) plus 5.88% or ABR plus 4.88%, at our option. The facility matures on March 7, 2031. In 2025, the effective interest rate ranged between 9.95% and 11.33%.

(3)
2025 Euro TLB. The outstanding principal amount was €346 million ($406 million at the then-current exchange rate). 0% of the facility was hedged against interest rate fluctuations. The facility bears interest at a rate equal to one-month, three-month, or six-month Euribor (at our discretion and subject to a 0.00% floor) plus 5.25% and matures on March 7, 2031. In 2025, the effective interest rate ranged between 8.20% and 8.21%.

(4)
Intesa Sanpaolo TLA. Two facilities whose aggregate outstanding principal amount was €91 million ($106 million at the then-current exchange rate). 100% of the facilities were hedged against interest rate fluctuations. The facilities bear interest at a rate equal to 5.60% (inclusive of the effect and cost of hedging) and mature on March 13, 2028 and on March 31, 2029, respectively. In 2025, the effective interest rate ranged between 4.77% and 6.78%.

Our debt financing agreements generally permit voluntary prepayment, in whole or in part. In some cases, this is subject to the payment of additional fees. The agreements also contain mandatory prepayment provisions, including requirements to apply certain proceeds (such as those arising from asset disposals above agreed thresholds) toward the prepayment of outstanding borrowings.
These financing arrangements include affirmative and negative covenants. The affirmative covenants include obligations relating to compliance with laws, maintenance of authorizations, preservation of assets and insurance, payment of taxes, delivery of financial information, and compliance with applicable financial covenants, including a requirement to maintain a leverage ratio no greater than 3.25. “Leverage ratio” is defined as net debt divided by adjusted EBITDA. “Net debt” is defined as financial debt and lease liabilities, less available cash. “Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation, and amortization, determined on a pro-forma basis to include the results of the acquired businesses for the entire reporting period, and adjusted to exclude transaction-related and reorganization-related costs, among other items. In addition, adjusted EBITDA reflects expected cost savings from reorganizations, subject to a specified cap. As of December 31, 2025, we were in compliance with this covenant. The negative covenants restrict (among other things) asset disposals, distributions, the incurrence of additional indebtedness, the granting of loans, guarantees, and security interests, and certain acquisitions, mergers, and corporate reorganizations, subject to agreed exceptions.
Each of these financing agreements also contains events of default, including misrepresentations, non-payment, breaches of financial covenants or other obligations, cross-default to other indebtedness, insolvency proceedings, and some change of control or corporate events. Upon the occurrence of an event of default and, where applicable, the expiry of any grace period, lenders may terminate commitments and declare outstanding amounts immediately due and payable.
As of December 31, 2025, the future principal payments for the outstanding debt were as follows:
As of December 31, 2025
$ thousands
2026	407,169
2027	407,169

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
9.   Debt (Continued)
As of December 31, 2025
$ thousands
2028	395,419
2029	372,654
2030	183,593
Thereafter	939,772
2,705,776

Interest expense on debt
The following table sets forth total interest expense related to our debt:
	Year ended December 31,
	2023	2024	2025
	$ thousands
Interest expense, loans at amortized cost	20,395	44,573	143,184
Interest rate swap differentials	(3,222)	(11,968)	(583)
Total	17,173	32,605	142,601
10.   Equity
Common stock
As of December 31, 2024, our common stock consisted of the following classes of shares:
•
Class “A,” “B,” and “C” shares, which grant economic and governance rights, including voting rights

•
Class “X-1,” “X-2,” and “X-3” shares, which are assigned to our team members and directors for incentive purposes and grant the same economic rights of class “A,” “B,” and “C” shares, but do not grant voting rights

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
10.   Equity (Continued)
The following table sets forth the shares in our common stock as of December 31, 2025:
As of December 31, 2025
Units(1)
Shares by class:
Class A	620,481,370
Class B	63,136,420
Class C	319,360,710
Class X-1	151,908,240
Class X-2	50,892,380
Class X-3	133,303,600
Share capital	1,339,082,720

(1)
Amounts have been retrospectively adjusted to account for the stock split that was approved on April 23, 2026.

Please refer to the consolidated statements of shareholders’ equity for changes on issued and outstanding shares for 2023, 2024, and 2025.
The following table shows the changes in accumulated other comprehensive income by component for 2023, 2024, and 2025:
	Gains and losses on cash flow hedges	Foreign currency items	Total
	$ thousands
Balance as of January 1, 2023	—	(7,032)	(7,032)
Other comprehensive income (loss) before reclassifications	—	(6,460)	(6,460)
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	—
Net current-period other comprehensive income (loss)	—	(6,460)	(6,460)
Balance as of December 31, 2023	—	(13,492)	(13,492)
Other comprehensive income (loss) before reclassifications	403	(11,653)	(11,250)
Amounts reclassified from accumulated other comprehensive income (loss)	—	—	—
Net current-period other comprehensive income (loss)	403	(11,653)	(11,250)
Balance as of December 31, 2024	403	(25,145)	(24,741)
Other comprehensive income (loss) before reclassifications	(4,952)	35,970	31,019
Amounts reclassified from accumulated other comprehensive income	(264)	—	(264)
Net current-period other comprehensive income	(5,216)	35,970	30,755
Balance as of December 31, 2025	(4,813)	10,825	6,013

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
11.   Equity compensation expense
As of December 31, 2023, 2024, and 2025, we had assigned stock options, stock units, warrants, and shares to directors and team members.
The breakdown of equity compensation costs by function is as follows:
	Year ended December 31,
	2023	2024	2025
	$ thousands
Cost of revenue	332	707	1,229
Research and development expense	8,970	15,605	19,121
Sales and marketing expense	274	433	717
General and administrative expense	5,324	9,110	34,456
Total equity compensation expense(1)	14,900	25,855	55,523

(1)
In 2024, $0.1 million of equity compensation expense was recognized in other non-current liabilities.

In 2023, 2024, and 2025, we recognized tax benefits on equity compensation expense amounting to $5 million, $34 million, and $94 million, respectively.
In 2023, 2024, and 2025, the cash received from the exercise of stock options and warrants amounted to $0.1 million, $0.2 million, and $0.4 million, respectively.
11a.   Stock unit plans
As of December 31, 2023, 2024, and 2025, the following stock unit plans were in place.
2018 Bending Spoons S.p.A. stock unit plan for employees and directors
On February 28, 2018, our board of directors and shareholders’ meeting approved a stock unit plan for selected employees and directors (“2018 Stock Unit Plan”). The 2018 Stock Unit Plan was amended on November 20, 2019, and, following the redenomination of “E” class shares to “X-1” class shares, on July 24, 2023. Under the 2018 Stock Unit Plan, initially, up to 735,608 stock units (each unit corresponding to a share of Bending Spoons S.p.A.) could be granted to eligible participants free of charge. In 2019, to reflect changes in Bending Spoons’ scale, the 2018 Stock Unit Plan was amended to increase the maximum number of units that could be granted under the plan by 255,965.
2020 Bending Spoons S.p.A. stock unit plan for suppliers
On December 11, 2020, our board of directors approved a stock unit plan for selected suppliers (“2020 Stock Unit Plan”). The 2020 Stock Unit Plan was amended on July 24, 2023, following the conversion of class “E” shares into class “X-1” shares. Under the 2020 Share Stock Unit Plan, up to 30,000 stock units (each unit corresponding to a share of Bending Spoons S.p.A.) could be granted free of charge. The following table summarizes movements of grants under the 2018 Stock Unit Plan and the 2020 Stock Unit Plan:
	Number of stock units	Weighted-average per-unit fair value on the grant date
		$
Unvested as of December 31, 2023(1)	2,492,200	0.25
Vested	(2,374,000)	0.25
Granted	—	—

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
11a.   Stock unit plans (Continued)
	Number of stock units	Weighted-average per-unit fair value on the grant date
		$
Canceled	(12,000)	0.25
Unvested as of December 31, 2024	106,200	0.25
Vested	(106,200)	0.25
Granted	—	—
Canceled	—	—
Unvested as of December 31, 2025	—	—

(1)
Amounts have been retrospectively adjusted to reflect the stock split that was approved on April 23, 2026.

As of December 31, 2023, an unrecognized compensation cost related to non-vested stock units of $93 thousand was expected to be recognized over a weighted average period of 2 years.
As of December 31, 2024, an unrecognized compensation cost related to non-vested stock units of $0.1 thousand was expected to be recognized over a weighted average period of 1 year.
As of December 31, 2025, there were no unvested stock units. Therefore, no unrecognized compensation cost remained.
11b.   Stock option plans
As of December 31, 2023, 2024 and 2025, the following stock option plans were in place:
2022 Bending Spoons S.p.A. stock option plan for employees, directors, and suppliers
On January 28, 2022, our board of directors and shareholders approved certain plans that govern the granting of options to purchase shares upon a selected employee, director, or supplier’s election to receive a portion of their cash compensation in the form of stock options for a specified period (“2022 Stock Option Plans”). The expiration date of the 2022 Stock Option Plans is December 31, 2030.
Following an amendment to our bylaws, the 2022 Stock Option Plans were amended on June 8, July 24, and December 22, 2023, to provide for the right to receive class X-1 or X-2 shares upon the exercise of the stock options, instead of class G and E shares. On April 23 and November 21, 2024, the 2022 Stock Option Plans were further amended to, among other things, allow us to redeem options after a “good leaver event” (as defined in the 2022 Stock Option Plans) under certain circumstances. Upon a “bad leaver event” (as defined in the 2022 Stock Option Plans), the beneficiary immediately forfeits all vested and unvested options, and all options lapse. We also have the right to repurchase or redeem any shares held by the beneficiary that were acquired under these plans.
The exercise of stock options granted under the 2022 Stock Option Plans gives beneficiaries the right to purchase shares of Bending Spoons S.p.A. during designated exercise windows. Exercise is subject to payment of the applicable strike price. Options vest over time, and the vesting period for each option is determined by our board of directors. No stock options had been granted to directors as of December 31, 2023, 2024, and 2025.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
11b.   Stock option plans (Continued)
Bending Spoons Holdings S.p.A., Bending Spoons Operations S.p.A., Splice Video Editor S.r.l., AI Creativity S.r.l., and Wetransfer B.V. stock option plans for employees, directors, and suppliers
The boards of directors of Bending Spoons Holdings S.p.A., Bending Spoons Operations S.p.A., Splice Video Editor S.r.l., and AI Creativity S.r.l. approved certain equity compensation plans for employees, directors, and suppliers on the following dates:
•
March 5, 2024 for Bending Spoons Holdings S.p.A. and Bending Spoons Operations S.p.A.

•
January 28, 2022 for Splice Video Editor S.r.l.

•
December 15, 2023 for AI Creativity S.r.l.

The regulations of such equity compensation plans were last amended on November 21, 2024.
The board of directors of Wetransfer B.V. also approved an equity compensation plan for the employees of its Italian branch on October 15, 2025 (together with the aforementioned equity compensation plans, the “Other Stock Option Plans”).
The Other Stock Option Plans govern the granting of options to purchase shares of Bending Spoons S.p.A. upon the election of a selected employee, director, or supplier of Bending Spoons Holdings S.p.A., Bending Spoons Operations S.p.A., Splice Video Editor S.r.l., AI Creativity S.r.l., or Wetransfer B.V. to receive a portion of their cash compensation in the form of stock options for a specified period.
The terms and conditions of the Other Stock Option Plans, including vesting periods, are similar to those of the 2022 Stock Option Plans.
No stock options had been granted as director compensation as of December 31, 2023, 2024, and 2025 under the Other Share Option Plans.
Bending Spoons Holdings S.p.A., Bending Spoons Operations S.p.A., Splice Video Editor S.r.l., AI Creativity S.r.l., and Wetransfer B.V. has each entered into an agreement with Bending Spoons S.p.A. under which they may purchase shares from Bending Spoons S.p.A. at their fair value at the time of the purchase to serve the Other Stock Option Plans.
Alight Creative Inc. stock option plan for employees, directors, and suppliers
On January 23, 2023, a stock option plan for employees, directors, and suppliers of Alight Creative Inc. was approved (the “Alight Stock Option Plan”). The Alight Stock Option Plan governs the granting of options to purchase shares of Bending Spoons S.p.A. upon the election of a selected Alight Creative Inc. employee, director, or supplier to receive a portion of their cash compensation in the form of stock options for a specified period.
The Alight Stock Option Plan was last amended on April 23, 2024, and its terms and conditions are similar to those of the 2022 Stock Option Plans, with the exception of the definition of exercise windows. Since the liquidation of Alight Creative Inc. on December 7, 2023, plan management was assumed by Bending Spoons S.p.A.
2024 Bending Spoons Operations S.p.A. stock option plan for directors and suppliers
On December 20, 2024, the board of directors of Bending Spoons Operations S.p.A. approved a stock option plan for its directors and suppliers (the “2024 BSO Stock Option Plan”). The 2024 BSO Stock Option Plan governs the granting of options to purchase shares of Bending Spoons S.p.A. upon the election of selected directors or suppliers of Bending Spoons Operations S.p.A. to receive a portion of their cash compensation in the form of stock options for a specified period.
The terms and conditions of the 2024 BSO Stock Option Plan are similar to those of the Other Stock Option Plans, with the exception of the definition of exercise windows, which are limited to “change of control” or “listing” of Bending Spoons (as defined in the 2024 BSO Option Plan).

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
11b.   Stock option plans (Continued)
The following table summarizes grant activity under stock option plans:
	Options outstanding
	Number of stock options	Weighted-average per-option fair value on the grant date
		$
Balance as of December 31, 2023(1)	59,642,400	0.53
Exercised	(4,640,120)	0.89
Granted	12,139,720	2.29
Canceled	(645,130)	1.09
Balance as of December 31, 2024	66,496,870	0.97
Exercised	(7,005,280)	0.70
Granted	7,463,100	3.81
Canceled	(610,540)	1.58
Balance as of December 31, 2025	66,344,150	1.19

(1)
Amounts have been retrospectively adjusted to reflect the stock split that was approved on April 23, 2026.

As of December 31, 2023, 2024, and 2025, $7 million, $4 million, and $2 million of unrecognized compensation costs related to non-vested stock options were expected to be recognized over a weighted average period of 1.8 years, 1.6 years, and 1.1 years, respectively.
In 2023, 2024, and 2025, we recognized equity compensation expense for these stock options of $14.4 million, $23.4 million, and $32.4 million respectively.
In 2023, 2024, and 2025, the aggregate intrinsic value of stock options exercised was $4 million, $11 million, and $56 million at an average strike price of $0.029, $0.034, and $0.057 per share, respectively.
We measure all stock options at their fair value on the grant date using the Black-Scholes valuation model. The weighted-average per-option fair value of all options granted in 2023, 2024, and 2025 was determined using the following key assumptions:
	Year ended December 31,
	2023	2024	2025
	$, except percentages and years
Weighted-average per-option fair value(1)	0.71	2.29	3.81
Weighted average of key assumptions:
Share price(1)	0.78	2.44	4.04
Strike price(1)	0.05	0.17	0.27
Expected term, in years	7	6	5
Risk-free interest rate	3.10%	2.52%	2.46%
Expected volatility	58.36%	45.61%	45.71%
Dividend yield	0.00%	0.00%	0.00%

(1)
Amounts have been retrospectively adjusted to reflect the stock split that was approved on April 23, 2026.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
11.c   Warrants
As of December 31, 2023, 2024 and 2025, the following warrant plans were in place:
2023 warrants with graded vesting features for suppliers of Bending Spoons S.p.A. and its affiliates
On April 20, 2023, our board of directors approved the regulation of warrants to purchase our shares that may be offered to our suppliers (the “2023 Warrant Plan”). On the same date, our board of directors granted one of our advisors 400,000 warrants (20,000 warrants prior to the stock split).
The warrants are subject to the following vesting schedule: 100,000 warrants have a 12-month vesting period, 100,000 warrants have a 24-month vesting period, 100,000 warrants have a 36-month vesting period, and 100,000 warrants have a 48-month vesting period.
Each vested warrant confers the warrant holder the right to subscribe to one class “X-1” share of Bending Spoons (formerly class E shares) before April 20, 2028, upon the payment of a strike price for each share.
For each vested warrant, we may also grant the warrant holder the right to subscribe for an additional class “X-1” share for each warrant by paying the strike price due for each such additional share.
In December 2025, we accelerated the vesting of all remaining unvested warrants, including discretionary warrants.
2024 warrants for directors of Bending Spoons S.p.A. and its affiliates
On November 21, 2024, our board of directors approved the regulation of warrants that may be offered to its members and members of the boards of directors of our subsidiaries (the “2024 Warrant Plan”). Directors may elect to receive a portion of their cash compensation in the form of warrants for a specified period.
Each warrant granted under the 2024 Warrant Plan confers the warrant holder the right, subject to the vesting conditions specified in each grant notice, to subscribe for one class “X-1” or “X-2” share upon the payment of a strike price for each share. The warrants generally vest on a monthly basis and may be exercised in connection with a “change of control” or “listing” event as defined in the 2024 Warrant Plan.
The following table summarizes movements of grants under the 2023 Warrant Plan and the 2024 Warrant Plan for the years ended December 31, 2023, 2024, and 2025:
	Number of warrants	Weighted-average per-warrant fair value on the grant date
		$
Balance as of December 31, 2023(1)	4,000,000	0.34
Exercised	—	—
Granted(2)	1,114,700	1.96
Canceled	—	—
Balance as of December 31, 2024	5,114,700	0.69
Exercised(3)	(114,700)	3.72
Granted(4)	3,000,000	6.95
Canceled	—	—
Balance as of December 31, 2025	8,000,000	3.00

(1)
Amounts have been retrospectively adjusted to reflect the stock split that was approved on April 23, 2026.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
11.c   Warrants (Continued)
(2)
Includes an additional and discretional 1,000,000 warrants assigned to the beneficiary at the end of the first 12-month vesting period of the 2023 Warrant Plan.

(3)
An extraordinary exercise window was opened in December 2025 under the 2024 Warrant Plan, as an exception to the plan rules. All warrants outstanding as of December 2025 were exercised.

(4)
Discretionary warrants granted to the beneficiary under the 2023 Warrant Plan.

As of December 31, 2023 and 2024, $1 million and $0.8 million of unrecognized compensation costs related to non-vested warrants was expected to be recognized over a weighted average period of 4 years and 3 years, respectively.
As of December 31, 2025, there were no unvested warrants. Therefore, no unrecognized compensation cost remained.
We have recognized equity compensation expense for these warrants amounting to $0.2 million, $2 million, and $22 million in 2023, 2024, and 2025, respectively.
We measure all warrants at their fair value on the grant date using the Black-Scholes valuation model. The weighted-average per-warrant fair value of all warrants granted in 2023, 2024, and 2025 was determined using the following key assumptions:
	Year ended December 31,
	2023	2024	2025
	$, except percentages and years
Weighted-average per-warrant fair value(1)	0.34	1.96	6.95
Weighted average of key assumptions:
Share price(1)	0.68	2.58	7.77
Strike price(1)	0.82	0.75	0.87
Expected term, in years	5	5	1
Risk-free interest rate	3.20%	2.33%	2.25%
Expected volatility	62.43%	46.06%	41.48%
Dividend yield	0%	0%	0%

(1)
Amounts have been retrospectively adjusted to reflect the stock split that was approved on April 23, 2026.

11.d   Stock grants
On December 23, 2025, we agreed with two of our directors to settle their 2025 compensation in shares rather than in cash. Accordingly, we settled $1.4 million of accrued compensation by issuing a total of 160,280(1) “X-3” treasury shares, which were converted into “X-2” shares upon transfer. As the shares were issued in settlement of accrued compensation, no future service or performance conditions apply and no unrecognized compensation cost remained as of December 31, 2025.
______________________
(1)
Amounts have been retrospectively adjusted to reflect the stock split that was on April 23, 2026, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
12.   Employee benefit plans
Our employees based in Italy are entitled to a statutory severance plan (trattamento di fine rapporto), which qualifies as a defined benefit plan.
Changes in obligations of our defined benefit plans are as follows:
	Year ended December 31,
	2023	2024	2025
	$ thousands
Benefit obligation at the beginning of the period	1,810	2,312	3,627
Business combinations	—	—	155
Service cost	934	1,226	1,119
Interest cost	77	117	151
Actuarial (gain) loss	(146)	546	(975)
Benefit paid	(450)	(374)	(613)
Transfers	—	—	(105)
Foreign exchange translation reserve	100	(200)	500
Benefit obligation at the end of the period	2,312	3,627	3,860
There are no plan assets servicing the defined benefits plans.
The assumptions used to determine benefit obligations at year-end are as follows:
	As of December 31,
	2023	2024	2025
Annual discount rate	3.2%	3.4%	4.0%
Annual inflation rate	2.0%	2.0%	2.0%
TFR annual growth rate	3.0%	3.0%	3.0%
Annual growth rate in compensation	7.0%	7.0%	7.0%
The following benefit payments are expected to be made:
As of December 31, 2025
$ thousands
2026	144
2027	109
2028	133
2029	157
2030	183
Thereafter	3,134
Total defined benefit plan obligations	3,860

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
12.   Employee benefit plans (Continued)
Personnel-related expense amounted to $86.7 million (of which $14.5 million related to equity compensation), $156.5 million (of which $23 million related to equity compensation), and $312 million (of which $30.0 million related to equity compensation) in 2023, 2024, and 2025, respectively. Such expense was allocated as follows:
	Year ended December 31,
	2023	2024	2025
	$ thousands
Cost of revenue	6,190	5,634	22,130
Sales and marketing expense	4,596	14,588	38,148
Research and development expense	52,330	91,370	121,214
General and administrative expense	23,687	44,287	131,332
Other expense (income)	(69)	663	(824)
Personnel-related expense	86,734	156,542	312,000
13.   Earnings per share
The following table sets forth the computation of basic and diluted earnings per share attributable to our shareholders in 2023, 2024, and 2025:
	Year ended December 31, 2023
	$, except per share amounts
	Class A	Class B	Class C	Class X-1	Class X-2	Consolidated(3)

Basic earnings per share:
Net income attributable to Bending Spoons shareholders, basic	107,076,175	12,766,101	8,287,601	31,782,515	860,386	160,772,779
Shares used in the computation of basic earnings per share(1)	664,643,640	79,241,790	51,442,830	197,280,550	5,340,590	997,949,400
Basic earnings per share	0.16	0.16	0.16	0.16	0.16	0.16

Diluted earnings per share:
Net income attributable to Bending Spoons shareholders, diluted	101,918,045	12,151,126	7,888,367	30,613,593	8,201,648	160,772,779
Shares used in the computation of basic earnings per share(1)	664,643,640	79,241,790	51,442,830	197,280,550	5,340,590	997,949,400
Effect of dilution on the number of shares(2)	—	—	—	2,361,520	48,145,260	50,506,780
Shares used in the computation of diluted earnings per share(1)	664,643,640	79,241,790	51,442,830	199,642,070	53,485,850	1,048,456,180
Diluted earnings per share	0.15	0.15	0.15	0.15	0.15	0.15
	Year ended December 31, 2024
	$, except per share amounts
	Class A	Class B	Class C	Class X-1	Class X-2	Consolidated(3)

Basic earnings per share:
Net income attributable to Bending Spoons shareholders, basic	51,061,000	6,236,100	15,996,919	14,255,228	1,964,045	89,513,292
Shares used in the computation of basic earnings per share(1)	642,100,840	78,420,020	201,163,990	179,261,930	24,698,200	1,125,644,980

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
13.   Earnings per share (Continued)
	Year ended December 31, 2024
	$, except per share amounts
	Class A	Class B	Class C	Class X-1	Class X-2	Consolidated(3)
Basic earnings per share	0.08	0.08	0.08	0.08	0.08	0.08

Diluted earnings per share:
Net income attributable to Bending Spoons shareholders, diluted	48,124,261	5,877,434	15,076,866	13,443,932	6,990,799	89,513,292
Shares used in the computation of basic earnings per share(1)	642,100,840	78,420,020	201,163,990	179,261,930	24,698,200	1,125,644,980
Effect of dilution the number of shares(2)	—	—	—	114,540	68,576,950	68,691,490
Shares used in the computation of diluted earnings per share(1)	642,100,840	78,420,020	201,163,990	179,376,470	93,275,150	1,194,336,470
Diluted earnings per share	0.07	0.07	0.07	0.07	0.07	0.07

	Year ended December 31, 2025
	$ except per share amounts
	Class A	Class B	Class C	Class X-1	Class X-2	Consolidated
Basic earnings per share:
Net income attributable to Bending Spoons shareholders, basic	(74,385)	(8,017)	(30,850)	(19,398)	(4,112)	(136,763)
Shares used in the computation of basic earnings per share(1)	632,009,487	68,114,075	262,119,515	164,816,477	34,938,481	1,161,998,035
Basic earnings per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

Diluted earnings per share:
Net income attributable to Bending Spoons shareholders, diluted	(74,383)	(8,017)	(30,850)	(19,398)	(4,112)	(136,761)
Shares used in the computation of basic earnings per share(1)	632,009,487	68,114,075	262,119,515	164,816,477	34,938,481	1,161,998,035
Effect of dilution on the number of shares(2)	—	—	—	—	—	—
Shares used in the computation of diluted earnings per share(2)	632,009,487	68,114,075	262,119,515	164,816,477	34,938,481	1,161,998,035
Diluted earnings per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

(1)
Amounts have been retrospectively adjusted to reflect the stock split that was approved on April 23, 2026.

(2)
Dilution resulting from share-based grants to employees, directors, and suppliers, in the form of stock units, stock options, and warrants. See Note 11 for further details. For the year ended December 31, 2025, the effect of these instruments was not included in diluted earnings per share as we reported a net loss and their inclusion would have been anti-dilutive. These instruments represent 6,739,461 X-1 shares and 73,594,964 X-2 shares.

(3)
Earnings per share is presented for each class of shares, except for class X-3, which consists solely of treasury stock and is therefore not considered outstanding and is excluded from the calculation.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
14.   Income taxes
Income before tax in 2023, 2024, and 2025 included the following components:
	Year ended December 31,
	2023	2024	2025
	$ thousands
Italy	48,332	185,081	341,291
U.S.	4,476	(20,782)	(212,094)
Other jurisdictions	4,700	(59,462)	(18,019)
Income before tax	57,509	104,837	111,178
Income tax expense (benefit) in 2023 and 2024 consisted of the following:
	Year ended December 31,
	2023	2024
	$ thousands
Current
– Italy	90,421	282
– U.S. federal	1,604	18,446
– Other jurisdictions	300	(1,515)
Total current	92,325	17,213
Deferred
– Italy	(174,991)	15,827
– U.S. federal	(20,895)	(8,492)
– Other jurisdictions	428	(8,707)
Total deferred	(195,458)	(1,372)
Income tax expense (benefit)	(103,134)	15,840
The following tables presents income tax expense (benefit) from continuing operations disaggregated by jurisdiction in accordance with ASU 2023-09, which we adopted as of January 1, 2025. Prior-period amounts have not been recast.
Year ended December 31, 2025
$ thousands
Current
Federal (national) – IRES	123
State and regional – IRAP	6,402
Foreign – U.S.	616
Foreign – Other	27,834
Total current	34,976
Deferred
Federal (national) – IRES	(48,031)
State and regional – IRAP	(17,864)
Foreign – U.S.	(41,759)

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
14.   Income taxes (Continued)
Year ended December 31, 2025
$ thousands
Foreign – Other	184,061
Total deferred	76,407
Income tax expense (benefit)	111,382
The following tables presents income tax paid (net of refunds received) disaggregated by jurisdiction in accordance with ASU 2023-09, which we adopted as of January 1, 2025. Prior-period amounts have not been recast.
Year ended December 31, 2025
$ thousands
Federal (national) – IRES
State and regional – IRAP	395
Foreign – Nederlands	3,835
Foreign – Germany	2,533
Foreign – U.S.	4,512
Foreign – U.K.	1,147
Foreign – Other	2,193
Income tax paid	14,615
The reconciliation of Italian statutory corporate income tax rate to the effective income tax rate for 2023 and 2024 is as follows:
	Year ended December 31,
	2023	2024
	$ thousands, except percentages
Income before tax	57,509	104,837
Primary tax rate(1)	24%	24%
Tax provision calculated according to the Company’s primary tax rate	13,802	25,161
Foreign tax effect(2)	958	(551)
Deferred tax benefit as result of asset revaluation(3)	(64,589)	—
Change in valuation allowance	(47,835)	15,735
Non-taxable income	(3,166)	(529)
Costs not deductible for tax purposes	(8,219)	(32,145)
State and local taxes(4)	(2,192)	10,752
Previous year taxes	6,550	(540)
Uncertain tax benefit	172	(4,053)
Global intangible low tax income	—	680
Other adjustments	1,385	1,331
Reported income tax expense (benefit)	(103,134)	15,840

(1)
“Primary tax rate” means the Italian corporate income tax rate “IRES,” which amounts to 24%.

(2)
“Foreign” relates to tax jurisdictions outside of Italy.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
14.   Income taxes (Continued)
(3)
Deferred tax assets were recognized as a result of an income tax realignment relating to certain intangible assets acquired in business combinations following a contribution in kind within the group. Deferred tax assets will be used over the expected useful life of such assets (5 years).

(4)
Including “IRAP,” the Italian regional tax on productive activities, whose rate applicable to Bending Spoons was 4.65% and 3.9%, in 2023 and 2024 respectively, and the “ACE” tax incentive.

The following table provides the reconciliation of Italian statutory corporate income tax rate to the effective income tax rate in accordance with ASU 2023-09. We adopted this guidance prospectively as of January 1, 2025; accordingly, prior-period amounts are presented in accordance with previously applicable guidance and have not been recast.
	Year ended December 31, 2025
	$ thousands, except percentages
Income before tax	111,178
Provisions at Italian corporate income tax rate – IRES	26,683	24.0%
U.S.
Statutory tax rate difference between U.S. and Italy	(5,994)	(5.40)%
Change in valuation allowance	9,947	8.9%
Rate change	(1,679)	(5.4)%
Global Intangible Low-Taxed Income (GILTI)	2,570	2.3%
Other	(1,356)	(1.2)%
Other jurisdictions
Statutory tax rate difference between other jurisdictions and Italy	(2,928)	(2.6)%
Intangible assets	(64,020)	(57.6)%
Undistributed profits	2,149	1.9%
Change in valuation allowance	(1,759)	(1.6)%
Other	(150)	(0.1)%
Eﬀect of cross-border tax laws
German exit tax	101,106	90.9%
Dutch exit tax	170,286	153.2%
Italian Regional Tax on Productive Activities – IRAP	6,427	5.8%
Nontaxable or nondeductible items
Stock-based compensation	(73,663)	(66.3)%
Intangible assets	(45,312)	(40.8)%
Other	1,056	1.0%
Other adjustments
Return on provision	(10,129)	(9.1)%
Other	(1,854)	(1.7)%
Reported income tax expense (benefit)	111,382	100.2%

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
14.   Income taxes (Continued)
The following table summarizes deferred tax assets and liabilities:
	As of December 31,
	2023	2024	2025
	$ thousands
Deferred tax assets
Intellectual properties (tax realignment)(1)	176,681	132,974	161,402
Intellectual properties (revaluation)(2)	28,200	21,234	20,910
Intangible assets acquired in business combinations	—	—	31,778
Deferred income	2,416	18,612	12,227
Interest expense	814	2,516	36,226
Expense deductible in subsequent period	14,028	19,178	78,990
Net operating loss carryforwards(3)	12,630	96,700	189,024
Research and development expense	13,277	21,356	86,571
Foreign tax credits	—	—	7,032
Equity compensation	—	—	13,310
Other	1,630	2,959	1,295
Total deferred tax assets, gross	249,676	315,529	638,765
Valuation allowance	6,583	93,260	(264,161)
Deferred tax liabilities offsetting	18,332	40,004	(103,531)
Total deferred tax assets, net	224,761	182,265	271,073
Deferred tax liabilities
Undistributed profits	—	487	2,745
Intangible assets acquired in business combinations	31,292	95,892	204,401
Deferred exit taxes(4)	—	—	236,691
Other	2,553	6,021	8,768
Total deferred tax liabilities	33,844	102,402	452,605
Deferred tax assets offsetting	18,332	40,004	(103,531)
Total deferred tax liabilities, net	15,512	62,398	349,073

(1)
Relates to deferred tax assets recognized as a result of an income tax realignment of certain intangible assets acquired in business combinations following a contribution in kind within the group, and the transfer of intangible assets across jurisdictions, where they became tax-relevant in the destination country upon payment of exit taxes in the originating country.

(2)
Relates to the recognition of a tax benefit associated with the statutory revaluation of certain intellectual properties done by an Italian subsidiary of the group, as allowed by Italian Decree-Law No. 104/2020. In particular, the subsidiary paid a 3% substitute tax and, as a result, the related amortization became deductible for income tax purposes. As the intellectual property revaluation was not recognized in these consolidated financial statements, related deferred tax assets were recognized.

(3)
Relates to $167 million of tax loss carryforwards of the Bending Spoons U.S. Inc. tax group fully covered by a valuation allowance, $19 million to the Bending Spoons S.p.A. Italian tax group, and the remaining amount to The Creative Productivity Group B.V. The valuation allowance on the US tax group is re-assessed period by period and its existence in 2025 is mainly driven by post-combination reorganizations and new loss-making acquisitions joining the consolidated U.S. tax group.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
14.   Income taxes (Continued)
The tax loss carryforwards of the Bending Spoons S.p.A. tax group and The Creative Productivity Group B.V. are considered fully recoverable.
(4)
Relates to exit taxes payable in the Netherlands and Germany in connection with the transfer of the intangible assets of WeTransfer and komoot to Italy.

The following table sets forth the movement in the valuation allowance for 2023, 2024, and 2025:
	Year ended December 31,
	2023	2024	2025
	$ thousands
Balance at beginning of period	—	6,583	93,260
Additions from business combination	54,418	70,942	162,712
Increase of period	—	15,735	58,220
Decrease of period	(47,835)	—	(50,031)
Effect of exchange rate	—	—	—
Balance at end of period	6,583	93,260	264,161
The following table sets forth the movement in unrecognized tax benefits:
	As of December 31,
	2023	2024	2025
	$ Thousands
Balance at beginning of period	—	10,746	6,693
Additions from business combination	6,522	—	24,147
Increases related to tax positions from prior fiscal years	4,052	—	342
Decreases related to tax positions from prior fiscal years	—	(4,053)	—
Increases related to tax positions taken during current fiscal year	172	—	—
Settlements with tax authorities	—	—	—
Lapses of statutes of limitation	—	—	—
Effect of exchange rate	—	—	—
Balance at the end of the period	10,746	6,693	31,182
Our tax returns for years 2021 through 2025 remain open to examination by tax authorities in Italy. For years 2022 through 2025, our tax returns remain open to examination by the tax authorities of other major jurisdictions.
The Organization for Economic Co-operation and Development (“OECD”) has introduced a framework for a global minimum tax rate of 15% (commonly referred to as “Pillar Two”). Various jurisdictions in which we operate have enacted, or are in the process of enacting, legislation implementing these rules.
We are continuing to evaluate the potential impact of the Pillar Two framework on our consolidated financial statements. Based on our current assessment, the adoption of these rules is not expected to have a material impact on our consolidated financial statements. However, the ultimate impact will depend on the specific legislation enacted in each jurisdiction and the application of the rules to our operations.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
15.   Segments and geographic information
Bending Spoons acquires and operates digital businesses through a centralized Platform. Key strategic and operating decisions include the identification and execution of acquisitions, determination of financing structures, integration of acquired businesses, and resource allocation across our portfolio. These decisions are initiated and determined by our chief executive officer.
Dedicated teams are responsible for devising and executing product, technology, and marketing initiatives at the level of individual businesses or groups of businesses. Personnel are frequently reallocated across businesses as our portfolio expands and priorities shift. As a result, the composition of these teams and how businesses are grouped evolve over time, particularly following acquisitions. This model reflects our focus on optimizing overall portfolio performance rather than managing individual businesses as independent profit centers.
Consistent with this structure, we operate as a single operating and reportable segment, and our chief executive officer has been identified as the chief operating decision maker (“CODM”). The CODM evaluates Bending Spoons’ performance and allocates resources based on consolidated net income (loss) as presented on the consolidated income statements (management may also review an adjusted version of this measure to improve period-to-period comparability). The measure of segment assets is reported as total consolidated assets in the consolidated balance sheets. Significant segment costs and other segment items are included within our consolidated income statements, with additional information about these components presented elsewhere in the accompanying financial statements.
Our long-lived tangible assets and operating lease right-of-use assets recognized were as follows:
	As of December 31,
	2023	2024	2025
	$ thousands
U.S.	2,010	2,005	28,389
Italy	16,861	11,756	9,155
U.K.	—	571	6,315
Netherlands	—	3,595	16
Rest of the world	3	198	2,607
Total	18,874	18,124	46,482
Please see Note 2 for revenue disaggregated by geography.
16.   Related party transactions
In 2023, 2024, and 2025, Bending Spoons had no material related party transactions, other than compensation and similar arrangements in the ordinary course of business.
17.   Subsequent events
After December 31, 2025, we completed several business combinations. The acquisitions were accounted for under ASC 805, Business Combinations, using the acquisition method of accounting. The purchase price allocations for these transactions are preliminary as of the date of issuance of these consolidated financial statements. We are continuing to evaluate certain acquired assets and liabilities, including identifiable intangible assets, deferred taxes, contingencies, and working capital adjustments. Accordingly, the provisional amounts reported below are subject to change during the measurement period, which will not exceed one year from the respective acquisition dates.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
17.   Subsequent events (Continued)
On January 2, 2026, we acquired 100% of the issued and outstanding equity securities of AOL Holdco I LLC, a Delaware limited liability company, for a total consideration of $1.45 billion. AOL Holdco I LLC is the owner of AOL, which operates an email service, news portal, and search engine catering to a consumer audience. The following table summarizes the fair value of the assets acquired and liabilities assumed as of the acquisition date:
Fair value
$ thousands
Goodwill	848,014
Intellectual properties	56,044
Customer base	398,720
Other intangible assets	141,740
Other identified assets and liabilities	9,979
Fair value of net assets acquired	1,454,496
The allocation of the purchase price to the assets acquired and liabilities assumed is preliminary and subject to change as additional information becomes available. We are in the process of finalizing the valuation of certain assets acquired and liabilities assumed, including identifiable intangible assets, income taxes, and contingent liabilities. We have used a preliminary valuation approach, including market-based methods that consider valuation multiples derived from comparable transactions, to estimate the fair values of the identifiable intangible assets. Measurement period adjustments may result in material changes to the preliminary amounts recognized, including goodwill. We expect to finalize the purchase price allocation within the measurement period, which will not exceed one year from the acquisition date.
On March 11, 2026, we acquired 100% of the issued and outstanding equity securities of Eventbrite, Inc., a Delaware corporation, for a total consideration of $505 million. Eventbrite, Inc. is the owner of Eventbrite, which delivers event creation, ticketing, and discovery services for organizers and attendees. The following table summarizes the fair value of the assets acquired and liabilities assumed as of the acquisition date:
Fair value
$ thousands
Goodwill	291,204
Intellectual properties	29,127
Customer base	222,977
Other intangible assets	47,793
Deferred tax liabilities	(80,972)
Other identified assets and liabilities	(5,528)
Fair value of net assets acquired	504,601
The allocation of the purchase price to the assets acquired and liabilities assumed is preliminary and subject to change as additional information becomes available. We are in the process of finalizing the valuation of certain assets acquired and liabilities assumed, including identifiable intangible assets, income taxes, and contingent liabilities. We have used a preliminary valuation approach, including market-based methods that consider valuation multiples derived from comparable transactions, to estimate the fair values of the identifiable intangible assets. Measurement period adjustments may result in material changes to the preliminary amounts recognized, including goodwill. We expect to finalize the purchase price allocation within the measurement period, which will not exceed one year from the acquisition date.
On March 25, 2026, the Company entered into a definitive agreement to acquire Tractive GmbH, an Austria-based technology company specializing in GPS tracking and health monitoring devices for pets. Founded

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
17.   Subsequent events (Continued)
in 2012, Tractive develops collar-mounted devices and a companion mobile application that enable pet owners to monitor their animals’ real-time location, activity levels, and health metrics, supported by a subscription-based model. The transaction is expected to close in the second quarter of 2026, subject to customary closing conditions, including regulatory approvals. As of the date of issuance of these financial statements, the acquisition has not yet been completed.
After December 31, 2025, we entered into service and long-term lease arrangements to support our operational expansion.
In October 2025, Bending Spoons Operations S.p.A., our Italian operating subsidiary, signed a long-term lease agreement with Coima SGR S.p.A. for an entire office building located at Via Tocqueville 13, Milan, Italy. The lease commenced in February 2026. The leased premises comprise approximately 92,350 square feet of office space and 13,130 square feet of commercial space to be delivered at a later date, together with associated parking facilities and external areas. The property is undergoing redevelopment to high sustainability standards and is expected to obtain LEED® Gold and WELL® Gold certifications (shell and core). The lease has an initial term of 9 years, following an initial rent-free period. The lease is expected to result in the recognition of a lease liability of approximately $33 million at commencement.
In February 2026, Bending Spoons Operations S.p.A entered into an 18-month service agreement with Telepass S.p.A. for the use of office premises located at Viale Don Luigi Sturzo 45, Milan, Italy. The arrangement provides us with the use of one office floor and two parking spaces, together with related services including reception, cleaning, utilities, maintenance, security, and facility management support. The premises will be used for corporate operations.
The service term commenced March 1, 2026 and extends through August 31, 2027, with limited monthly renewal options thereafter. The annual consideration under the agreement is $1.1 million (exclusive of VAT), payable quarterly in advance, with a one-month fee incentive applied to the first quarterly installment. We also provided a refundable security deposit of $0.3 million. Fees are subject to annual indexation adjustments after the first 12 months, capped at 5%.
In April 2026, Bending Spoons Operations S.p.A. entered into an agreement for dedicated office space in Madrid, Spain. The arrangement provides us with exclusive use of a private office and access to shared workspace infrastructure and services within the facility. The contract runs through August 31, 2027. The agreement includes standard renewal provisions, allowing for continued occupancy beyond the initial term if aligned with business needs. These costs provide access to a fully serviced office environment, including workspace, infrastructure, and operational support services. The flexible, serviced nature of this arrangement allows us to scale our presence in Madrid while limiting upfront capital investment and long-term real estate commitments.
After December 31, 2025, we entered into several new financing agreements and amendments to existing financing arrangements.
The Original Euro TLA 1 Facility was amended, restated, supplemented, or integrated through a series of additional facility notices and related documentation.
•
We signed a consent request letter on November 24, 2025, which was countersigned by Intesa Sanpaolo S.p.A., as agent under the Original Euro TLA 1 Facility, on January 20, 2026, relating to certain amendments to the termination dates of the facilities (extending its term to no later than March 2031) and related provisions under the Original Euro TLA 1 Facility.

•
On January 2, 2026, the credit agreement governing the 2025 U.S. dollar TLB and the 2025 Euro TLB (the “Original TLB Credit Agreement”) was further amended to provide (i) incremental Tranche B term loans in an aggregate principal amount of $950 million (the “Fourth Amendment Term Loan B”) and (ii) Euro-denominated Tranche B term loan commitments to Bending Spoons US Inc. and

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
17.   Subsequent events (Continued)
Wetransfer B.V., as co-borrowers, in an aggregate principal amount of up to €300 million. These commitments were fully funded on January 30, 2026 (the “Fourth Amendment Euro Loan” and the Original TLB Credit Agreement, as amended by virtue of the Fourth Amendment Term Loan B and the Fourth Amendment Euro Loan, the “TLB Credit Agreement”). The proceeds of the Fourth Amendment Term Loan B and the Fourth Amendment Euro Loan were used to finance the ongoing M&A activity.
After giving effect to the amendments described above, the TLB Credit Agreement provides that the Closing Term Loan B, First Amendment Term Loan B, Third Amendment Term Loan B, and Fourth Amendment Term Loan B bear interest, at the Company’s option, at a rate per annum equal to either term SOFR plus 5.875% or the alternate base rate (“ABR”) plus 4.875%, subject to a term SOFR floor of 1.00%. The Third Amendment Euro Loan bears interest at a rate per annum equal to Euribor plus 5.25%, subject to a Euribor floor of zero, and the Fourth Amendment Euro Loan bears interest at a rate per annum equal to Euribor plus 5.875%, subject to a Euribor floor of zero. In each case, the applicable margin is reduced by 0.25% per annum upon the consummation of certain IPO transactions. All term loans under the TLB Credit Agreement amortize in quarterly installments equal to 1.25% of the original principal amount thereof (as adjusted to ensure fungibility of the Closing Term Loan B, First Amendment Term Loan B, and the Third Amendment Term Loan B), and amounts repaid may not be reborrowed. The final maturity date of the TLB Credit Agreement is March 7, 2031.
Lastly, on January 2, 2026, Bending Spoons US Inc., as borrower, together with certain of its affiliates, entered into a senior secured Credit Agreement (the “US TLA/RCF Credit Agreement”) with the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and Intesa Sanpaolo S.p.A., as Security Agent. The US TLA/RCF Credit Agreement provides for (i) Tranche A term loans in an aggregate principal amount of up to $660 million, which were fully funded on January 2, 2026, and (ii) revolving commitments in an aggregate principal amount of up to $195 million, which may be borrowed, repaid, and reborrowed during the life of the facility, including a subfacility for the issuance of letters of credit in an aggregate amount of up to $15 million. Borrowings under the term loan and revolving facilities bear interest, at the Company’s option, at a rate per annum equal to either term SOFR plus 3.50% or an alternate base rate (equal to the greater of the prime rate, the federal funds rate plus 0.50%, and one-month term SOFR plus 1.00%) plus 2.50%. The applicable margins under the US TLA/RCF Credit Agreement are reduced by 0.25% per annum upon the consummation of certain IPO transactions. The term loans amortize in quarterly installments equal to 1.25% of the original principal amount thereof, and amounts repaid may not be reborrowed. The proceeds were mainly used to carry out new acquisitions. The final maturity date of the US TLA/RCF Credit Agreement is March 7, 2031.
On April 23, 2026, the shareholder meeting of Bending Spoons S.p.A. approved a 1:10 stock split through a share capital increase for no consideration with an aggregate nominal amount of €12,123,744.48. The increase authorized the issuance of 558,433,233 Class A shares, 56,822,778 Class B shares, 288,132,219 Class C shares, 136,576,530 Class X-1 shares, 52,436,448 Class X-2 shares, and 119,973,240 Class X-3 shares with no par value. The share capital increase was executed, and a total of 1,212,374,448 shares were issued to existing shareholders for no consideration and in proportion to their holdings as of the issuance date, with an implicit par value per share of €0.01.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
BENDING SPOONS S.p.A.
Notes to Consolidated Financial Statements (Continued)
17.   Subsequent events (Continued)
We evaluated subsequent events through April 30, 2026, which is the date on which these consolidated financial statements were available to be issued.
April 30, 2026

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83

AOL Holdco II, LLC
A Business of College Parent, L.P.
Audited Combined Financial Statements
As of December 31, 2025 and 2024
And for the Year Ended December 31, 2025 and 2024
With Report of Independent Auditors Thereon

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
AOL Holdco II, LLC
A Business of College Parent, L.P.
..

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Report of Independent Auditors
To Management of AOL Holdco II, LLC
Opinion
We have audited the combined financial statements of AOL Holdco II, LLC (a Business of College Parent, L.P.) (the Company), which comprise the combined balance sheets as of December 31, 2025 and 2024, the related combined statements of operations and comprehensive income, changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as the “combined financial statements”).
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.
Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
•
Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures

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that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.
/s/ Ernst & Young LLP
Kansas City, Missouri
April 3, 2026

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Combined Statements of Operations and Comprehensive Income of AOL Holdco II, LLC, a business of College Parent, L.P.
	Year Ended December 31,
	2025	2024
	(dollars in thousands)
Revenues	$633,365	$611,965
Operating Expenses
Cost of revenues (exclusive of depreciation and amortization shown below)	56,410	49,857
Selling, general and administrative expense	181,710	200,619
Depreciation and amortization expense	61,635	61,673
Total Operating Expenses	299,755	312,149
Operating Profit	333,610	299,816
Other income, net	3,338	1,862
Interest expense	(85,385)	(105,832)
Profit Before Income Taxes	251,563	195,846
Provision for income taxes	(68,406)	(30,659)
Net Income	$183,157	$165,187
Foreign currency translation adjustments	(478)	1,183
Total Comprehensive Income	$182,679	$166,370
See accompanying notes to combined financial statements

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Combined Balance Sheets of AOL Holdco II, LLC, a business of College Parent, L.P.
	As of December 31,
	2025	2024
	(dollars in thousands)
Assets
Current assets
Cash	$26,369	$35,343
Accounts receivable:
Trade and other, net of credit losses	1,337	1,978
Affiliates	19,383	78,127
Prepaid expenses	348	614
Other current assets	396	534
Total current assets	47,833	116,596
Property, plant and equipment	56,255	46,519
Less accumulated depreciation	(41,177)	(31,041)
Total property, plant and equipment, net	15,078	15,478
Goodwill	150,533	150,439
Other intangible assets, net	389,047	440,546
Other non-current assets	1,104	1,500
Total Assets	$603,595	$724,559
Liabilities
Current liabilities
Accounts payable and accrued liabilities:
Trade and other	$33,861	$44,899
Affiliates	3,037	28,957
Current portions of debt	150,000	125,000
Current deferred revenues	15,605	17,681
Total current liabilities	202,503	216,537
Deferred income taxes	84,797	83,765
Long-term debt, net of current portion	606,108	747,342
Other non-current liabilities	1,111	760
Total Liabilities	894,519	1,048,404
Deficit
Net parent investment	(290,743)	(324,142)
Accumulated other comprehensive income (loss)	(181)	297
Total Deficit	(290,924)	(323,845)
Total Liabilities and Deficit	$603,595	$724,559
See accompanying notes to combined financial statements

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Combined Statements of Cash Flows of AOL Holdco II, LLC, a business of College Parent, L.P.
	Year ended December 31,
	2025	2024
	(dollars in thousands)
Cash Flows from Operating Activities
Net Income	$183,157	$165,187
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization expense	61,635	61,673
Amortization of debt discount and deferred financing costs	9,167	9,782
Deferred income taxes	(1,859)	(30,034)
Provision for expected credit losses	3,140	2,967
Equity-based compensation - equity classified awards	19	25
Changes in operating assets and liabilities:
Accounts receivable trade and other	(2,500)	(2,822)
Prepaid expenses and other current assets	(481)	(85)
Accounts payable trade and other current liabilities	(12,467)	17,070
Affiliate receivables/payables, net	32,824	(13,001)
Other assets and liabilities	3,241	(774)
Net cash provided by operating activities	275,876	209,988
Cash Flows from Investing Activities
Capital expenditures (including capitalized software)	(9,736)	(9,439)
Net cash used in investing activities	(9,736)	(9,439)
Cash Flows from Financing Activities
Payments on long-term debt	(125,000)	(100,000)
Net transfers to Parent	(149,777)	(109,851)
Net cash used in financing activities	(274,777)	(209,851)
Effect of exchange rate changes on Cash	(337)	(199)
Decrease in Cash	(8,974)	(9,501)
Cash, beginning of period	35,343	44,844
Cash, end of period	$26,369	$35,343
Supplemental cash flow information:
Cash paid for interest	$(78,928)	$(81,968)
See accompanying notes to combined financial statements

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Combined Statements of Changes in Equity (deficit) of AOL Holdco II, LLC, a business of College Parent, L.P.
	Net Parent Investment	Accumulated other comprehensive income (loss)	Total Equity (Deficit)
	(dollars in thousands)
Deficit Balance as of December 31, 2023	$(379,503)	$(886)	$(380,389)
Net transfers to Parent	(109,826)	—	(109,826)
Net income	165,187	—	165,187
Other comprehensive income	—	1,183	1,183
Equity (Deficit) Balance as of December 31, 2024	(324,142)	297	(323,845)
Net transfers to Parent	(149,758)	—	(149,758)
Net income	183,157	—	183,157
Other comprehensive loss	—	(478)	(478)
Equity (Deficit) Balance as of December 31, 2025	$(290,743)	$(181)	$(290,924)
See accompanying notes to combined financial statements

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Notes to Combined Financial Statements of AOL Holdco II, LLC, a business of College Parent, L.P.
Note 1. Organization and Basis of Presentation
Organization
AOL Holdco II, LLC (the “Business”) is a business of College Parent, L.P. (“Parent”). The Parent was formed in 2021 by an affiliate of certain funds managed by affiliates of Apollo Global Management, Inc. (“Apollo”) to acquire Verizon Media Group (“VMG”). On May 2, 2021, Verizon entered into a definitive stock purchase agreement with the Parent pursuant to which Verizon agreed to sell VMG, and on September 1, 2021, VMG was sold (collectively, the “Transaction”).
The Business consists of both AOL Media and Membership Services. AOL Media is focused on attracting and engaging consumers by creating and offering high quality branded online content, products and services and providing valuable advertising services. AOL Media revenue is generated principally from display (includes native and video) and search advertising on AOL Properties (Mail, App, and Home). AOL Media also generates revenue through lead/traffic monetization, where it receives a revenue share for providing traffic to third party sites, as well as through direct integration with commerce sites via affiliate links.
Membership Services is made up predominantly of the Business’s own subscription products, as well as strategic third-party subscriptions with wide market appeal. The scaled user base coupled with personalization efforts creates a powerful opportunity for the Membership Services to contextually introduce the best offer to the right user at the right time. Our 35+ subscription partners are well-recognized as trusted market leaders. Membership Services also houses the customer care team that supports subscription products and brand properties of the Business and the Parent. Membership Services’ Global Subscription Services & Payments (“GSS”) platform powers subscription management for all of the Business’s and Parent subscription products.
Membership Services’ products and solutions are categorized within the following areas: subscriptions and advertising. The subscription product offerings include the following: device and data security that safeguards against viruses, malware and cybercriminals when conducting online activities, identity theft and ID protection and technical support services. Advertising revenue is generated through related party agreements with the Parent.
During the second quarter of 2022, College Parent, L.P. completed its Legal Entity Restructuring (“LER”) with the purpose of separating the different portions of the Parent’s businesses into their own legal entity organizational structure. The LER resulted in the formation of the Business’s initial legal structure as a limited liability company and a wholly-owned subsidiary of the Parent. In the fourth quarter of 2023, the Parent combined AOL Media operations previously held in its Consumer Owned & Operated segment and Membership Services into the same legal structure, thereby creating the Business.
The Business has an indefinite life, but it can be terminated at any point upon written consent of the sole member. Under the terms of the LLC agreement, the member is not liable for any debt, obligations, or liabilities of the Business.
The Business has a highly diverse workforce of approximately 214 direct employees as of December 31, 2025. This excludes headcount related to certain services and corporate support functions provided to the Business by the Parent which are further discussed in “Note 5. Corporate Allocations and Related Party Transactions.”
Sale of the Business to Bending Spoons
On October 27, 2025, the Parent entered into an agreement to sell the Business to Bending Spoons Operations S.p.A., (“Bending Spoons”). Bending Spoons is a global tech company based in Milan. The sale of the Business to Bending Spoons was completed on January 2, 2026.

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Basis of Presentation
The combined financial statements of the Business has been prepared on a “carve-out” basis, where the Business operated as part of the Parent, and consisted of several entities for which separate financial statements had not historically been prepared. As such, the periods presented have been derived from the Parent’s accounting records and were prepared on a standalone basis. The combined financial statements herein have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).
The results of operations, comprehensive income, financial position and cash flows presented in the combined financial statements may not be indicative of what they would have been had the Business actually been an independent standalone entity, nor are they necessarily indicative of the Business’s future results of operations, comprehensive income, financial position and cash flows. The combined financial statements reflect all adjustments, including normal recurring adjustments, that are necessary for a fair presentation of results of operations and financial condition for the period shown. Financial information presented in the financial statement and notes herein is presented in thousands, unless otherwise stated.
The combined financial statements include all revenues and costs directly attributable to the Business and an allocation of expenses related to certain Parent corporate functions. The Parent provides a variety of services to the Business. Certain services and support functions, such as, human resources, legal functions, finance, executive management, procurement, business development, facility management, real estate, license fees, central and shared technology, and various other Parent corporate functions and overhead, are routinely allocated to the Business. These expenses are charged under contractual arrangements and have been attributed to the Business based on direct usage or benefit where identifiable, with the remainder allocated using a reasonable methodology on the basis of revenue and headcount as relevant measures. Management considers these allocations to be a reasonable reflection of the utilization of services or the benefit received, and the methods were applied consistently for the periods presented. It is not practicable to estimate actual costs that would have been incurred had the Business been a separate, standalone company during the periods presented.
In addition, the Business provides customer care related services on behalf of the Parent and routinely allocates a share of these costs to the Parent. See further information in “Note 5. Corporate Allocations and Related Party Transactions.”
The combined financial statements include assets and liabilities specifically attributable to the Business. The Parent’s net investment, within Equity, represents Parent’s investment in the Business and includes accumulated net earnings attributable to Parent and the net effect of transactions with Parent. All significant intercompany balances and transactions within the Business have been eliminated in these combined financial statements. As described in “Note 5. Corporate Allocations and Related Party Transactions,” certain transactions between the Business and the Parent have been included in the combined financial statements. The Parent provides a variety of services to the Business. Certain services and support functions, such as, human resources, legal functions, finance, executive management, procurement, business development, facility management, real estate, license fees, central and shared technology, and various other Parent corporate functions and overhead, are routinely allocated to the Business.
Note 2. Summary of Significant Accounting Policies
Principles of Combination
The accompanying combined financial statements include the accounts of the Business and all subsidiaries and entities primarily controlled by the Business through majority voting control. All significant intercompany accounts and transactions within the Business have been eliminated in combination.

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Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Business’s accompanying combined financial statements and notes thereto. These estimates and assumptions take into account historical and forward-looking factors that the Business believes are reasonable, including but not limited to the potential impacts arising from macroeconomic factors. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these combined financial statements include, but are not limited to, accounting for revenue and cost recognition, allowance for doubtful accounts and credit losses, fair value measurements including those related to financial instruments, intangible assets, unrecognized tax benefits, and valuation allowances on tax assets.
Revenue Recognition
The Business earns revenue primarily from subscription product offerings such as basic computer security and identity theft protection, premium technical support services, and other services such as identity protection and malware / virus detection and removal, and additional value-added services. Additionally, advertising revenues are generated through the sale of digital inventory (display and native) and providing end user traffic (search) to the Parent. Refer to “Note 5. Corporate Allocations and Related Party Transactions” for further discussion related to related party revenues. The Business accounts for these revenues under Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. Refer to “Note 4. Revenue Recognition” for further discussion related to revenues and contract costs, including qualitative and quantitative disclosures required under ASC 606.
Cost of Revenues
Cost of revenues consists of content, subscription-related billing costs, employee-related expenses, costs for the Business’s technology platforms and infrastructure, and other expenses associated with the production and usage of the Business’s products and services, and other costs directly related to revenue-generating activities.
Advertising Costs
Costs of advertising are recorded and expensed as advertising space or airtime is used. All other advertising costs are expensed as incurred. Advertising expenses incurred directly by the Business totaled approximately $5.4 million and $11.5 million for the years ended December 31, 2025 and 2024, respectively, and are included in Selling, general and administrative expense in the Combined Statements of Operations and Comprehensive Income.
Research and Development
The Business conducts research and development (“R&D”) activities to continually enhance the Business’s existing products and services, develop new products and services to meet changing customer needs and requirements and address new market opportunities. R&D costs are expensed as incurred and amounted to $21.7 million and $31.4 million for the years ended December 31, 2025 and 2024, respectively, and is included in Selling, general and administrative expense in the Combined Statements of Operations and Comprehensive Income.
Employee Benefit Plans
Certain employees and retirees of the Business participate in postretirement benefit plans sponsored by the Parent, which primarily relate to a 401(k) defined contribution plan. The Business has allocated relevant participation costs for the Parent’s employee benefit plans. Refer to “Note 5. Corporate Allocations and Related Party Transactions” for further discussion.

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Fair Value Measurements
Fair Value Hierarchy
The following sections describe the valuation methodologies management uses to measure financial and non-financial instruments accounted for at fair value in accordance with the fair value hierarchy as set forth in ASC 820, Fair Value Measurement and Disclosures.
Fair value of financial and non-financial assets and liabilities is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values, as follows:
Level 1—Quoted prices in active markets for identical assets or liabilities at the measurement date
Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities
Level 3—Inputs that are unobservable and include situations where there is little, if any, market activity. The inputs into determination of fair value require judgment or estimation
The Business’s assessment of the significance of a particular input to the fair value measurements requires judgment and may affect the valuation of the assets and liabilities being measured and their categorization within the fair value hierarchy. The Business maintains policies and procedures to value instruments using the best and most relevant data available. In addition, the Business performs reviews to assess the reasonableness of the valuations. This detailed review may include the use of a third-party valuation firm. The Business recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period.
Cash, Accounts Receivable, Accounts Payable
The carrying amounts reported in the accompanying Combined Balance Sheets for Accounts Receivable and Accounts Payable approximate fair value because of the short-term maturity of these instruments.
Operating cash deposits held with banks may exceed the amount of insurance provided on such deposits. These deposits may be redeemed upon demand and are maintained with financial institutions with reputable credit and therefore bear limited credit risk. Management seeks to mitigate credit risk by spreading such risk across multiple counterparties and monitoring the risk profiles of these counterparties.
Long-lived Assets
Long-lived assets, such as property, plant and equipment (“PP&E”) and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Determining whether an impairment has occurred typically requires various estimates and assumptions, including determining which undiscounted cash flows are directly related to the potentially impaired asset, the useful life over which cash flows will occur, their amount and the asset’s residual value, if any. In turn, measurement of an impairment loss requires a determination of fair value, which is based on the best information available. The required undiscounted cash flow estimates are derived from the Business’s historical experience and internal business plans. To determine fair value, management uses quoted market prices when available, and its internal cash flow estimates are discounted at an appropriate discount rate, or independent appraisals, as appropriate. Fair values of long-lived assets are primarily derived internally and are based on observed sales transactions for similar assets. Fair value estimates are derived using established market or replacement values of comparable assets and estimated future net cash flows expected to be generated by market participants. The resulting fair values are considered nonrecurring Level 3 measurements and are subject to change based on economic or market conditions as well as future negotiations with interested parties.

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Allowance for Credit Losses
Accounts receivable are recorded at amortized cost less an allowance for credit losses that are not expected to be recovered. The net amount of accounts receivable and corresponding allowance for credit losses are presented together in the Combined Balance Sheets as Accounts receivable, trade and other, net of credit losses. Expected credit losses are recorded as Selling, general and administrative expense in the Combined Statements of Operations and Comprehensive Income. The Business maintains allowances for credit losses resulting from the expected failure or inability of customers to make required payments. Management recognizes the allowance for credit losses at inception and reassesses monthly based on management’s expectation of the asset’s collectability. The allowance is based on multiple factors including historical experience with bad debts, the credit quality of the customer base, the aging of such receivables and current macroeconomic conditions as well as management’s expectations of conditions in the future, if applicable. The Business’s allowance for credit losses is based on management’s assessment of the collectability of assets pooled together with similar risk characteristics. Write-offs of accounts receivable are deducted from the allowance for credit losses in the period in which the account is deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received. Refer to “Note 6. Accounts Receivable” for further discussion.
Property, Plant and Equipment, and Depreciation
Property, plant and equipment includes assets such as capitalized software. The Business records property, plant and equipment at cost. Property, plant and equipment are generally depreciated on a straight-line basis. Subsequently, property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. PP&E acquired in connection with business combinations are recorded at estimated fair value in accordance with the acquisition method of accounting as prescribed in ASC 805-10, Business Combinations (“ASC 805-10”).
When depreciable assets are retired or otherwise disposed of, the related cost and accumulated depreciation are deducted from the property, plant and equipment accounts and any gains or losses on disposition are recognized as a gain or loss on sale of assets.
Property, plant and equipment to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable from estimated future cash flows, in accordance with ASC 360-10, Impairment and Disposal of Long-Lived Assets (“ASC 360-10”). Determination of recoverability is based on the lowest level of identifiable estimated undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets that management expects to hold and use is based on the excess of the carrying value of the asset over its fair value. Fair value estimates are derived from established market values of comparable assets or internal calculations of estimated future net cash flows. Management’s estimates of future cash flows are based on assumptions and projections it believes to be reasonable and supportable. Management’s assumptions consider revenue growth rates and operating margins, the estimation of the useful life over which the undiscounted cash flows will occur, and the terminal value of the asset group at the end of that useful life. Refer to “Note 11. Property, Plant and Equipment” for further discussion.
Capitalized Software and Labor
The Business capitalizes eligible costs to acquire or develop internal-use software that are incurred subsequent to the preliminary project stage through the development stage. The estimated useful life of costs capitalized is evaluated for each specific project and ranges from one year to three years. Actual economic lives may differ from estimated useful lives. Periodic reviews could result in a change in estimated useful lives and therefore amortization expense in future periods. Refer to “Note 11. Property, Plant and Equipment” for further discussion.

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Goodwill
The Business comprises a single reporting unit for impairment test purposes and impairment testing for goodwill is performed annually in the fourth quarter or more frequently if impairment indicators are present. To determine if goodwill is potentially impaired, the Business has the option to perform a qualitative assessment. However, the Business may elect to bypass the qualitative assessment and perform a quantitative impairment test even if no indications of a potential impairment exist. The quantitative impairment test for goodwill is performed at the reporting unit level and compares the fair value of the reporting unit (calculated using a combination of a market approach and a discounted cash flow method) to its carrying value. The estimated fair value of the Business’s reporting unit is a Level 3 measure in the fair value hierarchy. Refer to the Fair Value Measurements discussion above for additional information.
The market approach includes the use of comparative multiples of guideline companies to corroborate discounted cash flow results. The discounted cash flow method is based on the present value of two components, projected cash flows and a terminal value. The terminal value represents the expected normalized future cash flows of the reporting unit beyond the cash flows from the discrete projection period. The fair value of the reporting unit is calculated based on the sum of the present value of the cash flows from the discrete period and the present value of the terminal value. The discount rate represents the Business’s estimate of the weighted-average cost of capital, or expected return, that a marketplace participant would have required as of the valuation date. If the carrying value exceeds the fair value, an impairment charge is booked for the excess carrying value over fair value, limited to the total amount of goodwill of the reporting unit. Refer to “Note 8. Goodwill” for further discussion of the Business’s goodwill.
Under the qualitative assessment, management considers several qualitative factors, including the business enterprise value of the reporting unit from the last quantitative test and the excess of fair value over carrying value from this test, macroeconomic conditions (including changes in interest rates and discount rates), industry and market considerations (including industry revenue and Earnings before interest, taxes, depreciation and amortization (“EBITDA”) margin results and projections), the recent and projected financial performance of the reporting unit, as well as other factors.
Other Intangible Assets
Intangible assets include (1) user base and (2) trade names and partner relationships.
Finite-lived intangible assets are carried at cost and are amortized over their estimated useful lives, generally on a straight-line basis between ten to twenty years as the pattern of use is ratable. All of the Business’s intangible assets subject to amortization and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indications of impairment are present, management would test for recoverability by comparing the carrying amount of the asset group to the net undiscounted cash flows expected to be generated from the asset group. If those net undiscounted cash flows do not exceed the carrying amount, management would perform the next step, which is to determine the fair value of the asset and record an impairment, if any. Management re-evaluates the useful life determinations for these intangible assets each year to determine whether events and circumstances warrant a revision to their remaining useful lives.
These inputs are a Level 3 measure in the fair value hierarchy. No impairments of such assets were identified during any of the periods presented. Refer to “Note 10. Other Intangible Assets” for further discussion of the Business’s intangible assets.
Income Taxes
Income taxes as presented in the combined financial statements of the Business attribute current and deferred income taxes of the Parent to the Business’s stand-alone financial statements in a manner that is systematic, rational and consistent with the asset and liability method prescribed by Financial Accounting Standards Board (“FASB”) ASC 740, Income Taxes (“ASC 740”). Accordingly, the Business’s income tax provision was prepared following the separate return method. The separate return method applies ASC 740 to the stand-alone financial statements of each member of the combined group as if the group members were a separate

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taxpayer and a stand-alone enterprise. The calculation of the Business’s income taxes on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations. As a result, actual transactions included in the consolidated financial statements of the Parent may not be included in the separate combined financial statements of the Business. Similarly, the tax treatment of certain items reflected in the combined financial statements of the Business may not be reflected in the consolidated financial statements and tax returns of the Parent. Therefore, such items as net operating losses, credit carry-forwards and valuation allowances may exist in the stand-alone financial statements that may or may not exist in the Parent’s consolidated financial statements. As such, the income taxes of the Business as presented in the combined financial statements may not be indicative of the income taxes that the Business will generate in the future.
For the presented periods, certain operations of the Business have been included in a combined return with other Parent entities. Current obligations for taxes in certain jurisdictions, where the Business files a combined tax return with the Parent, are deemed settled with the Parent as a component of Net parent investment for purposes of the combined financial statements. The Business’s effective tax rate is based on pre-tax income, statutory tax rates, tax laws and regulations and tax planning strategies available to the Business in the various jurisdictions in which the Business operates.
Deferred income taxes are provided for temporary differences in the basis between financial statements and income tax assets and liabilities. Deferred income taxes are recalculated annually at tax rates in effect for the years in which those tax assets and liabilities are expected to be realized or settled. The Business records valuation allowances to reduce its deferred tax assets to the amount that is more likely than not to be realized.
The Business uses a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return. The first step is recognition: management determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, management presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in one or more of the following: an increase in a liability for income taxes payable, a reduction of an income tax refund receivable, a reduction in a deferred tax asset or an increase in a deferred tax liability. Significant management judgment is required in evaluating the Business’s tax positions and in determining the Business’s effective tax rate. Refer to “Note 12. Income Taxes” for further discussion.
Net Parent Investment
Net parent investment in the Combined Balance Sheets represents the Parent’s historical investment in the Business, the accumulated net earnings after taxes and the net effect of the transactions with and allocations from Parent. See “Note 1. Organization and Basis of Presentation” above and “Note 5. Corporate Allocations and Related Party Transactions” for additional information.
Note 3. Recent Accounting Pronouncements
Recently Issued Accounting Pronouncements Adopted
In June 2022, the FASB issued ASU 2022-03: Fair Value Measurement (ASC 820): Fair Value Measurements of Equity Securities Subject to Contractual Sale Restrictions. This update clarifies the guidance in ASC 820 when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security. This update also introduces new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value. This update is effective for fiscal years beginning after December 15, 2024 and interim periods within those fiscal years. The Business adopted

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
the accounting standard update in the first quarter of 2025, and the adoption did not have a material impact on the financial statements.
Recently Issued Accounting Pronouncements
In September 2025, the FASB issued ASU 2025-06, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software to modernize the accounting guidance for the costs to develop software for internal use. The standard applies to costs incurred to develop or obtain software for internal use. The update amends the existing standard that refers to various stages of a software development project to align better with current software development methods. Under the new standard, entities will commence capitalizing costs when (i) management has authorized and committed to funding the software project and (ii) it is probable that the project will be completed and the software will be used to perform the function intended. The new standard also supersedes the guidance related to costs incurred to develop a website. ASU 2025-06 guidance is effective for annual periods beginning after December 15, 2027. The guidance can be applied on a prospective basis, a modified basis for in-process projects, or on a retrospective basis. The Business does not expect the adoption to have a material impact on its financial statements and does not expect to early adopt.
In November 2024, FASB issued Accounting Standards Update No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"), which requires additional disaggregated disclosures in the notes to financial statements for certain categories of expenses that are included in the expense captions on the face of the statements of income, on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The amendments may be applied using either a prospective or retrospective approach. The Business is currently evaluating the impact that the updated standard will have on its financial statement disclosures.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) Improvements to Tax Disclosures. The update provides qualitative and quantitative updates to the rate reconciliation and incomes taxes paid disclosures, among others, in order to enhance the transparency of income tax disclosures, including consistent categories and greater disaggregation of information in the rate reconciliation and disaggregation by jurisdiction of income taxes paid. While the updates related to the rate reconciliation are required for public business entities only, the updates related to all other disclosures are required for all entities. The Business adopted the new standard using a retrospective approach which did not have a material impact on its financial statements.
Note 4. Revenue Recognition
The Business’s products and solutions are categorized within the following areas: Subscriptions, Search Advertising, Display Advertising, and Other Revenues. Revenues are recognized when control of the promised goods or services are transferred to the Business’s customers, and the amount reflects the consideration the Business expects to be entitled to in exchange for those goods or services. The Business’s contracts with customers do not include significant financing components.
Nature of Products and Services
Subscriptions
Subscription services include AOL subscriptions and third-party reseller products and services that are sold individually or on a bundled basis. The Business is considered to be the principal in the sale of its own subscriptions, and thus records revenue on a gross basis. In contrast, the Business is considered to be the agent in the sale of third-party reseller products and records revenue on a net basis. Billings for services are performed in advance of the services being delivered and revenue is recognized ratably over the subscription period. The Business records deferred revenues when cash payments are received or due in advance of its performance. As of December 31, 2025 and 2024, total deferred revenues were $15.6 million and $17.7

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
million, respectively. Of the deferred revenues at the beginning of the years, $17.7 million and $17.9 million were recognized as revenues for each of the years ended December 31, 2025 and 2024, respectively.
Search Advertising
Search advertising is derived by monetizing the Business’s end user search traffic through a contractual agreement with the Parent that generates revenues predominantly through click-based advertising. The Business is the principal in the sale of its end user traffic to the Parent, and therefore recognizes revenue on a gross basis for the amounts received from the Parent. Refer to “Note 5. Corporate Allocations and Related Party Transactions” for further discussion of related party revenues.
Display Advertising
The Business generates display advertising revenue from the display of graphical and performance-based advertisements on the Business’s products through a contractual agreement with the Parent. The Business is the principal in the sale of its digital inventory to the Parent, and therefore recognizes revenue on a gross basis for the amounts received from the Parent. Refer to “Note 5. Corporate Allocations and Related Party Transactions” for further discussion of related party revenues.
Other Revenues
Other revenues include revenue generated from a license of AOL data to an affiliate, lead/traffic generation arrangements with third parties, and sales generated from certain other revenue arrangements. Revenue is recognized as or when services are performed.
The following presents disaggregated revenue by category:
	Year ended December 31,
	2025	2024
	(dollars in thousands)
Subscriptions	$371,517	$375,483
Search Advertising	11,312	11,682
Display Advertising	240,087	212,980
Other Revenue	10,449	11,820
Total Revenues	$633,365	$611,965
The following presents revenue by geographic areas:
	Year Ended December 31,
	2025	2024
	(dollars in thousands)
United States	$620,393	$599,294
International	12,972	12,671
Revenues	$633,365	$611,965
Arrangements with Multiple Performance Obligations
The Business’s contracts with customers may include multiple performance obligations. For such arrangements, the Business allocates revenues to each performance obligation based on its relative standalone selling price. The Business generally determines the standalone selling prices using observable market prices such as auction based pricing or based on the prices charged to customers. Prices for subscription services are fixed and published via the respective landing pages, effectively forming the stand-alone selling price for each bundle or service. In arrangements where a standalone selling price is not observable, the Business estimates standalone selling price using either an adjusted market assessment or an expected costs plus margin approach.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Contract Costs
The Business expensed sales commission when incurred and when the amortization period (the period of expected benefit) was one year or less. The costs were recorded within Selling, general and administrative expense on the Combined Statements of Operations and Comprehensive Income.
The Business did not have any deferred contract costs as of December 31, 2025 and December 31, 2024.
The Business incurred $29.1 million and $32.2 million of customer care costs included within Selling, general and administrative expense for the years ended December 31, 2025 and 2024, respectively.
Note 5. Corporate Allocations and Related Party Transactions
The Business generates display advertising revenue from the display of graphical and performance-based advertisements through a contractual agreement with the Parent. Also, the Business generates search advertising revenue derived by monetizing the Business’s end user search traffic through a contractual agreement with the Parent that generates revenues predominately through click-based advertising. Affiliate revenue is recognized based on the fee, or revenue share, the Business receives from the Parent for each type of placement of advertisements on the Business’s membership products. The Business is the principal in the sale of its digital inventory to the Parent, and therefore recognizes revenue on a gross basis for the amounts received from the Parent. Refer to “Note 4. Revenue Recognition” for further discussion.
Costs were recorded in the Business’s Combined Statements of Operations and Comprehensive Income for the Business’s allocated share of the Parent’s corporate functions.
The following table summarizes the affiliate revenues and costs related to services provided to the Parent, as well as costs allocated to the Business from the Parent.
Affiliate revenues/costs and allocation of corporate functions are as follows:
	Year ended December 31,
	2025	2024
	(dollars in thousands)
Affiliate revenues	$14,812	$15,349
Cost of revenues	$9,139	$15,597
Selling, general and administrative expense	108,334	119,970
Interest expense	2,240	2,372
Total affiliate costs	$119,713	$137,939
The following items include certain related party transactions and allocations with / from the Parent and identified above as well as related party transactions within the Combined Balance Sheets.
•
The Parent grants equity-based compensation to its group employees, including those of the Business as part of the equity-linked incentive program.

•
Amounts due to / due from affiliates are recorded in Affiliates under Accounts receivable and Accounts payable and are settled in cash.

•
The Business is a part of College Parent, L.P.’s consolidated tax return filed with the IRS. For carve-out purposes, the Business’s income tax provision has been calculated as if the Business were a separate entity filing its own return with the IRS. Refer to “Note 12. Income Taxes” for further discussion.

•
All adjustments relating to certain transactions among the Business and the Parent’s entities, which includes an allocation of certain services provided between the businesses of the Parent, are classified as the Net parent investment.

Net transfers to Parent consists of general financing activities related to net transfers to and from the Parent related to contributions and distributions of assets or liabilities between the Business and the Parent including non-cash imputed tax activity. Net transfers to and from the Parent are included within Net parent investment on the Combined Statements of Changes in Equity (Deficit).

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
The components of the net transfers to and from the Business and Parent are as follows:
	Year ended December 31,
	2025	2024
	(dollars in thousands)
Net Transfers to Parent per Combined Statements of Changes in Equity (Deficit)	$(149,758)	$(109,826)
Equity classified awards	(19)	(25)
Net Transfers to Parent per Combined Statements of Cash Flows	$(149,777)	$(109,851)
Note 6. Accounts Receivable
Accounts receivable are typically unsecured, derived from revenue earned from customers and are recorded at amortized cost less an allowance for credit losses that are not expected to be recovered. The net amount of accounts receivable and corresponding allowance for credit losses are presented together in the Combined Balance Sheets as Accounts receivable, trade and other and represent an unconditional right to consideration. Expected credit losses are recorded as Selling, general and administrative expenses in the Combined Statements of Operations and Comprehensive Income. The timing of revenue recognition may differ from the time of billing to customers.
The Business monitors delinquency and write-off experience based on the quality of its agreements. Delinquent account balances are written off after management has determined the likelihood of collection is not probable. Write-offs of accounts receivable are deducted from the allowance for credit losses in the period in which the account is deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.
The Business depends on its subscription base for a substantial portion of their revenues in any period but does not have any customers that accounted for 10 percent or more of the revenue during the periods presented. The Business also does not require collateral as a means to mitigate customer credit risk.
Activity in the allowance for credit losses of receivables were as follows:
(dollars in thousands)
Balance at December 31, 2023	$1,139
Current period provision for expected credit losses	2,967
Write-offs charged against the allowance	(3,048)
Recoveries collected	118
Balance at December 31, 2024	1,176
Current period provision for expected credit losses	3,140
Write-offs charged against the allowance	(3,216)
Recoveries collected	154
Balance at December 31, 2025	$1,254
Note 7. Accounts Payable and Accrued Liabilities
The following table summarizes Accounts payable and accrued liabilities by category:
	As of December 31,
	2025	2024
	(dollars in thousands)
Accounts payable	$1,235	$6,899
Accrued employee obligations	11,076	8,932
Accrued contract services	5,639	9,566

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
	As of December 31,
	2025	2024
	(dollars in thousands)
Accrued interest	11,385	14,101
Other accrued liabilities	4,526	5,401
Trade and other	33,861	44,899
Affiliates*	3,037	28,957
Total Accounts payable and accrued liabilities	$36,898	$73,856

*
Refer to “Note 5. Corporate Allocations and Related Party Transactions” for further discussion of related party transactions.

Note 8. Goodwill
Changes to the Business’s Goodwill during the years ended December 31, 2025 and 2024 resulted from foreign currency translations.
The following is a summary of the Business’s Goodwill during the years ended December 31, 2025 and 2024:
Changes in the Business’s Goodwill were comprised of the following:
(dollars in thousands)
Goodwill balance as of December 31, 2023	$149,647
Foreign exchange translation and others	792
Goodwill balance as of December 31, 2024	$150,439
Foreign exchange translation	94
Goodwill balance as of December 31, 2025	$150,533
The Business performed its annual impairment test on the first day of the fourth quarter utilizing a quantitative assessment to determine if the fair value of the Business was less than its carrying value, and concluded that no impairment existed.
As of December 31, 2025, the Business had no accumulated goodwill impairment losses and the Business’s single reporting unit had a negative carrying value.
Note 9. Debt and Credit Facilities
The following is a summary of the Business’s outstanding debt as of December 31, 2025 and 2024:
Long-term debt outstanding:
	As of December 31,
	2025	2024
	(dollars in thousands)
AOL Term Loan A	$775,000	$900,000
Less: current maturities of long-term debt	(150,000)	(125,000)
Less: unamortized debt issuance costs and discount	(18,892)	(27,658)
Total long-term debt, net of current maturities, issuance costs, and discount	$606,108	$747,342
Unamortized debt issuance costs and discounts incurred in connection with the issuance of debt have been netted against the aggregate principal amounts of the related debt in the table above and are being amortized to interest expense over the term of the respective debt.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
AOL Term Loan A
On October 2, 2023, the Business entered into a new first lien credit agreement in an aggregate principal amount of (i) $1.0 billion (the “AOL Debt Agreement”), net of $39.1 million of debt issuance costs and original issue discount, and (ii) a revolving credit facility in an aggregate principal amount of $100.0 million, with $2.0 million of undrawn revolver fees that will be amortized straight-line over the five year life of the facility (the “AOL Revolving Credit Facility”, and together with the AOL Term Loan A, the “AOL Debt Agreement”). The AOL Revolving Credit Facility remains undrawn as of December 31, 2025.
The interest rate in effect for the AOL Term Loan A is equal to SOFR, subject to a 0.50% floor, plus 4.50%, Commencing March 31, 2024, the AOL Term Loan A is repaid at $25.0 million per quarter, with subsequent increases to $31.3 million per quarter in 2025, $37.5 million per quarter in 2026, and the final balance payable at maturity. The AOL Term Loan A and AOL Revolving Credit Facility both mature on October 2, 2028. The interest rate in effect for the AOL Revolving Credit Facility is equal to SOFR + 4.50%, subject to a 0.00% floor. The facility requires the Business to pay an annual commitment fee of 0.50%, subject to a pricing grid dependent upon an operational leverage ratio, based on the average daily unused commitments. The Business and certain of the Business's subsidiaries guarantee and pledge certain assets as collateral to secure borrowings under the AOL Debt Agreement.
Debt Covenant Compliance
As of December 31, 2025, the Business was not aware of any continuing instances of non-compliance with the financial covenants contained in the documents governing the Business’s debt obligations. Contractual repayment obligations of long-term debt outstanding as of December 31, 2025 are as follows:
Maturities of long-term outstanding debt as of December 31, 2025:
(dollars in thousands)
2026	$150,000
2027	150,000
2028	475,000
Total	$775,000
Note 10. Other Intangible Assets, Net
The following table displays the details of Other intangible assets, net
		As of December 31,
		2025			2024
	Weighted average remaining useful life (in years)	Gross Amount	Accumulated Amortization	Net Carrying Value	Gross Amount	Accumulated Amortization	Net Carrying Value
	(dollars in thousands)
Partner relationships and User base	8	$582,335	$(209,995)	$372,340	$582,335	$(161,375)	$420,960
Trade names and Domain	8	29,182	(12,475)	16,707	29,182	(9,596)	19,586
Total of Other intangible assets, net	8	$611,517	$(222,470)	$389,047	$611,517	$(170,971)	$440,546
The Business recognized amortization expense for intangible assets of $51.5 million and $51.0 million for years ended December 31, 2025 and 2024, respectively. Based on the current amount of intangibles subject to

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
amortization, the estimated amortization expense for each of the five succeeding years and thereafter is as follows: 2026: $51.5 million; 2027: $51.5 million; 2028: $51.5 million; 2029: $51.5 million; 2030: $51.5 million and thereafter: $131.5 million.
Note 11. Property, Plant and Equipment
Property, plant and equipment are stated at cost and are depreciated over their estimated useful lives, generally on a straight-line basis.
The following table displays the details of Property, plant and equipment, net:
		As of December 31,
		2025	2024
	Useful life (in years)	Original Cost	Original Cost
		(dollars in thousands)
Capitalized software and labor	1 - 3	$55,108	$44,701
Other(1)	5 - 7	1,147	1,818
Property, plant and equipment, gross		56,255	46,519
Less: accumulated depreciation		(41,177)	(31,041)
Total Property, Plant and Equipment, net		$15,078	$15,478

(1)
Other is comprised of computers, equipment and construction in process.

Total depreciation expense was $10.1 million and $10.7 million for the years ended December 31, 2025 and 2024, respectively.
As of December 31, 2025 and 2024, all of the Business’s property, plant and equipment are located domestically within the United States.
Note 12. Income Taxes
The tax provision has been prepared on a separate return basis as if the Business is a separate group of companies under common ownership, and the operations have been combined as if the Business was filing on a combined basis for U.S., state and Non-U.S. income tax purposes, where allowable by law.
Components of Income Before Provision for Income Taxes are as follows:
	Year ended December 31,
	2025	2024
	(dollars in thousands)
Domestic	$261,322	$197,439
Foreign	(9,759)	(1,593)
Total	$251,563	$195,846

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Components of Provision for income taxes are as follows:
	Year ended December 31,
	2025	2024
	(dollars in thousands)
Current:
Federal	$(50,824)	$(48,238)
State and local	(16,550)	(12,455)
Total Current	(67,374)	(60,693)
Deferred:
Federal	(592)	14,423
Foreign	(192)	192
State and local	(248)	15,419
Total Deferred	(1,032)	30,034
Total Provision for Income Taxes	$(68,406)	$(30,659)
The following table reconciles the differences between the statutory federal income tax rate to the Business’s effective tax rate on profit before income taxes.
Effective Tax Reconciliation of the Business
	Year ended December 31,
	2025		2024
	(dollars in thousands)
	Amount	Percent	Amount	Percent
Profit before income taxes	$251,563		$195,846
Statutory federal income tax rate	(52,828)	(21.0)%	(41,128)	(21.0)%
State income taxes, net of federal tax benefits	(13,582)	(5.4)%	5,126	2.6%
Effect of non-U.S. operations	(815)	(0.3)%	(34)	0.0%
Deferred tax true-up	—	0.0%	(264)	(0.1)%
Change in valuation allowance	(1,426)	(0.6)%	(108)	(0.1)%
Return to provision adjustments	862	0.3%	—	0.0%
Other nondeductible expenses and other items	(617)	(0.2)%	5,749	2.9%
Provision for income taxes	$(68,406)	27.2%	$(30,659)	15.7%
The effective income tax rate is calculated by dividing the Provision for income taxes by Profit before income taxes. The effective income tax rate for the year ended December 31, 2025 differs from the statutory tax rate due to state and local taxes and change in valuation allowance.
The effective income tax rate for the year ended December 31, 2024 differs from the statutory tax rate due to the Business’s jurisdictional mix of earnings and the associated state and local taxes, and changes to valuation allowances in each of the respective periods.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases, as well as from net operating loss and tax credit carryforwards, and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years.
Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of deferred tax assets and liabilities are as follows:
Deferred Tax Assets (Liabilities) of the Business
	As of December 31,
	2025	2024
	(dollars in thousands)
Deferred income tax assets:
Employee benefits	$2,842	$2,185
Tax loss and credit carryforwards	6,317	5,089
R&E Expenditures	2,189	10,937
Deferred Interest Expense	—	3,577
Property, plant & equipment	3,027	2,578
Total deferred income tax assets	14,375	24,366
Valuation allowance	(6,340)	(4,914)
Net deferred income tax asset	8,035	19,452
Deferred income tax liabilities:
Intangibles	(92,832)	(103,217)
Total deferred income tax liabilities	(92,832)	(103,217)
Total net deferred income taxes	$(84,797)	$(83,765)
As of December 31, 2025, the Business had undistributed earnings of its foreign subsidiaries outside the U.S. that are not indefinitely reinvested. However, as of December 31, 2025, no deferred taxes were needed to be established.
As of December 31, 2025 and 2024, the Business had net after-tax loss and credit carryforwards for income tax purposes of approximately $49.6 million and $39.9 million, respectively. Of these $49.6 million of net operating losses, $0.8 million will expire between 2042 and 2046 and $48.8 million will be carried forward indefinitely as of December 31, 2025.
The Business regularly evaluates the recoverability of its deferred tax assets and establishes a valuation allowance, if necessary, to reduce the deferred tax assets to an amount that is more likely than not to be realized (a likelihood of more than 50 percent). Significant judgment is required to determine whether a valuation allowance is necessary and the amount of such valuation allowance. In assessing the recoverability of deferred tax assets at December 31, 2025, the Business considered all available evidence, including the nature of financial statement losses and reversing taxable temporary differences. The total valuation allowance as of December 31, 2025 and 2024 was approximately $6.3 million and $4.9 million, respectively. The valuation allowance relates primarily to certain net operating loss carryforwards and deductible temporary differences for which we have concluded it is more likely than not that these items will not be realized in the ordinary course of operations.
Unrecognized Tax Benefits
The Business and/or its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state, local, and foreign jurisdictions. In certain jurisdictions, the Business’s operations are included in combined tax returns with the Parent or for periods prior to the transaction, included in the tax filings of a previous owner. The IRS is currently examining U.S. income tax returns for the tax year 2017 which

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
included the Business’s operations. Jurisdictional statutes are open for tax years as early as 2017. There are no unrecognized tax benefits, interest or penalties recorded as of December 31, 2025 and 2024. The Business would otherwise record interest and penalties on unrecognized tax benefits within the provision for income taxes.
On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted in the U.S. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provisions of the Tax Cuts and Jobs Act, modifications to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The OBBBA had a significant impact on the combined financial statements due to the anticipated expensing of previously capitalized domestic research and experimentation expenditures and favorable modifications to the limitations on interest expense deductions.
The Organization for Economic Co-operation and Development issued Pillar Two model rules for a global minimum tax of 15% effective January 1, 2024. While it is uncertain whether the United States will enact legislation to adopt Pillar Two, certain countries in which the Business operates have adopted legislation, and other countries are in the process of introducing legislation to implement Pillar Two. Pillar Two had no impact on the 2025 effective income tax rate, and the Business does not currently expect Pillar Two to significantly impact the effective income tax rate going forward.
Note 13. Subsequent Events
In accordance with the provisions of ASC 855, Subsequent Events, the Business evaluated all material events subsequent to the balance sheet date through April 3, 2026, the date of issuance, for events requiring disclosure or recognition in the Business’s combined financial statements.
On January 2, 2026, the Business was sold to Bending Spoons and repaid the AOL Term Loan A in full.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Item 8. Consolidated Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Vimeo, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Vimeo, Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive operations, shareholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor from 2020 to 2025.
New York, New York
February 19, 2025

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Consolidated Balance Sheet
	December 31,
	2024	2023
	(In thousands, except par value amounts)
ASSETS
Cash and cash equivalents	$325,276	$301,372
Accounts receivable, net	24,648	26,605
Prepaid expenses and other current assets	24,732	23,491
Total current assets	374,656	351,468
Leasehold improvements and equipment, net	456	607
Goodwill	245,406	245,406
Intangible assets with definite lives, net	1,239	2,629
Other non-current assets	21,064	22,810
TOTAL ASSETS	$642,821	$622,920
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Accounts payable, trade	$4,473	$4,696
Deferred revenue	161,923	168,610
Accrued expenses and other current liabilities	56,027	53,573
Total current liabilities	222,423	226,879
Other long-term liabilities	11,601	13,809
Commitments and contingencies
SHAREHOLDERS’ EQUITY:
Common stock, $0.01 par value; 1,600,000 shares authorized; 161,993 and 158,511 shares issued and 156,047 and 158,511 shares outstanding, respectively	1,620	1,585
Class B common stock, $0.01 par value; 400,000 shares authorized; 9,399 shares issued and outstanding, respectively	94	94
Preferred stock $0.01 par value; 100,000 shares authorized, no shares issued and outstanding	—	—
Additional paid-in capital	801,367	774,587
Accumulated deficit	(366,323)	(393,335)
Accumulated other comprehensive loss	(1,180)	(699)
Treasury stock, at cost, 5,946 and 0 shares, respectively	(26,781)	—
Total shareholders’ equity	408,797	382,232
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$642,821	$622,920
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

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VIMEO, INC. AND SUBSIDIARIES
Consolidated Statement of Operations
	Years ended December 31,
	2024	2023
	(In thousands, except per share data)
Revenue	$417,006	$417,214
Cost of revenue (exclusive of depreciation shown separately below)	90,731	91,576
Gross profit	326,275	325,638
Operating expenses:
Research and development expense	109,373	107,074
Sales and marketing expense	119,869	151,487
General and administrative expense	76,604	49,194
Depreciation	356	1,997
Amortization of intangibles	1,390	2,839
Total operating expenses	307,592	312,591
Operating income (loss)	18,683	13,047
Interest expense	—	(998)
Other income, net	15,033	12,862
Earnings (loss) before income taxes	33,716	24,911
Income tax provision	(6,704)	(2,879)
Net earnings (loss)	$27,012	$22,032
Per share information:
Basic earnings (loss) per share	$0.16	$0.13
Diluted earnings (loss) per share	$0.16	$0.13
Stock-based compensation expense by function:
Cost of revenue	$757	$996
Research and development expense	13,700	15,753
Sales and marketing expense	5,984	9,661
General and administrative expense	12,264	(14,368)
Total stock-based compensation expense	$32,705	$12,042
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Consolidated Statement of Comprehensive Operations
	Years ended December 31,
	2024	2023
	(In thousands)
Net earnings (loss)	$27,012	$22,032
Other comprehensive (loss) income:
Change in foreign currency translation adjustments	(481)	132
Total other comprehensive (loss) income	(481)	132
Comprehensive income (loss)	$26,531	$22,164
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Consolidated Statement of Shareholders’ Equity
Years Ended December 31, 2024 and 2023
	Common stock, $0.01 par value		Class B common stock, $0.01 par value		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	$	Shares	$	Shares	$	Shares
	(In thousands)
Balance as of December 31, 2022	$1,572	157,187	$94	9,399	$—	—	$768,390	$(415,367)	$(831)	$353,858
Net earnings	—	—	—	—	—	—	—	22,032	—	22,032
Other comprehensive income	—	—	—	—	—	—	—	—	132	132
Stock-based compensation expense	—	—	—	—	—	—	12,042	—	—	12,042
Amounts related to settlement of equity awards	29	2,948	—	—	—	—	(5,861)	—	—	(5,832)
Restricted Stock Award	(16)	(1,624)	—	—	—	—	16	—	—	—
Balance at December 31, 2023	$1,585	158,511	$94	9,399	$—	—	$774,587	$(393,335)	$(699)	$382,232
Net earnings	—	—	—	—	—	—	—	27,012	—	27,012
Other comprehensive loss	—	—	—	—	—	—	—	—	(481)	(481)
Stock-based compensation expense	—	—	—	—	—	—	32,705	—	—	32,705
Amounts related to settlement of equity awards	35	3,482	—	—	—	—	(5,925)	—	—	(5,890)
Purchase of treasury stock	—	—	—	—	(26,781)	5,946	—	—	—	(26,781)
Balance at December 31, 2024	$1,620	161,993	$94	9,399	$(26,781)	5,946	$801,367	$(366,323)	$(1,180)	$408,797
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Consolidated Statement of Cash Flows
	Years ended December 31,
	2024	2023
	(In thousands)
Cash flows from operating activities:
Net earnings (loss)	$27,012	$22,032
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Stock-based compensation expense	32,705	12,042
Amortization of intangibles	1,390	2,839
Depreciation	356	1,997
Provision for credit losses	993	777
Loss on the sale of an asset	—	37
Non-cash lease expense	4,352	4,449
Other adjustments, net	54	1,333
Changes in assets and liabilities, net of effects of acquisitions and dispositions:
Accounts receivable	(1,090)	1,075
Prepaid expenses and other assets	(542)	(5,180)
Accounts payable and other liabilities	(3,031)	(7,744)
Deferred revenue	(5,338)	4,128
Net cash provided by (used in) operating activities	56,861	37,785
Cash flows from investing activities:
Acquisitions, net of cash acquired	—	—
Capital expenditures	(222)	(108)
Proceeds from the sale of an asset	—	639
Net cash (used in) provided by investing activities	(222)	531
Cash flows from financing activities:
Amounts related to settlement of equity awards	(6,878)	(6,414)
Proceeds from exercise of stock options	1,106	759
Purchases of treasury stock	(26,405)	—
Contingent consideration payment	—	(5,774)
Other, net	—	(266)
Net cash used in financing activities	(32,177)	(11,695)
Total cash provided (used)	24,462	26,621
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(405)	(19)
Net increase (decrease) in cash and cash equivalents and restricted cash	24,057	26,602
Cash and cash equivalents and restricted cash at beginning of period	301,436	274,834
Cash and cash equivalents and restricted cash at end of period	$325,493	$301,436
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION
Description of Business
Vimeo is the world’s most innovative video experience platform, providing a full breadth of video tools through a software-as-a-service (“SaaS”) model. Our core focus is transforming how people create and share videos by providing cutting-edge products and a platform that bridges technology with creative innovation. We provide a turnkey cloud-based solution that eliminates barriers to using video and solves essential video needs, including video hosting and management, intuitive video creation and editing, insightful analytics, artificial intelligence language translations, and enterprise tools.
Unless otherwise stated in this Annual Report on Form 10-K, references to “Vimeo,” the “Company,” “we,” “our” or “us” refers to Vimeo, Inc. and its consolidated subsidiaries.
Basis of Presentation and Consolidation
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and with the rules and regulations of the Securities and Exchange Commission (“SEC”). The accompanying consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of entities in which Vimeo has a controlling interest (“subsidiaries”), and in the opinion of management, include all adjustments considered necessary for a fair presentation.
All intercompany balances and transactions between and among Vimeo and its subsidiaries have been eliminated.
Accounting Estimates
Management of Vimeo is required to make certain estimates, judgments and assumptions during the preparation of its consolidated financial statements in accordance with GAAP that affect the amounts reported in the accompanying consolidated financial statements and footnotes thereto. Actual results could differ from these estimates.
Significant estimates and judgments inherent in the preparation of the accompanying consolidated financial statements include those related to: the recoverability of goodwill; contingencies; unrecognized tax benefits; and the valuation allowance for deferred income tax assets, among others. Vimeo bases its estimates, judgments and assumptions on historical experience, its forecasts and budgets and other factors that Vimeo considers relevant.
NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Revenue Recognition
Vimeo’s revenue is derived primarily from fixed SaaS subscription fees paid by customers. Subscription periods generally range from one month to three years with the most common being an annual subscription and are generally non-cancellable. Vimeo’s disaggregated revenue disclosures are presented in “Note 3—Revenue.”
Vimeo accounts for a contract with a customer when it has approval and commitment from all parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectibility of consideration is probable. The transaction price, which generally reflects the fixed SaaS subscription fees listed in the terms of the contract, is the amount of consideration Vimeo expects to be entitled to in exchange for access to the Vimeo platform. The transaction price is recognized as revenue on a straight-line basis over the contractual term of the arrangement beginning on the date access is provided to the Vimeo platform, which is considered to be a series of distinct services that comprise a single

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
performance obligation and have the same pattern of transfer over the contractual term. Estimates of variable consideration have not been significant.
All taxes assessed by governmental authorities that are both (i) imposed on and concurrent with a specific revenue-producing transaction and (ii) collected from customers are excluded from the measurement of the transaction price, and accordingly, not included as a component of revenue or cost of revenue. For contracts that have an original duration of one year or less, Vimeo does not consider the time value of money applicable to such contracts.
Deferred Revenue
Deferred revenue consists of payments that are received or are contractually due in advance of Vimeo’s performance. Vimeo’s deferred revenue is reported on a contract-by-contract basis at the end of each reporting period. Vimeo classifies deferred revenue as current when the term of the applicable subscription period or expected completion of its performance obligation is one year or less.
Costs to Obtain a Contract with a Customer
Vimeo has determined that commissions paid to employees pursuant to certain sales incentive programs meet the requirements to be capitalized as a cost of obtaining a contract with a customer and are amortized over the estimated customer relationship period. Vimeo calculates the estimated customer relationship period as the average customer life, which is based on historical data. When customer renewals are expected and the renewal commission is not commensurate with the initial commission, the average customer life includes renewal periods. Vimeo has elected the practical expedient to expense costs to obtain a contract with a customer as incurred when the amortization period would be one year or less.
Cost of Revenue
Cost of revenue consists primarily of hosting fees, credit card processing fees, compensation expense and other employee-related costs and stock-based compensation expense for personnel engaged in customer care functions, traffic acquisition costs, which includes in-app purchase fees, and outsourced customer care personnel costs.
Research and Development Expense
Research and development expense consists primarily of compensation expense and other employee-related costs and stock-based compensation expense that are not capitalized for personnel engaged in the design, development, testing and enhancement of product offerings and related technology, software license and maintenance costs, rent expense and facilities costs.
Sales and Marketing Expense
Sales and marketing expense consists primarily of compensation expense and other employee-related costs and stock-based compensation expense for Vimeo’s sales force and marketing personnel, advertising expenditures, which include online marketing, including fees paid to search engines, social media sites, e-mail campaigns, display advertising, video advertising and affiliate marketing, and offline marketing, which includes conferences and events, software license and maintenance costs, rent expense and facilities costs.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
General and Administrative Expense
General and administrative expense consists primarily of compensation expense and other employee-related costs and stock-based compensation expense for personnel engaged in executive management, finance, legal, tax, information technology and human resources, provision for credit losses, fees for professional services, rent expense, facilities costs, software license and maintenance costs, and business insurance.
Cash and Cash Equivalents
Cash and cash equivalents include cash and short-term investments, with maturities of three months or less from the date of purchase. Vimeo monitors concentrations of credit risk with respect to cash and cash equivalents by placing such balances with higher quality financial institutions or investing such amounts in liquid, short-term, highly-rated investments or investment funds holding similar instruments. At December 31, 2024, the significant majority of our cash and cash equivalents is held domestically, and primarily consists of money market funds invested with banks with a credit rating of Aaa. Additionally, at December 31, 2024, Vimeo did not have more than $100 million invested in any single bank or money market mutual fund.
Allowance for Credit Losses
Vimeo maintains an allowance for credit losses to provide for the estimated amount of accounts receivable that will not be collected. We assess the collectability of the accounts by taking into consideration the aging of our trade receivables, historical experience, reasonable and supportable forecasts of future economic conditions, and management judement. The time between the invoice and payment due dates is not significant as customer payments that are not collected in advance of the transfer of promised services or goods are generally due no later than 30 days from invoice date.
The changes in the allowance for credit losses are as follows:
	Years Ended December 31,
	2024	2023
	(In thousands)
Balance at beginning of period	$2,728	$5,183
Provision for credit losses	993	777
Write-offs charged against the allowance	(2,192)	(4,366)
Recoveries collected	876	1,129
Currency translation adjustment	(1)	5
Balance at end of period	$2,404	$2,728

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Leasehold Improvements and Equipment
Leasehold improvements and equipment are recorded at cost. Depreciation of leasehold improvements and equipment is computed using the straight-line method over the estimated useful lives of the assets, or, in the case of leasehold improvements, the lease term, if shorter. Repairs and maintenance costs are expensed as incurred. Leasehold improvements and equipment, net is as follows:
	December 31,		Estimated Useful Lives
	2024	2023
	(In thousands)
Leasehold improvements	$634	$761	Shorter of lease term or 10 Years
Computer and other equipment	386	550	2 to 10 Years
Total leasehold improvements and equipment	1,020	1,311
Accumulated depreciation and amortization	(564)	(704)
Leasehold improvements and equipment, net	$456	$607
Tangible long-lived assets at December 31, 2024 and December 31, 2023 relate to “Leasehold improvements and equipment, net.”
	December 31,
	2024	2023
	(In thousands)
Leasehold improvements and equipment, net:
United States	$346	$492
All other countries	110	115
Total	$456	$607
Leases
Vimeo leases office space used in connection with its operations under various operating leases. Right-of-use assets (“ROU assets”) represent Vimeo’s right to use the underlying assets for the lease term and lease liabilities represent the present value of Vimeo’s obligation to make payments arising from these leases. ROU assets and related lease liabilities are based on the present value of fixed lease payments over the lease term, determined using the Company’s incremental borrowing rate on the lease commencement date. Vimeo combines the lease and non-lease components of lease payments in determining ROU assets and related lease liabilities. If the lease includes one or more options to extend the term of the lease, the renewal option is considered in the lease term if it is reasonably certain Vimeo will exercise the option(s). Lease expense is recognized on a straight-line basis over the term of the lease. Vimeo has elected not to record leases with an initial term of twelve months or less on the accompanying consolidated balance sheet.
Variable lease payments consist primarily of common area maintenance, utilities and taxes, which are not included in the recognition of ROU assets and related lease liabilities. Vimeo’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.
The Company’s ROU assets and lease liabilities primarily relate to the West 34th Street sublease (as described in “Note 14—Related Party Transactions”), which includes an escalation clause.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Business Combinations
The allocation of the purchase price to the assets acquired and liabilities assumed is based upon their fair values on the acquisition date, including identifiable intangible assets that either arise from a contractual or legal right or are separable from goodwill. Vimeo generally uses the assistance of outside valuation experts to assist in the allocation of purchase price to the identifiable intangible assets acquired. While outside valuation experts may be used, management has ultimate responsibility for the valuation methods, models and inputs used and the resulting purchase price allocation. The excess purchase price over the value of net tangible and identifiable intangible assets acquired is recorded as goodwill.
Goodwill
Vimeo assesses goodwill for impairment annually as of October 1 or more frequently if an event occurs or circumstances change that would indicate that a reporting unit’s fair value is more likely than not below its carrying value. Goodwill is tested for impairment at the reporting unit level which is either an “operating segment,” or one level below, which is referred to as a “component.” The level at which the impairment test is performed requires judgment as to whether there are multiple operating segments and/or components, and if so, whether their operations are similar such that they should be aggregated for purposes of the impairment test. For purposes of performing the 2024 impairment test, management has determined that there is a single operating segment and no components below that level, which results in a single reporting unit at the overall Vimeo level for purposes of testing goodwill for impairment.
If Vimeo elects to perform a qualitative assessment and concludes it is not more likely than not that its fair value is less than its carrying value, no further assessment of goodwill is necessary; otherwise, a quantitative assessment is performed and the fair value of Vimeo is determined. If the carrying value of Vimeo exceeds its fair value, an impairment equal to the excess is recorded. No impairments to goodwill were recorded for the years ended December 31, 2024 and 2023.
Long-Lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The carrying value of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is deemed not to be recoverable, an impairment loss is recorded equal to the amount by which the carrying value of the long-lived asset exceeds its fair value. Amortization of long-lived assets is based on the pattern in which the economic benefits of the asset are expected to be realized, which is generally on a straight-line basis.
Fair Value Measurements
Vimeo categorizes its financial instruments measured at fair value into a fair value hierarchy that prioritizes the inputs used in pricing the asset or liability. The three levels of the fair value hierarchy are:
•
Level 1: Observable inputs obtained from independent sources, such as quoted market prices for identical assets and liabilities in active markets.

•
Level 2: Other inputs, which are observable directly or indirectly, such as quoted market prices for similar assets or liabilities in active markets, quoted market prices for identical or similar assets or liabilities in markets that are not active and inputs that are derived principally from or corroborated by observable market data. The fair values of Vimeo’s Level 2 financial assets are primarily obtained from observable market prices for identical underlying securities that may not be actively traded. Certain of these securities may have different market prices from multiple market data sources, in which case an average market price is used.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
•
Level 3: Unobservable inputs for which there is little or no market data and for which Vimeo must develop its own assumptions, based on the best information available in the circumstances, about the inputs that market participants would use in pricing the assets or liabilities.

See “Note 6—Fair Value Measurements” for additional information.
Advertising Costs
Advertising costs are expensed as incurred (when the advertisement first runs for production costs that are initially capitalized) and primarily include online marketing, including fees paid to search engines, social media sites, e-mail campaigns, display advertising, video advertising and affiliate marketing, and offline marketing, which is primarily conferences and events. Advertising expense was $32.4 million and $60.4 million for the years ended December 31, 2024 and 2023, respectively.
Income Taxes
Vimeo accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided if it is determined that it is more likely than not that the deferred tax asset will not be realized. Vimeo records interest and penalties, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax provision.
Vimeo evaluates and accounts for uncertain tax positions determined more-likely-than-not to be sustainable upon examination based solely on its technical merits. Vimeo considers many factors when evaluating and estimating its tax positions and unrecognized tax benefits, which may require periodic adjustment and which may not accurately anticipate actual outcomes. Although management currently believes changes to unrecognized tax benefits from period to period and differences realized upon resolution will not be material, these matters are subject to inherent uncertainties and management’s view of these matters may change in the future.
Vimeo has made an accounting policy election to treat Global Intangible Low-Taxed Income taxes as a current period expense rather than including these amounts in the measurement of deferred taxes.
Earnings per Share
Vimeo common stock and Class B common stock are treated as one class of common stock for earnings per share (“EPS”) purposes as both classes of common stock participate in earnings, dividends and other distributions on the same basis. Basic EPS is calculated using the two-class method since the Vimeo Restricted Shares are participating securities due to their rights as described in “Note 8—Shareholders’ Equity”. Diluted EPS is calculated on the most dilutive basis under either the two-class method or treasury stock method, both of which exclude equity awards that are antidilutive.
Foreign Currency
The functional currency of foreign entities is generally the local currency. Functional currency denominated (i) assets and liabilities are translated at the rates of exchange as of the balance sheet date, and (ii) revenue and expenses of these operations are translated at average rates of exchange during the period. Translation gains and losses are included in accumulated other comprehensive income as a component of shareholders’ equity. Transaction gains and losses resulting from assets and liabilities denominated in a currency other than the functional currency are included in the consolidated statement of operations as a component of “Other income, net”.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Stock-Based Compensation
Vimeo measures and recognizes compensation expense for all stock-based awards based on the grant date fair value of the award. Stock-based compensation expense (net of estimated forfeitures) for all stock-based awards, including those with graded vesting, is recognized ratably over the requisite service period. Estimated forfeitures are based on an analysis of historical forfeitures and revised, if necessary, in subsequent periods if actual forfeitures differ from the estimated rate.
The grant-date fair value of a restricted stock unit (“RSU”) is determined based on the closing sale price of the Company’s common stock on the date of grant. The grant date fair value of a RSU with a market condition is determined by using a Monte Carlo simulation of Vimeo’s stock price over the performance period. The grant-date fair value of a stock option or stock appreciation right (“SAR”) is estimated using the Black-Scholes option-pricing model. See “Note 10—Stock-Based Compensation” for additional information.
Segment Information
The Company operates as a single operating segment and single reportable segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and assess performance. The Company’s CODM allocates resources and assesses performance based upon consolidated financial information. See “Note 18—Segment” for additional information.
Recent Accounting Pronouncements Adopted by the Company
Vimeo adopted Accounting Standard Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, effective November 27, 2023. This guidance amends Topic 280 to require disclosure of significant segment expenses and other segment items on an annual and interim basis and to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. The adoption of this guidance did not have a material impact on Vimeo’s consolidated financial statements. See “Note 18 — Segment” for additional information.
In December 2023, ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures was issued, and requires disclosure of disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. This guidance will impact the Company’s income tax disclosures beginning the year ended December 31, 2025 on a prospective basis.
Recent Accounting Pronouncements Not Yet Adopted by the Company
In November 2024, ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) was issued, which requires public business entities to disclose, on an annual and interim basis, disaggregated information about certain income statement expense line items. This guidance will become effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, on a prospective basis. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
NOTE 3—REVENUE
Disaggregated revenue is as follows:
	Years ended December 31,
	2024	2023
	(In thousands)
Revenue:
Self-Serve & Add-Ons	$271,691	$285,529
Vimeo Enterprise	83,191	56,499
Other	62,124	75,186
Total	$417,006	$417,214
Revenue by geography is based on where the subscriber is located. The United States was the only country from which revenue constituted greater than 10% of total revenue of the Company for the years ended December 31, 2024 and 2023.
	Years ended December 31,
	2024	2023
	(In thousands)
Revenue:
United States	$226,790	$223,055
All other countries	190,216	194,159
Total	$417,006	$417,214
Deferred Revenue
The current and non-current deferred revenue balances are included in the accompanying consolidated balance sheet as follows:
	December 31, 2024	December 31, 2023
	(In thousands)
Deferred revenue	$161,923	$168,610
Other long-term liabilities	512	1,216
During the year ended December 31, 2024, Vimeo recognized $165.8 million of revenue that was included in the deferred revenue balance as of December 31, 2023. During the year ended December 31, 2023, the Company recognized $166.0 million of revenue that was included in the deferred revenue balance as of December 31, 2022.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
NOTE 3—REVENUE (Continued)
Costs to Obtain a Contract with a Customer
The current and non-current balances of capitalized costs to obtain a contract with a customer are included in the accompanying consolidated balance sheet as follows:
	December 31, 2024	December 31, 2023
	(In thousands)
Prepaid expenses and other current assets	$5,451	$5,099
Other non-current assets	8,475	8,263
During the years ended December 31, 2024 and 2023, Vimeo recognized expense of $5.6 million and $6.2 million, respectively, related to the amortization of capitalized costs to obtain a contract with a customer.
NOTE 4—INCOME TAXES
U.S. and foreign earnings (losses) before income taxes are as follows:
	Years ended December 31,
	2024	2023
	(In thousands)
U.S.	$30,330	$15,189
Foreign	3,386	9,722
Earnings (loss) before income taxes	$33,716	$24,911
The components of the income tax provision (benefit) are as follows:
	December 31,
	2024	2023
	(In thousands)
Current income tax provision:
Federal	$2,944	$294
State	1,390	466
Foreign	2,088	1,402
Current income tax provision	6,422	2,162
Deferred income tax provision (benefit):
Federal	1	167
State	—	—
Foreign	281	550
Deferred income tax provision (benefit)	282	717
Income tax provision	$6,704	$2,879

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
NOTE 4—INCOME TAXES (Continued)
The tax effects of cumulative temporary differences that give rise to significant deferred tax assets and deferred tax liabilities are presented below. The valuation allowance relates to deferred tax assets for which it is more likely than not that the tax benefit will not be realized.
	December 31,
	2024	2023
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$11,429	$14,566
Tax credit carryforwards	6,875	13,509
Accrued bonus	4,431	3,745
Stock-based compensation	6,998	10,767
Capitalized research and development expenses	37,610	26,977
Other	3,720	4,569
Total deferred tax assets	71,063	74,133
Less: valuation allowance	(56,871)	(62,108)
Net deferred tax assets	14,192	12,025
Deferred tax liabilities:
Prepaid expenses	(5,784)	(5,468)
Intangible assets with definite lives	(6,081)	(3,308)
Right-of-use assets	(2,390)	(3,303)
Withholding taxes	(1,323)	(1,083)
Other	(68)	(56)
Total deferred tax liabilities	(15,646)	(13,218)
Net deferred tax liability(a)	$(1,454)	$(1,193)

(a)
Net deferred tax liability was included in “Other long-term liabilities” in the accompanying consolidated balance sheet.

The composition of Vimeo’s net operating losses carryforwards (“NOL”) as of December 31, 2024 is as follows:
	State(b)	Foreign	Total
	(In thousands)
Subject to expiration(a)	$28,576	$—	$28,576
Indefinite carryforward	4,733	43,544	48,277
Total NOLs	$33,309	$43,544	$76,853

(a)
State NOLs will expire at various times between 2031 through 2043.

(b)
Certain State NOLs of $0.5 million are subject to limitations under IRC Section 382, separate return limitations, and applicable law.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
NOTE 4—INCOME TAXES (Continued)
At December 31, 2024, Vimeo has tax credit carryforwards of $11.2 million. Of this amount, $9.2 million relates to credits for research activities and $2.0 million relates to credits for foreign taxes. These credit carryforwards will expire between 2027 and 2044.
During 2024, Vimeo’s valuation allowance decreased by $5.2 million, primarily due to net operating loss utilization, partially offset by deferred tax assets for research and development expenses. At December 31, 2024, Vimeo has a valuation allowance of $56.9 million related to deferred tax assets on temporary differences, tax credits, and tax loss carryforwards for which it is more likely than not that the tax benefit will not be realized.
A reconciliation of the income tax provision to the amounts computed by applying the statutory federal income tax rate to earnings (loss) before income taxes is shown as follows:
	Years ended December 31,
	2024	2023
	(In thousands)
Income tax benefit at the federal statutory rate of 21%	$7,080	$5,231
State income taxes, net of effect of federal tax benefit	1,368	(359)
Global intangible low-taxed income	2,353	2,864
Section 250 deductions	(4,088)	(1,350)
Return to provision	(108)	2,283
Valuation allowance	(5,267)	(4,543)
Stock-based compensation	6,835	(709)
Non-deductible executive compensation	839	377
Tax credits	(2,740)	(2,441)
Uncertain tax positions	459	461
Deferred tax adjustments	26	1,242
Other, net	(53)	(177)
Income tax provision	$6,704	$2,879
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:
	Years ended December 31,
	2024	2023
	(In thousands)
Balance at beginning of period excluding interest and penalties	$4,582	$2,523
Additions based on tax positions related to prior years	288	1,347
Settlements	—	—
Additions based on tax positions related to the current year	799	712
Balance at end of period excluding interest and penalties	$5,669	$4,582
Interest and penalties	375	66
Balance at end of period including interest and penalties	$6,044	$4,648
At December 31, 2024 and 2023, unrecognized tax benefits, including interest and penalties, were $6.0 million and $4.6 million, respectively. A portion of unrecognized tax benefits as of December 31, 2024 relates to tax positions included in IAC’s consolidated tax return filings. If unrecognized tax benefits at December 31,

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
NOTE 4—INCOME TAXES (Continued)
2024 are subsequently recognized, net of related deferred tax assets and interest, income tax provision would decrease by $1.0 million. Vimeo does not expect any settlements or changes to the existing unrecognized tax benefits by December 31, 2025.
Vimeo is routinely under audit by federal, state, local, and foreign authorities as a result of previously filed separate company and consolidated tax returns with IAC. These audits include questioning the timing, amount, and allocation of income and deductions among various tax jurisdictions. The Company is not currently under audit by the Internal Revenue Service. Various other jurisdictions are open to examination for tax years beginning with 2015.
NOTE 5—GOODWILL AND INTANGIBLE ASSETS WITH DEFINITE LIVES
Goodwill and intangible assets with definite lives, net are as follows:
	December 31,
	2024	2023
	(In thousands)
Goodwill	$245,406	$245,406
Intangible assets with definite lives, net of accumulated amortization	1,239	2,629
At December 31, 2024 and 2023, intangible assets with definite lives are as follows:
	December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Useful Life (Years)
	(In thousands)
Developed technology	$29,730	$(28,777)	$953	3.7
Customer relationships	17,530	(17,244)	286	3.9
Trade names	3,000	(3,000)	—	1.7
Total(a)	$50,260	$(49,021)	$1,239	3.6

(a)
The remaining carrying value is expected to be amortized during the year ended December 31, 2025.

	December 31, 2023
	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Useful Life (Years)
	(In thousands)
Developed technology	$29,730	$(27,720)	$2,010	3.7
Customer relationships	17,530	(16,911)	619	3.9
Trade names	3,000	(3,000)	—	1.7
Total	$50,260	$(47,631)	$2,629	3.6

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
NOTE 6—FAIR VALUE MEASUREMENTS
Vimeo’s financial instruments that are measured at fair value on a recurring basis are as follows:
	December 31, 2024
	Quoted Market Prices for Identical Assets in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurements
	(In thousands)
Assets:
Money market funds	$287,617	$—	$—	$287,617
Time deposits	—	11,828	—	11,828
Total	$287,617	$11,828	$—	$299,445
	December 31, 2023
	Quoted Market Prices for Identical Assets in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurements
	(In thousands)
Assets:
Money market funds	$274,212	$—	$—	$274,212
Time deposits	—	6,098	—	6,098
Total	$274,212	$6,098	$—	$280,310
Money market funds and time deposits are included in “Cash and cash equivalents” in the accompanying consolidated balance sheet.
Vimeo’s non-financial assets (which consist primarily of goodwill and ROU assets) are adjusted to fair value only if an impairment is recognized. Such fair value measurements are based predominantly on Level 3 inputs.
The changes in the Company’s financial instruments that were measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows and solely related to the Company’s contingent consideration arrangements, which were finalized and paid in 2023 (as described below):
Year ended December 31, 2023
(In thousands)
Balance at beginning of period	$7,845
Total net gains:
Included in operating income:	(396)
Settlements	(7,449)
Balance at end of period	$—
During the year ended December 31, 2023, the Company’s contingent consideration arrangements were finalized and resulted in payments of $7.4 million. In the accompanying consolidated statement of cash flows, $5.8 million was included in “Contingent consideration payment” within financing activities and $1.7 million

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
NOTE 6—FAIR VALUE MEASUREMENTS (Continued)
was included in “Accounts payable and other liabilities” within operating activities. As a result of finalizing these arrangements, a net $0.4 million gain was recorded within “General and administrative expense” in the accompanying consolidated statement of operations.
NOTE 7—REVOLVING CREDIT FACILITY
Effective June 30, 2023, Vimeo.com, Inc. terminated the $100 million revolving credit facility (the “Credit Facility”) set to expire February 12, 2026, under, and in accordance with the terms of, that certain credit agreement, dated as of February 12, 2021, among Vimeo.com, Inc., as borrower, the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent. In connection with such termination, a letter of credit issued under the Credit Facility was cash collateralized, all other outstanding obligations were paid off in full and all liens securing the Credit Facility were released.
NOTE 8—SHAREHOLDERS’ EQUITY
Description of Vimeo Common Stock and Vimeo Class B Common Stock
Except as described herein, shares of Vimeo common stock and Vimeo Class B common stock are identical.
In general, the holders of shares of Vimeo common stock vote together as a single class with the holders of shares of Vimeo Class B common stock on all matters, including the election of directors; provided, however, that the holders of shares of Vimeo common stock, acting as a single class, are entitled to elect twenty-five percent (25%) of the total number of Vimeo directors, rounded up to the next whole number in the event of a fraction. Each outstanding share of Vimeo common stock and Vimeo Class B common stock entitles the holder to one vote per share and ten votes per share, respectively.
The holders of shares of Vimeo common stock and the holders of shares of Vimeo Class B common stock are entitled to receive, share for share, such dividends as may be declared by Vimeo’s Board of Directors (the “Board”) out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution, distribution of assets or winding-up of Vimeo, the holders of shares of Vimeo common stock and the holders of shares of Vimeo Class B common stock are entitled to receive, share for share, all the assets available for distribution after payment of a proper amount to the holders of any series of Vimeo preferred stock, including any series that may be issued in the future.
Vimeo is authorized to issue 1,600,000,000 shares of Vimeo common stock and 400,000,000 shares of Vimeo Class B common stock.
Vimeo Restricted Shares
Vimeo Restricted Shares (held by Joseph Levin, Special Advisor to the Board and former Chairman and member of the Board) totaling 3,247,000 shares were reflected in the accompanying consolidated balance sheet within “Common Stock” at December 31, 2024 and 2023. Vesting of the Vimeo Restricted Shares is subject to Mr. Levin’s continued service as Special Advisor to the Board through November 5, 2030, as well as the achievement of certain stock price targets. Vimeo Restricted Shares have a non-forfeitable dividend right in the event the Company declares a cash dividend to common shareholders and participates in all other distributions of the Company in the same manner as all other Vimeo common shareholders.
Description of Preferred Stock
The Board is authorized to provide for the issuance of shares of preferred stock, and any class or series thereof, and to assign the designations, powers, preferences and rights to each such class or series and any qualifications, limitations or restrictions. There have been no preferred stock issuances to date.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
NOTE 8—SHAREHOLDERS’ EQUITY (Continued)
Stock Repurchase Program
On February 25, 2022, the Board authorized a stock repurchase program of up to $50 million of the Company’s common stock through open market or private transactions (the “Stock Repurchase Program”). Under the Stock Repurchase Program, Vimeo may repurchase shares of its common stock at any time or from time to time, without prior notice, subject to market conditions and other considerations, as determined by management. Vimeo’s repurchases may be made through 10b5-1 plans, open market purchases, privately negotiated transactions, block purchases or other transactions. No date has been established for the completion of the Stock Repurchase Program. Vimeo intends to fund repurchases under the repurchase program from cash on hand, has no obligation to repurchase any shares under the Stock Repurchase Program, and may suspend or discontinue it at any time. During the year ended December 31, 2024, the Company repurchased 5.9 million shares of its common stock, on a trade date basis, at a weighted average cost of $4.50 per share, or in aggregate $26.8 million. There were no shares repurchased during the year ended December 31, 2023. The Company accounts for treasury stock under the cost method.
Subsequent to December 31, 2024 and through February 13, 2025, the Company repurchased 1.5 million shares of its common stock, on a trade date basis, at a weighted average cost of $6.55 per share, or in aggregate $9.7 million. At February 13, 2025, the Company has $13.7 million remaining under its share repurchase authorization.
NOTE 9—ACCUMULATED OTHER COMPREHENSIVE LOSS
Accumulated other comprehensive loss consisting of foreign currency translation adjustments is as follows:
	Years ended December 31,
	2024	2023
	(In thousands)
Balance at beginning of period	$(699)	$(831)
Other comprehensive (loss) income	(481)	132
Balance at end of period	$(1,180)	$(699)
At December 31, 2024 and 2023, there was no tax benefit or provision on accumulated other comprehensive loss.
NOTE 10—STOCK-BASED COMPENSATION
2021 Stock and Annual Incentive Plan
Vimeo currently has one active equity plan, the Vimeo, Inc. 2021 Stock and Annual Incentive Plan (including an Israeli Appendix), amended and restated as of June 6, 2023 (the “2021 Plan”). The 2021 Plan authorizes the Company to deliver equity awards to its employees, officers, directors and consultants covering an aggregate of up to 20.0 million shares of the Company’s common stock (in addition to previously awarded shares). At December 31, 2024, there were 12.0 million shares available for delivery under the 2021 Plan.
Equity awards provided for under the 2021 Plan include SARs, stock options, RSUs, and other stock-based awards related to shares of Vimeo common stock. The exercise price of stock options and SARs cannot be less than the market value of Vimeo common stock on the grant date. In connection with the settlement of stock-based awards, shares of Vimeo common stock may be issued either from authorized but unissued shares or from treasury stock. SARs and stock options generally vest three years from the grant date or in equal annual installments over a three or four-year period. RSUs generally vest either one year or three years from the grant date or in various installments over periods ranging from six months to three years from the grant date.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
NOTE 10—STOCK-BASED COMPENSATION (Continued)
Stock-based compensation expense
Vimeo recorded stock-based compensation expense of $32.7 million and $12.0 million for the years ended December 31, 2024 and 2023, respectively. No income tax benefit was recognized in the accompanying consolidated statement of operations for the years ended December 31, 2024 and 2023 related to equity awards because Vimeo has recorded a full valuation allowance against the related deferred tax asset. At December 31, 2024, there was $28.0 million of unrecognized compensation cost, net of estimated forfeitures, related to equity awards, which is expected to be recognized over a weighted average period of 1.9 years.
Stock appreciation rights and stock options
The weighted average grant date fair value of SARs and stock options granted during the year ended December 31, 2023 was $1.87. The key assumptions in determining the grant date fair value included the expected volatility of 52.0%, risk-free interest rate of 3.6%, expected term of 6.5 years, and dividend yield of 0%. There were no SARs or stock options granted during the year ended December 31, 2024.
The table below summarizes information about SARs and stock options exercised:
	Years ended December 31,
	2024	2023
	(In thousands)
Intrinsic value	$2,494	$157
Cash received	$1,106	$759
SAR and stock option activity for the year ended December 31, 2024 is as follows:
	SARs and stock options	Weighted average exercise price	Weighted average remaining contractual term in years	Aggregate intrinsic value
	(Shares and intrinsic value in thousands)
Outstanding at December 31, 2023	12,354	$5.58
Granted	—	—
Exercised	(2,102)	5.39
Forfeited	(17)	21.63
Expired	(1,413)	6.44
Outstanding at December 31, 2024	8,822	5.46	2.2	11,220
Exercisable at December 31, 2024	8,566	$5.48	2.0	$10,620
As of December 31, 2024, the number, weighted average exercise price, weighted average remaining contractual term, and aggregate intrinsic value of Vimeo SARs and stock options that either had vested or are expected to vest approximate the corresponding amounts for Vimeo SARs and stock options outstanding.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
NOTE 10—STOCK-BASED COMPENSATION (Continued)
Restricted stock units
The table below summarizes the weighted average grant date fair value of RSUs granted, the weighted average assumptions used to determine the grant date fair value of RSUs subject to market conditions, and the intrinsic value of RSUs that vested.
	Years ended December 31,
	2024(a)	2023
Weighted average grant date fair value of RSUs granted:
Service condition	$4.30	$3.67
Market condition	—	5.80
Total RSUs	$4.30	$4.11
Assumptions for RSUs granted with market conditions:
Volatility	—%	57.2%
Risk free rate	—%	4.5%
Dividend yield	—%	0%
Other Information (In thousands):
Intrinsic value of RSUs that vested	$20,095	$15,960

(a)
There were no RSUs with market conditions granted in the year ended December 31, 2024.

RSU activity for the year ended December 31, 2024 is as follows:
	Number of shares	Weighted average grant date fair value
	(Shares in thousands)
Unvested at December 31, 2023	12,546	$7.95
Granted	7,431	4.30
Performance adjustment	3	4.68
Vested	(4,473)	10.54
Forfeited	(3,364)	6.12
Unvested at December 31, 2024(a)	12,143	$5.26

(a)
Includes 0.3 million RSUs subject to market conditions.

Modifications
In connection with executive and Board turnover in prior years, the Company previously modified certain equity awards resulting in a net benefit to stock-based compensation expense of $16.5 million in the year ended December 31, 2023, which was primarily a result of lower stock prices on the applicable modification dates as compared to the original grant date.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
NOTE 11—EARNINGS (LOSS) PER SHARE
The computation of basic and diluted earnings (loss) per share attributable to common shareholders is as follows:
	Years ended December 31,
	2024	2023
	(In thousands, except per share data)
Basic EPS:
Numerator:
Net earnings (loss)	$27,012	$22,032
Less: Net earnings attributed to participating security	(525)	(475)
Net earnings (loss) attributable to common stock shareholders	$26,487	$21,557
Denominator:(a)
Weighted average basic common shares outstanding	163,929	163,238
Basic earnings (loss) per share	$0.16	$0.13
Diluted EPS:
Numerator:
Net earnings (loss)	$27,012	$22,032
Less: Net earnings attributed to participating security	(508)	(469)
Net earnings (loss) attributable to common stock shareholders	$26,504	$21,563
Denominator:(a)
Weighted average basic common shares outstanding	163,929	163,238
Dilutive securities	5,522	2,033
Weighted average diluted common shares outstanding	169,451	165,271
Antidilutive securities	10,393	21,461
Diluted earnings (loss) per share	$0.16	$0.13

(a)
Vimeo Restricted Shares were excluded from the computation of average basic common shares outstanding for EPS purposes because the number of shares that ultimately vest is subject to the satisfaction of certain market conditions.

NOTE 12—LEASES
ROU assets and lease liabilities on the accompanying consolidated balance sheet are as follows:
		December 31,
Balance Sheet Classification		2024	2023
		(In thousands)
Right-of-use assets	Other non-current assets	$11,106	$12,795
Current lease liabilities	Accrued expenses and other current liabilities	$3,330	$2,661
Long-term lease liabilities	Other long-term liabilities	8,514	10,775
Total lease liabilities		$11,844	$13,436

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
NOTE 12—LEASES (Continued)
Components of lease expense are as follows:
	Years Ended December 31,
Lease Expense	2024	2023
	(In thousands)
Fixed	$4,352	$4,449
Short-term	1,154	2,131
Variable	188	238
Total lease expense, net	$5,694	$6,818
	Years ended December 31,
Lease Expense Statement of Operations Classification	2024	2023
	(In thousands)
Cost of revenue	$538	$692
Research and development expense	2,024	2,048
Sales and marketing expense	2,076	2,229
General and administrative expense	1,056	1,849
Total lease expense, net	$5,694	$6,818
Maturities of lease liabilities as of December 31, 2024 are as follows:
Years Ended December 31,	(In thousands)
2025	$4,169
2026	4,248
2027	3,826
2028	1,318
Total(a)	13,561
Less: imputed interest	(1,717)
Total lease liabilities	$11,844

(a)
All leases are expected to mature by December 31, 2028.

The weighted average assumptions used for lease term and discount rate are as follows:
	December 31,
	2024	2023
Remaining lease term	3.2 years	4.2 years
Discount rate	8.2%	8.9%

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
NOTE 12—LEASES (Continued)
Other information related to leases is as follows:
	Years ended December 31,
	2024	2023
	(In thousands)
Right-of-use assets obtained in exchange for lease liabilities	$1,538	$262
Cash paid for amounts included in the measurement of lease liabilities	$4,253	$4,324
NOTE 13—COMMITMENTS AND CONTINGENCIES
Commitments
Vimeo has entered into certain off-balance sheet commitments that require the future purchase of services (“purchase obligations”). Future payments under non-cancelable purchase obligations as of December 31, 2024 principally consist of payments for various cloud computing and software development arrangements and are as follows:
	Amount of Commitment Expiration Per Period
	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years	Total Amounts Committed
	(In thousands)
Purchase obligations	$57,892	$38,775	$—	$—	$96,667
Contingencies
In the ordinary course of business, Vimeo is, and from time to time may become, a party to various legal proceedings. Vimeo establishes reserves for specific legal matters when it determines that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable. Management has also identified certain other legal matters where it believes an unfavorable outcome is not probable and, therefore, no reserve is established. Although management currently believes that resolving claims against Vimeo, including claims where an unfavorable outcome is reasonably possible, will not have a material impact on the liquidity, results of operations or financial condition of Vimeo, these matters are subject to inherent uncertainties and management’s view of these matters may change in the future. Vimeo also evaluates other contingent matters, including income and non-income tax contingencies, to assess the likelihood of an unfavorable outcome and estimated extent of potential loss. It is possible that an unfavorable outcome of one or more of these lawsuits or other contingencies could have a material impact on the liquidity, results of operations or financial condition of Vimeo. See “Note 4 — Income Taxes” for additional information related to income tax contingencies.
EMI/Capitol Records Copyright Infringement Litigation
In December 2009, a group of music publishers owned by EMI Music Publishing (now owned by Sony/ATV Music Publishing, a subsidiary of Sony Entertainment) and a group of then EMI-affiliated record companies, including Capitol Records (now owned by Universal Music Group), filed two lawsuits against Vimeo and its former owner, Connected Ventures, in the U.S. District Court for the Southern District of New York. See Capitol Records, LLC v. Vimeo, LLC, No. 09 Civ. 10101 (S.D.N.Y.) and EMI Blackwood Music, Inc. v. Vimeo, LLC, No. 09 Civ. 10105 (S.D.N.Y.). In both cases, plaintiffs allege that Vimeo infringed their music copyrights (in the publishers’ musical compositions and the record companies’ sound recordings) by hosting and streaming videos uploaded by users (and in certain cases, former employees) featuring their musical works. Plaintiffs seek, among other things, injunctive relief and monetary damages. The initial complaints identified 199 videos as infringing (which Vimeo removed post-suit).

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
NOTE 13—COMMITMENTS AND CONTINGENCIES (Continued)
Prior to suit, plaintiffs did not avail themselves of their right to submit a takedown notice to Vimeo pursuant to the online safe harbor provisions of the Digital Millennium Copyright Act of 1998 (“DMCA”), which limits the liability of online service providers for copyright infringement of their users when the provider takes certain measures. Vimeo asserts that the DMCA limits its liability because it complies with the DMCA and plaintiffs failed to submit takedown notices. Plaintiffs disagree, asserting various theories as to why the DMCA may not apply to some or all of the videos-in-suit.
The district court bifurcated proceedings and required the parties to first litigate the issue of whether Vimeo satisfied the DMCA’s safe harbor provisions. On September 18, 2013, the district court granted partial summary judgment to Vimeo on 144 of the 199 original videos-in-suit on the ground that Vimeo complied with the threshold requirements of the DMCA and that there was no evidence that a Vimeo employee had watched the videos in question such that Vimeo had actual or “red flag” knowledge of infringement, which would disqualify the DMCA’s application. The court denied summary judgment as to 35 videos-in-suit on the ground that there was a material question of fact as to whether Vimeo had “red flag” knowledge of infringement based upon employees having watched all or part of these videos. The court further held that the DMCA did not apply to the record companies’ state-law claims regarding sound recordings fixed before February 1972; a trial was necessary to determine whether Vimeo was liable for employees who uploaded approximately 20 videos; and that plaintiffs should be permitted to amend their complaints to add over 1,500 videos allegedly infringing their copyrights (which Vimeo removed after receiving plaintiffs’ proposed amended complaint).
Vimeo sought and obtained the right to appeal certain issues on an interlocutory basis to the U.S. Court of Appeals for the Second Circuit. On June 16, 2016, the Second Circuit held that (1) the district court had applied the incorrect summary-judgment standard for “red flag” infringement and that evidence that an employee watched all or part of a video containing plaintiffs’ music did not raise a genuine issue of fact as to whether Vimeo had “red flag” knowledge in such video; (2) the DMCA applies to state-law copyright infringement claims predicated on pre-1972 sound recordings; and (3) on an issue raised by plaintiffs in their cross-appeal, the record did not show that Vimeo was willfully blind towards infringing activity taking place on its platform. As a result of these rulings, the Second Circuit partially vacated the district court’s ruling and remanded the case for further proceedings consistent with its judgment.
On March 31, 2018, the district court granted Vimeo’s motion to dismiss plaintiffs’ state-law unfair competition claims on the grounds that they were state-law copyright claims covered by the DMCA per the Second Circuit’s judgment. On May 28, 2021, the district court granted Vimeo summary judgment as to videos for which the sole remaining basis of liability was the assertion that Vimeo had “red flag” knowledge of infringement. On August 26, 2021, the district court approved a stipulation whereby plaintiffs agreed to conditionally dismiss all remaining claims to allow a final judgment to issue. Under the stipulation, plaintiffs may refile their claims regarding the alleged employee-uploaded videos if the Second Circuit reverses the district court’s other rulings in whole or in part. On November 1, 2021, the district court entered a final judgment adopting the terms of the parties’ stipulation. On November 29, 2021, plaintiffs filed an appeal to the U.S. Court of Appeals for the Second Circuit. On January 13, 2025, the Second Circuit issued an opinion affirming the judgment.
RTI Copyright Litigation
Between 2012 and 2017, Italian broadcaster Reti Televisive Italiane s.p.a. and an affiliate thereof (collectively, “RTI”) filed four lawsuits for copyright infringement against Vimeo in the Civil Court of Rome. See Reti Televisive Italiane s.p.a. v. Vimeo, LLC, Cause Nos. 23732/12, 62343/2015, and 59780/2017 (Rome Civil Court), and Medusa Film v. Vimeo, Inc., Cause No. 74775/2017 (Rome Civil Court). In each case, RTI asserts that Vimeo infringed its copyrights by hosting and streaming user-uploaded videos that allegedly contain RTI’s television or film programming, and seeks, among other things, injunctive relief and monetary damages.
On January 15, 2019, the Civil Court of Rome concluded the first case (No. 23732/12) and entered a judgment against Vimeo, awarding RTI damages of €8,500,000 plus interest and entering an injunction against

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
NOTE 13—COMMITMENTS AND CONTINGENCIES (Continued)
Vimeo with respect to further acts of infringement. Vimeo filed an appeal and petitioned to stay the judgment pending appeal. On May 13, 2019, the Rome Court of Appeals stayed the judgment pending appeal. On August 10, 2022, the Rome Court of Appeals affirmed the judgment. Vimeo appealed to the Italian Supreme Court of Cassation.
On June 2, 2019, the Civil Court of Rome concluded the second case (No. 62343/2015) and entered a judgment against Vimeo, awarding RTI damages of €4,746,273 plus interest and entering an injunction against Vimeo as to further acts infringement. Vimeo filed an appeal and petitioned to stay the judgment pending appeal. The Rome Court of Appeals declined to stay the judgment. On October 12, 2023, the Rome Court of Appeals published its decision affirming the lower court’s judgment on liability but reducing the amount of damages to €3,865,161 plus interests and costs. Vimeo has appealed to the Italian Supreme Court of Cassation and the case is currently pending (No. 856/2024).
To pursue enforcement of the judgments in the United States, RTI initially commenced a lawsuit against Vimeo in the U.S. District Court for the Southern District of New York on October 26, 2020 to enforce the June 2019 judgment. See Reti Televisive Italiane s.p.a. v. Vimeo, LLC, No. 20 Civ. 8954 (S.D.N.Y.). On December 22, 2020, Vimeo and RTI filed, and the district court entered, a stipulation and order staying the U.S. proceedings pending the final outcome of the appeals from the Italian judgment at issue. On June 1, 2023, RTI filed an action in the Supreme Court of New York, New York County to enforce the Civil Court’s judgment of €8,500,000 (No. 652646/2023). The case was removed to federal court and is now pending in the Southern District of New York. See Reti Televisive Italiane S.p.A. v. Vimeo.com, Inc, No. 23 Civ. 05488 (S.D.N.Y.). On October 20, 2023, the U.S. District Court for the Southern District of New York entered an order lifting the stay of the U.S. enforcement proceedings in the first case (No. 20 Civ. 8954) and consolidating the two enforcement proceedings (No. 20 Civ. 8954 and No. 23 Civ. 05488). Vimeo has filed a Motion for Summary Judgment or, in the Alternative, to Stay the Case.
On April 7, 2023, the Civil Court of Rome published a decision finding in favor of Vimeo and dismissing the third case (No. 59780/2017) in its entirety. On October 9, 2023, RTI served Vimeo with its appeal challenging the court’s decision in the third case.
On October 18, 2022, the Civil Court of Rome issued a decision in the fourth case, Medusa Film v. Vimeo, Inc. (No. 74775/2017) finding liability but rejecting RTI’s damage calculation and reserving judgment as to the amount of damages. On November 30, 2022, RTI served a notice of appeal challenging the court’s decision on damages.
On June 26, 2024, the parties entered into a settlement agreement to resolve the lawsuits pending in Italy and the consolidated enforcement action pending in New York. The settlement agreement included a payment to the plaintiffs, which did not have a material impact on Vimeo’s financial condition, results of operations, or cash flows. Pursuant to the settlement agreement, on July 12, 2024, the parties filed a Joint Stipulation of Dismissal of the consolidated enforcement action in the Southern District of New York (No. 23 Civ. 05488), and the case is now closed. On July 18, 2024, the parties filed Joint Stipulations of Dismissal to resolve the cases pending in the Civil Court of Rome (No. 74775/2017), the Rome Court of Appeals (Nos. 6536/2022 and 5033/2023), and the Italian Supreme Court of Cassation (Nos. 26719/2022 and 856/2024). The Civil Court of Rome and the Rome Court of Appeals have dismissed the cases pending before them. The Italian Supreme Court of Cassation dismissed the first case (No. 26719/2022), and the second case (No. 856/2024) remains pending.
Sony/Universal/Warner Copyright Litigation
In March 2021, Sony Music Entertainment Italy (a subsidiary of Sony Music Entertainment Group), Warner Music Italia (a subsidiary of Warner Music Group), Universal Music Italia (a subsidiary of Universal Music Group), and Warner Music International Services (a subsidiary of Warner Music Group) filed a lawsuit against Vimeo in the Court of Milan alleging violations of Italian copyright and unfair competition

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
NOTE 13—COMMITMENTS AND CONTINGENCIES (Continued)
laws. See Sony Music Entertainment Italy s.p.a. et al. v. Vimeo, Inc., Case No. 10977/2021 (Court of Milan, Business Division). The complaint alleges that Vimeo infringed plaintiffs’ copyrights by hosting and streaming user-uploaded videos that contain plaintiffs’ copyrighted works and that, upon notification of the alleged infringement, Vimeo employed a takedown process that did not comply with Italian law. The complaint seeks, among other things, injunctive relief and damages to be quantified in a separate proceeding. Additionally, the complaint seeks potential penalties of €10,000 per day of delay in removing unauthorized works after receipt of a court order to do so, if applicable. On November 3, 2021, Vimeo filed its initial brief. On November 23, 2021, the parties attended the initial hearing with the Court of Milan where the court set forth a briefing schedule. The parties have exchanged briefs, and the claims hearing scheduled for October 16, 2024 has been rescheduled for October 8, 2025.
NOTE 14—RELATED PARTY TRANSACTIONS
In May 2021, Vimeo became an independent, separately traded public company through a spin-off from IAC/InterActiveCorp (“IAC”) (the “Spin-off”). Following the Spin-off, IAC continues to be a related party to Vimeo due to the relationship between our directors and substantial stockholders with IAC and its subsidiaries. All related party balances between Vimeo and IAC and its subsidiaries are reflected in the accompanying consolidated balance sheet within “Accrued expenses and other current liabilities” and “Other long-term liabilities”.
All related party transactions between Vimeo and IAC and its subsidiaries, other than amounts related to the settlement of equity awards, are reflected in the accompanying consolidated statement of cash flows as operating activities. Amounts related to the settlement of equity awards are reflected in the accompanying consolidated statement of cash flows as financing activities.
In November 2021, Vimeo entered into a sublease agreement with a subsidiary of Angi Inc., which is also an indirect subsidiary of IAC, whereby Vimeo agreed to sublease the 10th floor at 330 West 34th Street (“West 34th Street Sublease”) in New York City. In July 2022, Vimeo extended the terms of the West 34th Street Sublease, and added a sublease of a portion of the fifth floor, both through April 2028. At December 31, 2024 and 2023, Vimeo had a current lease liability of $2.7 million and $2.3 million included in “Accrued expenses and other current liabilities,” respectively, and a non-current lease liability of $8.0 million and $10.7 million included in “Other long-term liabilities,” respectively, related to the West 34th Street Sublease in the accompanying consolidated balance sheet. Rent expense for the years ended December 31, 2024 and 2023 were $3.5 million and $3.5 million, respectively.
The relationship between Vimeo and IAC has been governed by a number of agreements that include: a separation agreement; a tax matters agreement; a transition services agreement; an employee matters agreement; and a data protection agreement. There were no related charges for the year ended December 31, 2024. The total related charges for the year ended December 31, 2023 were $0.8 million. At December 31, 2024, Vimeo had a current payable due to IAC of $0.1 million which was included in “Accrued expenses and other current liabilities” in the accompanying consolidated balance sheet and was subsequently paid in January 2025. At December 31, 2023, there was no amount due to IAC.
NOTE 15—BENEFIT PLANS
Vimeo employees in the United States may elect to participate in the Vimeo Retirement Savings Plan (the “Vimeo Plan”), which is a retirement savings program in the United States that qualifies under Section 401(k) of the Internal Revenue Code. The employer match under the Vimeo Plan is 100% of the first 10% of a participant’s eligible earnings, subject to IRS limits on the Company’s matching contribution that a participant contributes to the Vimeo Plan. Under the Vimeo Plan, the Company’s common stock is not an available investment option. Vimeo incurred costs related to matching contributions to the Vimeo Plan of $4.9 million and $5.7 million for the years ended December 31, 2024 and 2023, respectively.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
NOTE 15—BENEFIT PLANS (Continued)
Vimeo also has or participates in various benefit plans, primarily defined contribution plans, for its international employees. Vimeo incurred costs related to contributions to these plans of $2.0 million and $2.0 million for the years ended December 31, 2024 and 2023, respectively.
NOTE 16—FINANCIAL STATEMENT DETAILS
Cash and Cash Equivalents and Restricted Cash
The reconciliation of cash and cash equivalents and restricted cash reported within the accompanying consolidated balance sheet to the total amounts shown in the accompanying consolidated statement of cash flows is as follows:
	December 31, 2024(a)	December 31, 2023(b)
	(In thousands)
Cash and cash equivalents	$325,276	$301,372
Restricted cash included in other current assets	217	64
Total cash and cash equivalents and restricted cash as shown on the consolidated statement of cash flows	$325,493	$301,436

(a)
Restricted cash consisted of a deposit related to a lease.

(b)
Restricted cash consisted of a deposit related to corporate credit cards.

Prepaid Expenses and Other Current Assets
	December 31,
	2024	2023
	(In thousands)
Prepaid expenses	$15,638	$14,395
Other current assets	9,094	9,096
Prepaid expenses and other current assets	$24,732	$23,491
Accrued Expenses and Other Current Liabilities
	December 31,
	2024	2023
	(In thousands)
Accrued employee compensation and benefits	$33,500	$27,519
Other accrued expenses and current liabilities(a)	22,527	26,054
Accrued expenses and other current liabilities	$56,027	$53,573

(a)
As of December 31, 2024 and 2023, includes $2.7 million and $2.3 million, respectively, related to the operating lease agreements as described in “Note 14 — Related Party Transactions.”

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
NOTE 16—FINANCIAL STATEMENT DETAILS (Continued)
Other Income, net
The components of “Other income, net” are as follows:
	Years ended December 31,
	2024	2023
	(In thousands)
Interest income	$14,793	$12,640
Foreign exchange gains, net	240	259
Loss on the sale of an asset	—	(37)
Other, net	—	—
Other income, net	$15,033	$12,862
Supplemental Disclosure of Cash Flow Information
	Years ended December 31,
	2024	2023
	(In thousands)
Cash received (paid) during the year for:
Interest payments	$—	$(151)
Income tax payments	(7,293)	(1,434)
Income tax refunds	$24	$125
NOTE 17—RESTRUCTURING
During the years ended December 31, 2024 and 2023, the Company completed evaluations to sufficient levels of detail to commit to restructuring plans that resulted in reductions to its workforce of approximately 4% and 11%, respectively. One-time termination benefits provided as part of the restructuring plans include severance, continuation of health insurance coverage and other benefits for a specified period of time, which resulted in $2.2 million and $4.9 million of restructuring costs for the years ended December 31, 2024 and 2023, respectively.
Costs related to these restructuring plans have been recognized in the accompanying consolidated statement of operations as follows:
	Year ended December 31,
	2024	2023
	(In thousands)
Restructuring costs:
Cost of revenue	$88	$298
Research and development expense	116	2,813
Sales and marketing expense	1,104	1,078
General and administrative expense	897	699
Total	$2,205	$4,888
At December 31, 2024, all payments under the restructuring plans have been made.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
NOTE 18—SEGMENT
Vimeo’s Chief Executive Officer (“CEO”) is the CODM and allocates resources and assesses performance based upon consolidated “Net earnings (loss)” that is included in the accompanying consolidated statement of operations, primarily by monitoring actual results versus the internal budget. Accordingly, the Company operates as a single operating segment. The measure of segment assets is reflected as “Total assets” in the accompanying consolidated balance sheet. Vimeo’s revenue is derived primarily from fixed SaaS subscription fees paid by customers as discussed further in “Note 2—Summary of Significant Accounting Policies.”
Revenue and significant expenses regularly provided to the CEO to arrive at Segment net earnings (loss) are as follows:
	Year ended December 31,
	2024	2023
	(In thousands)
Revenue	$417,006	$417,214
Less:
Hosting	51,578	49,455
Compensation and other employee-related	194,074	189,461
Advertising	32,353	60,351
Other segment items(a)(b)	111,989	95,915
Segment net earnings (loss)	27,012	22,032
Adjusting items	—	—
Net earnings (loss)	$27,012	$22,032

(a)
Other segment items primarily include stock-based compensation expense, credit card processing fees, software license and maintenance costs, fees for professional services, and rent expense and facility costs.

(b)
Other segment items also include “Depreciation”, “Amortization of intangibles”, “Interest expense”, “Other income, net” (as detailed in Note 16—Financial Statement Details), and “Income tax provision”, which are the same as the amounts in the accompanying consolidated statement of operations as the Company operates as a single operating segment.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Consolidated Balance Sheet
(unaudited)
	September 30, 2025	December 31, 2024
	(In thousands, except par value amounts)
ASSETS
Cash and cash equivalents	$320,648	$325,276
Accounts receivable, net	21,576	24,648
Prepaid expenses and other current assets	23,441	24,732
Total current assets	365,665	374,656
Leasehold improvements and equipment, net	452	456
Goodwill	245,406	245,406
Intangible assets with definite lives, net	5,576	1,239
Other non-current assets	17,211	21,064
TOTAL ASSETS	$634,310	$642,821
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Accounts payable, trade	$3,855	$4,473
Deferred revenue	167,712	161,923
Accrued expenses and other current liabilities	60,915	56,027
Total current liabilities	232,482	222,423
Other long-term liabilities	8,533	11,601
Commitments and contingencies
SHAREHOLDERS’ EQUITY:
Common stock, $0.01 par value; 1,600,000 shares authorized; 167,480 and 161,993 shares issued and 157,684 and 156,047 shares outstanding, respectively	1,675	1,620
Class B common stock, $0.01 par value; 400,000 shares authorized; 9,399 shares issued and outstanding, respectively	94	94
Preferred stock, $0.01 par value; 100,000 shares authorized; no shares issued and outstanding	—	—
Additional paid-in capital	808,654	801,367
Accumulated deficit	(366,290)	(366,323)
Accumulated other comprehensive loss	(565)	(1,180)
Treasury stock, at cost, 9,796 and 5,946 shares, respectively	(50,273)	(26,781)
Total shareholders’ equity	393,295	408,797
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$634,310	$642,821
The accompanying Notes to Consolidated Financial Statements are an integral part of  these statements.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Consolidated Statement of Operations
(unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	(In thousands, except per share data)
Revenue	$105,756	$104,564	$313,440	$313,850
Cost of revenue (exclusive of depreciation shown separately below)	23,414	21,708	70,615	67,829
Gross profit	82,342	82,856	242,825	246,021
Operating expenses:
Research and development expense	31,208	26,588	92,183	81,695
Sales and marketing expense	30,440	28,799	94,058	88,780
General and administrative expense	24,832	19,655	62,163	56,776
Depreciation	62	102	153	313
Amortization of intangibles	391	347	1,227	1,042
Total operating expenses	86,933	75,491	249,784	228,606
Operating (loss) income	(4,591)	7,365	(6,959)	17,415
Other income, net	3,155	3,615	8,249	11,312
Loss (earnings) before income taxes	(1,436)	10,980	1,290	28,727
Income tax provision	(900)	(1,698)	(1,257)	(3,251)
Net (loss) earnings	$(2,336)	$9,282	$33	$25,476
Per share information:
Basic (loss) earnings per share	$(0.01)	$0.06	$ —	$0.15
Diluted (loss) earnings per share	$(0.01)	$0.05	$ —	$0.15
Stock-based compensation expense by function:
Cost of revenue	$112	$220	$466	$565
Research and development expense	2,252	2,791	7,865	10,509
Sales and marketing expense	1,495	1,521	5,309	4,166
General and administrative expense	2,305	3,736	6,658	8,380
Total stock-based compensation expense	$6,164	$8,268	$20,298	$23,620
The accompanying Notes to Consolidated Financial Statements are an integral part of  these statements.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Consolidated Statement of Comprehensive Operations
(unaudited)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	(In thousands)
Net (loss) earnings	$(2,336)	$9,282	$33	$25,476
Other comprehensive (loss) income:
Change in foreign currency translation adjustment	(441)	294	615	56
Total other comprehensive (loss) income	(441)	294	615	56
Comprehensive (loss) income	$(2,777)	$9,576	$648	$25,532
The accompanying Notes to Consolidated Financial Statements are an integral part of  these statements.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Consolidated Statement of Shareholders’ Equity
Three and nine months ended September 30, 2025 and 2024
(unaudited)
	Common stock, $0.01 par value		Class B common stock, $0.01 par value		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	$	Shares	$	Shares	$	Shares
	(In thousands)
Balance at June 30, 2025	$1,658	165,780	$94	9,399	$(50,273)	9,796	$803,691	$(363,954)	$(124)	$391,092
Net loss	—	—	—	—	—	—	—	(2,336)	—	(2,336)
Other comprehensive loss	—	—	—	—	—	—	—	—	(441)	(441)
Stock-based compensation expense (inclusive of capitalized internal-use software development costs)	—	—	—	—	—	—	6,234	—	—	6,234
Amounts related to settlement of equity awards	17	1,700	—	—	—	—	(1,271)	—	—	(1,254)
Balance at September 30, 2025	$1,675	167,480	$94	9,399	$(50,273)	9,796	$808,654	$(366,290)	$(565)	$393,295
Balance at December 31, 2024	$1,620	161,993	$94	9,399	$(26,781)	5,946	$801,367	$(366,323)	$(1,180)	$408,797
Net earnings	—	—	—	—	—	—	—	33	—	33
Other comprehensive income	—	—	—	—	—	—	—	—	615	615
Stock-based compensation expense (inclusive of capitalized internal-use software development costs)	—	—	—	—	—	—	20,593	—	—	20,593
Amounts related to settlement of equity awards	55	5,487	—	—	—	—	(13,306)	—	—	(13,251)
Purchase of treasury stock	—	—	—	—	(23,492)	3,850	—	—	—	(23,492)
Balance at September 30, 2025	$1,675	167,480	$94	9,399	$(50,273)	9,796	$808,654	$(366,290)	$(565)	$393,295
Balance at June 30, 2024	$1,603	160,265	$94	9,399	$(11,771)	3,037	$786,044	$(377,141)	$(937)	$397,892
Net earnings	—	—	—	—	—	—	—	9,282	—	9,282
Other comprehensive income	—	—	—	—	—	—	—	—	294	294
Stock-based compensation expense	—	—	—	—	—	—	8,268	—	—	8,268
Amounts related to settlement of equity awards	6	629	—	—	—	—	(1,290)	—	—	(1,284)
Purchase of treasury stock	—	—	—	—	(5,041)	1,315	—	—	—	(5,041)
Balance at September 30, 2024	$1,609	160,894	$94	9,399	$(16,812)	4,352	$793,022	$(367,859)	$(643)	$409,411
Balance at December 31, 2023	$1,585	158,511	$94	9,399	$—	—	$774,587	$(393,335)	$(699)	$382,232
Net earnings	—	—	—	—	—	—	—	25,476	—	25,476
Other comprehensive income	—	—	—	—	—	—	—	—	56	56
Stock-based compensation expense	—	—	—	—	—	—	23,620	—	—	23,620
Amounts related to settlement of equity awards	24	2,383	—	—	—	—	(5,185)	—	—	(5,161)
Purchase of treasury stock	—	—	—	—	(16,812)	4,352	—	—	—	(16,812)
Balance at September 30, 2024	$1,609	160,894	$94	9,399	$(16,812)	4,352	$793,022	$(367,859)	$(643)	$409,411
The accompanying Notes to Consolidated Financial Statements are an integral part of  these statements.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Consolidated Statement of Cash Flows
(unaudited)
	Nine Months Ended September 30,
	2025	2024
	(In thousands)
Cash flows from operating activities:
Net earnings	$33	$25,476
Adjustments to reconcile net earnings to net cash provided by operating activities:
Stock-based compensation expense	20,298	23,620
Amortization of intangibles	1,227	1,042
Depreciation	153	313
Provision for credit losses	373	344
Non-cash lease expense	3,119	3,310
Other adjustments, net	(82)	64
Changes in assets and liabilities:
Accounts receivable	1,175	(795)
Prepaid expenses and other assets	5,774	4,231
Accounts payable and other liabilities	(2,174)	(7,371)
Deferred revenue	6,860	(4,177)
Net cash provided by operating activities	36,756	46,057
Cash flows from investing activities:
Capital expenditures	(142)	(173)
Capitalized internal-use software development costs	(5,269)	—
Net cash used in investing activities	(5,411)	(173)
Cash flows from financing activities:
Amounts related to settlement of equity awards	(14,144)	(5,243)
Proceeds from exercise of stock options	1,125	47
Purchases of treasury stock	(23,791)	(16,797)
Net cash used in financing activities	(36,810)	(21,993)
Total cash (used) provided	(5,465)	23,891
Effect of exchange rate changes on cash and cash equivalents and restricted cash	854	(306)
Net (decrease) increase in cash and cash equivalents and restricted cash	(4,611)	23,585
Cash and cash equivalents and restricted cash at beginning of period	325,493	301,436
Cash and cash equivalents and restricted cash at end of period	$320,882	$325,021
The accompanying Notes to Consolidated Financial Statements are an integral part of  these statements.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(unaudited)
NOTE 1 — ORGANIZATION AND BASIS OF PRESENTATION
Description of Business
Vimeo is the world’s most innovative video experience platform, providing a full breadth of video tools through a software-as-a-service (“SaaS”) model. Our core focus is transforming how people create and share videos by providing cutting-edge products and a platform that bridges technology with creative innovation. We provide a turnkey cloud-based solution that eliminates barriers to using video and solves essential video needs, including video hosting and management, intuitive video creation and editing, insightful analytics, AI language translations, and enterprise tools.
Unless otherwise stated herein, references to “Vimeo,” the “Company,” “we,” “our” or “us” refers to Vimeo, Inc. and its consolidated subsidiaries.
Pending Merger with Bending Spoons
As previously disclosed, on September 10, 2025, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bending Spoons US Inc., a Delaware corporation (“Parent”), Bending Spoons S.p.A., an Italian societá per azioni (solely for purposes of the sections specified therein) (“Guarantor”), and Bloomberg Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”). The board of directors of the Company (the “Board”) unanimously approved the Merger and the Merger Agreement. The Merger Agreement is an all-cash transaction valued at approximately $1.38 billion. Under the terms of the Merger Agreement, Vimeo shareholders will receive $7.85 per share in cash for each share of Vimeo capital stock that they own. The stockholders of the Company, who are of record as of October 21, 2025, will vote on the Merger and the Merger Agreement at the stockholder meeting on November 19, 2025. If the Merger is not completed, then under certain circumstances Vimeo may be required to pay Bending Spoons US Inc. a termination fee of $40.1 million.
The Company recorded transaction costs of $5.9 million in connection with the pending Merger during the three months ended September 30, 2025. Such costs are included within General and administrative expenses in the Consolidated Statement of Operations. The Company expects additional transaction costs to be incurred including upon successful completion of the Merger.
If the Merger is consummated, our common stock will no longer be publicly listed and traded on The Nasdaq Stock Market LLC, the common stock will be deregistered under the Securities Exchange Act of 1934, we will no longer file periodic reports with the Securities and Exchange Commission (“SEC”) and existing stockholders will cease to have any ownership interest in Vimeo.
Basis of Presentation and Consolidation
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and with the rules and regulations of the SEC. Accordingly, they do not include all of the information and notes required by GAAP for complete annual financial statements. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments considered necessary for a fair presentation. Interim results are not necessarily indicative of the results that may be expected for the full year. The information included in this document should be read in conjunction with the audited annual consolidated financial statements and accompanying notes included in our Annual Report for the fiscal year ended December 31, 2024.

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VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
(unaudited)
NOTE 1 — ORGANIZATION AND BASIS OF PRESENTATION (Continued)
All intercompany balances and transactions between and among Vimeo and its subsidiaries have been eliminated.
Accounting Estimates
Management of Vimeo is required to make certain estimates, judgments and assumptions during the preparation of its consolidated financial statements in accordance with GAAP that affect the amounts reported in the accompanying consolidated financial statements and footnotes thereto. Actual results could differ from these estimates.
Significant estimates and judgments inherent in the preparation of the accompanying consolidated financial statements include those related to: the recoverability of goodwill; contingencies; unrecognized tax benefits; and the valuation allowance for deferred income tax assets, among others. Vimeo bases its estimates, judgments and assumptions on historical experience, its forecasts and budgets and other factors that Vimeo considers relevant.
Significant Accounting Policies
There have been no material changes from the significant accounting policies previously disclosed in Part II, Item 8, of the Company’s Annual Report for the fiscal year ended December 31, 2024 as filed with the SEC on February 19, 2025, except for the addition of the following significant accounting policy.
Internal-use software development costs
The Company capitalizes certain internal and external costs related to the development of internal-use software during the application development stage. Costs incurred during the preliminary project and post-implementation stages are expensed as incurred. Capitalized internal-use software development costs are included within “Intangible assets with definite lives, net” on the consolidated balance sheet. Amortization of capitalized internal-use software development costs begins when the internal-use software is ready for its intended use and is recognized over the estimated useful life of the software, which is generally three years, and is included in “Amortization of intangibles” in the consolidated statement of operations.
Recent Accounting Pronouncements
In December 2023, Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures was issued, and requires disclosure of disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. This guidance will impact the Company’s income tax disclosures beginning with the Annual Report for the year ended December 31, 2025 on a prospective basis.
In November 2024, ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40) was issued, which requires public business entities to disclose, on an annual and interim basis, disaggregated information about certain income statement expense line items. This guidance will become effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, on a prospective basis. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements.
In July 2025, ASU 2025-05, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets was issued, which allows companies to apply a practical expedient when estimating credit losses on current accounts receivable and contract assets. The practical expedient allows the entity to assume that the current conditions as of the balance sheet date will remain

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VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
(unaudited)
NOTE 1 — ORGANIZATION AND BASIS OF PRESENTATION (Continued)
unchanged for the remaining life of the asset when developing a reasonable and supportable forecast as part of estimating expected credit losses on these assets. This guidance will become effective for fiscal years and interim periods beginning after December 15, 2025 on a prospective basis. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements.
In September 2025, ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software was issued and amended existing guidance to remove all references to project stages in software development and requires capitalization of internal-use software costs to begin when management has authorized and committed to funding the project and it is probable the project will be completed and used to perform the intended function. This guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact this guidance will have on its consolidated financial statements.
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.
NOTE 2 — REVENUE
Revenue Recognition
Vimeo’s revenue is derived primarily from fixed SaaS subscription fees paid by customers. Subscription periods generally range from one month to three years, with the most common being an annual subscription, and are generally non-cancellable.
Vimeo accounts for a contract with a customer when it has approval and commitment from all parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectibility of consideration is probable. The transaction price, which generally reflects the fixed SaaS subscription fees listed in the terms of the contract, is the amount of consideration Vimeo expects to be entitled to in exchange for access to the Vimeo platform. The transaction price is recognized as revenue on a straight-line basis over the contractual term of the arrangement beginning on the date access is provided to the Vimeo platform, which is considered to be a series of distinct services that comprise a single performance obligation and have the same pattern of transfer over the contractual term. Estimates of variable consideration are not significant.

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VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
(unaudited)
NOTE 2 — REVENUE (Continued)
Disaggregated revenue is as follows:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	(In thousands)
Revenue:
Self-Serve	$58,743	$58,356	$172,410	$175,837
Vimeo Enterprise	25,503	21,675	74,924	60,193
OTT	11,881	12,358	36,392	38,058
Add-Ons	8,025	9,508	24,804	30,502
Other	1,604	2,667	4,910	9,260
Total	$105,756	$104,564	$313,440	$313,850
Revenue by geography is based on where the customer is located. The United States was the only country from which revenue constituted greater than 10% of total revenue of the Company for the three and nine months ended September 30, 2025 and 2024. Revenue by geography is as follows:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	(In thousands)
Revenue:
United States	$57,282	$56,705	$170,084	$170,930
All other countries	48,474	47,859	143,356	142,920
Total	$105,756	$104,564	$313,440	$313,850
Deferred Revenue
Deferred revenue consists of payments that are received or are contractually due in advance of Vimeo’s performance. Vimeo’s deferred revenue is reported on a contract-by-contract basis at the end of each reporting period. Vimeo classifies deferred revenue as current when the term of the applicable subscription period or expected completion of its performance obligation is one year or less. The current and non-current deferred revenue balances are included in the accompanying consolidated balance sheet as follows:
	September 30, 2025	December 31, 2024
	(In thousands)
Deferred revenue	$167,712	$161,923
Other long-term liabilities	59	512
During the nine months ended September 30, 2025, Vimeo recognized $156.2 million of revenue that was included in the deferred revenue balance at December 31, 2024. During the nine months ended September 30, 2024, Vimeo recognized $155.9 million of revenue that was included in the deferred revenue balance at December 31, 2023.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
(unaudited)
NOTE 2 — REVENUE (Continued)
Costs to Obtain a Contract with a Customer
Vimeo has determined that commissions paid to employees pursuant to certain sales incentive programs meet the requirements to be capitalized as a cost of obtaining a contract with a customer and are amortized over the estimated customer relationship period. Vimeo calculates the estimated customer relationship period as the average customer life, which is based on historical data. When customer renewals are expected and the renewal commission is not commensurate with the initial commission, the average customer life includes renewal periods. Vimeo has elected the practical expedient to expense costs to obtain a contract with a customer as incurred when the amortization period would be one year or less.
The current and non-current balances of capitalized costs to obtain a contract with a customer are included in the accompanying consolidated balance sheet as follows:
	September 30, 2025	December 31, 2024
	(In thousands)
Prepaid expenses and other current assets	$5,503	$5,451
Other non-current assets	7,430	8,475
NOTE 3 — INCOME TAXES
At the end of each interim period, Vimeo estimates the annual expected effective income tax rate and applies that rate to its ordinary year-to-date earnings or loss with discrete items recorded in the period. The estimates used to compute the provision or benefit for income taxes may change as new events occur, additional information is obtained, or Vimeo’s tax environment changes.
For the three months ended September 30, 2025 and 2024, Vimeo recorded an income tax provision of $0.9 million and $1.7 million, respectively. For the nine months ended September 30, 2025 and 2024, Vimeo recorded an income tax provision of $1.3 million and $3.3 million, respectively. The effective income tax rate was higher than the federal statutory rate of 21% primarily due to the effects of international tax provisions as required under the 2017 Tax Cuts and Jobs Act and the impact of executive compensation limits under Internal Revenue Code 162(m), partially offset by the movement in the valuation allowance. Vimeo’s largest deferred tax assets are capitalized research and development expenses and tax attribute carryforwards. Vimeo has recorded a valuation allowance for the majority of its net deferred tax assets because it has concluded that it is more likely than not that the tax benefit will not be realized.
At September 30, 2025 and December 31, 2024, unrecognized tax benefits, including interest and penalties, were $6.8 million and $6.0 million, respectively. The Company estimates that it would recognize an income tax benefit of $1.0 million if unrecognized tax benefits at September 30, 2025 are subsequently recognized. Vimeo believes no unrecognized tax benefits would decrease by September 30, 2026. Vimeo recognizes interest and penalties related to unrecognized tax benefits, if applicable, in the income tax provision.
On July 4, 2025, the U.S. government enacted The One Big Beautiful Bill Act of 2025 (“OBBBA”), which includes, among other provisions, changes to the U.S. corporate income tax system. We applied the relevant provisions of the OBBBA that became effective in the third quarter of 2025, including the immediate deduction of domestic research and development expenses, which did not have a material impact on our consolidated financial statements. Other changes include the permanent extensions of specific provisions within the 2017 Tax Cuts and Jobs Act, which will become effective in 2026.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
(unaudited)
NOTE 4 — FAIR VALUE MEASUREMENTS
Vimeo’s financial instruments that are measured at fair value on a recurring basis are as follows:
	September 30, 2025
	Quoted Market Prices for Identical Assets in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurements
	(In thousands)
Money market funds	$284,105	$—	$—	$284,105
Time deposits	—	11,840	—	11,840
Total	$284,105	$11,840	$—	$295,945
	December 31, 2024
	Quoted Market Prices for Identical Assets in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurements
	(In thousands)
Money market funds	$287,617	$—	$—	$287,617
Time deposits	—	11,828	—	11,828
Total	$287,617	$11,828	$—	$299,445
Money market funds and time deposits are included in “Cash and cash equivalents” in the accompanying consolidated balance sheet.
Vimeo’s non-financial assets (which consist primarily of goodwill, ROU assets, and intangible assets) are adjusted to fair value only if an impairment is recognized. Such fair value measurements are based predominantly on Level 3 inputs.
NOTE 5 — SHAREHOLDERS’ EQUITY
Description of Vimeo Common Stock and Vimeo Class B Common Stock
Except as described herein, shares of Vimeo common stock and Vimeo Class B common stock are identical.
In general, the holders of shares of Vimeo common stock vote together as a single class with the holders of shares of Vimeo Class B common stock on all matters, including the election of directors; provided, however, that the holders of shares of Vimeo common stock, acting as a single class, are entitled to elect twenty-five percent (25%) of the total number of Vimeo directors, rounded up to the next whole number in the event of a fraction. Each outstanding share of Vimeo common stock and Vimeo Class B common stock entitles the holder to one vote per share and ten votes per share, respectively.
The holders of shares of Vimeo common stock and the holders of shares of Vimeo Class B common stock are entitled to receive, share for share, such dividends as may be declared by the Board out of funds legally available for the payment of dividends. In the event of a liquidation, dissolution, distribution of assets or winding-up of Vimeo, the holders of shares of Vimeo common stock and the holders of shares of Vimeo Class B common stock are entitled to receive, share for share, all the assets available for distribution after payment of a proper amount to the holders of any series of Vimeo preferred stock, including any series that may be issued in the future.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
(unaudited)
NOTE 5 — SHAREHOLDERS’ EQUITY (Continued)
Vimeo is authorized to issue 1,600,000,000 shares of Vimeo common stock and 400,000,000 shares of Vimeo Class B common stock.
Vimeo Restricted Shares
Vimeo Restricted Shares (held by Joseph Levin, Special Advisor to the Board and former Chairman and member of the Board) totaling 3,247,000 shares were reflected in the accompanying consolidated balance sheet within “Common Stock” at September 30, 2025 and December 31, 2024. Vesting of the Vimeo Restricted Shares is subject to Mr. Levin’s continued service as Special Advisor to the Board through November 5, 2030, as well as the achievement of certain stock price targets. Vimeo Restricted Shares have a non-forfeitable dividend right in the event the Company declares a cash dividend to common shareholders and participates in all other distributions of the Company in the same manner as all other Vimeo common shareholders.
Description of Preferred Stock
The Board is authorized to provide for the issuance of shares of preferred stock, and any class or series thereof, and to assign the designations, powers, preferences and rights to each such class or series and any qualifications, limitations or restrictions. There have been no preferred stock issuances to date.
Stock Repurchase Programs
On February 25, 2022, the Board authorized a stock repurchase program of up to $50 million of the Company’s common stock through open market or private transactions (the “Stock Repurchase Program”). During the three months ended March 31, 2025, the Company repurchased 3.9 million shares of its common stock, on a trade date basis, at a weighted average cost of $6.10 per share, for an aggregate purchase price of $23.5 million, and completed its authorized purchases pursuant to the Stock Repurchase Program. During the nine months ended September 30, 2024, the Company repurchased 4.4 million shares of its common stock, on a trade date basis, at an average cost of $3.86 per share, or in aggregate $16.8 million. The Company accounts for treasury stock under the cost method.
On April 29, 2025, the Board authorized a new stock repurchase program of up to $50 million of the Company’s common stock (the “2025 Repurchase Program”). Under the 2025 Repurchase Program, the Company’s shares of common stock may be repurchased at any time or from time to time, without prior notice, subject to market conditions and other considerations. Such repurchases may be made through 10b5-1 plans, open market purchases, privately negotiated transactions, block purchases or other transactions. The Company has no obligation to repurchase any shares under the 2025 Repurchase Program. The 2025 Repurchase Program does not have an expiration date and may be commenced, suspended, revoked or modified at any time.

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VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
(unaudited)
NOTE 6 — ACCUMULATED OTHER COMPREHENSIVE LOSS
Accumulated other comprehensive loss consisting of foreign currency translation adjustments is as follows:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	(In thousands)
Balance at beginning of period	$(124)	$(937)	$(1,180)	$(699)
Other comprehensive (loss) income	(441)	294	615	56
Balance at end of period	$(565)	$(643)	$(565)	$(643)
At both September 30, 2025 and 2024, there was no tax benefit or provision on accumulated other comprehensive loss.
NOTE 7 — (LOSS) EARNINGS PER SHARE
Vimeo common stock and Class B common stock are treated as one class of common stock for earnings per share (“EPS”) purposes as both classes of common stock participate in earnings, dividends and other distributions on the same basis. Basic EPS is calculated using the two-class method since the Vimeo Restricted Shares are participating securities as they are unvested and have a non-forfeitable dividend right in the event the Company declares a cash dividend to common shareholders and participates in all other distributions of the Company in the same manner as all other Vimeo common shareholders. For the third quarter of 2025, no allocation of undistributed losses has been made as the Vimeo Restricted Shares do not participate in losses of the Company. Diluted EPS is calculated on the most dilutive basis under either the two-class method or treasury stock method, both of which exclude equity awards that are antidilutive.
The computation of basic and diluted (loss) earnings per share attributable to common shareholders is as follows:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	(In thousands, except per share data)
Basic EPS:
Numerator:
Net (loss) earnings	$(2,336)	$9,282	$33	$25,476
Less: Net earnings attributed to participating securities	—	(182)	(1)	(494)
Net (loss) earnings attributable to common stock shareholders	$(2,336)	$9,100	$32	$24,982
Denominator:(a)
Weighted average basic common shares outstanding	162,857	162,686	161,959	164,332
Basic (loss) earnings per share	$(0.01)	$0.06	$—	$0.15
Diluted EPS:
Numerator:
Net (loss) earnings	$(2,336)	$9,282	$33	$25,476
Less: Net earnings attributed to participating securities	—	(176)	(1)	(481)

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
(unaudited)
NOTE 7 — (LOSS) EARNINGS PER SHARE (Continued)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	(In thousands, except per share data)
Net (loss) earnings attributable to common stock shareholders	$(2,336)	$9,106	$32	$24,995
Denominator:(a)
Weighted average basic common shares outstanding	162,857	162,686	161,959	164,332
Dilutive securities	—	5,664	5,018	4,327
Weighted average diluted common shares outstanding	162,857	168,350	166,977	168,659
Antidilutive securities	15,078	11,589	6,225	12,790
Diluted (loss) earnings per share	$(0.01)	$0.05	$—	$0.15

(a)
Vimeo Restricted Shares were excluded from the computation of average basic common shares outstanding for EPS purposes because the number of shares that ultimately vest is subject to the satisfaction of certain market conditions.

NOTE 8 — FINANCIAL STATEMENT DETAILS
Cash and Cash Equivalents and Restricted Cash
The reconciliation of cash and cash equivalents and restricted cash reported within the accompanying consolidated balance sheet to the total amounts shown in the accompanying consolidated statement of cash flows is as follows:
	September 30, 2025(a)	December 31, 2024(a)	September 30, 2024(a)(b)	December 31, 2023(b)
	(In thousands)
Cash and cash equivalents	$320,648	$325,276	$324,781	$301,372
Restricted cash included in Prepaid expenses and other current assets	234	217	240	64
Total cash and cash equivalents and restricted cash as shown in the accompanying consolidated statement of cash flows	$320,882	$325,493	$325,021	$301,436

(a)
Restricted cash included a deposit related to a lease.

(b)
Restricted cash included a deposit related to corporate credit cards.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
(unaudited)
NOTE 8 — FINANCIAL STATEMENT DETAILS (Continued)
Credit Losses
The changes in the allowance for credit losses are as follows:
	Nine Months Ended September 30,
	2025	2024
	(In thousands)
Balance at beginning of period	$2,404	$2,728
Provision for credit losses	373	344
Write-offs charged against the allowance	(1,192)	(1,519)
Recoveries collected	178	570
Currency translation adjustment	—	(1)
Balance at end of period	$1,763	$2,122
Accumulated Amortization and Depreciation
Accumulated amortization and depreciation within the accompanying consolidated balance sheet are as follows:
Asset Category	September 30, 2025	December 31, 2024
	(In thousands)
ROU assets, included in Other non-current assets	$22,007	$18,888
Cloud computing costs, included in Other non-current assets	$663	$304
Leasehold improvements and equipment	$726	$564
Intangible assets with definite lives	$50,143	$49,021
Other income, net
The components of “Other income, net” are as follows:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	(In thousands)
Interest income	$3,108	$3,827	$9,009	$11,258
Foreign exchange gains (losses), net	47	(212)	(760)	54
Other income, net	$3,155	$3,615	$8,249	$11,312

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
(unaudited)
NOTE 8 — FINANCIAL STATEMENT DETAILS (Continued)
Geographic Concentrations
Tangible long-lived assets at September 30, 2025 and December 31, 2024 relate to “Leasehold improvements and equipment, net.”
	September 30, 2025	December 31, 2024
	(In thousands)
Leasehold improvements and equipment, net:
United States	$386	$346
All other countries	66	110
Total	$452	$456
NOTE 9 — CONTINGENCIES
In the ordinary course of business, Vimeo is, and from time to time may become, a party to various legal proceedings. Vimeo establishes reserves for specific legal matters when it determines that the likelihood of an unfavorable outcome is probable and the loss is reasonably estimable. Management has also identified certain other legal matters where it believes an unfavorable outcome is not probable and, therefore, no reserve is established. Although management currently believes that resolving claims against Vimeo, including claims where an unfavorable outcome is reasonably possible, will not have a material impact on the liquidity, results of operations or financial condition of Vimeo, these matters are subject to inherent uncertainties and management’s view of these matters may change in the future. Vimeo also evaluates other contingent matters, including income and non-income tax contingencies, to assess the likelihood of an unfavorable outcome and estimated extent of potential loss. It is possible that an unfavorable outcome of one or more of these lawsuits or other contingencies could have a material impact on the liquidity, results of operations or financial condition of Vimeo. See “Note 3—Income Taxes” for additional information related to income tax contingencies.
EMI/Capitol Records Copyright Infringement Litigation
In December 2009, a group of music publishers owned by EMI Music Publishing (now owned by Sony/ATV Music Publishing, a subsidiary of Sony Entertainment) and a group of then EMI-affiliated record companies, including Capitol Records (now owned by Universal Music Group), filed two lawsuits against Vimeo and its former owner, Connected Ventures, in the U.S. District Court for the Southern District of New York. See Capitol Records, LLC v. Vimeo, LLC, No. 09 Civ. 10101 (S.D.N.Y.) and EMI Blackwood Music, Inc. v. Vimeo, LLC, No. 09 Civ. 10105 (S.D.N.Y.). In both cases, plaintiffs allege that Vimeo infringed their music copyrights (in the publishers’ musical compositions and the record companies’ sound recordings) by hosting and streaming videos uploaded by users (and in certain cases, former employees) featuring their musical works. Plaintiffs seek, among other things, injunctive relief and monetary damages. The initial complaints identified 199 videos as infringing (which Vimeo removed post-suit).
Prior to suit, plaintiffs did not avail themselves of their right to submit a takedown notice to Vimeo pursuant to the online safe harbor provisions of the Digital Millennium Copyright Act of 1998 (“DMCA”), which limits the liability of online service providers for copyright infringement of their users when the provider takes certain measures. Vimeo asserts that the DMCA limits its liability because it complies with the DMCA and plaintiffs failed to submit takedown notices. Plaintiffs disagree, asserting various theories as to why the DMCA may not apply to some or all of the videos-in-suit.
The district court bifurcated proceedings and required the parties to first litigate the issue of whether Vimeo satisfied the DMCA’s safe harbor provisions. On September 18, 2013, the district court granted partial summary judgment to Vimeo on 144 of the 199 original videos-in-suit on the ground that Vimeo complied

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
(unaudited)
NOTE 9 — CONTINGENCIES (Continued)
with the threshold requirements of the DMCA and that there was no evidence that a Vimeo employee had watched the videos in question such that Vimeo had actual or “red flag” knowledge of infringement, which would disqualify the DMCA’s application. The court denied summary judgment as to 35 videos-in-suit on the ground that there was a material question of fact as to whether Vimeo had “red flag” knowledge of infringement based upon employees having watched all or part of these videos. The court further held that the DMCA did not apply to the record companies’ state-law claims regarding sound recordings fixed before February 1972; a trial was necessary to determine whether Vimeo was liable for employees who uploaded approximately 20 videos; and that plaintiffs should be permitted to amend their complaints to add over 1,500 videos allegedly infringing their copyrights (which Vimeo removed after receiving plaintiffs’ proposed amended complaint).
Vimeo sought and obtained the right to appeal certain issues on an interlocutory basis to the U.S. Court of Appeals for the Second Circuit. On June 16, 2016, the Second Circuit held that (1) the district court had applied the incorrect summary-judgment standard for “red flag” infringement and that evidence that an employee watched all or part of a video containing plaintiffs’ music did not raise a genuine issue of fact as to whether Vimeo had “red flag” knowledge in such video; (2) the DMCA applies to state-law copyright infringement claims predicated on pre-1972 sound recordings; and (3) on an issue raised by plaintiffs in their cross-appeal, the record did not show that Vimeo was willfully blind towards infringing activity taking place on its platform. As a result of these rulings, the Second Circuit partially vacated the district court’s ruling and remanded the case for further proceedings consistent with its judgment.
On March 31, 2018, the district court granted Vimeo’s motion to dismiss plaintiffs’ state-law unfair competition claims on the grounds that they were state-law copyright claims covered by the DMCA per the Second Circuit’s judgment. On May 28, 2021, the district court granted Vimeo summary judgment as to videos for which the sole remaining basis of liability was the assertion that Vimeo had “red flag” knowledge of infringement. On August 26, 2021, the district court approved a stipulation whereby plaintiffs agreed to conditionally dismiss all remaining claims to allow a final judgment to issue. Under the stipulation, plaintiffs may refile their claims regarding the alleged employee-uploaded videos if the Second Circuit reverses the district court’s other rulings in whole or in part. On November 1, 2021, the district court entered a final judgment adopting the terms of the parties’ stipulation. On November 29, 2021, plaintiffs filed an appeal to the U.S. Court of Appeals for the Second Circuit. On January 13, 2025, the Second Circuit issued an opinion affirming the judgment. Plaintiffs filed a Petition for Panel Rehearing in the Second Circuit on February 26, 2025. On September 9, 2025, the Second Circuit ruled on EMI’s Petition for Panel Rehearing, granting EMI’s request to remove a footnote but allowing the rest of the January 13 opinion to remain. The mandate was issued on October 1, 2025.
Sony/Universal/Warner Copyright Litigation
In March 2021, Sony Music Entertainment Italy (a subsidiary of Sony Music Entertainment Group), Warner Music Italia (a subsidiary of Warner Music Group), Universal Music Italia (a subsidiary of Universal Music Group), and Warner Music International Services (a subsidiary of Warner Music Group) filed a lawsuit against Vimeo in the Court of Milan alleging violations of Italian copyright and unfair competition laws. See Sony Music Entertainment Italy s.p.a. et al. v. Vimeo, Inc., Case No. 10977/2021 (Court of Milan, Business Division). The complaint alleges that Vimeo infringed plaintiffs’ copyrights by hosting and streaming user-uploaded videos that contain plaintiffs’ copyrighted works and that, upon notification of the alleged infringement, Vimeo employed a takedown process that did not comply with Italian law. The complaint seeks, among other things, injunctive relief and damages to be quantified in a separate proceeding. Additionally, the complaint seeks potential penalties of €10,000 per day of delay in removing unauthorized works after receipt of a court order to do so, if applicable. On November 3, 2021, Vimeo filed its initial brief. On November 23, 2021, the parties attended the initial hearing with the Court of Milan where the court set forth a briefing schedule. In September 2025, the case was assigned to a new judge and the claims hearing scheduled for October 8, 2025 was rescheduled for February 24, 2026.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
(unaudited)
NOTE 10 — RELATED PARTY TRANSACTIONS
In May 2021, Vimeo became an independent, separately traded public company through a spin-off from IAC/InterActiveCorp (“IAC”) (the “Spin-off”). Following the Spin-off, IAC continues to be a related party to Vimeo due to the relationship between our directors and substantial stockholders, and IAC and its subsidiaries. Angi Inc. is also a related party to Vimeo due to the relationship between our directors and Angi, Inc. and its subsidiaries. All related party transactions between Vimeo and its related parties, other than amounts related to the settlement of equity awards, are reflected in the accompanying consolidated statement of cash flows as operating activities.
Vimeo has entered into various sublease agreements with a subsidiary of Angi Inc. whereby Vimeo agreed to sublease a portion of the 5th floor and the entire 10th floor at 330 West 34th Street (“West 34th Street Sublease”) in New York City, both through April 2028. At September 30, 2025 and December 31, 2024, Vimeo had a current lease liability of $3.0 million and $2.7 million included in “Accrued expenses and other current liabilities,” respectively, and a non-current lease liability of $5.7 million and $8.0 million included in “Other long-term liabilities,” respectively, related to the West 34th Street Sublease in the accompanying consolidated balance sheet. Rent expense for the three and nine months ended September 30, 2025 and 2024 were both $0.9 million and $2.6 million, respectively. At September 30, 2025 and December 31, 2024, Vimeo had a current payable due to IAC of $0.4 million and $0.1 million included in “Accrued expenses and other current liabilities” in the accompanying consolidated balance sheet, respectively, and was subsequently paid in October 2025 and January 2025, respectively.
NOTE 11 — RESTRUCTURING
During the three and nine months ended September 30, 2025, the Company recognized restructuring costs related to a reduction-in-force and certain departmental reorganizations totaling $4.4 million and $7.5 million, respectively. During the three months ended March 31, 2024, the Company recognized restructuring costs relating to a reduction-in-force totaling $2.2 million. There were no restructuring costs recognized during the three months ended September 30, 2024. One-time termination benefits provided in all cases included severance, continuation of health insurance coverage and other benefits for a specified period of time.
Restructuring costs have been recognized in the accompanying consolidated statement of operations as follows:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	(In thousands)
Restructuring costs:
Cost of revenue	$270	$—	$360	$88
Research and development expense	2,078	—	2,783	116
Sales and marketing expense	1,796	—	2,822	1,104
General and administrative expense	291	—	1,515	897
Total	$4,435	$—	$7,480	$2,205
At September 30, 2025, a payable of $2.9 million related to restructuring costs was included in “Accrued expenses and other current liabilities” in the accompanying consolidated balance sheet.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
VIMEO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (Continued)
(unaudited)
NOTE 12 — SEGMENT INFORMATION
Vimeo’s Chief Executive Officer (“CEO”) is the chief operating decision maker and allocates resources and assesses performance based upon consolidated “Net (loss) earnings” that is included in the accompanying consolidated statement of operations, primarily by monitoring actual results versus the Company’s internal budget. Accordingly, the Company operates as a single operating segment. The measure of segment assets is reflected as “Total assets” in the accompanying consolidated balance sheet. Vimeo’s revenue is derived primarily from fixed SaaS subscription fees paid by customers as discussed further in “Note 2 — Revenue.”
Revenue and significant expenses regularly provided to the CEO to arrive at Segment net (loss) earnings are as follows:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
	(In thousands)
Revenue	$105,756	$104,564	$313,440	$313,850
Less:
Hosting	13,247	12,521	40,127	38,067
Compensation and other employee-related	49,306	47,665	153,344	144,833
Advertising	7,322	7,785	23,036	23,812
Other segment items(a)(b)	38,217	27,311	96,900	81,662
Segment net (loss) earnings	(2,336)	9,282	33	25,476
Adjusting items	—	—	—	—
Net (loss) earnings	$(2,336)	$9,282	$33	$25,476

(a)
Other segment items primarily include stock-based compensation expense, credit card processing fees, software license and maintenance costs, and fees for professional services, including transaction costs.

(b)
Other segment items also include “Depreciation” , “Amortization of intangibles”, “Interest expense”, “Other income, net” (as detailed in Note 8 — Financial Statement Details), and “Income tax provision”, which are the same as the amounts in the accompanying consolidated statement of operations as the Company operates as a single operating segment.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83

            Ordinary Shares
   Bending Spoons S.p.A.

Goldman Sachs International*	J.P. Morgan*	Allen & Company LLC

*listed in alphabetical order

Through and including            , 2026 (25 days after the commencement of this offering), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.   Indemnification of board of directors and executive officers
On or before the time of effectiveness of this registration statement, we will enter into indemnification agreements with our directors and executive officers. These indemnification agreements will require us to indemnify our directors and executive officers to the fullest extent permitted by law. Under Italian law, indemnification is not permitted, among other cases, for acts or omissions involving willful misconduct or gross negligence, or for liability of a director or executive officer toward the company. Insofar as indemnification of liabilities arising under the Securities Act may be permitted to executive officers and directors or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
We maintain insurance policies relating to certain liabilities that our directors and officers may incur in such capacity.
In any underwriting agreement we enter into in connection with the sale of the ordinary shares being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended against certain liabilities.
Item 7.   Recent sales of unregistered securities
During the past three years, we have issued the following securities without registration under the Securities Act:
•
On January 16, 2023, pursuant to the share capital increase approved on November 24, 2022, we issued 123 Class E shares, later converted into Class X-1 shares, to an existing investor and strategic advisor, as part of its compensation, at a subscription price of €75.09 ($78.19) per share, for an aggregate consideration of €9,236.07 ($9,617.52).

•
On January 17, 2023, pursuant to the share capital increase approved on November 24, 2022, we issued 490 Class E shares, later converted into Class X-1 shares, to an existing investor and strategic advisor, as part of its compensation, at a subscription price of €75.09 ($78.19) per share, for an aggregate consideration of €36,794.10 ($38,313.70).

•
On February 13, 2023, pursuant to the share capital increase approved on November 24, 2022, we issued 40,000 Class E shares, later converted into Class X-1 shares to a strategic advisor and its employees at a subscription price of €75.09 ($78.19) per share, for an aggregate consideration of €3,003,600 ($3,127,648.68).

•
On February 15, 2023, pursuant to the share capital increase approved on November 24, 2022, we issued 368 Class E shares, later converted into Class X-1 shares to a new investor and strategic advisor, as part of its compensation, at a subscription price of €75.09 ($78.19) per share, for an aggregate consideration of €27,633.12 ($28,774.37).

•
On March 7, 2023, pursuant to the share capital increase approved on November 24, 2022, we issued 123 Class E shares, later converted into Class X-1 shares to a new investor and strategic advisor, as part of its compensation, at a subscription price of €75.09 ($78.19) per share, for an aggregate consideration of €9,236.07 ($9,617.52).

•
On August 3, 2023, pursuant to the share capital increase approved on July 27, 2023, we issued 351,973 Class C shares to new investors at a subscription price of €162.69 ($180.99) per share, for an aggregate consideration of €57,262,487.37 ($63,704,517.20).

•
On October 2, 2023, pursuant to the share capital increase approved on July 27, 2023, we issued 24 Class C shares to an existing investor at a subscription price of €162.69 ($180.99) per share, for an aggregate consideration of €3,904.56 ($4,343.82).

•
On November 7, 2023, pursuant to the share capital increase approved on September 29, 2023, we issued 55,784 Class X-2 shares to a group of existing and new investors, at a subscription price of €162.69 ($172.35) per share, for an aggregate consideration of €9,075,498.96 ($9,614,583.60)

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
•
On November 16, 2023, pursuant to the share capital increase approved on September 29, 2023, we issued 576 Class X-2 shares to a new investor at a subscription price of €162.69 ($172.35) per share, for an aggregate consideration of €93,709.44 ($99,275.78).

•
On January 26, 2024 and on February 5, 2024, pursuant to the share capital increase approved on January 9, 2024, we issued 23,886 Class B shares to existing investors at a subscription price of €392 ($428.85) per share, for an aggregate consideration of €9,363,312 ($10,243,463.33).

•
From January 30, 2024 to February 5, 2024, pursuant to the share capital increase approved on January 9, 2024, we issued 45,279 Class C shares to existing investors at a subscription price of €392 ($428.85) per share, for an aggregate consideration of €17,749,368 ($19,417,808.59).

•
On February 4, 2024, pursuant to the share capital increase approved on January 9, 2024, we issued 834 Class X-2 shares to an existing investor at a subscription price of €392 ($428.85) per share, for an aggregate consideration of €326,928 ($357,659.23).

•
On February 8, 2024, and on February 9, 2024, pursuant to the share capital increase approved on January 9, 2024, we issued 172,692 Class C shares to existing investors at a subscription price of €392 ($428.85) per share, for an aggregate consideration of €67,695,264 ($74,058,618.82).

•
On February 12, 2024, pursuant to the share capital increase approved on January 9, 2024, we issued 2,682 Class X-2 shares to an existing investor at a subscription price of €392 ($428.85) per share, for an aggregate consideration of €1,051,344 ($1,150,170.34).

•
On February 15, 2024, pursuant to the share capital increase approved on January 9, 2024, we issued 117,188 Class X-2 shares, which were converted into Class C shares upon the resolution of a shareholder meeting, to a new investor at a subscription price of €392 ($428.85) per share, for an aggregate consideration of €45,937,696 ($50,255,839.42).

•
On March 28, 2024, following the March 2024 stock split, we transferred 27,200 Class X-3 shares to a strategic advisor and its employees, as part of its compensation, accounting for €533,120 ($576,356.03), all of which were converted into Class X-2 shares as a result of such transfer.

•
On December 10, 2024, pursuant to the share capital increase approved on October 30, 2024 and following the March 2024 stock split, we issued 1,788,109 Class X-2 shares, which were converted into Class C shares upon the resolution of a shareholder meeting, to a new investor at a subscription price of €22.37 ($24.19) per share (€447.40 or $483.86 on a pre-2024-stock-split basis), for an aggregate consideration of €39,999,998.33 ($43,259,998.19).

•
On December 17, 2024, following the March 2024 stock split, we sold 4,293 Class X-1 shares to a new investor at a price of €22.37 ($24.19) per share (€447.40 or $483.86 on a pre-2024-stock-split basis), for an aggregate consideration of €96,034.41 ($100,807.32), all of which were converted into Class X-2 shares as a result of such transfer.

•
On May 13, 2025, following the March 2024 stock split, we sold 6,163 Class X-1 shares to a new investor at a price of €25.96 ($28.85) per share (€519.20 or $576.93 on a pre-2024-stock-split basis), for an aggregate consideration of €159,991.48 ($177,782.53), all of which were converted into Class X-2 shares as a result of such transfer.

•
On July 17, 2025, following the March 2024 stock split, we sold 7,705 Class X-1 shares to a new investor at a price of €25.96 ($30.06) per share (€519.20 or $601.18 on a pre-2024-stock-split basis), for an aggregate consideration of €200,021.80 ($231,605.24), all of which were converted into Class X-2 shares as a result of such transfer.

•
On October 29, 2025, pursuant to the share capital increase approved on October 13, 2025 and following the March 2024 stock split, we issued (i) 2,627,242 Class C shares and (ii) 424,131 Class X-2 shares to a group of existing and new investors at a subscription price of €76.32 ($88.29) per share (€1,526.40 or $1,765.89 on a pre-2024-stock-split basis), for an aggregate consideration of €232,880,787.36 ($269,419,782.90).

•
On November 20, 2025, following the March 2024 stock split, we sold 10,627 Class X-1 shares to a strategic partner and two directors, at a discounted price of €53.424 ($61.51) per share (€1,068.48 or $1,230.25 on a pre-2024-stock-split basis), for an aggregate consideration of €567,736.85 ($653,692.21), all of which were converted into Class X-2 shares as a result of such transfer.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
•
On December 23, 2025, following the March 2024 stock split, we sold 1,132 Class X-1 shares to a new investor at a price of €76.32 ($89.95) per share (€1,526.40 or $1,799.02 on a pre-2024-stock-split basis) for an aggregate consideration of €86,394.24 ($101,824.25).

•
On December 23, 2025, following the March 2024 stock split, we transferred 16,028 Class X-1 shares to some of our directors, as part of their compensation for their services, accounting for an aggregate amount of €339,385.72 ($400,000.01), all of which were converted into Class X-2 shares as a result of such transfer.

•
On December 23, 2025, pursuant to the share capital increase approved on October 30, 2024 and following the March 2024 stock split, we issued 11,470 Class X-2 shares upon the exercise of the warrants granted to some of our directors at a subscription price of €1.57 ($1.70) per share (€31.40 or $33.96 on a pre-2024-stock-split basis) for an aggregate consideration of €18,007.90 ($19,475.54).

•
On February 18, 2026, following the March 2024 stock split, we sold 4,461 Class X-1 shares to one of our directors at a discounted price of €53.424 ($63.28) per share (€1,068.48 or $1,265.61 on a pre-2024-stock-split basis), for an aggregate consideration of €238,324.46 ($282,295.33), all of which were converted into Class X-2 shares as a result of such transfer. On the same date, we also sold 11,193 Class X-1 shares to the same director, at a price of €76.32 ($90.40) per share (€1,068.48 or $1,808.02 on a pre-2024-stock-split basis), for an aggregate consideration of €854,249.76 ($1,011,858.84), all of which were converted into Class X-2 shares as a result of such transfer.

•
On March 12, 2026, pursuant to the share capital increase approved on May 10, 2023 and following the March 2024 stock split, we issued 800,000 Class X-1 shares (later converted into Class X-2 shares) upon the exercise of the certain warrants granted to a strategic advisor under the warrant terms approved by our board of directors on April 20, 2023 (and amended on July 24, 2023, and December 18, 2025). The share capital increase was executed at a subscription price of €7.509 ($8.22) per share (€150.18 or $164.45 on a pre-stock-split basis) for an aggregate consideration of € 6,007,200.00 ($6,577,884.00).

•
From time to time from January 1, 2023 to December 31, 2025, we issued an aggregate of 7,071,400 Class X-1 shares and granted an aggregate of 95,600 Class X-1 treasury shares (in each case, on a post-stock-split basis for issuances and grants that occurred prior to the stock splits implemented in March 2024 and April 2026) to employees and contractors upon the vesting of their stock units.

•
From time to time from January 1, 2023 to December 31, 2025, we granted an aggregate of 16,426,040 Class X-3 treasury shares (on a post-stock-split basis for grants that occurred prior to the stock splits implemented in March 2024 and April 2026) to employees, contractors, and one of our directors upon the exercise of their stock options with exercise prices ranging from €0.0263 to €0.339 (€5.26 to €67.8 on a pre-stock-splits basis) per share, all of which were converted into Class X-2 shares as a result of such transfers.

Where amounts above are denominated in euros, they have been converted into U.S. dollars at the exchange rate published by the European Central Bank as of the date of the shareholder meeting approving the relevant capital increase and of the closing date of the share transfer for the assignment of treasury shares.
Such shares were issued in reliance on the exemption contained in Regulation S or Rule 501 of Regulation D of the Securities Act on the basis that the transactions either did not involve a U.S. person, as defined in Regulation S, or were only made to accredited investors, as defined under Rule 501 of Regulation D. No underwriters were involved in these transactions.
No underwriter or underwriting discount or commission was involved in any of the transactions set forth in Item 7.
Item 8.   Exhibits
(1)
The Exhibit Index is hereby incorporated herein by reference.

(2)
Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Consolidated Financial Statements and related notes thereto.
Item 9.   Undertakings
(1)
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
(2)
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(3)
The undersigned registrant hereby further undertakes that:

(A)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Exhibit index
Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Form of Bylaws of the Registrant, to be in effect upon completion of this offering
4.1*	Specimen Ordinary Share Certificate of the Registrant
4.2*	Form of Registration Rights Agreement by and among the Registrant and certain shareholders of the Registrant
5.1*	Opinion of Latham & Watkins LLP, counsel to the Registrant, as to the validity of the ordinary shares (including consent)
10.1+*	Form of Indemnification Agreement
10.2+*	Stock Option Plans
10.3+*	Form of 2026 Equity Compensation Plan, to be in effect upon completion of this offering
10.4	Senior Facilities Agreement originally dated July 30, 2024, between, among others, Bending Spoons Operations S.p.A., Banco BPM S.p.A., BNP Paribas Italian Branch, Intesa Sanpaolo S.p.A., Banca Nazionale del Lavoro S.p.A., Crédit Agricole Corporate and Investment Bank, Milan Branch, HSBC Continental Europe, Société Générale, UniCredit S.p.A., SMBC Bank EU AG, Milan Branch, and Banca IFIS S.p.A., and the other parties thereto, as subsequently supplemented, integrated, and amended by (i) the amendment agreement dated December 10, 2024 between, among others, Bending Spoons Operations S.p.A. and Intesa Sanpaolo S.p.A., (ii) the additional facility notice dated December 12, 2024 between, among others, Bending Spoons Operations S.p.A. and Intesa Sanpaolo S.p.A., (iii) the amendment agreement dated March 3, 2025 between, among others, Bending Spoons Operations S.p.A. and Intesa Sanpaolo S.p.A., (iv) the additional facility notice dated March 11, 2025 between, among others, Bending Spoons Operations S.p.A. and Intesa Sanpaolo S.p.A., (v) the consent request letter signed by Bending Spoons Operations S.p.A. on April 4, 2025 and countersigned by Intesa Sanpaolo S.p.A. on May 16, 2025, (vi) the additional facility notice dated June 18, 2025 between, among others, Bending Spoons Operations S.p.A. and Intesa Sanpaolo S.p.A., (vii) the additional facility notice dated June 23, 2025 between, among others, Bending Spoons Operations S.p.A. and Intesa Sanpaolo S.p.A., (viii) the consent request letter signed by Bending Spoons Operations S.p.A. on July 1, 2025 and countersigned by Intesa Sanpaolo S.p.A. on July 16, 2025, (ix) the additional facility notice dated October 3, 2025 between, among others, Bending Spoons Operations S.p.A. and Intesa Sanpaolo S.p.A., (x) two additional facility notices each dated October 27, 2025 between, among others, Bending Spoons Operations S.p.A. and Intesa Sanpaolo S.p.A. (each as amended and restated on November 12, 2025 and on November 14, 2025), (xi) the consent request letter signed by Bending Spoons Operations S.p.A. on October 31, 2025 and countersigned by Intesa Sanpaolo S.p.A. on November 18, 2025, (xii) the consent request letter signed by Bending Spoons Operations S.p.A. on November 24, 2025 and countersigned by Intesa Sanpaolo S.p.A. on January 20, 2026, (xiii) the consent request letter signed by Bending Spoons Operations S.p.A. on March 4, 2026 and countersigned by Intesa Sanpaolo S.p.A. on April 2, 2026, (xiv) the additional facility notice dated March 25, 2026 between, among others, Bending Spoons Operations S.p.A. and Intesa Sanpaolo S.p.A., and (xv) four additional facility notices dated April 30, 2026 between, among others, Bending Spoons Operations S.p.A. and Intesa Sanpaolo S.p.A.
10.5	TLB Credit Agreement dated March 7, 2025, as amended on April 4, 2025, July 21, 2025, July 29, 2025, January 2, 2026, and April 20, 2026, between Bending Spoons US Inc., JPMorgan Chase Bank, N.A. and Intesa Sanpaolo S.p.A.
10.6	US TLA/RCF Credit Agreement dated January 2, 2026, as amended on April 20, 2026, between Bending Spoons US Inc., the lenders party thereto, JPMorgan Chase Bank, N.A. and Intesa Sanpaolo S.p.A.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Exhibit No.	Description
10.7	Lease Agreement for the Milan headquarters dated December 1, 2021 between Coima SGR S.p.A. and Bending Spoons S.p.A.
21.1	List of subsidiaries of the Registrant
23.1*	Consent of Deloitte & Touche S.p.A., an independent registered public accounting firm, Independent Auditor of the Registrant
23.2*	Consent of Ernst & Young LLP, Independent Auditor of AOL Holdco II LLC
23.3*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
23.4*	Consent of Ernst & Young LLP, Independent Auditor of Vimeo, Inc.
24.1*	Power of Attorney (included in signature page to Registration Statement)
107*	Calculation of Filing Fee Table

*
To be filed by amendment.

+
Indicates management contract or compensatory plan.

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Signatures
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Milan, Italy on           , 2026.
Bending Spoons S.p.A.

By:
	Name:	Luca Ferrari
	Title:	Chair of the board of directors, co-founder, and chief executive officer

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Luca Ferrari and Davide Giorgio Andrea Scarpazza as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on           , 2026 in the capacities indicated:
Name	Title

Chair of the board of directors, co-founder, and chief executive officer
Luca Ferrari
Executive director, co-founder, and head of business acquisitions
Francesco Patarnello
Co-chief financial officer
Davide Giorgio Andrea Scarpazza
Co-chief financial officer and principal accounting officer
Enrico Martinelli
Director
Matteo Danieli
Director
Joshua James Motta
Director
Robert J. Mylod Jr.
Director
Donald D. O'Neal
Director
Leah Schwartz
Director
Stephen Sinwell
Director
Paola Tagliavini

CONFIDENTIAL TREATMENT REQUESTED BY BENDING SPOONS S.P.A. PURSUANT TO 17 C.F.R. SECTION 200.83
Signature of authorized U.S. representative of registrant
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Bending Spoons S.p.A. has signed this registration statement on           , 2026.
Bending Spoons US Inc.

By:
Name:
Title: